MFA
FINANCIAL, INC.

'25

2025 ANNUAL REPORT



MFA
FINANCIAL, INC.

'25

2025 FORM 10K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from   to

Commission File Number: 1-13991

MFA FINANCIAL, INC.

(Exact name of registrant as specified in its charter)

Maryland	**13-3974868**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

One Vanderbilt Ave., 48th Floor
New York New York   **10017**
(Address of principal executive offices)   *(Zip Code)*

(212) 207-6400
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, par value $0.01 per share	MFA	New York Stock Exchange
7.50% Series B Cumulative Redeemable Preferred Stock, par value $0.01 per share	MFA/PB	New York Stock Exchange
6.50% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, par value $0.01 per share	MFA/PC	New York Stock Exchange
8.875% Senior Notes due 2029	MFAN	New York Stock Exchange
9.00% Senior Notes due 2029	MFAO	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

On June 30, 2025, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $966 million based on the closing sales price of our common stock on such date as reported on the New York Stock Exchange.

On February 17, 2026, the registrant had a total of 102,093,862 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement to be filed with the Securities and Exchange Commission in connection with the Annual Meeting of Stockholders scheduled to be held on or about June 3, 2026, are incorporated by reference into Part III of this Annual Report on Form 10-K.

MFA FINANCIAL, INC.

TABLE OF CONTENTS

PART I

Item 1.	Business	5
Item 1A.	Risk Factors	8
Item 1B.	Unresolved Staff Comments	34
Item 1C.	Cybersecurity	35
Item 2.	Properties	36
Item 3.	Legal Proceedings	36
Item 4.	Mine Safety Disclosures	36

PART II

Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	37
Item 6.	[Reserved]	39
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	40
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	61
Item 8.	Financial Statements and Supplementary Data	66
	Report of Independent Registered Public Accounting Firm	66
	Consolidated Balance Sheets at December 31, 2025 and December 31, 2024	68
	Consolidated Statements of Operations for the years ended December 31, 2025, 2024 and 2023	69
	Consolidated Statements of Comprehensive Income/(Loss) for the years ended December 31, 2025, 2024 and 2023	70
	Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2025, 2024 and 2023	71
	Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024 and 2023	73
	Notes to the Consolidated Financial Statements	74
	Note 1. Organization	74
	Note 2. Summary of Significant Accounting Policies	74
	Note 3. Residential Whole Loans	82

PART II (continued)

	Note 4. Securities, at Fair Value	88
	Note 5. Other Assets	91
	Note 6. Financing Agreements	95
	Note 7. Other Liabilities	99
	Note 8. Income Taxes	100
	Note 9. Commitments and Contingencies	102
	Note 10. Stockholders' Equity	103
	Note 11. EPS Calculation	108
	Note 12. Equity Compensation and Other Benefit Plans	108
	Note 13. Fair Value of Financial Instruments	112
	Note 14. Use of Special Purpose Entities and Variable Interest Entities	118
	Note 15. Segment Reporting	119
	Note 16. Subsequent Events	123
	Schedule IV - Mortgage Loans on Real Estate	124
Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	125
Item 9A.	Controls and Procedures	125
Item 9B.	Other Information	127
Item 9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	127

PART III

Item 10.	Directors, Executive Officers and Corporate Governance	127
Item 11.	Executive Compensation	127
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	128
Item 13.	Certain Relationships and Related Transactions, and Director Independence	128
Item 14.	Principal Accountant Fees and Services	128

PART IV

Item 15.	Exhibits and Financial Statement Schedules	129
Item 16.	Form 10-K Summary	133
Signatures		134

All other financial statement schedules are omitted because the required information is not applicable or deemed not material, or the required information is included in the consolidated financial statements and/or notes thereto.

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In this Annual Report on Form 10-K, references to "we," "us," "our" or "the Company" refer to MFA Financial, Inc. and its subsidiaries unless specifically stated otherwise or the context otherwise indicates. The following defines certain of the commonly used terms in this Annual Report on Form 10-K: Residential whole loans refer to loans that may include: (i) loans to finance (or refinance) one-to-four family residential properties that are not considered to meet the definition of a "Qualified Mortgage" in accordance with guidelines adopted by the Consumer Financial Protection Bureau ("Non-QM loans"), (ii) short-term business purpose loans collateralized by residential properties made to non-occupant borrowers that generally intend to rehabilitate or construct residential housing and then refinance or sell the properties ("Single-family transitional loans"); (iii) short-term business purpose loans collateralized by multifamily properties, typically with a loan balance below $10 million, made to non-occupant borrowers that generally intend to rehabilitate or stabilize and then refinance or sell the properties ("Multifamily transitional loans") (collectively, "Transitional loans," also sometimes referred to as "Rehabilitation loans" or "Fix and Flip loans"), (iv) business purpose loans to finance (or refinance) non-owner occupied one-to four-family residential properties that are rented to one or more tenants ("Single-family rental loans" and, collectively with Transitional loans, "Business purpose loans"), (v) loans primarily secured by residential real estate that were generally either non-performing or re-performing at acquisition ("Legacy RPL/NPL") and (vi) loans on investor properties that conform to the standards for purchase by a federally chartered corporation, such as the Federal National Mortgage Association ("Fannie Mae") or the Federal Home Loan Mortgage Corporation ("Freddie Mac") ("Agency eligible investor loans", which are included in "Other loans"). MBS generally refers to mortgage-backed securities secured by pools of residential mortgage loans; Agency MBS refers to MBS that are issued or guaranteed by a federally chartered corporation, such as the Fannie Mae or Freddie Mac, or an agency of the U.S. Government, such as the Government National Mortgage Association ("Ginnie Mae"); Non-Agency MBS refers to MBS that are not guaranteed by any agency of the U.S. Government or any federally chartered corporation and include (i) Legacy Non-Agency MBS, which are MBS issued prior to 2008, and (ii) RPL/NPL MBS, which refers to MBS backed primarily by securitized re-performing and non-performing loans. Hybrids refer to hybrid mortgage loans that have interest rates that are fixed for a specified period of time and, thereafter, generally adjust annually to an increment over a specified interest rate index; ARMs refer to adjustable-rate mortgage loans which have interest rates that reset annually or more frequently; CRT securities refer to credit risk transfer securities, that are debt obligations issued by or sponsored by Fannie Mae and Freddie Mac; and Real Estate Owned ("REO") refers to real estate acquired by us, including through foreclosure, deed in lieu of foreclosure, or purchased in connection with the acquisition of residential whole loans.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This Annual Report on Form 10-K includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risks and uncertainties. The forward-looking statements contain words such as "will," "believe," "expect," "anticipate," "estimate," "plan," "continue," "intend," "should," "could," "would," "may," the negative of these words or similar expressions.

These forward-looking statements include information about possible or assumed future results with respect to our business, financial condition, liquidity, results of operations, plans and objectives. Among the important factors that could cause our actual results to differ materially from those projected in any forward-looking statements that we make are: general economic developments and trends, including the current tensions in international trade, a potential prolonged U.S. government shutdown, and the performance of the labor, housing, real estate, mortgage finance and broader financial markets; inflation, increases in interest rates and changes in the market (i.e., fair) value of our residential whole loans, MBS, securitized debt and other assets, as well as changes in the value of our liabilities accounted for at fair value through earnings; the effectiveness of hedging transactions; changes in the prepayment rates on residential mortgage assets, an increase of which could result in a reduction of the yield on certain investments in our portfolio and could require us to reinvest the proceeds received by us as a result of such prepayments in investments with lower coupons, while a decrease in which could result in an increase in the interest rate duration of certain investments in our portfolio making their valuation more sensitive to changes in interest rates and could result in lower forecasted cash flows; credit risks underlying our assets, including changes in the default rates and management's assumptions regarding default rates and loss severities on the mortgage loans in our residential whole loan portfolio; our ability to borrow to finance our assets and the terms, including the cost, maturity and other terms, of any such borrowings; implementation of or changes in government regulations or programs affecting our business (including as a result of the current U.S. administration); our estimates regarding taxable income the actual amount of which is dependent on a number of factors, including, but not limited to, changes in the amount of interest income and financing costs, the method elected by us to accrete the market discount on residential whole loans and the extent of prepayments, realized losses and changes in the composition of our residential whole loan portfolios that may occur during the applicable tax period, including gain or loss on any MBS disposals or whole loan modifications, foreclosures and liquidations; the timing and amount of distributions to stockholders, which are declared and paid at the discretion of our Board and will depend on, among other things, our taxable income, our financial results and overall financial condition and liquidity, maintenance of our REIT qualification and such other factors as the Board deems relevant; our ability to maintain our qualification as a REIT for federal income tax purposes; our ability to maintain our exemption from registration under the Investment Company Act of 1940, as amended (or the Investment Company Act), including statements regarding the concept release issued by the SEC relating to interpretive issues under the Investment Company Act with respect to the status under the Investment Company Act of certain companies that are engaged in the business of acquiring mortgages and mortgage-related interests; our ability to continue growing our residential whole loan portfolio, which is dependent on, among other things, the supply of loans offered for sale in the market; targeted or expected returns on our investments in recently-originated mortgage loans, the performance of which is, similar to our other mortgage loan investments, subject to, among other things, differences in prepayment risk, credit risk and financing costs associated with such investments; risks associated with the ongoing operation of Lima One Holdings, LLC (including, without limitation, industry competition, unanticipated expenditures relating to or liabilities arising from its operation (including, among other things, a failure to realize management's assumptions regarding expected growth in business purpose loan (BPL) origination volumes and credit risks underlying BPLs, including changes in the default rates and management's assumptions regarding default rates and loss severities on the BPLs originated by Lima One)); expected returns on our investments in nonperforming residential whole loans (or NPLs), which are affected by, among other things, the length of time required to foreclose upon, sell, liquidate or otherwise reach a resolution of the property underlying the NPL, home price values, amounts advanced to carry the asset (e.g., taxes, insurance, maintenance expenses, etc. on the underlying property) and the amount ultimately realized upon resolution of the asset; the failure to realize the expected expense savings resulting from the anticipated relocation of our corporate headquarters in New York City; risks associated with our investments in loan originators; risks associated with investing in real estate assets generally, including changes in business conditions and the general economy; and other risks, uncertainties and factors, including those described in the annual, quarterly and current reports that we file with the SEC. These forward-looking statements are based on beliefs, assumptions and expectations of our future performance, taking into account information currently available. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. New risks and uncertainties arise over time and it is not possible to predict those events or how they may affect us. Except as required by law, we are not obligated to, and do not intend to, update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. (See Part I, Item 1A. "Risk Factors" of this Annual Report on Form 10-K.)

PART I

Item 1. Business.

GENERAL

We are a specialty finance company that invests in and finances residential mortgage assets. Our targeted investments include principally the following:

- Residential whole loans, including Non-QM loans, Business purpose loans, and Legacy RPL/NPL loans, which we acquire and hold through certain trusts that are consolidated on our balance sheet for financial reporting purposes. Through our wholly-owned subsidiary, Lima One Capital, LLC (together with its parent company, Lima One Holdings, LLC, "Lima One"), a leading nationwide originator and servicer of Business purpose loans (or BPLs), which we acquired on July 1, 2021, we originate and service BPLs for real estate investors. We also own real estate (or REO), which is typically acquired as a result of the foreclosure or other liquidation of delinquent whole loans in connection with our loan investment activities.
- Residential mortgage securities, including Agency MBS, Non-Agency MBS and CRT securities.

Our principal business objective is to deliver shareholder value through the generation of distributable income and through asset performance linked to residential mortgage credit fundamentals. We selectively invest in residential mortgage assets with a focus on credit analysis, projected prepayment rates, interest rate sensitivity and expected return. We are an internally-managed real estate investment trust (or REIT).

2025 delivered strong fixed income returns as markets benefited from a shift in monetary policy and continued macroeconomic resilience. Credit spreads tightened and the yield curve steepened over the year, with yields on two-year Treasuries declining by 78 basis points while ten-year Treasuries declined by 43 basis points. The Bloomberg US Aggregate Index returned 7.3% for the year, marking its strongest annual performance in five years. We capitalized on these constructive market conditions by accelerating the pace of capital deployment, benefiting from increased price stability and a favorable lending environment. While market conditions have improved and recession risks have moderated, we have maintained our emphasis on preserving sufficient liquidity, prudently managing our interest rate exposure, and using loan securitizations to minimize our exposure to margin risk.

We were incorporated in Maryland on July 24, 1997 and began operations on April 10, 1998. We have elected to be treated as a REIT for U.S. federal income tax purposes. In order to maintain our qualification as a REIT, we must comply with a number of requirements under federal tax law, including that we must distribute at least 90% of our annual REIT taxable income to our stockholders. We have elected to treat certain of our subsidiaries as taxable REIT subsidiaries (or TRS). In general, a TRS may hold assets and engage in activities that a REIT or qualified REIT subsidiary (or QRS) cannot hold or engage in directly, and a TRS may generally engage in any real estate or non-real estate related business.

We are a holding company and conduct our real estate finance businesses primarily through wholly-owned subsidiaries, so as to maintain an exemption from registration under the Investment Company Act of 1940, as amended (or the Investment Company Act) by ensuring that less than 40% of the value of our total assets, exclusive of U.S. Government securities and cash items (which we refer to as our adjusted total assets for Investment Company Act purposes), on an unconsolidated basis, consist of "investment securities" as defined by the Investment Company Act. We refer to this test as the "40% Test."

INVESTMENT STRATEGY

We primarily invest in and finance, through our various subsidiaries, residential mortgage assets. During 2025, we acquired approximately $2.7 billion of residential whole loans. This includes $0.9 billion of loans originated by our wholly-owned subsidiary, Lima One, which has funded more than $7.3 billion of loans since July 2021, when we fully acquired Lima One. At the end of 2025, residential whole loan investments comprised approximately 68% of our assets and 59% of our allocated net equity. During 2026, assuming economic conditions continue to support markets for residential mortgage assets, we expect to continue pursuing investment opportunities, focused primarily on residential whole loans and Agency MBS as market opportunities arise. We expect that our investment activities will continue to be financed primarily through a combination of securitization transactions, term loan warehouse financing and repurchase agreement financing.

At December 31, 2025, our total investment-related assets were comprised of the following: $8.8 billion, or approximately 71%, of residential whole loans (compared to $8.8 billion, or 83%, at December 31, 2024); $3.4 billion, or 27%, of residential mortgage securities (compared to $1.5 billion, or 14%, at December 31, 2024); and $301.2 million, or 2%, of remaining investment-related assets, comprised primarily of REO, capital contributions made to loan origination partners, other interest-earning assets, and loan-related receivables (compared to $299.5 million, or 3% at December 31, 2024).

Residential Whole Loans

During 2025, we continued to acquire or originate residential whole loans, with the majority of our additions being Non-QM loans. Our Residential whole loan portfolio includes primarily: (i) loans to finance (or refinance) one-to-four family residential properties that are not considered to meet the definition of a "Qualified Mortgage" in accordance with guidelines adopted by the Consumer Financial Protection Bureau ("Non-QM loans"), (ii) short-term business purpose loans collateralized by residential properties made to non-occupant borrowers that generally intend to rehabilitate or construct residential housing and then refinance or sell the properties ("Single-family transitional loans"); (iii) short-term business purpose loans collateralized by multifamily properties, typically with a loan balance below $10 million, made to non-occupant borrowers that generally intend to rehabilitate or stabilize and then refinance or sell the properties ("Multifamily transitional loans") (collectively, with Single-family transitional loans, "Transitional loans," also sometimes referred to as "Rehabilitation loans" or "Fix and Flip loans"), (iv) business purpose loans to finance (or refinance) non-owner occupied one-to-four family residential properties that are rented to one or more tenants ("Single-family rental loans" and, collectively with Transitional loans, "Business purpose loans"), and (v) loans primarily secured by residential real estate that were generally either non-performing or re-performing at acquisition ("Legacy RPL/NPL"). We acquire and hold our loans primarily through certain trusts that are consolidated on our balance sheet for financial reporting purposes.

Certain Legacy RPL/NPL loans acquired by the Company for which the Company did not elect the fair value option are accounted for as credit deteriorated, as they have experienced a deterioration in credit quality since origination and prior to our purchase and were acquired at discounted prices that reflect, in part, the impaired credit history of the borrower. Purchased Credit Deteriorated Loans are typically characterized by borrowers who had previously experienced payment delinquencies and the amount owed may have exceeded the value of the property pledged as collateral at the time of acquisition. The majority of these loans were also acquired at purchase prices that were discounted (often substantially so) to their contractual loan balance to reflect the impaired credit history of the borrower, the loan-to-value ratio (or LTV) of the loan and the coupon rate. Certain Legacy RPL/NPL acquired by the Company are accounted for as non-performing loans which are typically characterized by borrowers who have defaulted on their obligations and/or have payment delinquencies of 60 days or more at the time we acquire the loan. These loans were typically purchased at significantly discounted prices to the contractual loan balance.

We also own REO property as a result of managing the resolution of non-performing loans. The aggregate value of REO properties fluctuates based on the timing of resolutions of non-performing loans, valuation adjustments, and ultimate sales or disposal of properties.

Securities, at Fair Value

We invest in residential mortgage securities, primarily Agency MBS, as well as Non-Agency MBS and CRT securities. During 2025, we opportunistically added $2.1 billion of Agency MBS. Going forward, we may continue to invest selectively in a range of residential mortgage securities as market opportunities arise.

FINANCING STRATEGY

Our financing strategy is designed to increase the size of our investment portfolio by borrowing against a substantial portion of the market value of the assets in our portfolio. For our Residential whole loan portfolio, we use loan securitizations, term warehouse facilities and shorter term repurchase agreements to finance our holdings of Residential whole loans. For our MBS portfolio, we primarily use shorter term repurchase agreements to finance our holdings of Securities. Going forward, in connection with our current and any future investment in residential whole loans, we expect that our financing strategy will continue to include loan securitization and other forms of structured financing, subject to market conditions.

COMPETITION

We believe that our principal competitors in the business of acquiring and holding residential mortgage assets of the types in which we invest are financial institutions, such as banks, specialty finance companies, insurance companies, institutional investors, including mutual funds and pension funds, hedge funds and other mortgage REITs. Some of these entities may not be subject to the same regulatory constraints (i.e., REIT compliance or maintaining an exemption under the Investment Company Act) as we are. In addition, many of these entities have greater financial resources and access to capital than we have. The existence of these entities, as well as the possibility of additional entities forming in the future, may increase the competition for the acquisition of residential mortgage assets, resulting in higher prices and lower yields on such assets.

EMPLOYEES/HUMAN CAPITAL MANAGEMENT

At December 31, 2025, we had 307 employees, including 250 employees working in our Lima One subsidiary.

We believe that investing in and fostering our workforce is a key pillar in operating our business. By supporting, recognizing, and investing in our employees, we believe that we are able to attract and retain the highest quality talent.

REGULATION

The Consumer Financial Protection Bureau (or the CFPB) has broad authority over a wide range of consumer financial products and services, including mortgage lending and servicing. One portion of the Dodd-Frank Act, the Mortgage Reform and Anti-Predatory Lending Act (or Mortgage Reform Act), contains underwriting and servicing standards for the mortgage industry, restrictions on compensation for mortgage loan originators, and various other requirements related to mortgage origination and servicing. In addition, the Dodd-Frank Act grants enforcement authority and broad discretionary regulatory authority to the CFPB to prohibit or condition terms, acts or practices relating to residential mortgage loans that the CFPB finds abusive, unfair, deceptive or predatory, as well as to take other actions that the CFPB finds are necessary or proper to ensure responsible affordable mortgage credit remains available to consumers. The Dodd-Frank Act also affects the securitization of mortgages (and other assets) with requirements for risk retention by securitizers and requirements for regulating rating agencies.

Numerous regulations have been issued pursuant to the Dodd-Frank Act, including regulations regarding mortgage loan servicing, underwriting and loan originator compensation, and others could be issued in the future. As a result, we are unable to fully predict at this time how the Dodd-Frank Act, as well as other laws or regulations that may be adopted in the future, will affect our business, results of operations and financial condition, or the environment for repurchase financing and other forms of borrowing, the investing environment for Agency MBS, Non-Agency MBS and/or residential mortgage loans, the securitization industry, interest rate swap agreements and ERIS swap futures (collectively, "Swaps") and other derivatives. We believe that the Dodd-Frank Act and the regulations promulgated thereunder are likely to continue to increase the economic and compliance costs for participants in the mortgage and securitization industries, including us.

In addition, certain court rulings may call into question the CFPB's authority and other rules promulgated during CFPB's self-funding structure. For example, in October 2022, the Fifth Circuit Court of Appeals issued an opinion in *Community Financial Services Association of America, et al. v. Consumer Financial Protection Bureau, et al.*, concluding that the CFPB's funding structure unconstitutionally violates the Appropriations Clause of the U.S. Constitution, and vacated the payday lending rule that was the subject of challenge. On May 16, 2024, the Supreme Court reversed the Fifth Circuit's decision in the *Community Financial* case and upheld the CFPB's funding mechanism as constitutionally permissible. However, future litigation and court rulings may still cast uncertainty on the CFPB's authority and funding mechanism. Any such uncertainty could adversely impact the cash flow on mortgage loans.

The Federal Housing Finance Agency (or FHFA) and both houses of Congress have discussed and considered various measures intended to restructure the U.S. housing finance system and the operations of Fannie Mae and Freddie Mac. Congress and the current presidential administration may continue to consider legislation that would significantly reform the country's mortgage finance system, including, among other things, eliminating Freddie Mac and Fannie Mae and replacing them with a single new MBS insurance agency. Many details remain unsettled, including the scope and costs of the agencies' guarantee and their affordable housing mission, some of which could be addressed even in the absence of large-scale reform.

On January 2, 2025, the FHFA and the U.S. Treasury Department agreed to again amend the PSPAs between the U.S. Treasury Department and each of the GSEs to establish a methodical process for eventual public input on the termination of conservatorship to minimize disruption to the housing and financial markets. While the likelihood of enactment of major mortgage finance system reform in the short term remains uncertain, it is possible that the adoption of any such reforms could adversely affect the types of assets we can buy, the costs of these assets and our business operations. A reduction in the ability of mortgage loan originators to access Fannie Mae and Freddie Mac to sell their mortgage loans may adversely affect the mortgage markets generally and adversely affect the ability of mortgagors to refinance their mortgage loans. In addition, any decline in the value of securities issued by Fannie Mae and Freddie Mac may affect the value of our Agency MBS and Residential whole loans in general.

We maintain a website at www.mfafinancial.com. We make available, free of charge, on our website our (a) Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K (including any amendments thereto), proxy statements and other information (or, collectively, the Company Documents) filed with, or furnished to, the SEC, as soon as reasonably practicable after such documents are so filed or furnished, (b) Corporate Governance Guidelines, (c) Code of Business Conduct and Ethics and (d) written charters of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee of our Board of Directors (or our Board). Our Company Documents filed with, or furnished to, the SEC are also available at the SEC's website at www.sec.gov. We also provide copies of the foregoing materials, free of charge, to stockholders who request them. Requests should be directed to the attention of our General Counsel at MFA Financial, Inc., One Vanderbilt Avenue, 48th Floor, New York, New York 10017.

Item 1A. Risk Factors.

This section highlights specific risks that could affect us and our business. Readers should carefully consider each of the following risks and all of the other information set forth in this Annual Report on Form 10-K. Based on the information currently known to us, we believe the following information identifies the most significant risk factors affecting our Company. However, the risks and uncertainties we face are not limited to those described below. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.

If any of the following risks and uncertainties develops into actual events or if the circumstances described in the risks and uncertainties occur or continue to occur, these events or circumstances could have a material adverse effect on our business, prospects, financial condition, results of operations, cash flows or liquidity. These events could also have a negative effect on the trading price of our securities.

Summary Risk Factors

Risks Related to Our Business and Industry
- Economic developments and other factors that are out of our control may adversely affect our business operations.

Credit and Other Risks Related to Our Investments
- Our investments in residential mortgage loans (including BPLs), residential mortgage securities, commercial mortgage loans and other assets involve credit risk, which could materially adversely affect our results of operations.
- We may change our investment strategy, operating policies and/or asset allocations without stockholder consent, which could materially adversely affect our results of operations.
- Our investments are subject to changes in credit spreads and other risks.
- A significant portion of our residential whole loans and residential mortgage securities are secured by properties in a small number of geographic areas and may be disproportionately affected by adverse climate changes or other adverse events specific to those markets.
- We are subject to counterparty risk and may be unable to seek indemnity or require counterparties to repurchase residential whole loans if they breach representations and warranties.
- The due diligence we undertake on potential investments may be limited and/or not reveal all of the risks associated with such investments and may not reveal other weaknesses in such assets.
- We have experienced and may experience in the future increased volatility in our U.S. generally accepted accounting principles (or GAAP) results of operations.
- We have experienced, and may in the future experience, declines in the market value of certain of our investment securities resulting in our recording impairments and other losses.
- The use of models in connection with the valuation of our assets subjects us to potential risks in the event that such models are incorrect, misleading or based on incomplete information.
- Valuations of some of our assets are subject to inherent uncertainty, may be based on estimates, may fluctuate over short periods of time and may differ from the values that would have been used if a ready market for these assets existed.
- Our investments in residential whole loans are difficult to value and are dependent upon the borrower's ability to service or refinance their debt.
- We may be adversely affected by risks affecting borrowers or the asset or property types in which our investments may be concentrated, as well as from unfavorable changes in the related geographic regions.
- Our investments in residential whole loans subject us to servicing-related risks, including foreclosure and liquidation.
- The expanding body of federal, state and local regulations and investigations of originators and servicers may increase costs of compliance and the risks of noncompliance.
- Our ability to sell REO on terms acceptable to us or at all may be limited.
- Our ownership of Lima One and our investments in mortgage loan originators expose us to additional risks.

Prepayment and Reinvestment Risk

- Prepayment rates on the mortgage loans underlying certain of our residential mortgage assets may materially adversely affect our profitability or could require us to sell assets in unfavorable market conditions.

Risks Related to Our Use of Leverage

- Our business strategy involves the use of leverage, and we may not achieve what we believe to be optimal levels of leverage or we may become overleveraged.
- An increase in our borrowing costs relative to the interest we receive on our investments may materially adversely affect our profitability.
- The impact of inflation may adversely affect our financial performance.
- Our current and future lenders may require that we enter into restrictive covenants relating to our operations.
- Reliance on certain types of financing structures expose us to risks.

Cybersecurity Risks

- Maintaining cybersecurity and data security is important to our business and a breach of our cybersecurity or data security could result in serious harm to our reputation.
- We are dependent on information systems and their failure could significantly disrupt our business.
- We may utilize artificial intelligence, which exposes us to liability and affects our business.

Risks Associated with Adverse Developments in the Mortgage Finance and Credit Markets and Financial Markets Generally

- Market conditions for mortgages and mortgage-related assets as well as the broader financial markets may materially adversely affect the value of the assets in which we invest.
- A lack of liquidity in our investments may materially adversely affect our business.
- Actions and regulations by the U.S. Government designed to stabilize or reform the mortgage finance markets may not achieve their intended effect or otherwise benefit our business, and could materially affect our business.

Regulatory Risks and Risks Related to the Investment Company Act of 1940

- Our business is subject to extensive regulation.
- Certain jurisdictions require licenses to purchase, hold, enforce or sell residential mortgage loans.
- Maintaining our exemption from registration under the Investment Company Act significantly limits our operations.

Risks Related to Our Use of Hedging Strategies

- Our use of hedging strategies to mitigate our interest rate exposure may not be effective.
- We may enter into hedging instruments that could expose us to contingent liabilities in the future.
- The characteristics of hedging instruments present various concerns, including illiquidity, enforceability, and counterparty risks.

Risks Related to Our Taxation as a REIT and the Taxation of Our Assets

- If we fail to remain qualified as a REIT, we will be subject to tax as a regular corporation and could face a substantial tax liability.
- If our foreign TRS is subject to U.S. federal income tax at the entity level, it would greatly reduce the amounts those entities would have available to pay its creditors and distribute to us.
- Our use of TRSs may cause us to fail to qualify as a REIT.
- We have not established a minimum dividend payment level.
- Our reported GAAP net income may differ from the amount of REIT taxable income and dividend distribution requirements.
- The failure of assets subject to repurchase agreements to qualify as real estate assets could adversely affect our ability to remain qualified as a REIT.
- Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.
- We may be required to report taxable income for certain investments in excess of the economic income we ultimately realize from them.
- The interest apportionment rules may affect our ability to comply with the REIT asset and gross income tests.
- Dividends paid by REITs do not qualify for the reduced tax rates available for "qualified dividend income."

Risks Related to Our Corporate Structure

- Provisions of Maryland law and other provisions of our organizational documents may limit the ability of a third-party to acquire control of the Company.
- Future offerings of debt securities and equity securities may adversely affect the market price of our common stock.

Other Business Risks

- We are dependent on our executive officers and other key personnel for our success.
- We operate in a highly competitive market for investment opportunities.
- Litigation may adversely affect our business and financial results.

Risks Related to Our Business and Industry

General economic developments and trends and the performance of the housing, real estate, mortgage finance, broader financial markets and other factors that are out of our control may adversely affect our business operations.

The results of our business operations are affected by many factors, a number of which are beyond our control, and primarily depend on, among other things, the level of our net interest income, the market value of our assets and collateral, which is driven by numerous factors, including the supply and demand for residential mortgage assets in the marketplace, our ability to source new investments at appropriate yields, the terms and availability of adequate financing, general economic and real estate conditions (on a geopolitical, national and local level), the impact of government actions and changes in the U.S. political environment (including as a result of the continuing impact of the change in administration or a potential prolonged U.S. government shutdown), especially in the real estate and mortgage sector, our competition, and the credit performance of our credit sensitive residential mortgage assets. Our net interest income varies primarily as a result of changes in interest rates, the slope of the yield curve (i.e., the differential between long-term and short-term interest rates), market credit spreads, borrowing costs (i.e., our interest expense), delinquencies, defaults and prepayment speeds on our investments, the behavior of which involves various risks and uncertainties. Interest rates and conditional prepayment rates (or CPRs) (which are a measure of the amount of unscheduled principal prepayment on a loan or security) vary according to the type of investment, conditions in the financial markets, fiscal and monetary policies and domestic and international economic and political conditions, competition and other factors, none of which can be predicted with any certainty or is within our control. Therefore, a period of high interest rates and flattening or inverted yield curves, such as the conditions experienced during the past few years, which may continue in 2026, presents challenges on our ability to effectively manage the risks associated with our business operations, including interest rate, prepayment, financing, liquidity and credit risks, while maintaining our qualification as a REIT.

Credit and Other Risks Related to Our Investments

Our investments in residential whole loans (including BPLs), residential mortgage securities and commercial mortgage loans involve credit risk, which could materially adversely affect our results of operations.

Investors in residential and commercial mortgage assets assume the risk that the underlying borrowers may default on their obligations to make full and timely payments of principal and interest. Under our investment policy, we may invest in residential whole loans, residential mortgage securities, commercial mortgage bridge loans and other investment assets that may be considered to be lower credit quality. In general, these investments are more exposed to credit risk than Agency MBS because the former are not guaranteed as to principal or interest by the U.S. Government, any federal agency or any federally chartered corporation. Higher-than-expected rates of default and/or higher-than-expected loss severities on the mortgages underlying these investments could adversely affect the value of these assets. Accordingly, defaults in the payment of principal and/or interest on our residential whole loans, residential mortgage securities, commercial mortgage bridge loans and other investment assets of less-than-high credit quality could result in our incurring losses of income from, and/or losses in market value relating to, these assets, which could materially adversely affect our results of operations. This risk may be more pronounced during times of market volatility and negative economic conditions.

Our portfolio of residential whole loans (including BPLs) is by far our largest asset class and represented approximately 68% of our total assets as of December 31, 2025. We expect that our investment portfolio in residential whole loans will continue to be our primary asset class in 2026. As an investor in residential whole loans, we are subject to the risk that the underlying borrowers may default or have defaulted on their obligations to make full and timely payments of principal and interest. A number of factors impact a borrower's ability to repay including, among other things, changes in employment status, changes in interest rates or the availability of credit, and changes in real estate values. In addition to the credit risk associated with these assets, residential whole loans are less liquid than certain of our other credit sensitive assets, which may make them more difficult to dispose of if the need or desire arises. In addition, if actual results are different from our assumptions in determining the prices paid to acquire such loans, particularly if the market value of the underlying properties decreases significantly subsequent to purchase, we may incur significant losses, which could materially adversely affect our results of operations.

We may change our investment strategy, operating policies and/or asset allocations without stockholder consent, which could materially adversely affect our results of operations.

We may change our investment strategy, operating policies and/or asset allocation with respect to investments, acquisitions, leverage, growth, operations, indebtedness, capitalization and distributions at any time without the consent of our stockholders, which could result in an investment portfolio with a different risk profile (including an investment portfolio that may be more concentrated in a particular class of asset). A change in our investment strategy may increase our exposure to various risks, including but not limited to: interest rate risk, credit risk, default risk, liquidity risk, financing risk, legal or regulatory risk, and/or real estate market fluctuations. Furthermore, a change in our asset allocation could result in our making investments in asset categories different from those in which we have historically invested. These changes could materially adversely affect our financial condition, results of operations, the market price of our common stock or our ability to pay dividends or make distributions.

Our investments are subject to changes in credit spreads and other risks.

Credit spreads, which at times can be highly volatile and react to various macroeconomic events or conditions, measure the additional yield demanded on securities by the market based on their perceived credit risk/credit quality relative to a specific benchmark. Fixed rate securities are valued based on a market credit spread above the rate payable on fixed rate U.S. Treasuries of like maturity. Floating rate securities are generally valued based on a market credit spread over Secured Overnight Funding Rate (or SOFR) or another benchmark lending rate. Excessive supply of these securities combined with reduced demand for them from investors will generally cause the market to require a higher yield on these securities, resulting in the use of a higher, or "wider," spread over the benchmark rate to value such securities. Under such conditions, the value of our MBS portfolio would tend to decline. Conversely, if the spread used to value such securities were to decrease, or "tighten," the value of MBS would tend to increase. In addition, MBS valuations are subject to other financial risks, including mortgage basis spread risk. In periods of market volatility, changes in credit spreads and mortgage basis may result in changes in the value of MBS not being equally offset by changes in the value of derivative contracts used to manage portfolio valuation risks arising due to changes in interest rates. Such changes in the market value of our investments may affect our net equity, net income or cash flow directly through their impact on portfolio unrealized gains or losses, and therefore our ability to realize gains on such investments, or indirectly through their impact on our ability to borrow and access capital. This risk may be more pronounced during times of market volatility and negative economic conditions.

We may be adversely affected by risks affecting borrowers or the asset or property types in which certain of our investments may be concentrated at any given time, as well as from unfavorable changes in the related geographic regions.

We are not required to limit our assets in terms of geographic location, diversification or concentration (including borrower concentration), except that we concentrate in residential mortgage-related investments. Accordingly, our investment portfolio may be concentrated by geography (see the Risk Factor below), asset type (as is the case currently, as residential whole loans are by far our most concentrated asset type), property type and/or borrower, increasing the risk of loss to us if the particular concentration in our portfolio is subject to greater risks or is undergoing adverse developments. In addition, adverse conditions in the areas where the properties securing or otherwise underlying our investments are located (including business layoffs or downsizing, industry slowdowns, changing demographics, availability and cost of insurance, and other factors) and local real estate conditions (such as oversupply or reduced demand) may have an adverse effect on the value of our investments. A material decline in the demand for real estate in these areas may materially and adversely affect us. Lack of diversification can increase the correlation of non-performance and foreclosure risks to these investments.

A significant portion of our residential whole loans and residential mortgage securities are secured by properties in a small number of geographic areas and may be disproportionately affected by economic or housing downturns, our competition, natural disasters, terrorist events, pandemics, regulatory changes, adverse climate changes or other adverse events specific to those markets.

A significant number of the mortgages underlying our residential whole loans and residential mortgage securities are concentrated in certain geographic areas. For example, we have significant exposure in California, Florida, Texas, Georgia and New York. (For a discussion of the percentage of these assets in these states, see "Credit Risk" included under Part II, Item 7A "Quantitative and Qualitative Disclosures About Market Risk" in this Annual Report on Form 10-K.) Certain markets within these states (particularly in California and Florida) have experienced significant decreases in residential home values in the past and may do so from time to time in the future. Any event that adversely affects the economy or real estate market in any of these states could have a disproportionately adverse effect on our residential whole loan and residential mortgage securities. In general, any material decline in the economy or significant problems in a particular real estate market (including from a rise in unemployment) would likely cause a decline in the value of residential properties securing the mortgages in that market, thereby increasing the risk of delinquency, default and foreclosure of residential whole loans and the loans underlying our residential mortgage securities and the risk of loss upon liquidation of these assets. This could, in turn, have a material adverse effect on our credit loss experience on residential mortgage investments in the affected market if higher-than-expected rates of default and/or higher-than-expected loss severities on our investments in residential whole loans and residential mortgage securities were to occur.

In addition, the occurrence of a natural disaster (such as an earthquake, tornado, hurricane, flood, mudslide or wildfires), pandemic, terrorist attack or a significant adverse climate change, including potential rises in sea-levels, may cause a sudden decrease in the value of real estate in the area or areas affected and would likely reduce the value of the properties securing the mortgages collateralizing our residential whole loans or residential mortgage securities. Because certain natural disasters are not typically covered by the standard hazard insurance policies maintained by borrowers (such as hurricanes, earthquakes or certain flooding), or the proceeds payable for losses covered by any such policy are not sufficient to make the related repairs, the affected borrowers may be required to pay for any repairs themselves. Under these circumstances, borrowers may decide not to repair the damaged property or may stop paying the mortgage, either of which could cause defaults and credit loss severities to increase.

Changes in governmental laws and regulations, enforcement priorities, fiscal policies, property taxes and zoning ordinances can also have a negative impact on property values, which could result in borrowers' deciding to stop paying their mortgages. This circumstance could cause defaults and loss severities to increase, thereby adversely impacting our results of operations.

We are subject to counterparty risk and may be unable to seek indemnity or require counterparties to repurchase residential whole loans if they breach representations and warranties, which could cause us to suffer losses.

In connection with our residential whole loan investments, we typically enter into a loan purchase agreement with a seller. When we invest in certain mortgage loans, sellers may make representations and warranties about such loans that are very limited both in scope and duration. Residential mortgage loan purchase agreements may entitle the purchaser of the loans to seek indemnity or demand repurchase or substitution of the loans in the event the seller of the loans breaches a representation or warranty given to the purchaser. However, there can be no assurance that a mortgage loan purchase agreement will contain appropriate representations and warranties, that we or the trustee that takes title to the mortgage loans would be able to enforce a contractual right to repurchase or substitution, or that the seller of the loans will remain solvent or otherwise be able to honor its obligations under its mortgage loan purchase agreements. The inability to obtain or enforce an indemnity or require repurchase of a significant number of loans could require us to absorb the associated losses, and adversely affect our results of operations, financial condition and business.

The due diligence we undertake on potential investments may be limited and/or not reveal all of the risks associated with such investments and may not reveal other weaknesses in such assets, which could lead to losses.

Before making an investment, we typically conduct (either directly or using third parties) certain due diligence. There can be no assurance that we will conduct any specific level of due diligence, or that, among other things, our due diligence processes will uncover all relevant facts, which could result in losses on these assets to the extent we ultimately invest in them, which, in turn, could adversely affect our results of operations, financial condition and business.

We have experienced and may experience in the future increased volatility in our GAAP results of operations due in part to the increasing contribution to financial results of assets and liabilities accounted for under the fair value option.

We have elected the fair value option accounting model for certain of our investments and financing agreements. Changes in the fair value of assets, and a portion of the changes in the fair value of liabilities, accounted for using the fair value option are recorded in our consolidated statements of operations each period, which may result in volatility in our financial results. There can be no assurance that such volatility in periodic financial results will not occur in future periods.

The use of models in connection with the valuation and credit losses of our assets subjects us to potential risks in the event that such models are incorrect, misleading or based on incomplete information.

As part of our risk management process, models may be used to evaluate, depending on the asset class, house price appreciation and depreciation by county or region, prepayment speeds and frequency, cost and timing of foreclosures, as well as other factors. Certain assumptions used as inputs to the models may be based on historical trends. These trends may not be indicative of future results. Furthermore, the assumptions underlying the models may prove to be inaccurate, causing the model output also to be incorrect. In particular, the economic, financial and related impacts of certain types of events (e.g., the COVID-19 pandemic) have been and will continue to be very difficult to model (including their impact on the housing and mortgage markets), as such events may be unprecedented in modern history and therefore subject to unique variables, assumptions and inputs, making historical data used in models less reliable. In the event models and data prove to be incorrect, misleading or incomplete, any decisions made in reliance thereon expose us to potential risks. For example, by relying on incorrect models and data, we may overestimate or underestimate credit losses, buy certain assets at prices that are too high, sell certain assets at prices that are too low or miss favorable opportunities altogether, which could have a material adverse impact on our financial results, business and growth prospects.

Valuations of some of our assets are subject to inherent uncertainty, may be based on estimates, may fluctuate over short periods of time and may differ from the values that would have been used if a ready market for these assets existed.

While the determination of the fair value of our investment assets generally takes into consideration valuations provided by third-party dealers and pricing services, the final determination of exit price fair values for our investment assets is based on our judgment, and such valuations may differ from those provided by third-party dealers and pricing services. Valuations of certain assets may be difficult to obtain or may not be reliable (particularly as related to residential whole loans, as discussed below). In general, dealers and pricing services heavily disclaim their valuations as such valuations are not intended to be binding bid prices. Additionally, dealers may claim to furnish valuations only as an accommodation and without special compensation, and so they may disclaim any and all liability arising out of any inaccuracy or incompleteness in valuations. Depending on the complexity and liquidity of an asset, valuations of the same asset can vary substantially from one dealer or pricing service to another. Wide disparity in asset valuations may be more pronounced during periods when market participants are engaged in distressed sales.

Our results of operations, financial condition and business could be materially adversely affected if our fair value determinations of these assets are materially higher than could actually be realized in the market.

Our investments in residential whole loans are difficult to value and are dependent upon the borrower's ability to service or refinance their debt. The inability of the borrower to do so could materially and adversely affect our liquidity and results of operations.

The difficulty in valuation is particularly significant with respect to our less liquid investments such as our re-performing loans (or RPLs), non-performing loans (or NPLs) and business purpose loans. RPLs are loans on which a borrower was previously delinquent but has resumed repaying. Our ability to sell RPLs for a profit depends on the borrower continuing to make payments. An RPL could become a NPL, which could reduce our earnings. Our investments in residential whole loans may require us to work with our designated third-party mortgage loan servicers to the extent that they engage in workout negotiations or a restructuring with a borrower and/or the possibility of foreclosure. These processes may be lengthy and expensive. If loans become REO, we, through a designated servicer that we retain, will have to manage these properties and may not be able to sell them. See the Risk Factor captioned "Credit and Other Risks Related to Our Investments - Our ability to sell REO on terms acceptable to us or at all may be limited."

We may work with our third-party servicers and seek to help a borrower to refinance an NPL or RPL to realize greater value from such loan. However, there may be impediments to executing a refinancing strategy for NPLs and RPLs. For example, many mortgage lenders have from time to time adjusted their loan programs and underwriting standards, which reduced the availability of mortgage credit to certain borrowers. This resulted in reduced availability of financing alternatives for borrowers seeking to refinance their mortgage loans. Periods of higher mortgage interest rates exacerbate this risk. The effect of the above would likely serve to make the refinancing of NPLs and RPLs potentially more difficult and less profitable for us.

Mortgage loan modification and refinancing programs and future legislative action may materially adversely affect the value of, and the returns on, our MBS and residential whole loan investments.

The U.S. Government, through the Federal Reserve, the U.S. Treasury Department, the Federal Housing Administration (or FHA), the CFPB, and other agencies have in the past implemented, and may in the future implement, a number of federal programs designed to help homeowners avoid residential mortgage loan foreclosures, reduce or forgive certain mortgage payments, or otherwise mitigate losses for homeowners. In addition, Fannie Mae and Freddie Mac implemented their Flex Modification foreclosure prevention program, developed at the direction of the FHFA. Federal loss mitigation programs, as well as private loss mitigation programs offered by investors and servicers, may involve, among other things, the modification of mortgage loans to reduce the principal amount of the loans (through forbearance and/or forgiveness) and/or the rate of interest payable on the loans, or to extend the payment terms of the loans. Especially with respect to residential whole loan investments, loan modifications with respect to a given underlying loan, including, but not limited to, those related to principal payment deferrals, forbearance agreements, forgiveness and coupon reduction, could negatively impact the realized yields and cash flows on such investments. These loan modification programs, future legislative or regulatory actions, including possible amendments to the bankruptcy laws, that result in the modification of outstanding residential mortgage loans, as well as changes in the requirements necessary to qualify for refinancing mortgage loans with Fannie Mae, Freddie Mac or Ginnie Mae, may materially adversely affect the value of, and the returns on, these assets. See the Risk Factor captioned "Risks Associated with Adverse Developments in the Mortgage Finance and Credit Markets and Financial Markets Generally - Actions and Regulations by the U.S. Government designed to stabilize or reform the financial markets may not achieve their intended effect or otherwise benefit our business, and could materially adversely affect our business."

The current U.S. administration and Congress may propose and adopt changes in federal policies that have significant impacts on the legal and regulatory framework affecting the mortgage industry. These changes, including personnel changes at the applicable regulatory agencies, may alter the nature and scope of oversight affecting the mortgage finance industry generally and particularly the future role of Fannie Mae and Freddie Mac.

Our investments in residential whole loans subject us to servicing-related risks, including those associated with foreclosure and liquidation.

We rely on third-party servicers to service and manage the mortgages underlying our residential whole loans. We do not interface with borrowers under the mortgage loans in which we invest or otherwise service the mortgage loans in which we invest. The ultimate returns generated by these investments may depend on the quality of the servicer. If a third-party servicer is not vigilant in seeing that borrowers make their required monthly payments, borrowers may be less likely to make these payments, resulting in a higher frequency of default. If a servicer takes longer to liquidate non-performing mortgages, our losses related to those loans may be higher than originally anticipated. Any failure by servicers to service these mortgages and/or to competently manage and dispose of REO properties could negatively impact the value of these investments and our financial performance. In addition, while we have contracted with third-party servicers to carry out the actual servicing of the loans (including all direct interface with the borrowers), for loans that we acquire together with the related servicing rights, we are nevertheless ultimately responsible, *vis-à-vis* the borrowers and state and federal regulators, for ensuring that the loans are serviced in accordance with the terms of the related notes and mortgages and applicable law and regulation. (See the Risk Factor captioned "Regulatory Risk and Risks Related to the Investment Company Act of 1940 - Our business is subject to extensive regulation.") In light of the current regulatory environment, such exposure could be significant even though we might have contractual claims against our servicers for any failure to service the loans to the required standard.

Weak or deteriorating economic conditions may result in liquidity pressures on servicers and other third-party vendors that we rely upon. For instance, as a result of an increase in mortgagors requesting relief in the form of forbearance plans and/or other loss mitigation, servicers and other parties responsible in capital markets securitization transactions for funding advances with respect to delinquent mortgagor payments of principal and interest may begin to experience financial difficulties if mortgagors do not make monthly payments. The negative impact on the business and operations of such servicers or other parties responsible for funding such advances could be significant. Sources of liquidity typically available to servicers and other relevant parties for the purpose of funding advances of monthly mortgage payments, especially entities that are not depository institutions, may not be sufficient to meet the increased need that could result from significantly higher delinquency and/or forbearance rates. The extent of such liquidity pressures in the future is not known at this time and is subject to continual change.

The foreclosure process, especially in judicial foreclosure states such as New York, Florida and New Jersey (in which states we have significant exposure), can be lengthy and expensive, and the delays and costs involved in completing a foreclosure, and then subsequently liquidating the REO property through sale, may materially increase any related loss. In addition, at such time as title is taken to a foreclosed property, it may require more extensive rehabilitation than we estimated at acquisition. Thus, a material amount of foreclosed residential mortgage loans, particularly in the states mentioned above, could result in significant losses in our residential whole loan portfolio and could materially adversely affect our results of operations.

The expanding body of federal, state and local regulations and investigations of mortgage loan originators and servicers may increase costs of compliance and the risks of noncompliance, and may adversely affect servicers' ability to perform their servicing obligations.

We work with and rely on third-party servicers to service the residential mortgage loans that we invest in through consolidated trusts. The mortgages underlying the MBS that we acquire are also serviced by third-party servicers that have been hired by the bond issuers. The mortgage servicing business is subject to extensive regulation by federal, state and local governmental authorities and is subject to various laws and judicial and administrative decisions imposing requirements and restrictions and increased compliance costs on a substantial portion of their operations. The volume of new or modified laws and regulations has increased in recent years and the regulators have identified mortgage loan servicing as an enforcement priority. Some jurisdictions and municipalities have enacted laws that restrict loan servicing activities, including delaying or preventing foreclosures or forcing the modification of certain mortgages.

Federal laws and regulations have also been proposed or adopted which, among other things, could hinder the ability of a servicer to foreclose promptly on defaulted residential loans, and which could result in assignees being held responsible for violations in the residential loan origination process. For example, various federal, state, and local laws, regulations, orders, and ordinances limiting foreclosure and eviction remedies were enacted during the COVID-19 pandemic. In addition, mortgage lenders and third-party servicers have voluntarily, pursuant to federal, state or local regulation, or as part of settlements with law enforcement authorities, established loan modification programs relating to loans they hold or service. These federal, state and local legislative or regulatory actions that result in modifications of our outstanding mortgages, or interests in mortgages acquired by us either directly through consolidated trusts or through our investments in residential MBS, may adversely affect the value of, and returns on, such investments. Mortgage servicers may be incentivized by the federal government to pursue such loan modifications, as well as forbearance plans and other actions intended to prevent foreclosure, even if such loan modifications and other actions are not in the best interests of the beneficial owners of the mortgages. As a consequence of the foregoing matters, our business, financial condition, results of operations and ability to pay dividends, if any, to our stockholders may be adversely affected.

Our ability to sell REO on terms acceptable to us or at all may be limited.

REO properties are illiquid relative to other assets we own. Furthermore, real estate markets are affected by many factors that are beyond our control, such as general and local economic conditions, availability of financing, interest rates and supply and demand. We cannot predict whether we will be able to sell any REO for the price or on the terms set by us or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of an REO. In certain circumstances, we may be required to expend cash to correct defects, pay expenses (including insurance) or to make improvements before a property can be sold, and we cannot assure that we will have cash available to make these payments. As a result, our ownership of REOs could materially and adversely affect our liquidity and results of operations.

We have experienced, and may in the future experience, declines in the market value of certain of our investment securities resulting in our recording impairments, which have had, and may in the future have, an adverse effect on our results of operations and financial condition.

A decline in the market value of our residential mortgage securities that are accounted for as available-for-sale (or AFS) may require us to recognize impairment against such assets under GAAP. When the fair value of an AFS security is less than its amortized cost basis at the balance sheet date, the security is considered impaired. If we intend to sell an impaired security, or it is more likely than not that we will be required to sell the impaired security before any anticipated recovery, then we must recognize charges to earnings equal to the entire difference between the investment's amortized cost basis and its fair value at the balance sheet date. If we do not expect to sell an impaired security, only the portion of the impairment related to credit losses is recognized through charges to earnings with the remainder recognized through accumulated other comprehensive income/(loss) (or AOCI) on our consolidated balance sheets. Impairments recognized through other comprehensive income/(loss) (or OCI) do not impact earnings. Following the recognition of an impairment through earnings, a valuation allowance will be established for the security. The determination as to the amount of credit impairment recognized in earnings is subjective, as such determination is based on factual information available at the time of assessment as well as on our estimates of the future performance and cash flow projections. As a result, the timing and amount of impairments recognized in earnings constitute material estimates that are susceptible to significant change.

Our ownership of Lima One and investments in mortgage loan originators expose us to additional risks.

As of December 31, 2025, we had goodwill of $61.1 million, which represents the excess of the fair value of consideration paid over the fair value of net assets acquired in connection with the acquisition of our wholly-owned subsidiary, Lima One. In addition, as of December 31, 2025, we had approximately $20.2 million of non-controlling investments in certain loan originators from whom we acquire mortgage loans for investment on a periodic basis. These investments have taken the form of common equity and preferred equity. Unlike our investments in residential mortgage loans and mortgage-backed securities, our non-controlling investments in loan originators are unsecured and not collateralized by any property of the originators. In addition, we do not manage any of the loan originators in which we have made non-controlling investments, and because none of these investments give us a controlling stake in such loan originators, our ability to influence the business and operations of the originators is limited, in some instances significantly so. Also, because these loan originators are private closely-held enterprises, there are significant restrictions on our ability to sell or otherwise transfer our investments (which are generally illiquid). In the event Lima One or one or more of the loan originators in which we have made investments should experience a significant decline in its business and operations or otherwise not be able to respond adequately to managerial, compliance or operational challenges that it may encounter, we may be required to write down all or a portion of the goodwill relating to Lima One or write down all or a portion of the applicable non-controlling investment, which could have a material adverse impact on our results of operations.

Business purpose loans involve a high degree of business and financial risk.

Our operations and activities include Business purpose loans originated and serviced by Lima One. These Business purpose loans include short-term loans that are collateralized by residential and multi-family properties made to non-occupant borrowers that intend to rehabilitate and refinance or sell the property for a profit (Transitional loans), as well as long-term mortgage loans made to investors who intend to rent such properties to generate income. Such a borrower's ability to repay its loan may be adversely impacted by numerous factors, including negative local or more general economic conditions and, in the case of Transitional loans, the borrower's ability to complete the rehabilitation successfully, on budget and on time.

In addition, in the case of mortgage loans secured by rental properties, if tenants who rent their residence from a business purpose loan borrower are unable to make rental payments, are unwilling to make rental payments, or a waiver of the requirement to make rental payments on a timely basis, or at all, is available under the terms of any applicable forbearance or waiver agreement or program (which rental payment forbearance or waiver program may be available as a result of a government-sponsored or government-imposed program or under any such agreement or program a landlord may otherwise offer to tenants), then the value of

Business purpose loans we own will likely be impaired, potentially materially. Accordingly, deterioration in a borrower's financial condition and prospects may be accompanied by deterioration in the collateral for the loan.

Additionally, as Transitional loans involve properties in transition, they may involve a greater risk of loss than traditional mortgage loans. This type of loan is typically used for acquiring and rehabilitating or improving the quality of single-family residential investment properties and generally serves as an interim financing solution for borrowers and/or properties prior to the borrower selling the property or stabilizing the property and obtaining long-term permanent financing. The typical borrower of these mortgage loans has often identified an undervalued asset that has been under-managed or is located in a recovering market. If the market in which the asset is located fails to improve according to the borrower's projections, or if the borrower fails to improve the quality of the asset's management or the value of the asset, the borrower may not receive a sufficient return on the asset to satisfy the Transitional loan, and we bear the risk that we may not recover some or all of our investment. In addition, borrowers may use the proceeds of a conventional mortgage to repay a mortgage loan of this type. These loans therefore are subject to risks of a borrower's inability to obtain permanent financing to repay the Transitional loan.

Similar to other mortgage loans in which we invest, Business purpose loans are also subject to risks of borrower defaults, bankruptcies, fraud and other losses. Accordingly, we bear the risk of loss of principal and non-payment of interest and fees to the extent of any deficiency between the value of the mortgage collateral and the principal amount and unpaid interest of the loan. To the extent we suffer such losses with respect to these loans, our business, results of operations and financial condition may be materially adversely affected.

Moreover, although the loans originated by Lima One are Business purpose loans, they are still subject to substantial state and federal regulation including around origination, underwriting, licensure and servicing. Should Lima One experience a significant decline in its business and operations or otherwise not be able to respond adequately to managerial, compliance or operational challenges, it could have a material adverse impact on our results of operations.

Prepayment and Reinvestment Risk

Prepayment rates on the mortgage loans underlying certain of our residential mortgage assets may materially adversely affect our profitability or could require us to sell assets in unfavorable market conditions.

In general, the mortgages collateralizing certain of our residential mortgage assets may be prepaid at any time without penalty. Prepayments result when borrowers satisfy (i.e., pay off) the mortgage upon selling or refinancing their mortgaged property. When we acquire assets collateralized by residential mortgage loans, we anticipate that the underlying mortgage loans will prepay at a projected rate which, together with expected coupon income, provides us with an expected yield on that asset. If we purchase an asset at a premium to par value, and borrowers then prepay the underlying mortgage loans at a faster rate than we expect, the increased prepayments would result in a yield lower than expected on such assets because we would be required to amortize the related premium on an accelerated basis. Conversely, if we purchase residential mortgage assets at a discount to par value, and borrowers then prepay the underlying mortgage loans at a slower rate than we expect, the decreased prepayments would result in a lower yield than expected on the asset and/or may result in a decline in the fair value of the asset, which would result in losses if the asset is accounted for at fair value or impairment for an AFS security if the fair value of the security is less than its amortized cost basis.

Prepayment rates on mortgage loans are influenced by changes in mortgage and market interest rates and a variety of economic, geographic, governmental and other factors beyond our control. Consequently, prepayment rates cannot be predicted with certainty and no strategy can completely insulate us from prepayment risks. In periods of declining interest rates, prepayment rates on mortgage loans generally increase. Because of prepayment risk, the market value of certain of our assets may benefit less than other fixed income securities from a decline in interest rates. If general interest rates decline at the same time, we would likely not be able to reinvest the proceeds of the prepayments that we receive in assets yielding as much as those yields on the assets that were prepaid.

Risks Related to Our Use of Leverage

Our business strategy involves the use of leverage, and we may not achieve what we believe to be optimal levels of leverage or we may become overleveraged, which may materially adversely affect our liquidity, results of operations or financial condition.

Our business strategy involves the use of borrowing or "leverage." We use the borrowed funds to finance our investment portfolio and the acquisition of additional investment assets. Although we are not required to maintain any particular debt-to-equity ratio, certain of our borrowing agreements contain provisions requiring us not to have a debt-to-equity ratio exceeding specified levels. Future increases in the amount by which the collateral value is required to contractually exceed the repurchase transaction loan amount, decreases in the market value of our residential mortgage investments, increases in interest rate volatility and changes in the availability of acceptable financing could cause us to be unable to achieve the amount of leverage we believe to be optimal. The return on our assets and cash available for distribution to our stockholders may be reduced to the extent that changes in market conditions prevent us from achieving the desired amount of leverage on our investments or cause the cost of our financing to increase relative to the income earned on our leveraged assets. If the interest income on the residential mortgage investments that we have purchased with borrowed funds fails to cover the interest expense of the related borrowings, we will experience net interest losses and may experience net losses from operations. Such losses could be significant as a result of our leveraged structure. The risks associated with leverage are more acute during periods of economic slowdown or recession. The use of leverage to finance our residential mortgage investments involves a number of other risks, including, among other things, the following:

- *If we are unable to renew our borrowings at acceptable interest rates, it may force us to sell assets under adverse market conditions, which may materially adversely affect our liquidity and profitability.* Since a portion of our borrowings to finance longer-term residential mortgage investments are under short-term repurchase agreements, our ability to achieve our investment objectives depends on our ability to borrow funds in sufficient amounts and on acceptable terms, and on our ability to renew or replace maturing borrowings on a continuous basis. Our repurchase agreement credit lines are renewable at the discretion of our lenders and, as such, do not contain guaranteed roll-over terms. Our ability to enter into repurchase transactions in the future will depend on the market value of our residential mortgage investments pledged to secure the specific borrowings, the availability of acceptable financing and market liquidity and other conditions existing in the lending market at that time. If we are not able to renew or replace maturing borrowings, we could be forced to sell assets, including assets in an unrealized loss position, in order to maintain liquidity. Forced sales, particularly under adverse market conditions, could result in lower sales prices than ordinary market sales made in the normal course of business. If our residential mortgage investments were liquidated at prices below our amortized cost basis (i.e., the cost basis) of such assets, we would incur losses, which could materially adversely affect our earnings.

- *A decline in the market value of our assets may result in margin calls that may force us to sell assets under adverse market conditions, which may materially adversely affect our liquidity and profitability.* In general, the market value of our residential mortgage investments is impacted by changes in interest rates, prevailing market yields and other market conditions, including general economic conditions, home prices and the real estate market generally. A decline in the market value of our residential mortgage investments may limit our ability to borrow against such assets or result in lenders initiating margin calls, which require a pledge of additional collateral or cash to re-establish the required ratio of borrowing to collateral value, under our repurchase agreements. For example, during past market dislocations, we experienced significantly higher margin calls and lender demanded higher "haircuts" (i.e., the difference between the value of the collateral and the amount lent to the borrower) with respect to our repurchase agreements. Posting additional collateral or cash to support our credit will reduce our liquidity and limit our ability to leverage our assets, which could materially adversely affect our business. As a result, we could be forced to sell a portion of our assets, including MBS in an unrealized loss position, in order to maintain liquidity.

- *Adverse developments involving major financial institutions or involving one of our lenders could result in a rapid reduction in our ability to borrow and materially adversely affect our liquidity and profitability.* A material adverse development involving one or more major financial institutions or the financial markets in general could result in our lenders reducing our access to funds available under our repurchase agreements or terminating such repurchase agreements altogether. Because all of our repurchase agreements are uncommitted and renewable at the discretion of our lenders, our lenders could determine to reduce or terminate our access to future borrowings at virtually any time, which could materially adversely affect our business and profitability. Furthermore, if a number of our lenders became unwilling or unable to continue to provide us with financing, we could be forced to sell assets, including MBS in an unrealized loss position, in order to maintain liquidity. Forced sales, particularly under adverse market conditions, may result in lower sales prices than ordinary market sales made in the normal course of business. If our residential mortgage investments were liquidated at prices below our amortized cost basis (i.e., the cost basis) of such assets, we would incur losses, which could adversely affect our earnings. In addition, any uncertainty in the global finance market or weak economic conditions in Europe could cause the conditions described above to have a more pronounced effect on our European lending counterparties.

- *Our profitability may be materially adversely affected by a reduction in our leverage.* As long as we earn a positive spread between interest and other income we earn on our leveraged assets and our borrowing costs, we believe that we can generally increase our profitability by using greater amounts of leverage. There can be no assurance, however, that repurchase financing will remain an efficient source of long-term financing for our assets. The amount of leverage that we use may be limited because our lenders might not make funding available to us at acceptable rates or they may require that we provide additional collateral to secure our borrowings. If our financing strategy is not viable, we will have to find alternative forms of financing for our assets which may not be available to us on acceptable terms or at acceptable rates. In addition, in response to certain interest rate and investment environments or to changes in market liquidity, we could adopt a strategy of reducing our leverage by selling assets or not reinvesting principal payments as assets amortize and/or prepay, thereby decreasing the outstanding amount of our related borrowings. Such an action could reduce interest income, interest expense and net income, the extent of which would be dependent on the level of reduction in assets and liabilities as well as the sale prices for which the assets were sold.

- *If a counterparty to our repurchase transactions defaults on its obligation to resell the underlying security back to us at the end of the transaction term or if we default on our obligations under the repurchase agreement, we could incur losses.* When we engage in repurchase transactions, we generally transfer securities to lenders (i.e., repurchase agreement counterparties) and receive cash from such lenders. Because the cash we receive from the lender when we initially transfer the securities to the lender is less than the value of those securities (this difference is referred to as the "haircut"), if the lender defaults on its obligation to transfer the same securities back to us, we would incur a loss on the transaction equal to the amount of the haircut (assuming there was no change in the value of the securities). Our exposure to defaults by counterparties may be more pronounced during periods of significant volatility in the market conditions for mortgages and mortgage-related assets as well as the broader financial markets. At December 31, 2025, we had greater than 5% stockholders' equity at risk to the following financing agreement counterparty: Wells Fargo (approximately 7.4%).

  In addition, generally, if we default on one of our obligations under a repurchase transaction with a particular lender, that lender can elect to terminate the transaction and cease entering into additional repurchase transactions with us. In addition, some of our repurchase agreements contain cross-default provisions, so that if a default occurs under any one agreement, the lenders under our other repurchase agreements could also declare a default. Any losses we incur on our repurchase transactions could materially adversely affect our earnings and thus our cash available for distribution to our stockholders.

- *Our use of repurchase agreements to borrow money may give our lenders greater rights in the event of bankruptcy.* Borrowings made under repurchase agreements may qualify for special treatment under the U.S. Bankruptcy Code. If a lender under one of our repurchase agreements defaults on its obligations, it may be difficult for us to recover our assets pledged as collateral to such lender. In the event of the insolvency or bankruptcy of a lender during the term of a repurchase agreement, the lender may be permitted, under applicable insolvency laws, to repudiate the contract, and our claim against the lender for damages may be treated simply as an unsecured creditor. In addition, if the lender is a broker or dealer subject to the Securities Investor Protection Act of 1970, or an insured depository institution subject to the Federal Deposit Insurance Act of 1950, our ability to exercise our rights to recover our securities under a repurchase agreement or to be compensated for any damages resulting from the lender's insolvency may be further limited by those statutes. These claims would be subject to significant delay and, if and when received, may be substantially less than the damages we actually incur. In addition, in the event of our insolvency or bankruptcy, certain repurchase agreements may qualify for special treatment under the Bankruptcy Code, the effect of which, among other things, would be to allow the creditor under the agreement to avoid the automatic stay provisions of the Bankruptcy Code and take possession of, and liquidate, our collateral under our repurchase agreements without delay. Our risks associated with the insolvency or bankruptcy of a lender maybe more pronounced during periods of significant volatility in the market conditions for mortgages and mortgage-related assets as well as the broader financial markets.

An increase in our borrowing costs relative to the interest we receive on our investments may materially adversely affect our profitability.

Our earnings are primarily generated from the difference between the interest income we earn on our investment portfolio, less net amortization of purchase premiums and discounts, and the interest expense we pay on our borrowings. We rely primarily on borrowings under repurchase agreements and other financing arrangements to finance the acquisition of residential mortgage investments. Our financing arrangements typically have shorter-term contractual maturities than the maturities of our mortgage investments. Even though the majority of our investments have interest rates that adjust over time based on changes in corresponding interest rate indexes, the interest we pay on our borrowings may increase at a faster pace than the interest we earn on our investments. In general, if the interest expense on our borrowings increases relative to the interest income we earn on our investments, our profitability may be materially adversely affected, including due to the following reasons:

- *Changes in interest rates, cyclical or otherwise, may materially adversely affect our profitability.* Interest rates are highly sensitive to many factors, including fiscal and monetary policies and domestic and international economic and political conditions, as well as other factors beyond our control. In general, we finance the acquisition of our investments through borrowings in the form of repurchase transactions, which exposes us to interest rate risk on the financed assets. The cost of our borrowings is based on prevailing market interest rates. Because the terms of our repurchase transactions typically range from one to six months at inception, the interest rates on our borrowings generally adjust more frequently (as new repurchase transactions are entered into upon the maturity of existing repurchase transactions) than the interest rates on our investments. During a period of rising interest rates, our borrowing costs generally will increase at a faster pace than our interest income on the leveraged portion of our investment portfolio, which could result in a decline in our net interest spread and net interest margin. The severity of any such decline would depend on our asset/liability composition (including the impact of hedging transactions) at the time, as well as the magnitude and period over which interest rates increase. Further, an increase in short-term interest rates could also have a negative impact on the market value of our residential mortgage investments. Interest rates increased significantly in 2022 and 2023, remained high in 2024 and 2025, and may continue to remain high in 2026, particularly as concerns of inflation have continued into 2026. As such, we could experience a decrease in net income or incur a net loss during these periods, which may negatively impact our distributions to stockholders.

The impact of inflation may adversely affect our financial performance.

Inflation remains high and above the Federal Reserve's target, although inflationary pressure has overall eased post-pandemic. In an effort to control accelerating inflation during the pandemic, the Federal Reserve raised the federal funds rate seven times in 2022, followed by eleven rate raises in 2023. While the Federal Reserve made three rate cuts in each of 2024 and 2025, there is uncertainty as to the timing and extent of future rate cuts in light of ongoing inflationary challenges and generally resilient macroeconomic data. As the Federal Reserve lifts its federal funds target rate, the margin between short and long-term rates could further compress. Given our reliance on short-term borrowings to generate interest income and the fact that the yield curve remains relatively flat after the latest inversion ended in 2024, or if the Federal Reserve finds itself continuing to fall behind on inflation and more aggressively tightens its current projections, our results of operations, financial condition and business could be materially adversely impacted. For a detailed discussion of the impact of interest rates, see "Interest Rate Risk" included under Part II, Item 7A "Quantitative and Qualitative Disclosures About Market Risk" in this Annual Report on Form 10-K.

Certain of our current lenders require, and future lenders may require, that we enter into restrictive covenants relating to our operations.

The various agreements pursuant to which we borrow money to finance our residential mortgage investments generally include customary representations, warranties and covenants, but may also contain more restrictive supplemental terms and conditions. Although specific to each master repurchase or loan agreement, typical supplemental terms include requirements of minimum equity, leverage ratios and performance triggers relating to a decline in equity or net income over a period of time. If we fail to meet or satisfy any covenants, supplemental terms or representations and warranties, we could be in default under the affected agreements and those lenders could elect to declare all amounts outstanding under the agreements to be immediately due and payable, enforce their respective interests against collateral pledged under such agreements and restrict our ability to make additional borrowings. Certain of our financing agreements contain cross-default or cross-acceleration provisions, so that if a default or acceleration of indebtedness occurs under any one agreement, the lenders under our other agreements could also declare a default. Further, under our repurchase agreements, we are typically required to pledge additional assets to our lenders in the event the estimated fair value of the existing pledged collateral under such agreements declines and such lenders demand additional collateral, which may take the form of additional securities, loans or cash.

Future lenders may impose similar or additional restrictions and other covenants on us. If we fail to meet or satisfy any of these covenants, we could be in default under these agreements, and our lenders could elect to declare outstanding amounts due and payable, require the posting of additional collateral and enforce their interests against then-existing collateral. We could also be subject to cross-default and acceleration rights and, with respect to collateralized debt, the posting of additional collateral and foreclosure rights upon default. Further, this could also make it difficult for us to satisfy the qualification requirements necessary to maintain our status as a REIT for U.S. federal income tax purposes.

Reliance on certain types of financing structures expose us to risks, which could result in losses to us.

We use securitization financing for certain of our residential whole loan investments. In such structures, our financing sources typically have only a claim against the special purpose vehicle which we sponsor rather than a general claim against us. Prior to any such financing, we generally seek to finance our investments with relatively short-term repurchase agreements until a sufficient portfolio of assets is accumulated. As a result, we are subject to the risk that we would not be able to acquire, during the period that any short-term repurchase agreements are available, sufficient eligible assets or securities to maximize the efficiency of a securitization. We also bear the risk that we would not be able to obtain new short-term repurchase agreements or would not be able to renew any short-term repurchase agreements after they expire should we need more time to seek and acquire sufficient eligible assets or securities for a securitization. In addition, conditions in the capital markets may make the issuance of any such securitization less attractive to us even when we do have sufficient eligible assets or securities. While we would generally intend to retain a portion of the interests issued under such securitizations and, therefore, still have exposure to any investments included in such securitizations, our inability to enter into such securitizations may increase our overall exposure to risks associated with direct ownership of such investments, including the risk of default. If we are unable to obtain and renew short-term repurchase agreements or to consummate securitizations to finance the selected investments on a long-term basis, we may be required to seek other forms of potentially less attractive financing or to liquidate assets at an inopportune time or price.

These financing arrangements require us to make certain representations and warranties regarding the assets that collateralize the borrowings. Although we perform due diligence on the assets that we acquire, certain representations and warranties that we make in respect of such assets may ultimately be determined to be inaccurate. Such representations and warranties may include, but are not limited to, issues such as the validity of the lien; the absence of delinquent taxes or other liens; the loans' compliance with all local, state and federal laws and the delivery of all documents required to perfect title to the lien. In the event of a breach of a representation or warranty, we may be required to repurchase affected loans, make indemnification payments to certain indemnified parties or address any claims associated with such breach. Further, we may have limited or no recourse against the seller from whom we purchased the loans. Such recourse may be limited due to a variety of factors, including the absence of a representation or warranty from the seller corresponding to the representation provided by us or the contractual expiration thereof. A breach of a representation or warranty could adversely affect our results of operations and liquidity.

Certain of our financing arrangements are rated by one or more rating agencies and we may sponsor financing facilities in the future that are rated by credit agencies. The related agency or rating agencies may suspend rating notes at any time. Rating agency delays may result in our inability to obtain timely ratings on new notes, which could adversely impact the availability of borrowings or the interest rates, advance rates or other financing terms and adversely affect our results of operations and liquidity. Further, if we are unable to secure ratings from other agencies, limited investor demand for unrated notes could result in further adverse changes to our liquidity and profitability.

Cybersecurity Risks

Maintaining cybersecurity and data security is important to our business and a cybersecurity incident could result in serious harm to our reputation and have a material adverse impact on our business and financial results.

When we acquire or originate real estate mortgage loans, we come into possession of borrower non-public personal information that a threat actor could utilize in engaging in fraudulent activity or theft. We may share this information with third parties, such as loan sub-servicers, outside vendors, third parties interested in acquiring such loans from us, or lenders extending credit to us collateralized by such loans. We have acquired more than 30,000 residential mortgage loans since 2014, and our Lima One subsidiary, which we acquired in July 2021, has originated several thousand mortgage loans since its founding in 2011.

The security measures we have implemented to protect personal information and prevent cybersecurity incidents may be compromised as a result of third-party action, including intentional misconduct by computer hackers, cyber-attacks, "phishing" attacks, service provider or vendor error, or malfeasance or other intentional or unintentional acts by third parties and bad actors, including third-party service providers. Furthermore, borrower data, including personally identifiable information, may be lost, exposed, or subject to unauthorized access or use as a result of accidents, errors, or malfeasance by our employees, independent contractors, or others working with us or on our behalf. Our servers and systems, and those of our service providers, may be vulnerable to computer malware, break-ins, denial-of-service attacks, and similar disruptions from unauthorized access to our computer systems, which could result in someone obtaining unauthorized access to borrowers' data or our data, including other confidential business information. In the past, we have experienced unauthorized access to certain data and information. Our cybersecurity systems and processes are intended to protect this type of data and information; however, they may not be effective in preventing unauthorized access in the future. Furthermore, because the techniques used to obtain unauthorized access to, or to compromise, systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures, and generative artificial intelligence ("AI") could intensify these cybersecurity risks. We may also experience cybersecurity incidents that may remain undetected for an extended period.

We may be liable for losses suffered by individuals whose personal information is compromised as a result of a breach of the security of the systems that we or third-parties and service providers of ours store this information on, and any such liability could be material. Even if we are not liable for such losses, any breach of these systems could expose us to material costs in notifying affected individuals and providing credit monitoring or other services to them, as well as regulatory fines or penalties. In addition, any breach of these systems could disrupt our normal business operations and expose us to reputational damage and lost business, revenues, and profits. Any insurance we maintain against the risk of this type of loss may not be sufficient to cover actual losses, or may not apply to the circumstances relating to any particular breach. We may not be able to secure cybersecurity insurance at prices or on terms acceptable to us.

Cybersecurity incidents could also significantly damage our reputation with existing and prospective loan sellers, borrowers, and third parties with whom we do business. Any publicized security problems affecting our businesses and/or those of such third parties may negatively impact the market perception of our products and discourage market participants from doing business with us. These risks may increase in the future as we continue to increase our reliance on the internet and use of web-based product offerings and on the use of cybersecurity.

We are dependent on information systems and their failure (including in connection with cybersecurity incidents) could significantly disrupt our business.

Our business is highly dependent on our information and communications systems, including systems containing or using open source software. Any failure or interruption of our systems or cybersecurity incidents could cause delays or other problems in our securities trading activities, which could have a material adverse effect on operating results, the market price of our common stock and other securities and our ability to pay dividends to our stockholders. Our use of open source software poses particular risk, including potential security vulnerabilities, licensing compliance issues and quality issues. In addition, we also face the risk of operational failure, termination or capacity constraints of any of the third parties with which we do business or that facilitate our business activities, including clearing agents or other financial intermediaries we use to facilitate our securities transactions as well as the servicers of our loans.

Computer malware, viruses, hacking and phishing and cybersecurity incidents have become more prevalent in our industry and may occur on our systems in the future. Additionally, due to the overall transition to remote working environments, there is an elevated risk of such events occurring. We may not be fully protected against cyber risks and cybersecurity incidents, and we may be vulnerable to new and evolving threats to our information technology systems. We rely heavily on financial, accounting and other data processing systems. It is difficult to determine what, if any, negative impact may directly result from any specific interruption or cybersecurity incidents or security breaches of our networks or systems (or networks or systems of, among other third-parties, our lenders and servicers) or any failure to maintain performance, reliability and security of our technical infrastructure. As a result, any such computer malware, viruses, hacking, phishing and cybersecurity incidents may negatively affect our operations.

We may utilize artificial intelligence, which exposes us to liability and affects our business.

We use, or may in the future use, artificial intelligence, generative artificial intelligence, machine learning and similar tools and technologies (collectively, "AI") in connection with our business. The use of AI is still a relatively new and emerging technology, and the introduction and incorporation of AI may expose us to additional risks, such as damage to our reputation, competitive position, and business, legal and regulatory risks and additional costs. For example, AI algorithms and machine learning methods may contain flaws, raising ethical and legal concerns, such as unintentional bias in credit decisions. Additionally, the complexity and fast-paced evolution of AI present significant challenges, especially as we compete with other companies in this space. We may not always succeed in identifying or resolving problems before they emerge. AI-related challenges, including potential government regulations, flaws, or other deficiencies, could further complicate our efforts and adversely affect our business.

Risks Associated with Adverse Developments in the Mortgage Finance and Credit Markets and Financial Markets Generally

Market conditions for mortgages and mortgage-related assets as well as the broader financial markets may materially adversely affect the value of the assets in which we invest.

Our results of operations are materially affected by conditions in the markets for mortgages and mortgage-related assets, including MBS, as well as the broader financial markets and the economy generally. Significant adverse changes in financial market conditions leading to the forced sale of large quantities of mortgage-related and other financial assets would result in significant volatility in the market for mortgages and mortgage-related assets and potentially significant losses for ourselves and certain other market participants. In addition, concerns over actual or anticipated low economic growth rates, higher levels of unemployment or uncertainty regarding future U.S. monetary policy may contribute to increased interest rate volatility. Declines in the value of our investments, or perceived market uncertainty about their value, may make it difficult for us to obtain financing on favorable terms or at all, or maintain our compliance with terms of any financing arrangements already in place. Additionally, increased volatility and/or deterioration in the broader residential mortgage and MBS markets could materially adversely affect the performance and market value of our investments.

A lack of liquidity in our investments may materially adversely affect our business.

The assets that comprise our investment portfolio and that we acquire are not traded on an exchange. A portion of our investments are subject to legal and other restrictions on resale and are otherwise generally less liquid than exchange-traded securities. Any illiquidity of our investments may make it difficult for us to sell such investments if the need or desire arises. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we have previously recorded our investments. Further, we may face other restrictions on our ability to liquidate an investment in a business entity to the extent that we have or could be attributed with material, non-public information regarding such business entity. As a result, our ability to vary our portfolio in response to changes in economic and other conditions may be relatively limited, which could adversely affect our results of operations and financial condition.

Actions and regulations by the U.S. Government designed to stabilize or reform the mortgage finance markets may not achieve their intended effect or otherwise benefit our business, and could materially adversely affect our business.

The mortgage finance market is subject to extensive regulation and scrutiny; government actions and regulations, however, may not achieve their intended effect and could bring uncertainty to the operations of the industry, increase our cost of compliance or otherwise materially adversely affect our business. The Federal Reserve announced in November 2008 a program of large-scale purchases of Agency MBS in an attempt to lower longer-term interest rates and contribute to an overall easing of adverse financial conditions. Subject to specified investment guidelines, the portfolios of Agency MBS purchased through the programs established by the U.S. Treasury and the Federal Reserve may be held to maturity and, based on mortgage market conditions, adjustments may be made to these portfolios. The program was reinstated in 2020 in response to the COVID-19 pandemic. The Federal Reserve has since concluded this program and started a "runoff" process to reduce holdings which began in June 2022. A continuing portfolio runoff or potential sale by the Federal Reserve may bring uncertainty to the pricing and availability of Agency MBS during the remaining term of these portfolios.

In response to the COVID-19 pandemic, wide-ranging legal protections for homeowners, including foreclosure moratoria and forbearance provisions, were enacted including through the Coronavirus Aid, Relief, and Economic Security Act (or CARES Act), which was signed into law on March 27, 2020, and rules and letters issued by the FHA and the CFPB. Availability for foreclosure and forbearance protections for borrowers with federally backed mortgage loans, regardless of delinquency status, were extended multiple times. If the COVID-19 pandemic resurges or another public health crisis breaks out in the future, similar measures may be reenacted, which could adversely affect our business, results of operations and financial condition.

See Item 1. "Business - Regulation" and the Risk Factor captioned "Our business is subject to extensive regulation" for a description of our regulatory risks.

Regulatory Risk and Risks Related to the Investment Company Act of 1940

Our business is subject to extensive regulation.

We operate in a highly regulated industry and continually changing U.S. federal, state and local laws and regulations could materially adversely affect our business, financial condition and results of operations and our ability to pay dividends to our stockholders.

Our business is subject to extensive regulation by federal and state governmental authorities, self-regulatory organizations and securities exchanges. We are required to comply with numerous federal and state laws. Laws, regulations, rules and judicial and administrative decisions relating to mortgage loans include those pertaining to Real Estate Settlement Procedures Act (or RESPA), equal credit opportunity, fair lending, fair credit reporting, truth in lending, fair debt collection practices, service members protections, compliance with net worth and financial statement delivery requirements, compliance with U.S. federal and state disclosure and licensing requirements, the establishment of maximum interest rates, finance charges and other charges, qualified mortgages, secured transactions, payment processing, escrow, loss mitigation, collection, foreclosure, repossession and claims-handling procedures, and other trade practices and privacy regulations providing for the use and safeguarding of non-public personal financial information of borrowers. Our mortgage loan servicers must also comply with many of these legal requirements.

The laws, rules and regulations comprising this regulatory framework change frequently, as can the interpretation and enforcement of existing laws, rules and regulations. Some of the laws, rules and regulations to which we are subject are intended primarily to safeguard and protect consumers, rather than stockholders or creditors. From time to time, we may receive requests from federal and state agencies for records, documents and information regarding our policies, procedures and practices regarding our business activities. We incur significant ongoing costs to comply with these government regulations.

In particular, the Dodd-Frank Act resulted in a comprehensive overhaul of the financial services industry in the United States and includes, among other things (i) the creation of a Financial Stability Oversight Council to identify emerging systemic risks posed by financial firms, activities and practices, and to improve cooperation among U.S. federal agencies, (ii) the creation of the CFPB, authorized to promulgate and enforce consumer protection regulations relating to financial products and services, including mortgage lending and servicing, and to exercise supervisory authority over participants in mortgage lending and mortgage servicing, (iii) the establishment of strengthened capital and prudential standards for banks and bank holding companies, (iv) enhanced regulation of financial markets, including the derivatives and securitization markets, and (v) amendments to the Truth in Lending Act and RESPA, aimed at improving consumer protections with respect to mortgage originations and mortgage servicing, including disclosures, originator compensation, minimum repayment standards, prepayment considerations, appraisals and loss mitigation and other servicing requirements. Unpredictable events, such as the COVID-19 pandemic, may create economic shocks, to which federal, state, and local governments respond with new borrower and tenant rights and protections. Certain federal and state regulators continue to consider proposals to apply regulatory prudential standards to nonbank servicers, which may impact how our service providers, including the Servicer, are regulated. In addition, the continuing impact of the current U.S. Presidential administration may lead to changes in the capital markets and regulatory landscape, including federal supervision and enforcement tools on residential mortgage lenders and servicers, which could result in increased regulatory scrutiny and potentially increased penalties assessed for determinations of non-compliance with applicable requirements.

Federal consumer protection laws and regulations regulate residential mortgage loan underwriting and originators' lending processes, standards, and disclosures to borrowers. These laws and regulations include, among others, the CFPB "ability-to-repay" and "qualified mortgage" regulations. In addition, there are various other federal, state, and local laws and regulations that are intended to discourage predatory lending practices by residential mortgage loan originators. For example, the federal Home Ownership and Equity Protection Act of 1994 (or HOEPA), which was expanded under the Dodd-Frank Act, prohibits inclusion of certain provisions in residential mortgage loans that have mortgage rates or origination costs in excess of prescribed levels and requires that borrowers be given certain disclosures prior to origination. Business purpose loans secured by 1-4 family residences are also subject to federal and state regulation.

Some states have also enacted, or may enact, similar laws or regulations, which in some cases may impose restrictions and requirements greater than those in place under federal laws and regulations. In addition, under the anti-predatory lending laws of some states, the origination of certain residential mortgage loans, including loans that are classified as "high cost" loans under applicable law, must satisfy a net tangible benefits test with respect to the borrower. This test, as well as certain standards set forth in the CFPB "ability-to-repay" and "qualified mortgage" regulations, may be highly subjective and open to interpretation. As a result, a court may determine that a residential mortgage loan did not meet the applicable standard or test even if the originator reasonably believed such standard or test had been satisfied. Failure of residential mortgage loan originators or servicers to comply with federal consumer protection laws and regulations could subject us, or as an assignee or purchaser of these loans (or as an investor in securities backed by these loans), to monetary penalties and defenses to foreclosure, including by recoupment or setoff of damages and costs, which for some violations includes the sum of all finance charges and fees paid by the consumer, and could result in rescission of the affected residential mortgage loans.

Although we do not directly service residential mortgage loans (except for Business purpose loans originated and serviced by Lima One), we must comply with various federal and state laws, rules and regulations as a result of owning MBS and residential whole loans. These rules generally focus on consumer protection and include, among others, rules promulgated under the Dodd-Frank Act, and the Gramm-Leach-Bliley Financial Modernization Act of 1999 (or Gramm-Leach-Bliley). These requirements can and do change as statutes and regulations are enacted, promulgated, amended and interpreted, and the recent trend among federal and state lawmakers and regulators has been toward increasing laws, regulations and investigative proceedings in relation to the mortgage industry generally. For example, effective March 1, 2021, the General QM Final Rule provided certain changes to the definition of general qualified mortgage loans and the Seasoned QM Final Rule creates a new category of a qualified mortgage, referred to as a "Seasoned QM." A loan is eligible to become a Seasoned QM if it is a first-lien, fixed rate loan that meets certain performance requirements over a seasoning period of 36 months, is held in portfolio until the end of the seasoning period by the originating creditor or first purchaser, complies with general restrictions on product features and points and fees, and meets certain underwriting requirements. These amendments and changes to the necessary policies and procedures to demonstrate compliance with these requirements for loans sold in the secondary market may increase the economic and compliance costs for participants in the mortgage origination and securitization industries, including us.

In addition, actions taken by or proposed to be taken by, among others, FHFA, the U.S. Treasury, the Federal Reserve Board or other U.S. governmental agencies that are intended to regulate the origination, underwriting guidelines, servicing guidelines, servicing compensation and other aspects of Agency MBS can have indirect and sometimes direct effects on our business and business model, and results of operations and liquidity. For example, loan originators and servicers, investors and other participants in the mortgage securities markets may use regulatory guidelines intended for Agency MBS as guidelines or operating procedures in respect of non-Agency MBS. In addition, changes in underwriting guidelines for Agency MBS generally affect the supply of similar or complementary non-Agency MBS.

Although we believe that we have structured our operations and investments to comply with existing legal and regulatory requirements and interpretations, changes in regulatory and legal requirements, including changes in their interpretation and enforcement by lawmakers and regulators, could materially and adversely affect our business and our financial condition, liquidity and results of operations.

Certain jurisdictions require licenses to purchase, hold, enforce or sell residential mortgage loans. In the event that any such licensing requirement is applicable and we are not able to obtain such licenses in a timely manner or at all, our ability to implement our business strategy could be adversely affected, which could materially and adversely affect our business.

Certain jurisdictions require a license to purchase, hold, enforce or sell residential mortgage loans. We currently do not hold any such licenses, and there is no assurance that we will be able to obtain them in a timely manner or at all or, if obtained, that we will be able to maintain them. In connection with these licenses we would be required to comply with various information reporting and other regulatory requirements to maintain those licenses, and there is no assurance that we will be able to satisfy those requirements on an ongoing basis. Our failure to obtain or maintain such licenses or our inability to enter into another regulatory-compliant structure, such as establishing a trust with a federally chartered bank as trustee to purchase and hold the residential mortgage loans, could restrict our ability to invest in loans in these jurisdictions if such licensing requirements are applicable. In lieu of obtaining such licenses, we contribute our acquired residential mortgage loans to one or more trusts in which we or our subsidiaries hold beneficial interests; title to these residential mortgage loans is held by one or more federally chartered banks as trustee, which may be exempt from state licensing requirements. There can be no assurance that the use of the trusts will satisfy an exemption from licensing requirements because regulatory agencies may adopt different interpretations of applicable laws. We are aware of one state regulatory agency that has inquired about our use of the trust structure. If required, there can be no assurance that we will be able to obtain the requisite licenses in a timely manner or at all, or in other necessary jurisdictions, which could limit our ability to invest in residential mortgage loans. Our failure to obtain and maintain required licenses may expose us to penalties or other claims and may affect our ability to acquire an adequate and desirable supply of mortgage loans to conduct our securitization program and, as a result, could harm our business.

Maintaining our exemption from registration under the Investment Company Act imposes significant limits on our operations.

We conduct our operations so that neither we nor any of our subsidiaries are required to register as an investment company under the Investment Company Act. Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer's total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis (i.e., the 40% Test). Excluded from the term "investment securities," among other things, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company for private funds set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

We are a holding company and conduct our real estate business primarily through wholly-owned subsidiaries. We conduct our real estate business so that we do not come within the definition of an investment company because less than 40% of the value of our adjusted total assets on an unconsolidated basis will consist of "investment securities." The securities issued by any wholly-owned or majority-owned subsidiaries that we may form in the future that are excepted from the definition of "investment company" based on Section 3(c)(1) or 3(c)(7) of the Investment Company Act, together with any other investment securities we may own, may not have a value in excess of 40% of the value of our adjusted total assets on an unconsolidated basis. We monitor our holdings to ensure continuing and ongoing compliance with the 40% Test. This requirement limits the types of businesses in which we may engage through our subsidiaries. In addition, the assets we and our subsidiaries may acquire are limited by the provisions of the Investment Company Act, the rules and regulations promulgated under the Investment Company Act and SEC staff interpretative guidance, which may adversely affect our performance. In addition, we believe we will not be considered an investment company under Section 3(a)(1)(A) of the Investment Company Act because we will not engage primarily or hold ourselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, through our wholly-owned subsidiaries, we will be primarily engaged in the non-investment company businesses of these subsidiaries.

If the value of securities issued by our subsidiaries that are excepted from the definition of "investment company" by Section 3(c)(1) or 3(c)(7) of the Investment Company Act, together with any other investment securities we own, exceeds 40% of our adjusted total assets on an unconsolidated basis, or if one or more of such subsidiaries fail to maintain an exception or exemption from the Investment Company Act, we could, among other things, be required either (a) to substantially change the manner in which we conduct our operations to avoid being required to register as an investment company, (b) to effect sales of our assets in a manner that, or at a time when, we would not otherwise choose to do so or (c) to register as an investment company under the Investment Company Act, any of which could have an adverse effect on us and the market price of our securities. If we were required to register as an investment company under the Investment Company Act, we would become subject to substantial regulation with respect to our capital structure (including our ability to use leverage), management, operations, transactions with affiliated persons (as defined in the Investment Company Act), portfolio composition, including restrictions with respect to diversification and industry concentration, and other matters.

We expect that our subsidiaries that invest in residential mortgage loans (whether through a consolidated trust or otherwise) will rely upon the exemption from registration as an investment company under the Investment Company Act pursuant to Section 3(c)(5)(C) of the Investment Company Act, which is available for entities "primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate." This exemption generally requires that at least 55% of each of these subsidiaries' assets be comprised of qualifying real estate assets and at least 80% of each of their portfolios be comprised of qualifying real estate assets and real estate-related assets under the Investment Company Act. Mortgage loans that are fully and exclusively secured by real property are generally qualifying real estate assets for purposes of the exemption. All or substantially all of our residential mortgage loans are fully and exclusively secured by real property with a loan-to-value ratio of less than 100%. As a result, we believe our residential mortgage loans that are fully and exclusively secured by real property meet the definition of qualifying real estate assets. To the extent we own any residential mortgage loans with a loan-to-value ratio of greater than 100%, we intend to classify, depending on guidance from the SEC staff, only the portion of the value of such loans that does not exceed the value of the real estate collateral as qualifying real estate assets and the excess as real estate-related assets. If the SEC determines that any of a subsidiary's securities are not qualifying real estate assets or real estate related assets or otherwise believes such subsidiary does not satisfy the exemption under Section 3(c)(5)(C), we could be required to restructure our activities or sell certain of our assets.

There can be no assurance that the laws and regulations governing the Investment Company Act status of REITs, or guidance from the SEC or its staff regarding the exemption from registration as an investment company on which we rely, will not change in a manner that adversely affects our operations. We expect each of our subsidiaries relying on Section 3(c)(5)(C) to rely on guidance published by the SEC staff or on our analyses of guidance published with respect to other types of assets, if any, to determine which assets are qualifying real estate assets and real estate-related assets. The potential outcomes of the SEC's actions are unclear as is the SEC's timetable for its review and actions. To the extent that the SEC staff publishes new or different guidance with respect to these matters, we may be required to adjust our strategy accordingly. In addition, we may be limited in our ability to make certain investments and these limitations could result in us holding assets we might wish to sell or selling assets we might wish to hold.

Certain of our subsidiaries that hold residential mortgage loans through majority owned subsidiaries may rely on the exemption provided by Section 3(c)(6), which excludes from the definition of "investment company" any company primarily engaged, directly or through majority-owned subsidiaries, in a business, among others, described in Section 3(c)(5)(C) of the Investment Company Act (from which not less than 25% of such company's gross income during its last fiscal year was derived) together with an additional business or additional businesses other than investing, reinvesting, owning, holding or trading in securities. The SEC staff has issued little interpretive guidance with respect to Section 3(c)(6) and any guidance published by the staff could require us to adjust our strategy accordingly.

To the extent that the SEC staff provides more specific guidance regarding any of the matters bearing upon the exemptions or exceptions from registration under the Investment Company Act that we and our subsidiaries rely on, we may be required to adjust our strategy accordingly. Any additional guidance from the SEC staff could provide additional flexibility to us, or it could further inhibit our ability to pursue the strategies we have chosen. If we fail to qualify for exemption from registration as an investment company, our ability to use leverage would be substantially reduced, and we would not be able to conduct our business as described.

There can be no assurance that the laws and regulations governing the Investment Company Act status of REITs, including guidance regarding these exemptions from the Division of Investment Management of the SEC, will not change in a manner that adversely affects our operations.

Risks Related to Our Use of Hedging Strategies

Our use of hedging strategies to mitigate our interest rate exposure may not be effective.

In accordance with our operating policies, we may pursue various types of hedging strategies, including Swaps, to seek to mitigate or reduce our exposure to losses from adverse changes in interest rates. Our hedging activity will vary in scope based on the level and volatility of interest rates, the type of assets held and financing sources used and other changing market conditions. No hedging strategy, however, can completely insulate us from the interest rate risks to which we are exposed and there is no guarantee that the implementation of any hedging strategy would have the desired impact on our results of operations or financial condition. Certain of the U.S. federal income tax requirements that we must satisfy in order to qualify as a REIT may limit our ability to hedge against such risks. We will not enter into derivative transactions if we believe that they will jeopardize our qualification as a REIT.

Interest rate hedging may fail to protect or could adversely affect us because, among other things:
- interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates;
- available interest rate hedges may not correspond directly with the interest rate risk for which protection is sought;
- the duration of the hedge may not match the duration of the related hedged instrument;
- the credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction; and
- the party owing money in the hedging transaction may default on its obligation to pay.

We primarily use Swaps to hedge against future increases in interest rates on our financing agreements. Should a Swap counterparty be unable to make required payments pursuant to such Swap, the hedged liability would cease to be hedged for the remaining term of the Swap. In addition, we may be at risk for any collateral held by a hedging counterparty to a Swap, should such counterparty become insolvent or file for bankruptcy. Our hedging transactions, which are intended to limit losses, may actually adversely affect our earnings, which could reduce our cash available for distribution to our stockholders.

We may enter into hedging instruments that could expose us to contingent liabilities in the future, which could materially adversely affect our results of operations.

Subject to maintaining our qualification as a REIT, part of our financing strategy involves entering into hedging instruments that could require us to fund cash payments in certain circumstances (e.g., the early termination of a hedging instrument caused by an event of default or other voluntary or involuntary termination event or the decision by a hedging counterparty to request the posting of collateral that it is contractually owed under the terms of a hedging instrument). With respect to the termination of an existing Swap, the amount due would generally be equal to the unrealized loss of the open Swap position with the hedging counterparty and could also include other fees and charges. These economic losses will be reflected in our financial results of operations and our ability to fund these obligations will depend on the liquidity of our assets and access to capital at the time. Any losses we incur on our hedging instruments could materially adversely affect our earnings and thus our cash available for distribution to our stockholders.

The characteristics of hedging instruments present various concerns, including illiquidity, enforceability, and counterparty risks, which could adversely affect our business and results of operations.

As indicated above, from time to time we enter into Swaps. Entities entering into Swaps are exposed to credit losses in the event of non-performance by counterparties to these transactions. Rules issued by the CFTC that became effective in October 2012 require the clearing of all Swap transactions through registered derivatives clearing organizations, or swap execution facilities, through standardized documents under which each Swap counterparty transfers its position to another entity whereby the centralized clearinghouse effectively becomes the counterparty to each side of the Swap. It is the intent of the Dodd-Frank Act that the clearing of Swaps in this manner is designed to avoid concentration of swap risk in any single entity by spreading and centralizing the risk in the clearinghouse and its members. In addition to greater initial and periodic margin (collateral) requirements and additional transaction fees both by the swap execution facility and the clearinghouse, the Swap transactions are now subjected to greater regulation by both the CFTC and the SEC. These additional fees, costs, margin requirements, documentation requirements, and regulations could adversely affect our business and results of operations.

Clearing facilities or exchanges upon which our hedging instruments are traded may increase margin requirements on our hedging instruments in the event of adverse economic developments.

In response to events having or expected to have adverse economic consequences or which create market uncertainty, clearing facilities or exchanges upon which some of our hedging instruments (i.e., interest rate swaps) are traded may require us to post additional collateral against our hedging instruments. For example, in response to the U.S. approaching its debt ceiling without resolution and the federal government shutdown, in October 2013, the Chicago Mercantile Exchange announced that it would increase margin requirements by 12% for all over-the-counter interest rate swap portfolios that its clearinghouse guaranteed. This increase was subsequently rolled back shortly thereafter upon the news that Congress passed legislation to temporarily suspend the national debt ceiling and reopen the federal government, and provide a time period for broader negotiations concerning federal budgetary issues. In the event that future adverse economic developments or market uncertainty (including those due to governmental, regulatory, or legislative action or inaction) result in increased margin requirements for our hedging instruments, it could materially adversely affect our liquidity position, business, financial condition and results of operations.

Risks Related to Our Taxation as a REIT and the Taxation of Our Assets

If we fail to remain qualified as a REIT, we will be subject to tax as a regular corporation and could face a substantial tax liability, which would reduce the amount of cash available for distribution to our stockholders.

We have elected to qualify as a REIT and intend to comply with the provisions of the Internal Revenue Code of 1986, as amended (or the Code), related to REIT qualification. Accordingly, we will not be subject to U.S. federal income tax to the extent we distribute 100% of our REIT taxable income (which is generally our taxable income, computed without regard to the dividends paid deduction, any net income from prohibited transactions, and any net income from foreclosure property) to stockholders within the timeframe permitted under the Code and provided that we comply with certain income, asset ownership and other tests applicable to REITs. We believe that we currently meet all of the REIT requirements and intend to continue to qualify as a REIT under the provisions of the Code. Many of the REIT requirements, however, are highly technical and complex. The determination of whether we are a REIT requires an analysis of various factual matters and circumstances, some of which may not be totally within our control and some of which involve interpretation. For example, if we are to qualify as a REIT, annually at least 75% of our gross income must come from, among other sources, interest on obligations secured by mortgages on real property or interests in real property, gain from the disposition of real property, including mortgages or interests in real property (other than sales or dispositions of real property, including mortgages on real property, or securities that are treated as mortgages on real property, that we hold primarily for sale to customers in the ordinary course of a trade or business (i.e., prohibited transactions)), dividends or other distributions on, and gains from the disposition of shares in other REITs, commitment fees received for agreements to make real estate loans and certain temporary investment income. In addition, the composition of our assets must meet certain requirements at the close of each quarter. We are also required to distribute to stockholders at least 90% of our REIT taxable income (determined without regard to the deduction for dividends paid and by excluding net capital gain). There can be no assurance that we will be able to satisfy these or other requirements or that the Internal Revenue Service (or IRS) or a court would agree with any conclusions or positions we have taken in interpreting the REIT requirements.

Even a technical or inadvertent mistake could jeopardize our REIT qualification unless we meet certain statutory relief provisions. If we were to fail to qualify as a REIT in any taxable year for any reason, we would be subject to U.S. federal income tax on our taxable income, and dividends paid to our stockholders would not be deductible by us in computing our taxable income. Any resulting corporate tax liability could be substantial and would reduce the amount of cash available for distribution to our stockholders, which in turn could have an adverse impact on the value of our common stock. Unless we were entitled to relief under certain Code provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year in which we failed to qualify as a REIT.

Our failure to maintain our qualification as a REIT would cause our stock to be delisted from the New York Stock Exchange (or NYSE).

The NYSE requires, as a condition to the listing of our shares, that we maintain our REIT status. Consequently, if we fail to maintain our REIT status, our shares would promptly be delisted from the NYSE, which would decrease the trading activity of such shares. This could make it difficult to sell shares and would likely cause the market volume of the shares trading to decline.

If we were delisted as a result of losing our REIT status and desired to relist our shares on the NYSE, we would have to reapply to the NYSE to be listed as a domestic corporation. As the NYSE's listing standards for REITs are less onerous than its standards for domestic corporations, it would be more difficult for us to become a listed company under these heightened standards. We might not be able to satisfy the NYSE's listing standards for a domestic corporation. As a result, if we were delisted from the NYSE, we might not be able to relist as a domestic corporation, in which case our shares could not trade on the NYSE.

REIT distribution requirements could adversely affect our ability to execute our business plan.

To maintain our qualification as a REIT, we must distribute at least 90% of our REIT taxable income (determined without regard to the dividends paid deduction and excluding any net capital gain) to our stockholders within the timeframe permitted under the Code. We generally must make these distributions in the taxable year to which they relate, or in the following taxable year if declared before we timely (including extensions) file our tax return for the year and if paid with or before the first regular dividend payment after such declaration. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our taxable income, we will be subject to U.S. federal income tax on our undistributed taxable income at regular corporate income tax rates. In addition, if we should fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for such year, (b) 95% of our REIT capital gain net income for such year, and (c) any undistributed taxable income from prior periods, we would be subject to a non-deductible 4% excise tax on the excess of such required distribution over the sum of (x) the amounts actually distributed, plus (y) the amounts of income we retained and on which we have paid corporate income tax.

The dividend distribution requirement limits the amount of cash we have available for other business purposes, including amounts to fund our growth. Additionally, our taxable income may substantially exceed our net income as determined by GAAP. As an example, realized capital losses may be included in our GAAP net income, but may not be deductible in computing our taxable income. In addition, we may invest in assets that generate taxable income in excess of economic income or in advance of the corresponding cash flow from the assets. Also, our ability, or the ability of our subsidiaries, to deduct interest may be limited under Section 163(j) of the Code. To the extent that we generate such non-cash taxable income or have limitations on our deductions in a taxable year, we may have to borrow funds on unfavorable terms, sell investments at disadvantageous prices, distribute amounts that would otherwise be invested in future acquisitions or make a taxable distribution of our stock to make distributions sufficient to maintain our qualification as a REIT or avoid corporate income tax in a particular year. These alternatives could increase our costs or reduce our stockholders' equity. Thus, compliance with the REIT requirements may hinder our ability to grow, which could adversely affect the value of our common stock.

Even if we remain qualified as a REIT, we may face other tax liabilities that reduce our cash flow.

Even if we qualify as a REIT for U.S. federal income tax purposes, we may be required to pay certain U.S. federal, state and local taxes on our income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, excise taxes, state or local income, property and transfer taxes, such as mortgage recording taxes, and other taxes. In addition, in order to meet the REIT qualification requirements, to prevent the recognition of certain types of non-cash income, or to avert the imposition of a 100% tax that applies to certain gains derived by a REIT from dealer property or inventory (i.e., prohibited transactions tax) we may hold some of our assets through TRSs or other subsidiary corporations that will be subject to corporate level income tax at regular rates. In addition, if we lend money to a TRS, the TRS may be unable to deduct all or a portion of the interest paid to us, which could result in an even higher corporate level tax liability. Furthermore, the Code imposes a 100% excise tax on certain transactions between a TRS and a REIT that are not conducted at an arm's-length basis. We intend to structure any transaction with a TRS on terms that we believe are arm's-length to avoid incurring this 100% excise tax. There can be no assurances, however, that we will be able to avoid application of the 100% excise tax. Any of these taxes would reduce our operating cash flow and thus our cash available for distribution to our stockholders.

If our foreign TRS is subject to U.S. federal income tax at the entity level, it would greatly reduce the amounts those entities would have available to pay its creditors and distribute to us.

There is a specific exemption from regular U.S. federal income tax for non-U.S. corporations that restrict their activities in the United States to trading stock and securities (or any activity closely related thereto) for their own account, whether such trading (or such other activity) is conducted by the corporation or its employees through a resident broker, commission agent, custodian or other agent. We intend that our foreign TRS will rely on that exemption or otherwise operate in a manner so that it will not be subject to regular U.S. federal income tax on its net income at the entity level. If the IRS succeeded in challenging that tax treatment, it would greatly reduce the amount that the foreign TRS would have available to pay to its creditors and to distribute to us. In addition, even if our foreign TRS qualifies for that exemption, it may nevertheless be subject to U.S. federal withholding tax on certain types of income.

Complying with REIT requirements may cause us to forgo otherwise attractive opportunities.

To remain qualified as a REIT for U.S. federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts that we distribute to our stockholders and the ownership of our stock. We may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution, and may be unable to pursue investments that would be otherwise advantageous to us in order to satisfy the source-of-income or asset-diversification requirements for qualifying as a REIT. In addition, in certain cases, the modification of a debt instrument could result in the conversion of the instrument from a qualifying real estate asset to a wholly or partially non-qualifying asset that must be contributed to a TRS or disposed of in order for us to maintain our qualification as a REIT. Thus, compliance with the REIT requirements may hinder our ability to make and, in certain cases, to maintain ownership of, certain attractive investments.

Our use of TRSs may cause us to fail to qualify as a REIT.

The net income of our TRSs is not required to be distributed to us, and such undistributed TRS income is generally not subject to our REIT distribution requirements. However, if the accumulation of cash or reinvestment of significant earnings in our TRSs causes the fair market value of our securities in those entities, taken together with other non-qualifying assets, to exceed 25% of the fair market value of our assets, in each case as determined for REIT asset testing purposes, we would, absent timely responsive action, fail to maintain our qualification as a REIT. Additionally, if the accumulation of cash or reinvestment of significant earnings in our TRSs causes the fair market value of our securities in those entities to exceed 25% (20% for taxable years beginning before January 1, 2026) of the fair market value of our assets, in each case as determined for REIT asset testing purposes, we would, absent timely responsive action, similarly fail to maintain our qualification as a REIT.

We may generate taxable income that differs from our GAAP income on our Non-Agency MBS and residential whole loan investments purchased at a discount to par value, which may result in significant timing variances in the recognition of income and losses.

We have acquired and intend to continue to acquire Non-Agency MBS and residential whole loans at prices that reflect significant market discounts on their unpaid principal balances. For financial statement reporting purposes, we generally establish a portion of the purchase discount on Non-Agency MBS as a Credit Reserve. This Credit Reserve is generally not accreted into income for financial statement reporting purposes. For tax purposes, however, we are not permitted to anticipate, or establish a reserve for, credit losses prior to their occurrence. As a result, discount on securities acquired in the primary or secondary market is included in the determination of taxable income and is not impacted by losses until such losses are incurred. Such differences in accounting for tax and GAAP can lead to significant timing variances in the recognition of income and losses. Taxable income on Non-Agency MBS purchased at a discount to their par value may be higher than GAAP earnings in early periods (before losses are actually incurred) and lower than GAAP earnings in periods during and subsequent to when realized credit losses are incurred. Dividends will be declared and paid at the discretion of our Board and will depend on REIT taxable earnings, our financial results and overall financial condition, maintenance of our REIT qualification and such other factors as our Board may deem relevant from time to time.

The tax on prohibited transactions may limit our ability to engage in transactions, including certain methods of securitizing mortgage loans, that would be treated as sales for U.S. federal income tax purposes.

A REIT's net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, but including mortgage loans, held primarily for sale to customers in the ordinary course of business. We might be subject to this tax if we were to dispose of or securitize loans or MBS securities in a manner that was treated as a sale of the loans or MBS for U.S. federal income tax purposes. Therefore, to avoid the prohibited transactions tax, we may choose to engage in certain sales of loans through a TRS and not at the REIT level, and we may be limited as to the structures we are able to utilize for our securitization transactions, even though the sales or structures might otherwise be beneficial to us. We do not believe that our securitizations to date have been subject to this tax, but there can be no assurances that the IRS would agree with such treatment. If the IRS successfully challenged such treatment, our results of operations could be materially adversely affected.

The "taxable mortgage pool" rules may increase the taxes that we or our stockholders may incur and may limit the manner in which we effect future securitizations.

Securitizations by us or our subsidiaries could result in the creation of taxable mortgage pools for U.S. federal income tax purposes. The real estate mortgage investment conduit (or REMIC) provisions of the Code generally provide that REMICs are the only form of pass-through entity permitted to issue debt obligations with two or more maturities if the payments on those obligations bear a relationship to the mortgage obligations held by such entity. If we engage in a non-REMIC securitization transaction, directly or indirectly through a QRS, in which the assets held by the securitization vehicle consist largely of mortgage loans or MBS, in which the securitization vehicle issues to investors two or more classes of debt instruments that have different maturities, and in which the timing and amount of payments on the debt instruments is determined in large part by the amounts received on the mortgage loans or MBS held by the securitization vehicle, the securitization vehicle will be a taxable mortgage pool. As long as we or another REIT holds a 100% interest in the equity interests in a taxable mortgage pool, either directly or through a QRS, the taxable mortgage pool will not be subject to tax. A portion of the income that we realize with respect to the equity interest we hold in a taxable mortgage pool will, however, be considered to be excess inclusion income and, as a result, a portion of the dividends that we pay to our stockholders will be considered to consist of excess inclusion income. Such excess inclusion income is treated as unrelated business taxable income (or UBTI) for tax-exempt stockholders, is subject to withholding for foreign stockholders (without the benefit of any treaty reduction), and is not subject to reduction by net operating loss carryovers. In addition to the extent that our stock is owned by tax-exempt "disqualified organizations," such as certain government-related entities and charitable remainder trusts that are not subject to tax on unrelated business income, we may incur a corporate level tax on a portion of our income from the taxable mortgage pool. In that case, we may reduce the amount of our distributions to any disqualified organization whose stock ownership gave rise to the tax. Historically, we have not generated excess inclusion income; however, despite our efforts, we may not be able to avoid creating or distributing excess inclusion income to our stockholders in the future. In addition, we could face limitations in selling equity interests to outside investors in securitization transactions that are taxable mortgage pools or selling any debt securities issued in connection with these securitizations that might be considered to be equity interests for tax purposes. These limitations may prevent us from using certain techniques to maximize our returns from securitization transactions.

We have not established a minimum dividend payment level, and there is no guarantee that we will maintain current dividend payment levels or pay dividends in the future.

In order to maintain our qualification as a REIT, we must comply with a number of requirements under U.S. federal tax law, including that we distribute at least 90% of our REIT taxable income within the timeframe permitted under the Code, which is calculated generally before the dividends paid deduction and excluding net capital gain. Dividends will be declared and paid at the discretion of our Board and will depend on our REIT taxable earnings, our financial results and overall condition, maintenance of our REIT qualification and such other factors as our Board may deem relevant from time to time. We have not established a minimum dividend payment level for our common stock and our ability to pay dividends may be negatively impacted by adverse changes in our operating results. Therefore, our dividend payment level may fluctuate significantly, and, under some circumstances, we may not pay dividends at all.

Our reported GAAP net income may differ from the amount of REIT taxable income and dividend distribution requirements and, therefore, our GAAP results may not be an accurate indicator of future taxable income and dividend distributions.

Generally, the cumulative net income we report over the life of an asset will be the same for GAAP and tax purposes, although the timing of this income recognition over the life of the asset could be materially different. Differences exist in the accounting for GAAP net income and REIT taxable income which can lead to significant variances in the amount and timing of when income and losses are recognized under these two measures. Due to these differences, our reported GAAP financial results could materially differ from our determination of REIT taxable income and our dividend distribution requirements, and, therefore, our GAAP results may not be an accurate indicator of future taxable income and dividend distributions.

Over time, accounting principles, conventions, rules, and interpretations may change, which could affect our reported GAAP and taxable earnings, and stockholders' equity.

Accounting rules for the various aspects of our business change from time to time. Changes in GAAP, or the accepted interpretation of these accounting principles, can affect our reported income, earnings, and stockholders' equity. In addition, changes in tax accounting rules or the interpretations thereof could affect our REIT taxable income and our dividend distribution requirements. These changes may materially adversely affect our results of operations.

The failure of assets subject to repurchase agreements to qualify as real estate assets could adversely affect our ability to remain qualified as a REIT.

We enter into certain financing arrangements that are structured as sale and repurchase agreements pursuant to which we nominally sell certain of our assets to a counterparty and simultaneously enter into an agreement to repurchase these assets at a later date in exchange for a purchase price. Economically, these agreements are financings that are secured by the assets sold pursuant thereto. We generally believe that we would be treated for REIT asset and income test purposes as the owner of the assets that are the subject of any such sale and repurchase agreement notwithstanding that such agreement may transfer record ownership of the assets to the counterparty during the term of the agreement. It is possible, however, that the IRS could assert that we did not own the assets during the term of the sale and repurchase agreement, in which case we could fail to remain qualified as a REIT.

Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.

The REIT provisions of the Code could substantially limit our ability to hedge our business. Any income from a properly designated hedging transaction we enter into to manage the risk of interest rate changes with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, or from certain other limited types of hedging transactions, generally does not constitute "gross income" for purposes of the 75% or 95% gross income tests. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the gross income tests. As a result of these rules, we may have to limit our use of advantageous hedging techniques or implement those hedges through a TRS. This could increase the cost of our hedging activities because a TRS would be subject to tax on gains or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses in a TRS will generally not provide any tax benefit, except for being carried forward against future taxable income in the TRS.

We may be required to report taxable income for certain investments in excess of the economic income we ultimately realize from them.

We may acquire debt instruments in the secondary market for less than their face amount. The discount at which such debt instruments are acquired may reflect doubts about their ultimate collectability rather than current market interest rates. The amount of such discount will nevertheless generally be treated as "market discount" for U.S. federal income tax purposes, which we are required to include in our taxable income either over time or as principal payments are received, as applicable. If we collect less on the debt instrument than our purchase price plus the market discount we had previously reported as income, we may not be able to benefit from any offsetting loss deductions.

Some of the debt instruments that we acquire may have been issued with original issue discount. We will be required to report such original issue discount based on a constant yield method and will be taxed based on the assumption that all future projected payments due on such debt instruments will be made. If such debt instruments turn out not to be fully collectible, an offsetting loss deduction will become available only in the later year that uncollectability is provable.

In addition, we may acquire debt instruments that are subsequently modified by agreement with the borrower. If the amendments to the outstanding instrument are "significant modifications" under the applicable U.S. Treasury regulations, the modified instrument will be considered to have been reissued to us in a debt-for-debt exchange with the borrower. In that event, we may be required to recognize taxable gain to the extent the principal amount of the modified instrument exceeds our adjusted tax basis in the unmodified instrument, even if the value of the instrument or the payment expectations have not changed. Following such a taxable modification, we would hold the modified loan with a cost basis equal to its principal amount for U.S. federal income tax purposes.

Finally, in the event that any debt instruments acquired by us are delinquent as to mandatory principal and interest payments, or in the event payments with respect to a particular instrument are not made when due, we may nonetheless be required to continue to recognize the unpaid interest as taxable income as it accrues, despite doubt as to its ultimate collectability. Similarly, we may be required to accrue interest income with respect to debt instruments at its stated rate regardless of whether corresponding cash payments are received or are ultimately collectible. In each case, while we would in general ultimately have an offsetting loss deduction available to us when such interest was determined to be uncollectible, the utility of that deduction could depend on our having taxable income in that later year or thereafter.

For these and other reasons, we may have difficulty making distributions sufficient to maintain our qualification as a REIT or avoid corporate income tax and the 4% excise tax in a particular year.

The interest apportionment rules may affect our ability to comply with the REIT asset and gross income tests.

Most of the Purchased Credit Deteriorated and Non-performing loans that we have acquired were acquired by us at a discount from their outstanding principal amount, because our pricing was generally based on the value of the underlying real estate that secures those mortgage loans. Treasury Regulation Section 1.856-5(c) (the "interest apportionment regulation") provides that if a mortgage is secured by both real property and other property, a REIT is required to apportion its annual interest income to the real property security based on a fraction, the numerator of which is the value of the real property securing the loan, determined when the REIT commits to acquire the loan, and the denominator of which is the highest "principal amount" of the loan during the year. If a mortgage is secured by both real property and personal property and the value of the personal property does not exceed 15% of the aggregate value of the property securing the mortgage, the mortgage is treated as secured solely by real property for this purpose. Revenue Procedure 2014-51 interprets the "principal amount" of the loan to be the face amount of the loan, despite the Code requiring taxpayers to treat any market discount, that is the difference between the purchase price of the loan and its face amount, for all purposes (other than certain withholding and information reporting purposes) as interest rather than principal.

The interest apportionment regulation applies only if the debt in question is secured both by real property and personal property. We believe that all of the mortgage loans that we acquire at a discount under the circumstances contemplated by Revenue Procedure 2014-51 are secured only by real property, and no other property value is taken into account in our underwriting and pricing. Accordingly, we believe that the interest apportionment regulation does not apply to our portfolio.

Nevertheless, if the IRS were to assert successfully that our mortgage loans were secured by property other than real estate, that the interest apportionment regulation applied for purposes of our REIT testing, and that the position taken in Revenue Procedure 2014-51 should be applied to our portfolio, then depending upon the value of the real property securing our loans and their face amount, and the sources of our gross income generally, we might not be able to meet the REIT 75% gross income test, and possibly the asset tests applicable to REITs. If we did not meet these tests, we could potentially either lose our REIT status or be required to pay a tax penalty to the IRS. With respect to the REIT 75% asset test, Revenue Procedure 2014-51 provides a safe harbor under which the IRS will not challenge a REIT's treatment of a loan as being a real estate asset in an amount equal to the lesser of (1) the greater of (a) the current value of the real property securing the loan or (b) the fair market value of the real property securing the loan determined as of the date the REIT committed to acquire the loan or (2) the fair market value of the loan on the date of the relevant quarterly REIT asset testing date. This safe harbor, if it applied to us, would help us comply with the REIT asset tests following the acquisition of distressed debt if the value of the real property securing the loan were to subsequently decline. If we did not meet one or more of the REIT asset tests, then we could potentially either lose our REIT status or be required to pay a tax penalty to the IRS.

Dividends paid by REITs do not qualify for the reduced tax rates available for "qualified dividend income."

Qualified dividend income payable to U.S. investors that are individuals, trusts, and estates is subject to the reduced maximum tax rate applicable to long-term capital gains. Dividends paid by REITs, however, are generally not eligible for the reduced qualified dividend rates. Non-corporate taxpayers may deduct up to 25% (20% for taxable years beginning before January 1, 2026) of certain pass-through business income, including "qualified REIT dividends" (generally, dividends received by a REIT stockholder that are not designated as capital gain dividends or qualified dividend income), subject to certain limitations. Although the reduced U.S. federal income tax rate applicable to qualified dividend income does not adversely affect the taxation of REITs or dividends payable by REITs, the more favorable rates applicable to regular corporate qualified dividends and the reduced corporate tax rate could cause certain non-corporate investors to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our common stock.

We may in the future choose to make distributions in our own stock, in which case you could be required to pay income taxes in excess of any cash distributions you receive.

We may in the future make taxable distributions that are payable in cash and shares of our common stock at the election of each stockholder. Taxable stockholders receiving such distributions will be required to include the full amount of the distribution as ordinary income to the extent of our current and accumulated earnings and profits for federal income tax purposes. As a result, stockholders may be required to pay income taxes with respect to such distributions in excess of the cash distributions received. If a U.S. stockholder sells the stock that it receives as a distribution in order to pay this tax, the sale proceeds may be less than the amount included in income with respect to the distribution, depending on the market price of our stock at the time of the sale. Furthermore, with respect to certain non-U.S. stockholders, we may be required to withhold U.S. tax with respect to such distributions, including in respect of all or a portion of such distribution that is payable in stock. In addition, if a significant number of our stockholders determine to sell shares of our common stock in order to pay taxes owed on distributions, it may put downward pressure on the market price of our common stock.

The IRS has issued guidance authorizing elective cash/stock dividends to be made by public REITs where there is a minimum amount of cash that must be paid as part of the dividend, provided that certain requirements are met. It is unclear whether and to what extent we would be able to or choose to pay taxable distributions in cash and stock. In addition, no assurance can be given that the IRS will not impose additional requirements in the future with respect to taxable cash/stock distributions, including on a retroactive basis, or assert that the requirements for such taxable cash/stock distributions have not been met.

New legislation or administrative or judicial action, in each instance potentially with retroactive effect, could make it more difficult or impossible for us to remain qualified as a REIT.

The present U.S. federal income tax treatment of REITs and their shareholders may be modified, possibly with retroactive effect, by legislative, judicial or administrative action at any time, which could affect the U.S. federal income tax treatment of an investment in us. Revisions in U.S. federal income tax laws and interpretations thereof, including those dealing with REITs, are constantly under review by persons involved in the legislative process, the IRS and the U.S. Treasury Department, which results in statutory changes as well as frequent revisions to regulations. Such changes could affect or cause us to change our investments and commitments and affect the tax considerations of an investment in us. We cannot predict the long-term effect of any future law changes on REITs and their stockholders. Any such changes could have an adverse effect on an investment in our stock or on the market value or the resale potential of our assets.

Risks Related to Our Corporate Structure

Our ownership limitations may restrict business combination opportunities.

To qualify as a REIT under the Code, no more than 50% of the value of our outstanding shares of capital stock may be owned, directly or under applicable attribution rules, by five or fewer individuals (as defined by the Code to include certain entities) during the last half of each taxable year. To preserve our REIT qualification, among other things, our charter generally prohibits direct or indirect ownership by any person of more than 9.8% of the number or value of the outstanding shares of our capital stock. Generally, shares owned by affiliated owners will be aggregated for purposes of the ownership limit. Any transfer of shares of our capital stock or other event that, if effective, would (a) violate the ownership limit, (b) cause us to become "closely held" under Section 856(h) of the Code or (c) would cause our equity stock to be owned by fewer than 100 persons, will be void as to that number of shares of capital stock in excess of the ownership limit, causing us to be "closely held" or which would otherwise be owned by the transferee, respectively, and the intended transferee will acquire no rights in such shares. Shares issued or transferred that would cause any stockholder to own more than the ownership limit or cause us to become "closely held" under Section 856(h) of the Code will automatically be converted into an equal number of shares of excess stock. All excess stock will be automatically transferred, without action by the prohibited owner, to a trust for the exclusive benefit of one or more charitable beneficiaries that we select, and the prohibited owner will not acquire any rights in the shares of excess stock. The restrictions on ownership and transfer contained in our charter could have the effect of delaying, deferring or preventing a change in control or other transaction in which holders of shares of common stock might receive a premium for their shares of common stock over the then current market price or that such holders might believe to be otherwise in their best interests. The ownership limit provisions also may make our shares of common stock an unsuitable investment vehicle for any person seeking to obtain, either alone or with others as a group, ownership of more than 9.8% of the number or value of our outstanding shares of capital stock.

Provisions of Maryland law and other provisions of our organizational documents may limit the ability of a third-party to acquire us.

Certain provisions of the Maryland General Corporation Law (or MGCL) may have the effect of delaying, deferring or preventing a transaction or a change in control of our company that might involve a premium price for holders of our common stock or otherwise be in their best interests, including:

- "business combination" provisions that, subject to limitations, prohibit certain business combinations between us and an "interested stockholder" (defined generally as any person who beneficially owns 10% or more of the voting power of our outstanding voting stock or an affiliate or associate of ours who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of our then outstanding stock) or an affiliate of an interested stockholder for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter impose two supermajority stockholder voting requirements to approve these combinations (unless our common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares); and
- "control share" provisions that provide that holders of "control shares" of our company (defined as voting shares of stock which, when aggregated with all other shares controlled by the acquiring stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership or control of "control shares") have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

Our bylaws provide that we are not subject to the "control share" provisions of the MGCL. However, our Board may elect to make the "control share" statute applicable to us at any time, and may do so without stockholder approval.

Title 3, Subtitle 8 of the MGCL permits our Board, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to elect on behalf of our company to be subject to statutory provisions that may have the effect of delaying, deferring or preventing a transaction or a change in control of our company that might involve a premium price for holders of our common stock or otherwise be in their best interest. Our Board may elect to opt in to any or all of the provisions of Title 3, Subtitle 8 of the MGCL without stockholder approval at any time. Without our having elected to be subject to Subtitle 8, our charter and bylaws already (1) provide for a classified board, (2) require the affirmative vote of the holders of at least 80% of the votes entitled to be cast in the election of directors for the removal of any director from our Board, which removal will be allowed only for cause and (3) vest in our Board the exclusive power to fix the number of directorships. In addition, we have elected to be subject to the Subtitle 8 provision that requires a vacancy on our board to be filled only by the remaining directors in office and for the remainder of the full term of the class of directors in which the vacancy occurred and until a successor is elected and qualifies. These provisions may delay or prevent a change of control of our company.

Future offerings of debt securities, which would rank senior to our common stock upon liquidation, and future offerings of equity securities, which would dilute our existing stockholders and may be senior to our common stock for the purposes of dividend and liquidating distributions, may adversely affect the market price of our common stock.

In the future, we may attempt to increase our capital resources by making offerings of debt or additional offerings of equity securities, including commercial paper, senior or subordinated notes and series or classes of preferred stock or common stock. Upon liquidation, holders of our debt securities and shares of preferred stock, if any, and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Preferred stock could have a preference on liquidating distributions or a preference on dividend payments or both that could limit our ability to make a dividend distribution to the holders of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our common stock bear the risk of our future offerings reducing the market price of our common stock and diluting their stock holdings in us.

Our Board may approve the issuance of capital stock with terms that may discourage a third-party from acquiring us.

Our charter permits our Board to issue shares of preferred stock, issuable in one or more classes or series. We may issue a class of preferred stock to individual investors in order to comply with the various REIT requirements or to finance our operations. Our charter further permits our Board to classify or reclassify any unissued shares of preferred or common stock and establish the preferences and rights (including, among others, voting, dividend and conversion rights) of any such shares of stock, which rights may be superior to those of shares of our common stock. Thus, our Board could authorize the issuance of shares of preferred or common stock with terms and conditions that could have the effect of discouraging a takeover or other transaction in which holders of the outstanding shares of our common stock might receive a premium for their shares over the then current market price of our common stock.

Future issuances or sales of shares could cause our share price to decline.

Sales of substantial numbers of shares of our common stock in the public market, or the perception that such sales might occur, could adversely affect the market price of our common stock. In addition, the sale of these shares could impair our ability to raise capital through a sale of additional equity securities. Other issuances of our common stock, such as through equity awards to our employees, could have an adverse effect on the market price of our common stock. In addition, future issuances of our common stock may be dilutive to existing stockholders.

The authorization, amount and payment of future cash dividends on shares of our common stock are subject to uncertainty due to disruption in the mortgage, housing or related sectors.

The authorization, amount and payment of any future dividends on shares of our common stock will be at the sole discretion of our Board. From time to time, our Board may adjust our quarterly cash dividend on our shares of our common stock from prior quarters. The payment of dividends may be more uncertain during severe market disruption in the mortgage, housing or related sectors.

Other Business Risks

We are dependent on our executive officers and other key personnel for our success, the loss of any of whom may materially adversely affect our business.

Our success is dependent upon the efforts, experience, diligence, skill and network of business contacts of our executive officers and other key personnel. The departure of any of our executive officers and/or key personnel could have a material adverse effect on our operations and performance.

We operate in a highly competitive market for investment opportunities and competition may limit our ability to acquire desirable investments, which could materially adversely affect our results of operations.

We operate in a highly competitive market for investment opportunities. Our profitability depends, in large part, on our ability to acquire residential mortgage assets or other investments at favorable prices. In acquiring our investments, we compete with a variety of institutional investors, including other REITs, public and private funds, commercial and investment banks, commercial finance and insurance companies and other financial institutions. Many of our competitors are substantially larger and have considerably greater financial, technical, marketing and other resources than we do. Some competitors may have a lower cost of funds and access to funding sources that are not available to us. Many of our competitors are not subject to the operating constraints associated with REIT compliance or maintenance of an exemption from the Investment Company Act similar to ours. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments, establish business relationships that we would not be willing to enter into, or compete aggressively against us to acquire residential mortgage assets from our existing asset sellers or financing counterparties. Furthermore, government or regulatory action and competition for investment securities of the types and classes which we acquire may lead to the price of such assets increasing, which may further limit our ability to generate desired returns. We cannot assure you that the competitive pressures we face will not have a material adverse effect on our business, financial condition and results of operations. Also, as a result of this competition, desirable investments may be limited in the future and we may not be able to take advantage of attractive investment opportunities from time to time, as we can provide no assurance that we will be able to identify and make investments that are consistent with our investment objectives.

Litigation may adversely affect our business and financial results.

We may, from time to time, be subject to various litigation and other legal proceedings, including in the ordinary course of our business. Litigation can be lengthy, expensive and disruptive to our operations and results cannot be predicted with certainty. There may also be adverse publicity associated with litigation, regardless of whether the allegations are valid or whether we are ultimately found not liable. Not all litigation expenses are covered by insurance. In addition, there can be no assurance that our insurance coverage will prove to be sufficient, nor can there be any assurance that the ultimate outcome of any claim or event will not have a material adverse affect on our business and financial results.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

Risk Management and Strategy

We strive to assess, identify and manage material risks associated with cybersecurity threats. Our information technology (or IT) department, led by our Chief Technology Officer, is responsible for day-to-day management of potential cybersecurity risks. As part of its management of cybersecurity risks, the IT department designs and implements technology projects and conducts regular Security Awareness Training of the Company's employees, which includes simulated cyber threats and phishing exercises. If a cybersecurity threat is identified, the IT department conducts a preliminary investigation and assessment of such risk, and brings the risk to the attention of our Chief Technology Officer. Our Chief Technology Officer then works with our IT Steering Committee, which is comprised of certain members of our executive management, and our legal personnel, to continue the assessment and make the final determination as to the materiality of such risk. Our IT department, management, and necessary or appropriate third parties collaborate with one another in designing and implementing the response and remediation plan with respect to cyber risks.

We have developed an Information Security Program which is designed to, among other things, protect the confidentiality of our data, protect against threats or hazards to our IT systems, safeguard our data resources in a manner consistent with applicable laws and regulations, contractual obligations and industry standards, and maintain our IT systems to meet our operational needs. The Information Security Program is part of our risk management program, which is overseen by our Audit Committee (and our Board of Directors more generally), and receives updates from our Chief Technology Officer on cybersecurity risks and related matters on a quarterly basis and as otherwise may be needed.

We follow industry standards for cybersecurity risk mitigation, including anti-virus/anti-malware protection, detection and response technologies, intelligent logging and event management, regular penetration testing and remediation. We use our own monitoring and detection, as well as emerging threat intelligence sources, in our efforts to improve protections from threats and improve internal processes based on cyber threats and risks that are impacting other companies. Our security posture is further enhanced through the use of third-party tools and services providing full time monitoring and threat response.

Our third party management policy is designed to assess and mitigate potential risk posed by vendors and outside service providers. An initial risk assessment is performed to evaluate multiple aspects of a relationship such as impact to cybersecurity, access to our systems and data, and criticality of the relationship to our day-to-day operations. The program defines oversight requirements based on the results of the risk assessment. Critical vendors and service providers are reviewed annually and as otherwise may be needed.

To date, we have not experienced a cybersecurity threat or incident that has materially affected or is reasonably likely to materially affect the Company or its business strategy, results of operations or financial position; however, we have faced and continue to face a number of cybersecurity risks in connection with our business. We continue to invest in the cybersecurity and resiliency of our IT systems and to work to enhance our internal controls and processes, which are designed to help protect our systems and infrastructure, and the information they contain. For more information regarding the risks we face from cybersecurity threats, please see Item 1A. "Risk Factors – Cybersecurity Risks."

Governance

Our Board of Directors is responsible for our cyber risk oversight, as part of our risk management framework. Our management, primarily through our Chief Technology Officer, provides updates to the Board on a quarterly basis and otherwise as may be needed regarding material matters with respect to cyber risk assessment and overall status regarding our IT systems and controls, including cybersecurity threats during the previous quarter and risks from such threats, strategies and recommendations to mitigate risk from such threats, cybersecurity incidents that have occurred, industry updates, and policy and process recommendations. Our management also coordinates with our IT department to help ensure that cyber risks are integrated into our overall risk identification, management and mitigation strategies, subject to our Board's guidance.

As described above, our Chief Technology Officer works with our IT Steering Committee and other members of senior management, including our staff, in assessing the materiality of a cyber risk after a preliminary assessment by our IT department. If a cyber risk is material, our Chief Technology Officer will bring such risk to our Board's attention.

Our Chief Technology Officer has served in various roles in IT and information security for over 20 years. In addition, members of the IT department involved in Information Security have an average of 15 years of experience in cybersecurity as well as relevant educational experience.

Item 2. Properties.

Office Leases

Our primary lease commitment relates to our corporate headquarters. For the year ended December 31, 2025, we recorded an expense of approximately $5.3 million in connection with this lease. The original term specified in this lease is approximately 15 years with a termination date of December 2036, and an option to renew for an additional five years.

Additionally, in December 2024, Lima One executed a new office lease for its headquarters in Greenville, South Carolina. Lima One moved into the new office space on July 15, 2025. For the year ended December 31, 2025, the Company recorded an expense in connection with this lease of approximately $2.1 million. The original term specified in this lease is approximately nine years with a termination date of December 2033 and two options to renew for an additional four years for the first extension and an additional five years for the second extension.

At December 31, 2025, we expected our approximate future rent expense, for all lease commitments, exclusive of possible rent escalation charges and normal recurring charges for maintenance, insurance and taxes, to be $7.5 million in 2026 through 2031, $8.0 million in 2032 and 2033 and $5.4 million in 2034 through 2036.

In February 2026, we entered into an agreement with the landlord for our current corporate headquarters to accelerate the contractual expiration of our lease to November 30, 2026. In addition, we have reached an agreement in principle to enter into a ten-year lease for new corporate headquarters space located in New York City. While we are still evaluating the financial statement impact of these agreements, we currently expect to modify the right-of-use assets and lease obligations, recognize a gain of approximately $1-2 million, and recognize accelerated depreciation expense in 2026 related to the remaining undepreciated tenant improvements at our current corporate headquarters totaling approximately $7 million. Additionally, we expect to recognize a new right-of-use asset and lease liability and recognize lower rental expense at the expected new corporate headquarters. We expect that in the aggregate, once complete, these actions will result in run-rate annual expense savings of approximately $4 million per year over the next ten years.

Item 3. Legal Proceedings.

There are no material legal proceedings to which we are a party or to which any of our assets are subject.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our common stock is listed on the New York Stock Exchange, under the symbol "MFA." Our Series B Preferred Stock and Series C Preferred Stock are also listed on the NYSE, under the symbols "MFA/PB" and "MFA/PC," respectively.

Holders

As of February 17, 2026, we had 384 registered holders of our common stock. Such information was obtained through our registrar and transfer agent, based on the results of a broker search; however, the number of beneficial owners of our common stock may exceed this number.

Dividends

No dividends may be paid on our common stock unless full cumulative dividends have been paid on our preferred stock. We have paid full cumulative dividends on our preferred stock on a quarterly basis through December 31, 2025. We have historically declared cash dividends on our common stock on a quarterly basis. During 2025 and 2024, we declared total cash dividends to holders of our common stock of $147.3 million ($1.44 per share) and $142.9 million ($1.40 per share), respectively.

In general, our common stock dividends have been characterized as ordinary income to our stockholders for income tax purposes. However, a portion of our common stock dividends may, from time to time, be characterized as capital gains or return of capital. For the year ended December 31, 2025, the portion of our common stock dividends paid during the year deemed to be a return of capital was $0.5800 per share of common stock. For the year ended December 31, 2024, the portion of our common stock dividends paid during the year deemed to be a return of capital was $0.5516 per share of common stock. (For additional dividend information, see Notes 10(a) and 10(b) to the consolidated financial statements, included under Item 8 of this Annual Report on Form 10-K.)

We elected to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 1998 and, as such, anticipate distributing at least 90% of our REIT taxable income within the timeframe permitted by the Code. Although we may borrow funds to make distributions, cash for such distributions has generally been, and is expected to continue to be, largely generated from our results of operations.

The table below provides details of dividends on our common stock declared during the years 2025 and 2024:

Year	Declaration Date	Record Date	Payment Date	Dividend Per Share	
2025	December 11, 2025	December 31, 2025	January 30, 2026	$0.36	*(1)*
	September 11, 2025	September 30, 2025	October 31, 2025	0.36	
	June 12, 2025	June 30, 2025	July 31, 2025	0.36	
	March 6, 2025	March 31, 2025	April 30, 2025	0.36	
2024	December 11, 2024	December 31, 2024	January 31, 2025	$0.35	*(2)*
	September 12, 2024	September 27, 2024	October 31, 2024	0.35	
	June 11, 2024	June 28, 2024	July 31, 2024	0.35	
	March 7, 2024	March 28, 2024	April 30, 2024	0.35	

(1) At December 31, 2025, we had accrued dividends and dividend equivalents payable of $37.1 million related to the common stock dividend declared on December 11, 2025. This dividend will be treated as a dividend paid in 2026 to the extent of the Company's earnings and profits in 2026.

(2) At December 31, 2024, we had accrued dividends and dividend equivalents payable of $36.0 million related to the common stock dividend declared on December 11, 2024. A portion of this dividend was considered taxable income to the recipient in 2025.

We have not established a minimum payout level for our common stock. Dividends are declared and paid at the discretion of our Board and depend on our cash available for distribution, financial condition, ability to maintain our qualification as a REIT, and such other factors that our Board may deem relevant. (See Part I, Item 1A., "Risk Factors" and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report on Form 10-K, for information regarding the sources of funds used for dividends and for a discussion of factors, if any, which may adversely affect our ability to pay dividends.)

Purchases of Equity Securities

In February 2024, the Company announced its Board had authorized a $200 million stock repurchase program with respect to the Company's common stock, which was in effect through the end of 2025. Approximately $190 million remained available for repurchase under the stock repurchase program upon its expiration. In February 2026, the Company's Board authorized a new $200 million stock repurchase program with respect to the Company's common stock, which will be in effect through December 31, 2028.

The stock repurchase program does not require the purchase of any minimum number of shares. The timing and extent to which we repurchase our shares will depend upon, among other things, market conditions, share price, liquidity, regulatory requirements and other factors, and repurchases may be commenced or suspended at any time without prior notice. Acquisitions under the stock repurchase program may be made in the open market, through privately negotiated transactions or block trades or other means, in accordance with applicable securities laws (including, in our discretion, through the use of one or more plans adopted under Rule 10b5-1 promulgated under the Securities Exchange Act of 1934, as amended (or the Exchange Act)).

During 2025, the Company repurchased 1,026,117 shares of its common stock through the stock repurchase program at an average cost of $9.76 per share and a total cost of approximately $10.0 million, net of fees and commissions paid to the sales agent of approximately $10,000. The Company did not repurchase any shares of its common stock through the stock repurchase program during 2024. The Company also withheld 493,848 and 129,429 shares (under the terms of grants under our Equity Compensation Plan (or Equity Plan)) during 2025 and 2024, respectively, to satisfy tax and payroll withholding obligations resulting from the vesting and settlement of restricted stock awards and/or restricted stock units (RSUs).

The table below provides detail of the repurchases of common stock by month for the fourth quarter of 2025.

Month	Total Number of Shares Purchased	Weighted Average Price Paid Per Share (1)	Total Number of Shares Repurchased as Part of Publicly Announced Repurchase Program or Employee Plan	Approximate Dollar Value that May Yet be Purchased Under the Repurchase Program or Employee Plan
October 1-31, 2025:				
Stock Repurchase Program	—	$ —	—	$ 195,000,000
Employee Transactions (2)	—	—	N/A	N/A
November 1-30, 2025:				
Stock Repurchase Program	540,652	$ 9.25	540,652	$ 190,000,000
Employee Transactions (2)	4,636	8.97	N/A	N/A
December 1-31, 2025:				
Stock Repurchase Program	—	$ —	—	$ —
Employee Transactions (2)	—	—	N/A	N/A

(1) Includes brokerage commissions.
(2) The value of shares surrendered upon the settlement of RSUs to meet income tax obligations is based on the closing price per share of our common stock on the date such settlement occurs.

Discount Waiver, Direct Stock Purchase and Dividend Reinvestment Plan

In September 2003, we initiated a Discount Waiver, Direct Stock Purchase and Dividend Reinvestment Plan (or the DRSPP) to provide existing stockholders and new investors with a convenient and economical way to purchase shares of our common stock. Under the DRSPP, existing stockholders may elect to automatically reinvest all or a portion of their cash dividends in additional shares of our common stock and existing stockholders and new investors may make optional cash purchases of shares of our common stock in amounts ranging from $50 (or $1,000 for new investors) to $10,000 on a monthly basis and, with our prior approval, in excess of $10,000. At our discretion, we may issue shares of our common stock under the DRSPP at discounts of up to 5% from the prevailing market price at the time of purchase. Computershare Shareowner Services LLC is the administrator of the DRSPP (or the Plan Agent). Stockholders who own common stock that is registered in their own name and who want to participate in the DRSPP must deliver a completed enrollment form to the Plan Agent. Stockholders who own common stock that is registered in a name other than their own (e.g., broker, bank or other nominee) and who want to participate in the DRSPP must either request such nominee holder to participate on their behalf or request that such nominee holder re-register our common stock in the stockholder's name and deliver a completed enrollment form to the Plan Agent. During the years ended 2025 and 2024, the Company did not issue any shares pursuant to its DRSPP, and the DRSPP shelf registration statement expired by its terms on September 27, 2025.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion should be read in conjunction with our financial statements and accompanying notes included in Item 8 of this Annual Report on Form 10-K.

GENERAL

We are a specialty finance company that invests in and finances residential mortgage assets. We invest, on a leveraged basis, in residential whole loans, residential mortgage securities and other real estate assets. Through our wholly-owned subsidiary, Lima One, a leading nationwide originator and servicer of business purpose loans (or BPLs), we also originate and service business purpose loans for real estate investors. Our principal business objective is to deliver shareholder value through the generation of distributable income and through asset performance linked to residential mortgage credit fundamentals. We selectively invest in residential mortgage assets with a focus on credit analysis, projected prepayment rates, interest rate sensitivity and expected return. We are an internally-managed real estate investment trust.

At December 31, 2025, we had total assets of approximately $13.0 billion, of which $8.8 billion, or 68%, represented residential whole loans. Our residential whole loans include primarily: (i) loans to finance (or refinance) one-to-four family residential properties that are not considered to meet the definition of a "Qualified Mortgage" in accordance with guidelines adopted by the Consumer Financial Protection Bureau ("Non-QM loans"), (ii) business purpose loans primarily originated by Lima One, to finance (or refinance) non-owner occupied one-to-four family residential properties that are rented to one or more tenants ("Single-family rental loans"), (iii) short-term business purpose loans primarily originated by Lima One, collateralized by residential properties made to non-occupant borrowers that generally intend to rehabilitate or construct residential housing and then refinance or sell the properties ("Single-family transitional loans"), (iv) short-term business purpose loans primarily originated by Lima One, collateralized by multifamily properties, typically with a loan balance below $10 million, made to non-occupant borrowers that generally intend to rehabilitate or stabilize and then refinance or sell the properties ("Multifamily transitional loans, collectively with Single-family transitional loans, "Transitional loans," also sometimes referred to as "Rehabilitation loans" or "Fix and Flip loans" and, collectively with Single-family rental loans, "Business purpose loans"), (v) loans primarily secured by residential real estate that were generally either non-performing or re-performing at acquisition ("Legacy RPL/NPL") and (vi) loans on investor properties that conform to the standards for purchase by a federally chartered corporation, such as the Federal National Mortgage Association ("Fannie Mae") or the Federal Home Loan Mortgage Corporation ("Freddie Mac") ("Agency eligible investor loans," which are included in "Other loans"). In addition, at December 31, 2025, we had approximately $3.3 billion or 25% of total assets invested in investments in Agency MBS.

The results of our business operations are affected by a number of factors, many of which are beyond our control, and primarily depend on, among other things, the level of our net interest income and the market value of our assets, liabilities and hedges that are accounted for at fair value through earnings, which is driven by numerous factors, including the supply and demand for residential mortgage assets in the marketplace, the terms and availability of adequate financing, general economic and real estate conditions (both on a national and local level), the impact of government actions in the real estate and mortgage sector, and the credit performance of our credit sensitive residential mortgage assets. Changes in these factors, or uncertainty in the market regarding the potential for changes in these factors, can result in significant changes in the value and/or performance of our investment portfolio. Further, our GAAP results may be impacted by market volatility, resulting in changes in market values of certain financial instruments for which changes in fair value are recorded in net income each period, including certain residential whole loans, securitized debt and Swaps. Our net interest income varies primarily as a result of changes in interest rates, the slope of the yield curve (i.e., the differential between long-term and short-term interest rates), borrowing costs (i.e., our interest expense), the level of loan delinquencies, which may result in changes in the amount of non-accrual loans, and prepayment speeds, the behavior of which involves various risks and uncertainties. Interest rates and conditional prepayment rates (or CPRs) (which is an annualized measure of the amount of unscheduled principal prepayments on an asset as a percentage of the asset balance), vary according to the type of investment, conditions in the financial markets, competition and other factors, none of which can be predicted with any certainty. Our financial results are also impacted by estimates of credit losses that are required to be recorded when loans that are not accounted for at fair value through net income are acquired or originated, as well as changes in these credit loss estimates that will be required to be made periodically.

With respect to our business operations, increases in interest rates, in general, may, over time, cause: (i) the interest expense associated with our borrowings to increase; (ii) the value of certain of our residential mortgage assets and securitized debt to decline; (iii) coupons on our adjustable-rate assets to reset, on a delayed basis, to higher interest rates; (iv) prepayments on our assets to decline, thereby slowing the amortization of purchase premiums and the accretion of our purchase discounts, and slowing our ability to redeploy capital to generally higher yielding investments; and (v) the value of our derivative hedging instruments, if any, to increase. Conversely, decreases in interest rates, in general, may, over time, cause: (i) the interest expense associated with our borrowings to decrease; (ii) the value of certain of our residential mortgage assets and securitized debt, to increase; (iii) coupons on our adjustable-rate assets, on a delayed basis, to lower interest rates; (iv) prepayments on our assets to increase, thereby accelerating the amortization of purchase premiums and the accretion of our purchase discounts, and accelerating the redeployment of our capital to generally lower yielding investments; and (v) the value of our derivative hedging instruments, if any, to decrease. Further, changes in spreads will also impact the valuation of our residential mortgage assets and securitized debt, which could result in volatility in GAAP earnings. In addition, our borrowing costs and credit lines are further affected by the type of collateral we pledge and general conditions in the credit market.

Our investments in residential mortgage assets expose us to credit risk, meaning that we are generally subject to credit losses due to the risk of delinquency, default and foreclosure on the underlying real estate collateral. Our investment process for credit sensitive assets focuses primarily on quantifying and pricing credit risk. With respect to investments in Business purpose and Non-QM loans, we believe that sound underwriting standards, including low LTVs at origination, significantly mitigate our risk of loss. Further, we believe the discounted purchase prices paid on Legacy RPL/NPL loans mitigate our risk of loss in the event that we receive less than 100% of the unpaid principal balance of these investments.

Premiums arise when we acquire an MBS at a price in excess of the aggregate principal balance of the mortgages securing the MBS (i.e., par value) or when we acquire residential whole loans at a price in excess of their unpaid principal balance. Conversely, discounts arise when we acquire an MBS at a price below the aggregate principal balance of the mortgages securing the MBS or when we acquire residential whole loans at a price below their unpaid principal balance. Accretable purchase discounts on these investments are accreted to interest income. Premiums paid to purchase loans are amortized against interest income over the life of the investment using the effective yield method, adjusted for actual prepayment activity. An increase in the prepayment rate, as measured by the CPR, will typically accelerate the amortization of purchase premiums, thereby reducing the interest income earned on these assets.

CPR levels are impacted by, among other things, conditions in the housing market, new regulations, government and private sector initiatives, interest rates, availability of credit to home borrowers, underwriting standards and the economy in general. In particular, CPR presents the annualized constant rate of principal repayment in excess of scheduled principal amortization. CPRs on our residential mortgage securities and whole loans may differ significantly. For the year ended December 31, 2025, the average CPRs on certain of our loan portfolios were: 14.3% for Non-QM loans, 10.5% for Single-family rental loans, and 8.1% for Legacy RPL/NPL loans. In addition, for the year ended December 31, 2025, the repayment rate (which includes both scheduled and unscheduled repayments of principal) was 67.7% for our Single-family transitional loans and 42.5% for our Multifamily transitional loans.

It is generally our business strategy to hold our residential mortgage assets as long-term investments. As part of Lima One's mortgage banking activities, from time to time, we sell certain loans shortly after origination. On at least a quarterly basis, excluding investments for which the fair value option has been elected or for which specialized loan accounting is otherwise applied, we assess our ability and intent to continue to hold each asset and, as part of this process, we monitor our investments in securities that are designated as AFS for impairment. A change in our ability and/or intent to continue to hold any of these securities that are in an unrealized loss position, or a deterioration in the underlying characteristics of these securities, could result in our recognizing future impairment charges or a loss upon the sale of any such security.

Our residential mortgage investments have longer-term contractual maturities than our non-securitization related financing liabilities, and the interest rates we pay on our non-securitization related financings will typically change at a faster pace than the interest rates we earn on our investments. In order to reduce this interest rate risk exposure, we may enter into derivative instruments, which currently include Swaps.

Recent Market Conditions and Our Strategy

Following years of volatility, 2025 delivered strong fixed income returns as markets benefited from a shift in monetary policy and continued macroeconomic resilience. Credit spreads tightened and the yield curve steepened over the year, with yields on two-year Treasuries declining by 78 basis points while ten-year Treasuries declined by 43 basis points. The Bloomberg US Aggregate Index returned 7.3% for the year, marking its strongest annual performance in five years. We capitalized on these constructive market conditions by accelerating the pace of capital deployment, benefiting from increased price stability and a favorable lending environment. During 2025, we were able to add $4.8 billion of our target assets at attractive yields. These additions included $2.1 billion of Agency MBS, $1.8 billion of Non-QM loans, and approximately $900 million of funded originations of Business purpose loans and draws on existing Transitional loans at Lima One. During 2025, we executed five securitizations and issued $1.7 billion of securitized debt.

During the year, we generated GAAP earnings per share (or EPS) of $1.31 per basic common share and Distributable earnings, a non-GAAP financial measure that excludes the impact of fair value changes and certain other items, of $1.00 per basic common share. For the year, compensation and benefits and other G&A expenses were $119.4 million, a 9.5% reduction from $131.9 million incurred in 2024 attributable to expense reduction initiatives. At December 31, 2025, our GAAP book value was $13.20 and our Economic book value, a non-GAAP financial measure of our financial position that adjusts GAAP book value by the amount of unrealized mark-to-market gains or losses on our residential whole loans and securitized debt held at carrying value, was $13.75 per common share, each down approximately 1% compared to December 31, 2024. During the year, we declared dividends totaling $1.44 per common share.

For the year, our Lima One subsidiary originated Business purpose loans with a maximum unpaid principal balance of $0.9 billion, a decrease from the $1.4 billion originated in 2024. During the year, we expanded Lima One's sales force, invested in technology initiatives that we expect to improve the borrower experience, and made key hires to Lima One's leadership team in strategic growth areas. In early 2026, we relaunched multifamily lending and began funding loans through our newly established wholesale channel, which represent two key areas of growth for Lima One. During 2025, Lima One sold $212.9 million of recently originated single-family rental loans to third parties and realized gains of $6.1 million. We believe that these sales to third parties help to strengthen Lima One's franchise value, create additional distribution channels to accommodate future growth, and enhance returns.

For additional information regarding the calculation of Distributable earnings and Economic book value per share, including a reconciliation to GAAP Net Income and GAAP book value per share, respectively, refer to "Reconciliation of GAAP and Non-GAAP Financial Measures" below.

2025 Portfolio Activity and impact on financial results

At December 31, 2025, our residential mortgage asset portfolio, which includes residential whole loans and REO, and Securities, at fair value, was approximately $12.3 billion compared to $10.5 billion at December 31, 2024.

The following table presents the activity for our residential mortgage asset portfolio for the year ended December 31, 2025:

(In Millions)	December 31, 2024		Runoff *(1)*		Acquisitions & Originations *(2)*		Other *(3)*		December 31, 2025		Change	
Residential whole loans and REO	$	8,942	$	(2,540)	$	2,689	$	(146)	$	8,945	$	3
Securities, at fair value		1,538		(288)		2,100		10		3,360		1,822
Total	$	10,480	$	(2,828)	$	4,789	$	(136)	$	12,305	$	1,825

(1) Primarily includes principal repayments and sales of REO.
(2) Includes draws on previously originated Transitional loans.
(3) Primarily includes sales of residential whole loans and securities, changes in fair value and changes in the allowance for credit losses.

At December 31, 2025, our total recorded investment in residential whole loans and REO was $8.9 billion, or 72.7% of our residential mortgage asset portfolio. Of this amount, $5.3 billion are Non-QM loans, $1.2 billion are Single-family rental loans, $0.7 billion are Single-family transitional loans, $0.5 billion are Multifamily transitional loans and $1.0 billion are Legacy RPL/NPL loans. Loan acquisition activity of $2.7 billion during 2025 included $655.7 million of Single-family transitional loans (including draws), $1.8 billion of Non-QM loans, $235.4 million of Single-family rental loans and $14.8 million of Multifamily transitional loans (including draws). During 2025, we recognized approximately $605.6 million of residential whole loan interest income on our consolidated statements of operations, representing an effective yield of 6.74%, with Single-family transitional loans generating an effective yield of 9.48%, Multifamily transitional loans generating an effective yield of 8.54%, Single-family rental loans generating an effective yield of 6.43%, Non-QM loans generating an effective yield of 5.87% and Legacy RPL/NPL loans generating an effective yield of 7.92%. Since the second quarter of 2021 we have elected the fair value option for all loan acquisitions, and 88% of our total loan portfolio is measured at fair value through earnings. Included in earnings in Other Income/(Loss), net are net gains on these loans of $133.7 million for the year ended December 31, 2025. At December 31, 2025 and 2024, we had REO with an aggregate carrying value of $135.0 million and $130.9 million, respectively, which is included in Other assets on our consolidated balance sheets.

At December 31, 2025, we held $3.4 billion of Securities, at fair value, including $3.3 billion of Agency MBS, $34.9 million of CRT securities and $22.1 million of Non-Agency MBS. During 2025, we purchased $2.1 billion of Agency MBS and sold $27.0 million of CRT securities and $17.5 million of Agency MBS. The net yield on our Securities, at fair value was 5.93% for 2025, compared to 6.59% for 2024.

For the year ended December 31, 2025, we recorded a provision for credit losses on residential whole loans held at carrying value of $0.9 million. The total allowance for credit losses recorded on residential whole loans held at carrying value at December 31, 2025 was $9.7 million.

During 2025, we completed five Non-QM loan securitizations with unpaid principal balance (or UPB) of loans sold of $1.8 billion. These securitizations provide longer term, non-recourse, fixed rate financing. We continue to closely follow the actions of the Federal Reserve regarding the path and timing of changes in interest rates and the impact such rate changes would be expected to have on levels of inflation, the overall economic environment and our business.

Our GAAP book value per common share was $13.20 as of December 31, 2025. Book value per common share decreased from $13.39 as of December 31, 2024. Economic book value per common share, a non-GAAP financial measure, was $13.75 as of December 31, 2025, a decrease from $13.93 as of December 31, 2024. The decrease in GAAP book value and Economic book value during 2025 primarily reflects dividends declared on our common stock in excess of our GAAP earnings. For additional information regarding the calculation of Economic book value per share, including a reconciliation to GAAP book value per share, refer to "Reconciliation of GAAP and Non-GAAP Financial Measures" below.

For more information regarding market factors which impact our portfolio, see Part I, Item 1A. "Risk Factors" and Item 7A. "Quantitative and Qualitative Disclosures About Market Risk" of this Annual Report on Form 10-K.

Information About Our Assets

The table below presents certain information about our asset allocation at December 31, 2025:

ASSET ALLOCATION

(Dollars in Millions)	Non-QM loans	Single-family rental loans	Single-family transitional loans	Multifamily transitional loans	Legacy RPL/NPL loans	Agency MBS	Other, net (1)	Total
Asset Amount	$ 5,345	$ 1,234	$ 717	$ 490	$ 973	$ 3,303	$ 706	$ 12,768
Financing Agreements with Non-mark-to-market Collateral Provisions	—	(7)	(47)	(28)	—	—	—	(82)
Financing Agreements with Mark-to-market Collateral Provisions	(537)	(263)	(198)	(189)	(79)	(2,938)	(109)	(4,313)
Securitized Debt	(4,204)	(788)	(367)	(159)	(812)	—	(6)	(6,336)
Senior Notes and Other secured financing	—	—	—	—	—	—	(209)	(209)
Net Equity Allocated	$ 604	$ 176	$ 105	$ 114	$ 82	$ 365	$ 382	$ 1,828
Debt/Net Equity Ratio (2)	7.8x	6.0x	5.8x	3.3x	10.9x	8.0x		6.0x

(1) Includes $213.2 million of cash and cash equivalents, $173.5 million of restricted cash, $57.1 million of other securities, $51.0 million of Other loans and $20.2 million of capital contributions made to loan origination partners, as well as other assets and other liabilities.

(2) Total Debt/Net Equity ratio represents the sum of borrowings under our financing agreements as a multiple of net equity allocated.

Residential Whole Loans

The following table presents the contractual maturities of our residential whole loan portfolios at December 31, 2025. Amounts presented do not reflect estimates of prepayments or scheduled amortization.

(In Thousands)	Non-QM loans (1)		Business purpose loans (2)		Legacy RPL/NPL loans (3)		Other loans	
Amount due:								
Within one year	$	—	$	1,077,356	$	1,628	$	—
After one year:								
Over one to five years		—		144,172		9,681		—
Over five years		5,346,693		1,221,800		967,706		51,022
Total due after one year	$	5,346,693	$	1,365,973	$	977,387	$	51,022
Total residential whole loans	$	5,346,693	$	2,443,328	$	979,016	$	51,022

(1) Excludes an allowance for credit losses of $1.7 million at December 31, 2025.
(2) Excludes an allowance for credit losses of $2.0 million at December 31, 2025.
(3) Excludes an allowance for credit losses of $6.0 million at December 31, 2025.

The following table presents, at December 31, 2025, the dollar amount of certain of our residential whole loans, contractually maturing after one year, and indicates whether the loans have fixed interest rates or adjustable interest rates:

(In Thousands)	Non-QM loans (1) (2)		Business purpose loans (1) (2)		Legacy RPL/NPL loans (1) (2)		Other loans	
Interest rates:								
Fixed	$	4,619,618	$	1,066,772	$	810,999	$	51,022
Adjustable		727,075		299,201		166,388		—
Total	$	5,346,693	$	1,365,973	$	977,387	$	51,022

(1) Includes loans on which borrowers have defaulted and are not making payments of principal and/or interest as of December 31, 2025.
(2) Excludes an allowance for credit losses.

Our Transitional loans contain various contractual extension features, typically ranging from three to twenty-four months subject to certain conditions, generally including our consent. Transitional loans are generally only extended if the loan is current and in compliance with various other loan terms. Given the short duration of our Transitional loans, maturity extensions are a regular occurrence, irrespective of market conditions. At December 31, 2025, approximately 66% of our Multifamily transitional loans and 31% of our Single-family transitional loans held as of period end had been extended.

For additional information regarding our residential whole loan portfolios, including information about delinquency trends, see Note 3 to the consolidated financial statements, included under Item 8 of this Annual Report on Form 10-K.

Securities, at Fair Value

The following table presents information with respect to our Securities, at fair value at December 31, 2025 and December 31, 2024:

(Dollars in Thousands)		December 31, 2025		December 31, 2024
Agency MBS				
Face/Par	$	3,256,760	$	1,403,891
Fair Value		3,303,204		1,392,635
Amortized Cost Basis		3,257,686		1,405,900
Weighted average yield *(1)*		5.39 %		5.45 %
Weighted average time to maturity		29.0 years		29.1 years
Term notes backed by MSR collateral				
Face/Par	$	—	$	55,000
Fair Value		—		54,588
Amortized Cost Basis		—		50,639
Weighted average yield *(1)*		— %		13.95 %
Weighted average time to maturity		N/A		0.8 years
CRT securities				
Face/Par	$	34,000	$	64,602
Fair Value		34,945		67,642
Amortized Cost Basis		30,330		58,930
Weighted average yield *(1)*		17.15 %		9.35 %
Weighted average time to maturity		14.1 years		15.0 years
Non-Agency MBS				
Face/Par	$	25,919	$	27,206
Fair Value		22,131		22,648
Amortized Cost Basis		21,750		22,633
Weighted average yield *(1)*		5.63 %		5.67 %
Weighted average time to maturity		25.8 years		26.8 years

(1) Weighted average yield is annualized interest income divided by average amortized cost basis for Securities, at fair value held at December 31, 2025 and December 31, 2024.

Tax Considerations

Current period estimated taxable income

We estimate that for 2025, our REIT taxable income was approximately $127.4 million.

Key differences between GAAP net income and REIT Taxable Income

Residential Whole Loans and Securities

The determination of taxable income attributable to residential whole loans and securities is dependent on a number of factors, including principal payments, defaults, loss mitigation efforts and loss severities. In estimating taxable income for such investments during the year, management considers estimates of the amount of discount expected to be accreted. Such estimates require significant judgment and actual results may differ from these estimates.

Potential timing differences can arise with respect to the accretion of discount and amortization of premium into income as well as the recognition of gain or loss for tax purposes as compared to GAAP. For example: a) while our REIT uses fair value accounting for GAAP in some instances, it generally is not used for purposes of determining taxable income; b) impairments generally are not recognized by us for income tax purposes until the asset is written-off or sold; c) capital losses may only be recognized by us to the extent of our capital gains; capital losses in excess of capital gains generally are carried over by us for potential offset against future capital gains; and d) tax hedge gains and losses resulting from the termination of Swaps by us generally are amortized over the remaining term of the Swap.

Securitization

Generally, securitization transactions for GAAP and tax can be characterized as either sales or financings, depending on transaction type, structure and available elections. For GAAP purposes, our securitizations have generally been treated as on-balance sheet financing transactions. For tax purposes, they have been characterized primarily as sale transactions.

Where a securitization has been characterized as a sale, gain or loss is recognized for tax purposes. In addition, we own or may in the future acquire interests in securitization and/or re-securitization trusts, in which several of the classes of securities are or will be issued with original issue discount (or OID). As the holder of the retained interests in the trust, for tax purposes we generally will be required to include OID in our current gross interest income over the term of the applicable securities as the OID accrues. The rate at which the OID is recognized into taxable income is calculated using a constant rate of yield to maturity, with realized losses impacting the amount of OID recognized in REIT taxable income once they are actually incurred. REIT taxable income may be recognized in excess of economic income (i.e., OID) or in advance of the corresponding cash flow from these assets, thereby affecting our dividend distribution requirement to stockholders.

For securitization and/or re-securitization transactions that were treated as a sale of the underlying collateral for tax purposes, the unwinding of any such transaction will likely result in taxable income or loss. Given that securitization and re-securitization transactions are typically accounted for as financing transactions for GAAP purposes, such income or loss is not likely to be recognized for GAAP. As a result, the income recognized from securitization and re-securitization transactions may differ for tax and GAAP purposes.

Whether our investments are held by our REIT or one of its Taxable REIT Subsidiaries (TRS)

We estimate that for 2025, our net TRS taxable income (loss) will be $(56.0) million. Net income or loss generated by our TRS subsidiaries is included in consolidated GAAP net income, but may not be included in REIT taxable income in the same period. REIT taxable income generally does not include taxable income of the TRS unless and until it is distributed to the REIT. For example, because our securitization transactions that are treated as a sale for tax purposes are undertaken by a domestic TRS, any gain or loss recognized on the sale is not included in our REIT taxable income until it is distributed by the TRS. Similarly, the income earned from loans, securities, REO and other investments held by our domestic TRS is excluded from REIT taxable income until it is distributed by the TRS. Net income of our foreign domiciled TRS subsidiaries is included in REIT taxable income as if distributed to the REIT in the taxable year it is earned by the foreign domiciled TRS. A TRS may carry forward its net taxable losses indefinitely as net operating losses to offset up to 80% of its taxable income in future tax years, but REIT taxable income generally does not include the net taxable loss of a TRS unless the TRS liquidates for tax purposes.

Consequently, our REIT taxable income calculated in a given period may differ significantly from our GAAP net income.

Recent tax legislation

On July 4, 2025, the U.S. government enacted the One Big Beautiful Bill Act ("OBBBA"), which includes several changes to U.S. federal income tax law, including the temporary and permanent extension of expiring provisions of the Tax Cuts and Jobs Act of 2017. The Company is still evaluating the potential impacts of the OBBBA; however, the Company does not anticipate it will have a material impact on the Company's financial statements.

Results of Operations

In this section, we discuss the results of our operations for the year ended December 31, 2025 compared to the year ended December 31, 2024. For a discussion related to our results of operations for the year ended December 31, 2024 compared to the year ended December 31, 2023, please refer to Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the Year Ended December 31, 2024, which was filed with the SEC on February 20, 2025, and is available on the SEC's website at www.sec.gov and on our website at www.mfafinancial.com.

Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024

The following table summarizes the changes in our results of operations for the year ended December 31, 2025 compared to the year ended December 31, 2024.

		Year Ended		
(In Thousands)		December 31, 2025	December 31, 2024	YoY Change
Interest Income:				
Residential whole loans	$	605,611	$ 633,556	$ (27,945)
Securities, at fair value		121,258	61,110	60,148
Other interest-earning assets		1,964	7,058	(5,094)
Cash and cash equivalent investments		16,231	22,241	(6,010)
Interest Income	$	745,064	$ 723,965	$ 21,099
Interest Expense:				
Asset-backed and other collateralized financing arrangements	$	495,549	$ 500,026	$ (4,477)
Other interest expense		18,431	21,208	(2,777)
Interest Expense	$	513,980	$ 521,234	$ (7,254)
Net Interest Income	$	231,084	$ 202,731	$ 28,353
Reversal/(Provision) for Credit Losses on Residential Whole Loans	$	(936)	$ 3,084	$ (4,020)
Reversal/(Provision) for Credit Losses on Other Assets		—	(1,135)	1,135
Net Interest Income after Reversal/(Provision) for Credit Losses	$	230,148	$ 204,680	$ 25,468
Other Income/(Loss), net:				
Net gain/(loss) on residential whole loans measured at fair value through earnings	$	133,689	$ 45,994	$ 87,695
Impairment and other net gain/(loss) on securities and other portfolio investments		61,543	(10,869)	72,412
Net gain/(loss) on real estate owned		(6,760)	3,136	(9,896)
Net gain/(loss) on derivatives used for risk management purposes		(35,544)	78,503	(114,047)
Net gain/(loss) on securitized debt measured at fair value through earnings		(55,216)	(64,813)	9,597
Lima One mortgage banking income		22,848	32,944	(10,096)
Net realized gain/(loss) on residential whole loans held at carrying value		(882)	418	(1,300)
Other, net		(18,723)	115	(18,838)
Other Income/(Loss), net	$	100,955	$ 85,428	$ 15,527
Operating and Other Expense:				
Compensation and benefits	$	77,669	$ 87,654	$ (9,985)
Other general and administrative expense		41,740	44,254	(2,514)
Loan servicing, financing and other related costs		33,446	35,306	(1,860)
Amortization of intangible assets		2,200	3,200	(1,000)
Operating and Other Expense	$	155,055	$ 170,414	$ (15,359)
Income/(loss) before income taxes	$	176,048	$ 119,694	$ 56,354
Provision for/(benefit from) income taxes		(735)	443	(1,178)
Net Income/(Loss)	$	176,783	$ 119,251	$ 57,532
Less Preferred Stock Dividend Requirement	$	40,318	$ 32,875	$ 7,443
Net Income/(Loss) Available to Common Stock and Participating Securities	$	136,465	$ 86,376	$ 50,089
Basic Earnings/(Loss) per Common Share	$	1.31	$ 0.83	$ 0.48
Diluted Earnings/(Loss) per Common Share	$	1.30	$ 0.82	$ 0.48

General

For 2025, we had net income available to our common stock and participating securities of $136.5 million, or $1.31 per basic common share and $1.30 per diluted common share, compared to net income available to our common stock and participating securities for 2024 of $86.4 million, or $0.83 per basic common share and $0.82 per diluted common share. The net income available to common stock and participating securities in the current period increased from the prior period primarily as a result of $28.4 million higher net interest income, $15.4 million lower operating and other expenses, and $15.5 million higher Other income/ (loss), net, partially offset by a $7.4 million increase in preferred stock dividends paid as a result of the higher floating rate payable on our Series C preferred stock.

Net Interest Income

Net interest income represents the difference between income on interest-earning assets and expense on interest-bearing liabilities. Net interest income depends primarily upon the volume of interest-earning assets and interest-bearing liabilities and the corresponding interest rates earned or paid. Our net interest income varies primarily as a result of changes in interest rates, the slope of the yield curve (i.e., the differential between long-term and short-term interest rates), borrowing costs (i.e., our interest expense), the level of loan delinquencies, which may result in changes in the amount of non-accrual loans, and prepayment speeds on our investments. Interest rates and CPRs (which measure the amount of unscheduled principal prepayment on a bond or loan as a percentage of its unpaid balance) vary according to the type of investment, conditions in the financial markets and other factors, none of which can be predicted with any certainty.

The changes in average interest-earning assets and average interest-bearing liabilities and their related yields and costs are discussed in greater detail below under "Interest Income" and "Interest Expense."

For 2025, our net interest spread and margin (including the impact of net Swap carry) were 1.84% and 2.55%, respectively, compared to a net interest spread and margin (including the impact of net Swap carry) of 2.10% and 2.91%, respectively, for 2024. Our net interest income, which does not include the benefit of net Swap carry, increased by $28.4 million, or 14.0%, to $231.1 million from $202.7 million for 2024. Net interest income for 2025 included approximately $23.3 million of higher net interest income for our Securities, at fair value portfolio compared to 2024, primarily due to higher amounts invested in Agency MBS, partially offset by a related increase in average balance of securities financing agreements. In addition, net interest income for 2025 included $12.7 million higher net interest income from our residential whole loan portfolio compared to 2024, primarily due to a decrease in average balances of, and rates on, residential whole loan financing agreements, partially offset by an increase in average balances of, and rates on, our securitized debt and a decrease in amounts invested in the loan portfolio. Net interest income for 2025 also had approximately $11.1 million less interest income from cash and other interest earning assets compared to 2024.

Analysis of Net Interest Income

The following table sets forth certain information about the average balances of our assets and liabilities and their related yields and costs for the years ended December 31, 2025 and 2024. Average yields are derived by dividing interest income by the average amortized cost basis of the related assets, and average costs are derived by dividing interest expense by the average balance of the related liabilities, for the periods shown. The yields and costs may include premium amortization and discount accretion which are considered adjustments to interest income or expense.

| (Dollars in Thousands) | For the Year Ended December 31, | | | | | |
| | 2025 | | | 2024 | | |
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
Assets:						
Interest-earning assets *(1)*:						
Residential whole loans	$ 8,986,933	$ 605,611	6.74 %	$ 9,404,477	$ 633,556	6.74 %
Securities, at fair value	2,046,043	121,258	5.93	927,927	61,110	6.59
Cash and cash equivalents *(2)*	488,477	16,231	3.32	540,408	22,241	4.12
Other interest-earning assets	7,225	1,964	27.18	35,941	7,058	19.64
Total interest-earning assets	11,528,678	745,064	6.46	10,908,753	723,965	6.64
Liabilities:						
Interest-bearing liabilities:						
Securitized debt *(3)*	$ 6,006,557	$ 304,860	5.08 %	$ 5,220,172	$ 251,582	4.82 %
Collateralized financing agreements *(4)*	3,558,090	190,689	5.29	3,490,693	248,444	7.00
Convertible Senior Notes	—	—	—	80,985	5,540	6.84
Other secured financing	3,614	236	6.47	—	—	—
8.875% Senior Notes	111,621	10,977	9.83	107,914	10,603	9.83
9.00% Senior Notes	72,603	7,218	9.94	51,121	5,065	9.91
Total interest-bearing liabilities	9,752,485	513,980	5.24	8,950,885	521,234	5.78
Net interest income/net interest rate spread *(5)*		231,084	1.22		202,731	0.86
Impact of net Swap carry *(6)*		61,528	0.62		112,771	1.24
Net interest rate spread (including the impact of net Swap carry)		$ 292,612	1.84 %		$ 315,502	2.10 %
Net interest-earning assets/net interest margin *(7)*	$ 1,776,193		2.55 %	$ 1,957,868		2.91 %

(1) Yields presented throughout this Annual Report on Form 10-K are calculated using average amortized cost basis data for residential whole loans and securities, which excludes unrealized gains and losses. For GAAP reporting purposes, securities purchases and sales are reported on the trade date. Average amortized cost basis data used to determine yields is calculated based on the settlement date of the associated purchase or sale as interest income is not earned on purchased assets and continues to be earned on sold assets until settlement date.
(2) Includes average interest-earning cash, cash equivalents and restricted cash.
(3) Includes both securitized debt, at carrying value and securitized debt, at fair value.
(4) Collateralized financing agreements include the following: mark-to-market asset based financing and non-mark-to-market asset based financing. For additional information, see Note 6, included under Item 8 of this Annual Report on Form 10-K.
(5) Net interest rate spread reflects the difference between the yield on average interest-earning assets and average cost of funds.
(6) Reflects the impact of positive or negative net Swap carry. Positive net Swap carry results when income from the receive leg of a Swap is greater than the expense on the pay leg. Negative net Swap carry results when income from the receive leg is less than the expense on the pay leg.
(7) Net interest margin reflects net interest income (including net Swap carry) divided by average interest-earning assets.

Rate/Volume Analysis

The following table presents the extent to which changes in interest rates (yield/cost) and changes in the volume (average balance) of interest-earning assets and interest-bearing liabilities have affected our interest income and interest expense during the periods indicated. Information is provided in each category with respect to: (i) the changes attributable to changes in volume (changes in average balance multiplied by prior rate); (ii) the changes attributable to changes in rate (changes in rate multiplied by prior average balance); and (iii) the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately, based on absolute values, to the changes due to rate and volume.

| | Year Ended December 31, 2025 Compared to Year Ended December 31, 2024 | | |
| | Increase/(Decrease) due to | | Total Net Change in Interest Income/Expense |
(In Thousands)	Volume	Rate	
Interest-earning assets:			
Residential whole loans	$ (27,945)	$ —	$ (27,945)
Securities, at fair value	66,841	(6,693)	60,148
Cash and cash equivalents	(1,990)	(4,020)	(6,010)
Other interest-earning assets	(7,101)	2,007	(5,094)
Total net change in income from interest-earning assets	$ 29,805	$ (8,706)	$ 21,099
Interest-bearing liabilities:			
Securitized debt	$ 39,231	$ 14,047	$ 53,278
Residential whole loan financing agreements	(63,512)	(30,228)	(93,740)
Securities, at fair value repurchase agreements	46,924	(10,098)	36,826
REO financing agreements	(627)	(214)	(841)
Convertible Senior Notes	(5,540)	—	(5,540)
Other secured financing	236	—	236
8.875% Senior Notes	374	—	374
9.00% Senior Notes	2,153	—	2,153
Total net change in expense of interest-bearing liabilities	$ 19,239	$ (26,493)	$ (7,254)
Net change in net interest income	$ 10,566	$ 17,787	$ 28,353

The following table presents certain quarterly information regarding our net interest spread and net interest margin for the quarterly periods presented:

| | Total Interest-Earning Assets and Interest-Bearing Liabilities | |
Quarter Ended	Net Interest Spread *(1)*	Net Interest Margin *(2)*
December 31, 2025	1.69 %	2.31 %
September 30, 2025	1.86	2.57
June 30, 2025	1.98	2.73
March 31, 2025	1.84	2.63
December 31, 2024	1.99	2.76
September 30, 2024	2.18	3.00
June 30, 2024	2.16	3.01
March 31, 2024	2.06	2.88

(1) Reflects the difference between the yield on average interest-earning assets and average cost of funds (including net Swap carry).
(2) Reflects annualized net interest income (including net Swap carry) divided by average interest-earning assets.

The following table presents the components of the net interest spread earned on our Residential whole loans for the quarterly periods presented:

	Quarter Ended							
	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024
Non-QM Loans								
Net Yield (1)	5.96 %	5.95 %	5.79 %	5.78 %	5.63 %	5.47 %	5.49 %	5.39 %
Cost of Funding (2)	(5.13)%	(5.21)%	(5.14)%	(5.08)%	(5.12)%	(5.22)%	(5.18)%	(5.12)%
Impact of net Swap carry (3)	0.49 %	0.62 %	0.70 %	0.77 %	1.36 %	1.75 %	1.63 %	1.68 %
Net Interest Spread	1.32 %	1.36 %	1.35 %	1.47 %	1.87 %	2.00 %	1.94 %	1.95 %
Business Purpose Loans								
Net Yield (1)	7.50 %	7.88 %	7.99 %	8.09 %	7.73 %	7.91 %	7.99 %	7.66 %
Cost of Funding (2)	(5.82)%	(6.03)%	(6.07)%	(6.15)%	(6.39)%	(6.66)%	(6.72)%	(6.66)%
Impact of net Swap carry (3)	0.44 %	0.49 %	0.42 %	0.45 %	0.80 %	1.01 %	0.92 %	0.99 %
Net Interest Spread	2.12 %	2.34 %	2.34 %	2.39 %	2.14 %	2.26 %	2.19 %	1.99 %
Legacy RPL/NPL Loans								
Net Yield (1)	7.42 %	8.55 %	8.69 %	7.01 %	7.52 %	7.75 %	8.72 %	7.62 %
Cost of Funding (2)	(4.29)%	(4.32)%	(4.29)%	(4.24)%	(4.23)%	(4.64)%	(4.77)%	(4.51)%
Impact of net Swap carry (3)	0.48 %	0.52 %	0.40 %	0.31 %	0.19 %	0.56 %	1.07 %	1.07 %
Net Interest Spread	3.61 %	4.75 %	4.80 %	3.08 %	3.48 %	3.67 %	5.02 %	4.18 %
Total Residential Whole Loans								
Net Yield (1)	6.53 %	6.81 %	6.85 %	6.77 %	6.65 %	6.74 %	6.92 %	6.63 %
Cost of Funding (2)	(5.23)%	(5.36)%	(5.35)%	(5.36)%	(5.51)%	(5.76)%	(5.82)%	(5.75)%
Impact of net Swap carry (3)	0.48 %	0.58 %	0.58 %	0.60 %	1.01 %	1.31 %	1.28 %	1.32 %
Net Interest Spread	1.78 %	2.03 %	2.08 %	2.01 %	2.15 %	2.29 %	2.38 %	2.20 %
Securities, at fair value								
Net Yield (1)	5.56 %	5.79 %	6.60 %	6.07 %	6.05 %	6.48 %	7.03 %	7.24 %
Cost of Funding (2)	(4.18)%	(4.50)%	(4.55)%	(4.58)%	(5.02)%	(5.65)%	(5.74)%	(5.79)%
Impact of net Swap carry (3)	0.79 %	1.05 %	1.05 %	1.08 %	1.68 %	1.71 %	1.90 %	1.79 %
Net Interest Spread	2.17 %	2.34 %	3.10 %	2.57 %	2.71 %	2.54 %	3.19 %	3.24 %

(1) Reflects annualized interest income on Residential whole loans divided by average amortized cost basis of Residential whole loans. Excludes servicing costs.

(2) Reflects annualized interest expense divided by average balance of agreements with mark-to-market collateral provisions (repurchase agreements), agreements with non-mark-to-market collateral provisions, and securitized debt.

(3) Reflects the difference between Swap interest income received and Swap interest expense paid on our Swaps. While we have not elected hedge accounting treatment for Swaps and, accordingly, net Swap carry is not presented in interest expense in our consolidated statement of operations, we believe it is appropriate to allocate net Swap carry by asset class to reflect the economic impact of our Swaps on the net interest spread shown in the table above.

Interest Income

Interest income on our Securities, at fair value portfolio for 2025 increased $60.1 million to $121.3 million from $61.1 million for 2024. This increase primarily reflects a higher average amortized cost basis of the portfolio of $1.1 billion due to purchases of Agency MBS, partially offset by a decrease in the net yield on our Securities, at fair value portfolio to 5.93% for 2025, compared to 6.59% for 2024.

Interest income on our residential whole loans for 2025 decreased by $27.9 million, or 4.4%, to $605.6 million compared to $633.6 million for 2024. This decrease is primarily due to a $0.4 billion lower average balance of this portfolio to $9.0 billion for 2025 from $9.4 billion for 2024.

Interest income on our cash and other interest earning assets for 2025 decreased by $11.1 million to $18.2 million, compared to $29.3 million for 2024. This decrease primarily reflects a $28.7 million lower average balance of other interest earning assets as well as a lower yield earned on our cash and cash equivalents to 3.32% for 2025 from 4.12% for 2024.

Interest Expense

Our interest expense for 2025 decreased by $7.3 million, or 1.4%, to $514.0 million, from $521.2 million for 2024. This decrease primarily reflects the lower overall average balances of, and rates on, our residential whole loan financing agreements, lower rates on our securities repurchase agreements, as well as lower expense for convertible senior notes as these notes matured in June 2024 and were repaid in full. These decreases were partially offset by the impact of higher average balances of, and rates on, our securitized debt, higher average balances of our securities repurchase agreements, and $2.2 million and $0.4 million of higher interest expense related to our 9.00% and 8.875% senior notes issued in April and January 2024, respectively.

Provision for Credit Losses on Residential Whole Loans Held at Carrying Value

For 2025, we recorded a provision for credit losses on residential whole loans held at carrying value of $0.9 million compared to a reversal of provision of $3.1 million for 2024. The provision for the current period primarily reflects minor changes to modeling assumptions, partially offset by the run-off of loans held at carrying value. The reversal of provision recorded in 2024 primarily reflects the run-off of loans held at carrying value and minor changes to modeling assumptions.

Provision for Credit Losses on Other Assets

For 2025, we had no provision for credit losses on Other Assets. For 2024, we recorded a provision for credit losses on Other Assets of $1.1 million, related to an uncollectible receivable from an unrelated third-party servicer.

Other Income/(Loss), net

For 2025, Other Income/(Loss), net was $101.0 million, compared to an Other Income/(Loss), net of $85.4 million for 2024. The components of Other (Loss)/Income, net for 2025 and 2024 are summarized in the table below:

	For the Year Ended December 31,	
(In Thousands)	**2025**	**2024**
Net gain/(loss) on residential whole loans measured at fair value through earnings	$ 133,689	$ 45,994
Impairment and other net gain/(loss) on securities and other portfolio investments	61,543	(10,869)
Net gain/(loss) on real estate owned	(6,760)	3,136
Net gain/(loss) on derivatives used for risk management purposes	(35,544)	78,503
Net gain/(loss) on securitized debt measured at fair value through earnings	(55,216)	(64,813)
Lima One mortgage banking income	22,848	32,944
Net realized gain/(loss) on residential whole loans held at carrying value	(882)	418
Other, net *(1)*	(18,723)	115
Other Income/(Loss), net	$ 100,955	$ 85,428

(1) Includes realized credit losses, net of recoveries, on liquidated residential whole loans or residential whole loans that were transferred to REO of $(26.6) million and $(11.5) million in 2025 and 2024, respectively.

During the past two years we have seen an increase in realized credit losses on our residential whole loans at fair value, as we have worked to accelerate the resolution of certain non-performing loans. While we cannot predict the timing or amount of future credit losses, we expect that credit losses may remain heightened relative to historical levels in the short term as we continue to work to accelerate the resolution of certain non-performing loans. Credit losses are generally initially recognized in "Net gain/(loss) on residential whole loans measured at fair value through earnings" as unrealized losses and are later reclassified to "Other Income/ (Loss), net" when the credit loss is realized.

Operating and Other Expense

Operating and other expenses are composed of compensation and benefits, other general and administrative, loan servicing and other related operating expenses and amortization of Lima One intangible assets.

Compensation and benefits expenses are composed of salaries, annual bonus, stock-based awards, long-term incentives, Lima One origination related commissions, related payroll taxes, medical insurance, 401(k) matching and other benefits expenses. Compensation and benefits expense decreased $10.0 million to $77.7 million for 2025, compared to $87.7 million for 2024, primarily driven by lower expense recognition from cash bonus and stock-based awards, lower accrual of severance costs, and a reduction in Lima One salary expenses from reduced headcount.

Other general and administrative expenses are comprised of leasing and other office expenses, professional fees, insurance costs, board of directors fees, and miscellaneous expenses. Other general and administrative expenses decreased by $2.5 million to $41.7 million for 2025 compared to $44.3 million for 2024, primarily as a result of lower expense recognized on the disposal of fixed assets at Lima One, as well as lower costs associated with IT infrastructure, industry conferences and related travel expenses, and lower professional fees, partially offset by higher rental expense for the new Lima One headquarters.

Loan servicing and other related operating expenses are composed of non-recoverable advances, upfront costs on securitization and other fees related to our residential whole loan activities. These expenses decreased in 2025 compared to 2024 by approximately $1.9 million, or 5.3%, primarily due to lower expenses recognized on upfront costs on securitizations, with five securitizations in 2025 compared to eight in 2024, partially offset by higher expenses recognized related to property preservation, taxes, insurance, and certain other non-recoverable carrying costs on our residential whole loan and REO portfolios.

Selected Financial Ratios

The following table presents information regarding certain of our financial ratios at or for the dates presented:

At or for the Quarter Ended	Return on Average Total Assets *(1)*	Return on Average Total Stockholders' Equity *(2)*	Dividend Payout Ratio *(3)*	Total Average Stockholders' Equity to Total Average Assets (4)	Leverage Multiple *(5)*	Recourse Leverage Multiple (6)
December 31, 2025	1.69 %	11.84 %	0.86	14.31 %	6.0	2.5
September 30, 2025	1.62	10.50	1.00	15.46	5.5	1.9
June 30, 2025	1.14	7.21	1.64	15.86	5.2	1.8
March 31, 2025	1.45	8.91	1.13	16.31	5.1	1.8
December 31, 2024	0.21	1.26	—	16.41	5.0	1.7
September 30, 2024	1.74	10.17	0.92	17.10	4.8	1.8
June 30, 2024	1.52	8.85	1.09	17.14	4.7	1.7
March 31, 2024	0.85	4.69	2.50	18.23	4.6	1.8

(1) Reflects annualized net income divided by average total assets.
(2) Reflects annualized net income divided by average total stockholders' equity.
(3) Reflects dividends declared per share of common stock divided by earnings per share. The ratio has not been calculated for periods where earnings per share is negative as the calculations are not meaningful.
(4) Reflects total average stockholders' equity divided by total average assets.
(5) Represents the sum of our borrowings under financing agreements and payable for unsettled purchases divided by stockholders' equity.
(6) Represents the sum of our borrowings under financing agreements (excluding securitized debt and other non-recourse debt) and payable for unsettled purchases divided by stockholders' equity.

Reconciliation of GAAP and Non-GAAP Financial Measures

Reconciliation of GAAP Net Income to non-GAAP Distributable Earnings

"Distributable earnings" is a non-GAAP financial measure of our operating performance, within the meaning of Regulation G and Item 10(e) of Regulation S-K, as promulgated by the Securities and Exchange Commission. Distributable earnings is determined by adjusting GAAP net income/(loss) by removing certain unrealized gains and losses, primarily on residential mortgage investments, associated debt, and hedges that are, in each case, accounted for at fair value through earnings, certain realized gains and losses, as well as certain non-cash expenses and securitization-related transaction costs. Realized gains and losses arising from loans sold to third-parties by Lima One shortly after the origination of such loans are included in Distributable earnings. The transaction costs are primarily comprised of costs only incurred at the time of execution of our securitizations and include costs such as underwriting fees, legal fees, diligence fees, bank fees and other similar transaction related expenses. These costs are all incurred prior to or at the execution of our securitizations and do not recur. Recurring expenses, such as servicing fees, custodial fees, trustee fees and other similar ongoing fees are not excluded from Distributable earnings. Management believes that the adjustments made to GAAP earnings result in the removal of (i) income or expenses that are not reflective of the longer term performance of our investment portfolio, (ii) certain non-cash expenses, and (iii) expense items required to be recognized solely due to the election of the fair value option on certain related residential mortgage assets and associated liabilities. Distributable earnings is one of the factors that our Board of Directors considers when evaluating distributions to our shareholders. Accordingly, we believe that the adjustments to compute Distributable earnings specified below provide investors and analysts with additional information to evaluate our financial results.

Distributable earnings should be used in conjunction with results presented in accordance with GAAP. Distributable earnings does not represent and should not be considered as a substitute for net income or cash flows from operating activities, each as determined in accordance with GAAP, and our calculation of this measure may not be comparable to similarly titled measures reported by other companies.

The following table provides a reconciliation of our GAAP net income/(loss) used in the calculation of basic EPS to our non-GAAP Distributable earnings for the quarterly periods below:

	Quarter Ended							
(In Thousands, Except Per Share Amounts)	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024
GAAP Net income/(loss) used in the calculation of basic EPS	$ 43,402	$ 37,082	$ 22,424	$ 32,751	$ (2,396)	$ 39,870	$ 33,614	$ 14,827
Adjustments:								
Unrealized and realized gains and losses on:								
Residential whole loans held at fair value	(4,405)	(41,293)	(33,612)	(54,380)	102,339	(143,416)	(16,430)	11,513
Securities held at fair value	(14,313)	(17,310)	(4,008)	(20,201)	26,273	(17,107)	4,026	4,776
Residential whole loans and securities at carrying value	(1,399)	(668)	343	305	—	(7,324)	(2,668)	(418)
Interest rate swaps and ERIS swap futures	657	14,826	32,565	44,842	(46,632)	84,629	10,237	(23,182)
Securitized debt held at fair value	(1,586)	21,303	3,712	18,575	(47,267)	71,475	7,597	20,169
Other portfolio investments	(3)	(26)	(2,637)	(744)	(94)	1,503	1,484	—
Expense items:								
Amortization of intangible assets	300	300	800	800	800	800	800	800
Equity based compensation	1,880	1,861	2,274	6,052	1,637	2,104	3,899	6,243
Securitization-related transaction costs	2,188	3,550	1,753	1,696	5,252	3,485	3,009	1,340
Depreciation	1,045	1,328	1,087	879	938	2,604	822	889
Total adjustments	(15,636)	(16,129)	2,277	(2,176)	43,246	(1,247)	12,776	22,130
Distributable earnings	$ 27,766	$ 20,953	$ 24,701	$ 30,575	$ 40,850	$ 38,623	$ 46,390	$ 36,957
GAAP earnings/(loss) per basic common share	$ 0.42	$ 0.36	$ 0.22	$ 0.32	$ (0.02)	$ 0.38	$ 0.32	$ 0.14
Distributable earnings per basic common share	$ 0.27	$ 0.20	$ 0.24	$ 0.29	$ 0.39	$ 0.37	$ 0.45	$ 0.36
Weighted average common shares for basic earnings per share	103,061	103,683	103,705	103,777	103,675	103,647	103,446	103,175

Selected Financial Ratios (using Distributable earnings)

The following table presents information regarding certain of our financial ratios at or for the dates presented:

At or for the Quarter Ended	Return on Average Total Assets *(1)*	Return on Average Total Stockholders' Equity *(2)*	Dividend Payout Ratio *(3)*
December 31, 2025	1.20 %	8.39 %	1.33
September 30, 2025	1.07	6.94	1.80
June 30, 2025	1.21	7.66	1.50
March 31, 2025	1.37	8.39	1.24
December 31, 2024	1.72	10.49	0.90
September 30, 2024	1.69	9.89	0.95
June 30, 2024	1.98	11.53	0.78
March 31, 2024	1.66	9.12	0.97

(1) Reflects annualized Distributable earnings before preferred dividends divided by average total assets.
(2) Reflects annualized Distributable earnings before preferred dividends divided by average total stockholders' equity.
(3) Reflects dividends declared per share of common stock divided by Distributable earnings per share.

Reconciliation of GAAP Book Value per Common Share to non-GAAP Economic Book Value per Common Share

"Economic book value" is a non-GAAP financial measure of our financial position. To calculate our Economic book value, our portfolios of Residential whole loans and securitized debt held at carrying value are adjusted to their fair value, rather than the carrying value that is required to be reported under the GAAP accounting model applied to these financial instruments. These adjustments are also reflected in the table below in our end of period stockholders' equity. Management considers that Economic book value provides investors with a useful supplemental measure to evaluate our financial position as it reflects the impact of fair value changes for all of our investment activities, irrespective of the accounting model applied for GAAP reporting purposes. Economic book value does not represent and should not be considered as a substitute for Stockholders' Equity, as determined in accordance with GAAP, and our calculation of this measure may not be comparable to similarly titled measures reported by other companies.

The following table provides a reconciliation of our GAAP book value per common share to our non-GAAP Economic book value per common share as of the quarterly periods below:

	Quarter Ended:							
(In Millions, Except Per Share Amounts)	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024
GAAP Total Stockholders' Equity	$ 1,827.7	$ 1,821.5	$ 1,822.1	$ 1,838.4	$ 1,841.8	$ 1,880.5	$ 1,883.2	$ 1,884.2
Preferred Stock, liquidation preference	(485.3)	(479.9)	(475.0)	(475.0)	(475.0)	(475.0)	(475.0)	(475.0)
GAAP Stockholders' Equity for book value per common share	1,342.4	1,341.6	1,347.1	1,363.4	1,366.8	1,405.5	1,408.2	1,409.2
Adjustments:								
Fair value adjustment to Residential whole loans, at carrying value	10.1	8.7	1.8	(6.3)	(15.3)	6.7	(26.8)	(35.4)
Fair value adjustment to Securitized debt, at carrying value	45.7	48.5	57.1	63.1	70.3	64.3	82.3	88.4
Stockholders' Equity including fair value adjustments to Residential whole loans and Securitized debt held at carrying value (Economic book value)	$ 1,398.2	$ 1,398.8	$ 1,406.0	$ 1,420.2	$ 1,421.8	$ 1,476.5	$ 1,463.7	$ 1,462.2
GAAP book value per common share	$ 13.20	$ 13.13	$ 13.12	$ 13.28	$ 13.39	$ 13.77	$ 13.80	$ 13.80
Economic book value per common share	$ 13.75	$ 13.69	$ 13.69	$ 13.84	$ 13.93	$ 14.46	$ 14.34	$ 14.32
Number of shares of common stock outstanding	101.7	102.2	102.7	102.7	102.1	102.1	102.1	102.1

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements include the accounts of all of our subsidiaries. The preparation of consolidated financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements, giving due consideration to materiality. Actual results could differ from these estimates.

Our accounting policies are described in Note 2 to the consolidated financial statements, included under Item 8 of this Annual Report on Form 10-K. Management believes the policies which more significantly rely on estimates and judgments to be as follows:

Fair Value Measurements - Residential Whole Loans

GAAP requires the categorization of fair value measurements into three broad levels that form a hierarchy. The following describes the valuation methodologies used for our financial instrument investments categorized as level 3 in the valuation hierarchy, which require the most significant estimates and judgments to be made.

We determine the fair value of our residential whole loans after considering valuations obtained from third-parties that specialize in providing valuations of residential mortgage loans. The valuation approach applied generally depends on whether the loan is considered performing or non-performing at the date the valuation is performed. For performing loans, estimates of fair value are derived using a discounted cash flow approach, where estimates of cash flows are determined from the scheduled payments, adjusted using forecasted prepayment, default and loss given default rates. For non-performing loans, asset liquidation cash flows are derived based on the estimated time to liquidate the loan, the estimated value of the collateral, expected costs and estimated home price levels. Estimated cash flows for both performing and non-performing loans are discounted at yields considered appropriate to arrive at a reasonable exit price for the asset. Indications of loan value such as actual trades, bids, offers and generic market color may be used in determining the appropriate discount yield. The estimation of cash flows used in pricing models is inherently subjective and imprecise. Changes in market conditions, as well as changes in the assumptions or methodology used to determine fair value, could result in a significant increase or decrease in fair value. See "Quantitative and Qualitative Disclosures about Market Risk" for further information about the sensitivity of our investment portfolio to changes in market factors, particularly market interest rates.

See Note 13 to our consolidated financial statements included under Item 8 of this Annual Report on Form 10-K for information regarding the assumptions used in valuing our residential whole loans.

Residential whole loans, at fair value are recorded on our consolidated balance sheets at fair value and changes in their fair value are recorded through earnings. We held $7.7 billion and $7.5 billion of residential whole loans, at fair value, at December 31, 2025 and 2024, respectively, which represented 59.2% and 65.8% of our total assets at those dates, respectively. Residential whole loans, at fair value recorded valuation changes of $133.7 million, $46.0 million and $89.9 million during the years ended December 31, 2025, 2024, and 2023, respectively.

With respect to Residential whole loans, at carrying value, the fair value for these loans is disclosed in the footnotes to the consolidated financial statements and changes in their fair value do not impact earnings. We held $1.1 billion and $1.3 billion of residential whole loans, at carrying value, at December 31, 2025 and 2024, respectively, which represented 8.4% and 11.4% of our total assets at those dates, respectively. Residential whole loans, at carrying value experienced net fair value changes of $25.4 million, $20.4 million and $34.6 million during the years ended December 31, 2025, 2024, and 2023, respectively.

Recent Accounting Standards to Be Adopted in Future Periods

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (or ASU 2024-03). The amendments in ASU 2024-03 primarily require entities to disclose additional details regarding certain expenses on both an annual and interim basis. ASU 2024-03 is effective for public business entities for fiscal years beginning after December 15, 2026. Early adoption is permitted. We do not expect that the adoption of ASU 2024-03 will have a significant impact on our financial statement disclosures.

LIQUIDITY AND CAPITAL RESOURCES

Our principal sources of cash generally consist of borrowings under repurchase agreements and other collateralized financings, payments of principal and interest we receive on our investment portfolio, cash generated from our operating results and, to the extent such transactions are entered into, proceeds from capital market and structured financing transactions. Our most significant uses of cash are generally to pay principal and interest on our financing transactions, to purchase and originate residential mortgage assets, to make dividend payments on our capital stock, to fund our operations, to meet margin calls and to make other investments that we consider appropriate.

We seek to employ a diverse capital raising strategy under which we may issue capital stock and other types of securities. To the extent we raise additional funds through capital market transactions, we currently anticipate using the net proceeds from such transactions to acquire additional residential mortgage-related assets, consistent with our investment policy, and for working capital, which may include, among other things, the repayment of our financing transactions. There can be no assurance, however, that we will be able to access the capital markets at any particular time or on any particular terms. We have available for issuance an unlimited amount (subject to the terms and limitations of our charter) of common stock, preferred stock, depository shares representing preferred stock, warrants, debt securities, rights and/or units pursuant to our universal shelf registration statement and, until September 27, 2025, we had approximately 2.0 million shares of common stock available for issuance pursuant to our DRSPP shelf registration statement. The DRSPP shelf registration statement expired by its terms on September 27, 2025. We did not issue any shares pursuant to the DRSPP during 2025.

In January 2024, we completed the issuance of $115.0 million in aggregate principal amount of our 8.875% Senior Notes due 2029 (or the 8.875% Senior Notes) in an underwritten public offering. The 8.875% Senior Notes are our senior unsecured obligations and bear interest at a rate equal to 8.875% per year, payable in cash quarterly in arrears on February 15, May 15, August 15, and November 15 of each year, beginning on May 15, 2024, and are expected to mature on February 15, 2029, unless earlier redeemed. We may redeem the 8.875% Senior Notes in whole or in part at any time at our option on or after February 15, 2026, at a redemption price equal to 100% of the outstanding principal amount of the 8.875% Senior Notes to be redeemed plus accrued and unpaid interest to, but excluding, the redemption date. The total net proceeds to us from the offering of the 8.875% Senior Notes, after deducting the underwriter's discount and commissions and offering expenses, were approximately $110.6 million. The 8.875% Senior Notes have an effective interest rate, including the impact of amortization to interest expense of debt issuance costs, of 9.83%.

On August 15, 2025, we entered into a distribution agreement pursuant to the terms of which we may, from time to time, offer and sell shares of our Series B Preferred Stock and/or our Series C Preferred Stock having an aggregate gross sales price of up to $100.0 million, through various sales agents in transactions deemed to be "at-the-market" offerings under federal securities laws (or the Preferred Stock ATM Program). We sold an aggregate of approximately 411,000 shares of preferred stock through the Preferred Stock ATM Program during 2025 for gross sales proceeds of approximately $9.5 million. As of December 31, 2025, approximately $90.5 million remained available under the current authorization for the Preferred Stock ATM Program.

On February 29, 2024, we entered into a distribution agreement pursuant to which we may offer and sell shares of our common stock having an aggregate gross sales price of up to $300 million, from time to time, through various sales agents in transactions deemed to be "at-the-market" offerings under federal securities laws (or the Common Stock ATM Program). On August 15, 2025, this agreement was terminated and a new distribution agreement with substantially the same terms was executed. During 2025, we did not sell any shares of common stock through the Common Stock ATM Program. At December 31, 2025, $300 million remained available under the Common Stock ATM Program.

In February 2024, we announced our Board had authorized a $200 million stock repurchase program with respect to our common stock, which was in effect through the end of 2025. Approximately $190 million remained available for repurchase under the stock repurchase program upon its expiration. Refer to Part II, Item 5 for further information about the stock repurchase program. During 2025, we repurchased 1,026,117 shares of our common stock through the stock repurchase program at an average cost of $9.76 per share and a total cost of approximately $10.0 million, net of fees and commissions paid to the sales agent of approximately $10,000. In February 2026, our Board authorized a new $200 million stock repurchase program with respect to the Company's common stock, which will be in effect through December 31, 2028.

In April 2024, we completed the issuance of $75.0 million in aggregate principal amount of our 9.00% Senior Notes due 2029 (or the 9.00% Senior Notes) in an underwritten public offering. The 9.00% Senior Notes are our senior unsecured obligations and bear interest at a rate equal to 9.00% per year, payable in cash quarterly in arrears on February 15, May 15, August 15, and November 15 of each year, beginning on August 15, 2024, and are expected to mature on August 15, 2029, unless earlier redeemed. We may redeem the 9.00% Senior Notes in whole or in part at any time at our option on or after August 15, 2026, at a redemption price equal to 100% of the outstanding principal amount of the 9.00% Senior Notes to be redeemed plus accrued and unpaid interest to, but excluding, the redemption date. The total net proceeds to us from the offering of the 9.00% Senior Notes, after deducting the underwriter's discount and commissions and offering expenses, were approximately $72.0 million. The 9.00% Senior Notes have an effective interest rate, including the impact of amortization to interest expense of debt issuance costs, of 9.94%.

In February 2023, our Board authorized a repurchase program for our 6.25% Convertible Senior Notes due 2024 (or the Convertible Senior Notes) pursuant to which we could have repurchased up to $100 million of the Convertible Senior Notes. During the three months ended March 31, 2024, we repurchased $39.9 million principal amount of our Convertible Senior Notes for $39.8 million and recorded a loss of $0.1 million to Other Income/(Loss), net on the consolidated statement of operations. During the year ended December 31, 2023, we repurchased $20.4 million principal amount of the Convertible Senior Notes for $20.2 million and recorded a gain of $0.1 million to Other Income/(Loss), net on the consolidated statement of operations. In June 2024, the Convertible Senior Notes matured and we repaid the amount in full.

Financing Agreements

Our borrowings under financing agreements include a combination of shorter term and longer arrangements. Certain of these arrangements are collateralized directly by our residential mortgage investments or otherwise have recourse to us, while securitized debt financing is non-recourse financing. Further, certain of our financing agreements contain terms that allow the lender to make margin calls on us based on changes in the value of the underlying collateral securing the borrowing. As of December 31, 2025, we had $4.3 billion of total unpaid principal balance related to asset-backed financing agreements with mark-to-market collateral provisions and $6.5 billion of total unpaid principal balance related to asset-backed financing agreements that do not include mark-to-market collateral provisions. Repurchase agreements and other forms of collateralized financing are uncommitted and renewable at the discretion of our lenders and, as such, our lenders could determine to reduce or terminate our access to future borrowings at virtually any time. The terms of the repurchase transaction borrowings under our master repurchase agreements, as such terms relate to repayment, margin requirements and the segregation of all securities that are the subject of repurchase transactions, generally conform to the terms contained in the standard master repurchase agreement published by the Securities Industry and Financial Markets Association (or SIFMA) or the global master repurchase agreement published by SIFMA and the International Capital Market Association. In addition, each lender typically requires that we include supplemental terms and conditions to the standard master repurchase agreement. Typical supplemental terms and conditions, which differ by lender, may include changes to the margin maintenance requirements, required haircuts (or the percentage amount by which the collateral value is contractually required to exceed the amount borrowed), purchase price maintenance requirements, requirements that all controversies related to the repurchase agreement be litigated in a particular jurisdiction and cross default and setoff provisions. Other non-repurchase agreement financing arrangements also contain provisions governing collateral maintenance. At December 31, 2025, we had unused financing capacity of approximately $3.4 billion across our financing arrangements for all collateral types.

Margin calls are typically determined by our counterparties based on their assessment of changes in the fair value of the underlying collateral and in accordance with the agreed upon haircuts specified in the transaction confirmation with the counterparty. We address margin call requests in accordance with the required terms specified in the applicable agreement and such requests are typically satisfied by posting additional cash or collateral on the same business day. We review margin calls made by counterparties and assess them for reasonableness by comparing the counterparty valuation against our valuation determination. When we believe that a margin call is unnecessary because our assessment of collateral value differs from the counterparty valuation, we typically hold discussions with the counterparty and attempt to resolve the matter. If this is not successful, we will look to resolve the dispute based on the remedies available to us under the terms of the repurchase agreement, which in some instances may include the engagement of a third-party to review collateral valuations. For certain other agreements that do not include such provisions, we could resolve the matter by substituting collateral as permitted in accordance with the agreement or otherwise request the counterparty to return the collateral in exchange for cash to unwind the financing. For additional information regarding our various types of financing arrangements, including those with non-mark-to-market terms and the haircuts for those agreements with mark-to-market collateral provisions, see Note 6 to the consolidated financial statements, included under Item 8 of this Annual Report on Form 10-K.

At December 31, 2025, we had a total of $1.2 billion of residential whole loans, $3.1 billion of securities and $4.0 million of restricted cash pledged to our financing counterparties, excluding securitized debt. We expect that we will continue to pledge residential mortgage assets as part of certain of our ongoing financing arrangements. When the value of our residential mortgage assets pledged as collateral experiences rapid decreases, margin calls under our financing arrangements could materially increase, causing an adverse change in our liquidity position. Additionally, if one or more of our financing counterparties choose not to provide ongoing funding, our ability to finance our long-maturity assets would decline or otherwise become available on possibly less advantageous terms. Further, when liquidity tightens, our counterparties to our short term arrangements with mark-to-market collateral provisions may increase their required collateral cushion (or margin) requirements on new financings, including financings that we roll with the same counterparty, thereby reducing our ability to use leverage. Access to financing may also be negatively impacted by ongoing volatility in financial markets, thereby potentially adversely impacting our current or future lenders' ability or willingness to provide us with financing. In addition, there is no assurance that favorable market conditions will exist to permit us to consummate additional securitization transactions if we determine to seek that form of financing.

Our ability to meet future margin calls will be affected by our ability to use cash or obtain financing from unpledged collateral, the amount of which can vary based on the market value of such collateral, our cash position and margin requirements. Our cash position fluctuates based on the timing of our operating, investing and financing activities and is managed based on our anticipated cash needs. (See "Interest Rate Risk" included under Item 7A. of this Annual Report on Form 10-K and our Consolidated Statements of Cash Flows, included under Item 8 of this Annual Report on Form 10-K.)

The table below presents certain information about our borrowings under asset-backed financing agreements and securitized debt:

| Quarter Ended (1) | Asset-backed Financing Agreements | | | Securitized Debt | | |
	Quarterly Average Balance	End of Period Balance	Maximum Balance at Any Month-End	Quarterly Average Balance	End of Period Balance	Maximum Balance at Any Month-End
(In Thousands)						
December 31, 2025	$ 4,112,718	$ 4,394,746	$ 4,546,089	$ 6,299,024	$ 6,336,462	$ 6,336,462
September 30, 2025	3,463,727	3,294,404	3,536,947	6,015,557	6,353,973	6,353,973
June 30, 2025	3,429,344	3,417,505	3,573,607	5,864,368	5,904,033	5,964,106
March 31, 2025	3,217,776	3,309,541	3,309,541	5,774,172	5,873,718	5,873,718
December 31, 2024	3,321,754	3,176,824	3,455,758	5,586,928	5,794,977	5,794,977
September 30, 2024	3,441,493	3,450,136	3,450,136	5,257,841	5,288,997	5,288,997
June 30, 2024	3,556,701	3,660,342	3,660,342	5,029,703	5,047,613	5,078,946
March 31, 2024	3,645,218	3,611,212	3,686,018	4,792,515	4,794,400	4,812,304

(1) The information presented in the table above excludes Senior notes and Other secured financing (Note 6).

Cash Flows and Liquidity for the Year Ended December 31, 2025

Our cash, cash equivalents and restricted cash decreased by $214.6 million during 2025, reflecting: $1.8 billion used in our investing activities, $1.5 billion provided by our financing activities and $76.2 million provided by our operating activities.

At December 31, 2025, our debt-to-equity multiple was 6.0 times compared to 5.0 times at December 31, 2024. Our recourse leverage multiple at December 31, 2025 was 2.5 times compared to 1.7 times at December 31, 2024. At December 31, 2025, we had borrowings under asset-backed financing agreements of $4.4 billion, of which $1.4 billion were secured by residential whole loans, $3.0 billion were secured by securities and $23.3 million were secured by REO. In addition, at December 31, 2025, we had securitized debt of $6.3 billion in connection with our loan securitization transactions. At December 31, 2024, we had borrowings under asset-backed financing agreements of $3.2 billion, of which $1.9 billion were secured by residential whole loans, $1.3 billion were secured by securities and $25.4 million were secured by REO. In addition, at December 31, 2024, we had securitized debt of $5.8 billion in connection with our loan securitization transactions.

During 2025, $1.8 billion was used in our investing activities. We utilized $2.7 billion for acquisitions and origination of residential whole loans, loan related investments and capitalized advances. During 2025, we received $2.4 billion of principal payments on residential whole loans and loan related investments, $274.9 million of proceeds from the sale of residential whole loans, and $96.4 million of proceeds on sales of REO. In addition, during 2025, we utilized $2.2 billion for acquisitions of securities and received $289.6 million from principal payments on our securities and cash proceeds of $46.8 million from sales of securities and other assets.

In connection with our repurchase agreement financings and Swaps, we routinely receive margin calls from our counterparties and make margin calls ("reverse margin calls") to our counterparties. Margin calls and reverse margin calls, which requirements vary over time, may occur daily between us and any of our counterparties when the value of collateral pledged changes from the amount contractually required. The value of securities pledged as collateral fluctuates reflecting changes in: (i) the face (or par) value of our assets; (ii) market interest rates and/or other market conditions; and (iii) the market value of our Swaps. Margin calls and reverse margin calls are satisfied when we pledge or receive additional collateral in the form of additional assets and/or cash.

The table below summarizes our margin activity with respect to our repurchase agreement financings and derivative hedging instruments for the quarterly periods presented:

| For the Quarter Ended (1) | Collateral Pledged for Margin Activity | | | Cash and Securities Received for Reverse Margin | Net Assets Received/ (Pledged) for Margin Activity |
	Fair Value of Securities Pledged	Cash Pledged	Aggregate Assets Pledged for Margin		
(In Thousands)					
December 31, 2025	$ 118,636	$ 8,661	$ 127,297	$ 122,020	$ (5,277)
September 30, 2025	34,529	18,697	53,226	62,671	9,445
June 30, 2025	63,384	10,109	73,493	81,349	7,856
March 31, 2025	15,676	18,471	34,147	37,890	3,743
December 31, 2024	30,607	30,806	61,413	36,992	(24,421)
September 30, 2024	7,368	7,076	14,444	15,361	917
June 30, 2024	—	6,795	6,795	17,348	10,553
March 31, 2024	17,379	3,358	20,737	16,514	(4,223)

(1) Excludes variation margin payments on our cleared Swaps which are treated as a legal settlement of the exposure under the Swap contract.

We are subject to various financial covenants under our financing agreements, which include minimum liquidity and net worth requirements, net worth decline limitations and maximum debt-to-equity ratios. We were in compliance with all financial covenants as of December 31, 2025.

During 2025, we paid $148.2 million for cash dividends on our common stock and dividend equivalents and paid cash dividends of $40.3 million on our preferred stock. On December 11, 2025, we declared our fourth quarter 2025 dividend on our common stock of $0.36 per share; on January 30, 2026, we paid this dividend, which totaled approximately $37.1 million, including dividend equivalents of approximately $0.5 million.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

We seek to manage our risks related to interest rates, liquidity, prepayment speeds, market value and the credit quality of our assets while, at the same time, seeking to provide an opportunity to stockholders to realize attractive total returns through ownership of our capital stock. While we do not seek to avoid risk, we seek, consistent with our investment policies, to: assume risk that can be quantified based on management's judgment and experience and actively manage such risk; earn sufficient returns to justify the taking of such risks; and maintain capital levels consistent with the risks that we undertake.

INTEREST RATE RISK

We are exposed to interest rate risk on our residential mortgage assets, as well as on our liabilities. Changes in interest rates can affect our net interest income and the fair value of our assets and liabilities.

In general, when interest rates change, borrowing costs on our financing agreements will change more quickly than the yield on our assets. In a rising interest rate environment, the borrowing costs may increase faster than the interest income on our assets, thereby reducing our net income. In order to mitigate compression in net income based on such interest rate movements, we may use Swaps or other derivatives to lock in a portion of the net interest spread between assets and liabilities or otherwise hedge interest rate risk.

When interest rates change, the fair value of our residential mortgage assets could change at a different rate than the fair value of our liabilities. We measure the sensitivity of our portfolio to changes in interest rates by estimating the duration of our assets and liabilities. Duration is the approximate percentage change in fair value for a 100 basis point parallel shift in the yield curve. In general, our assets have higher duration than our liabilities, and in order to reduce this exposure, we have historically used Swaps and other derivatives to reduce the gap in duration between our assets and liabilities.

The fair value of our re-performing and non-performing residential whole loans is in part dependent on the value of the underlying real estate collateral, past and expected delinquency status of the borrower as well as the level of interest rates. For certain loans that were re-performing or non-performing when purchased and where the borrower has brought the loan current, but nonetheless may be less likely to prepay due to weak credit history and/or high LTV, we believe these loans exhibit positive duration. We estimate the duration of these residential whole loans using management's assumptions.

The fair value of our Business purpose and Non-QM loans is typically dependent on the value of the underlying real estate collateral, as well as the level of interest rates. Because these loans are primarily newly or recently originated performing loans, we believe these investments exhibit positive duration. Given the short duration of our Single-family and Multifamily transitional loans, we believe the fair value of these loans exhibits little sensitivity to changes in interest rates. We estimate the duration of these Business purpose and Non-QM loans using management's assumptions.

The fair value of our non-performing residential whole loans is typically dependent on the value of the underlying real estate collateral and the time required for collateral liquidation. Since neither the value of the collateral nor the liquidation timeline is generally sensitive to interest rates, we believe their fair value exhibits little sensitivity to interest rates. We estimate the duration of our non-performing residential whole loans using management's assumptions.

We estimate the duration of our Agency MBS using a third-party financial model, which takes into account key characteristics of securities, market data, and assumptions based on management's view and observed empirical data.

We use derivative financial instruments, including Swaps, as part of our overall interest rate risk management strategy. Such instruments are used to economically hedge against future interest rate increases on our financing transactions. While use of such derivatives does not extend the maturities of our borrowings under repurchase agreements, they do, in effect, lock in a fixed rate of interest over their term for a corresponding amount of our repurchase agreement financings that are hedged, or otherwise act as a hedge against changes in interest rates.

Shock Table

The information presented in the following "Shock Table" projects the potential impact of sudden parallel changes in interest rates on our portfolio value, including the impact of Swaps and securitized debt and other fixed rate debt, based on the assets in our investment portfolio as of December 31, 2025 and 2024. All changes in value are measured as the percentage change from the projected portfolio value under the base interest rate scenario as of December 31, 2025 and 2024.

December 31, 2025

Change in Interest Rates	Change in Estimated Net Portfolio Value *(1)(2)*		Percentage Change in Net Portfolio Value	Percentage Change in Total Stockholders' Equity
(Dollars in Thousands)				
+100 Basis Point Increase	$	(175,109)	(1.35)%	(9.58)%
+ 50 Basis Point Increase	$	(75,763)	(0.58)%	(4.15)%
Actual as of December 31, 2025	$	—	— %	— %
- 50 Basis Point Decrease	$	52,179	0.40 %	2.85 %
-100 Basis Point Decrease	$	80,774	0.62 %	4.42 %

December 31, 2024

Change in Interest Rates	Change in Estimated Net Portfolio Value *(1)(2)*		Percentage Change in Net Portfolio Value	Percentage Change in Total Stockholders' Equity
(Dollars in Thousands)				
+100 Basis Point Increase	$	(145,759)	(1.28)%	(7.91)%
+ 50 Basis Point Increase	$	(65,291)	(0.57)%	(3.54)%
Actual as of December 31, 2024	$	—	— %	— %
- 50 Basis Point Decrease	$	50,113	0.44 %	2.72 %
-100 Basis Point Decrease	$	85,049	0.75 %	4.62 %

(1) *Assets in our portfolio include residential whole loans and REO, securities, other portfolio investments, goodwill, intangibles, receivables, and cash and cash equivalents and restricted cash.*
(2) *Change in estimated net portfolio value includes the effect of our Swaps, securitized debt, and other fixed rate debt.*

Certain assumptions have been made in connection with the calculation of the information set forth in the Shock Table and, as such, there can be no assurance that assumed events will occur or that other events will not occur that would affect the outcomes. The base interest rate scenario assumes interest rates as of December 31, 2025 and 2024. The analysis presented utilizes assumptions and estimates based on management's judgment and experience. Furthermore, while we generally expect to retain the majority of our assets and the associated interest rate risk to maturity, future purchases and sales of assets could materially change our interest rate risk profile. It should be specifically noted that the information set forth in the above tables and all related disclosure constitute forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Actual results could differ significantly from those estimated in the Shock Table above.

The Shock Table quantifies the potential changes in portfolio value, which includes the value of our derivative and other hedging transactions (if any) and securitized and other fixed rate debt, which are carried at fair value, should interest rates immediately change (i.e., are shocked). The Shock Table presents the estimated impact of interest rates instantaneously rising 50 and 100 basis points, and falling 50 and 100 basis points. As of December 31, 2025, the impact on portfolio value was approximated using estimated net effective duration (i.e., the price sensitivity to changes in interest rates), including the effect of securitized and other fixed rate debt, of 0.98, which is the weighted average of 3.23 for our Residential whole loans, 3.32 for our Securities investments, (2.49) for our derivative and other hedging transactions and securitized and other fixed rate debt, and zero for our Other assets and cash and cash equivalents. Estimated convexity (i.e., the approximate change in duration relative to the change in interest rates) of the portfolio was (0.72), which is the weighted average of (0.32) for our Residential whole loans, zero for our derivative and other hedging transactions and securitized and other fixed rate debt, (1.97) for our Securities and zero for our Other assets and cash and cash equivalents. As of December 31, 2024, the impact on portfolio value was approximated using estimated net effective duration (i.e., the price sensitivity to changes in interest rates), including the effect of securitized and other fixed rate debt, of 1.02, which is the weighted average of 3.48 for our Residential whole loans, 3.72 for our Securities investments, (2.66) for our derivative and other hedging transactions and securitized and other fixed rate debt, and zero for our Other assets and cash and cash equivalents. Estimated convexity (i.e., the approximate change in duration relative to the change in interest rates) of the portfolio was (0.53), which is the weighted average of (0.53) for our Residential whole loans, zero for our derivative and other hedging transactions and securitized and other fixed rate debt, (0.93) for our Securities investments, and zero for our Other assets and cash and cash equivalents.

CREDIT RISK

We are exposed to credit risk through our credit sensitive residential mortgage investments, in particular residential whole loans and certain of our securities investments. We do not believe we are exposed to credit risk in our Agency MBS portfolio.

Our exposure to credit risk from our credit sensitive investments is discussed in more detail below:

Residential Whole Loans

We are exposed to credit risk from our investments in residential whole loans. Credit risk on our residential whole loans is mitigated through our process to underwrite the loan before it is acquired and/or originated and includes an assessment of the borrower's financial condition and ability to repay the loan, nature of the collateral and relatively low LTV, including after-repair LTV for the majority of our Single-family and Multifamily transitional loans. Given the extent of home price appreciation that has occurred since the majority of our loans collateralized by single-family homes were acquired or originated, we estimate that current LTVs have decreased significantly, further mitigating the risk of material credit losses on this portfolio. As a result of higher capitalization rates and an increasing supply of multifamily units in certain markets, we estimate that current LTVs on certain of our Multifamily transitional loans may have increased since origination, increasing the risk of credit losses on this portfolio.

Our investment process for Legacy RPL/NPL loans is focused on quantifying and pricing credit risk. Legacy RPL/NPL loans are acquired at purchase prices that are generally discounted to the contractual loan balances based on a number of factors, including the impaired credit history of the borrower and the value of the collateral securing the loan. In addition, as we generally own the mortgage-servicing rights associated with these loans, our process is also focused on selecting a sub-servicer with the appropriate expertise to mitigate losses and maximize our overall return. This involves, among other things, performing due diligence on the sub-servicer prior to their engagement as well as ongoing oversight and surveillance. To the extent that delinquencies and defaults on these loans are higher than our expectation at the time the loans were purchased, the discounted purchase price at which the asset is acquired is intended to provide a level of protection against financial loss.

The following table presents certain information about our Residential whole loans as of December 31, 2025:

(Dollars in Thousands)	Non-QM loans Loans with an LTV: 80% or Below	Non-QM loans Loans with an LTV: Above 80%	Single-family rental loans Loans with an LTV: 80% or Below	Single-family rental loans Loans with an LTV: Above 80%	Single-family transitional loans Loans with an LTV: 80% or Below	Single-family transitional loans Loans with an LTV: Above 80%	Multifamily transitional loans Loans with an LTV: 80% or Below	Multifamily transitional loans Loans with an LTV: Above 80%	Legacy RPL/NPL loans Loans with an LTV: 80% or Below	Legacy RPL/NPL loans Loans with an LTV: Above 80%
Amortized cost basis	$5,207,703	$249,274	$1,240,640	$11,538	$680,933	$55,803	$510,591	$25,785	$794,943	$103,850
Unpaid principal balance (UPB)	$5,077,245	$245,076	$1,235,000	$11,746	$677,325	$54,735	$506,504	$25,300	$934,549	$163,149
Weighted average coupon (1)	6.7 %	7.5 %	6.3 %	7.4 %	10.3 %	10.3 %	10.2 %	10.0 %	5.1 %	5.0 %
Weighted average term to maturity (months)	337	343	312	309	6	1	1	1	237	286
Weighted average LTV (2)	63 %	86 %	66 %	102 %	66 %	124 %	63 %	94 %	46 %	102 %
Loans 90+ days delinquent UPB	$161,231	$13,942	$ 20,546	$ 6,685	$ 56,982	$24,564	$ 51,708	$ 2,982	$132,832	$33,799

(1) *Weighted average is calculated based on the interest bearing principal balance of each loan within the related category. For loans acquired with servicing rights released by the seller, interest rates included in the calculation do not reflect loan servicing fees. For loans acquired with servicing rights retained by the seller, interest rates included in the calculation are net of servicing fees.*
(2) *LTV represents the ratio of the total unpaid principal balance of the loan to the estimated value of the collateral securing the related loan as of the most recent date available, which may be the origination date. For Single-family and Multifamily transitional loans, the LTV presented is the ratio of the maximum unpaid principal balance of the loan, including unfunded commitments, to the estimated "after repaired" value of the collateral securing the related loan, where available. For certain Single-family transitional loans, totaling $270.9 million, an after repaired valuation was not obtained and the loan was underwritten based on an "as is" valuation. The LTV of these loans. based on the current unpaid principal balance and the valuation obtained during underwriting, is 78%. For certain Multifamily transitional loans, totaling $121.1 million, an after repaired valuation was not obtained and the loan was underwritten based on an "as is" valuation. The LTV of these loans, based on the current unpaid principal balance and the valuation obtained during underwriting, is 67%. Excluded from the calculation of weighted average LTV are certain low value loans secured by vacant lots for which the LTV ratio is not meaningful.*

The following table presents the five largest geographic concentrations by state of certain of our residential whole loan portfolio and in total as of December 31, 2025:

Rank	Non-QM loans		Business purpose loans		Legacy RPL/NPL loans		All Loans	
	State	Percent of UPB	State	Percent of UPB	State	Percent of UPB	State	Percent of UPB
1	CA	44.9%	FL	11.7%	CA	22.7%	CA	30.3%
2	FL	17.8%	TX	9.4%	NY	16.2%	FL	14.7%
3	TX	5.3%	GA	9.3%	FL	7.3%	TX	6.1%
4	AZ	3.1%	NC	6.3%	NJ	6.8%	NY	4.5%
5	GA	2.3%	OH	5.3%	MD	5.1%	GA	4.2%

CRT Securities

We are exposed to potential credit losses from our investments in CRT securities issued by or sponsored by Fannie Mae and Freddie Mac. While CRT securities are issued by or sponsored by these government-sponsored enterprises, payment of principal on these securities is not guaranteed. As an investor in a CRT security, we may incur a loss if losses on the mortgage loans in the reference pool exceed the credit enhancement on the underlying CRT security owned by us or if an actual pool of loans experience losses. We assess the credit risk associated with our investments in CRT securities by assessing the current and expected future performance of the associated loan pool.

Credit Spread Risk

Credit spreads measure the additional yield demanded by investors in financial instruments based on the credit risk associated with an instrument relative to benchmark interest rates. They are impacted by the available supply and demand for instruments with various levels of credit risk. Widening credit spreads would result in higher yields being required by investors in financial instruments. Credit spread widening generally results in lower values of the financial instruments we hold at that time, but will generally result in a higher yield on future investments with similar credit risk. It is possible that the credit spreads on our assets and liabilities, including hedges, will not always move in tandem. Consequently, changes in credit spreads can result in volatility in our financial results and reported book value.

LIQUIDITY RISK

The primary liquidity risk we face arises from financing long-maturity assets with shorter-term borrowings primarily in the form of repurchase agreement financings. We pledge residential mortgage assets and cash to secure our financing agreements. Our financing agreements with mark-to-market collateral provisions require us to pledge additional collateral in the event the market value of the assets pledged decreases, in order to maintain the lenders' contractually specified collateral cushion, which is measured as the difference between the amount borrowed and the market value of the asset pledged as collateral. Should the value of our residential mortgage assets pledged as collateral suddenly decrease, margin calls under our repurchase agreements would likely increase, causing an adverse change in our liquidity position. Additionally, if one or more of our financing counterparties chose not to provide ongoing funding, our ability to finance our long-maturity assets would decline or be available on possibly less advantageous terms. Further, when liquidity tightens, our repurchase agreement counterparties may increase our collateral cushion (or margin) requirements on new financings, including repurchase agreement borrowings that we roll with the same counterparty, reducing our ability to use leverage.

As of December 31, 2025, we had access to various sources of liquidity, including $213.2 million of cash and cash equivalents. Our sources of liquidity do not include restricted cash. In addition, as of December 31, 2025, we had unencumbered residential whole loans and Agency MBS of $55.7 million and $218.6 million, respectively.

PREPAYMENT RISK

Premiums arise when we acquire an MBS or loan at a price in excess of their unpaid principal balance. Conversely, discounts arise when we acquire an MBS or loan at a price below their unpaid principal balance. Premiums paid are amortized against interest income and accretable purchase discounts on these investments are accreted to interest income. Purchase premiums, which are primarily carried on our Single-family rental and Non-QM loans, are amortized against interest income over the life of the investment using the effective yield method, adjusted for actual prepayment activity. An increase in the prepayment rate, as measured by the CPR, will typically accelerate the amortization of purchase premiums, thereby reducing the interest income earned on these assets. Fees payable by borrowers on the early repayment of certain of our Business purpose and Non-QM loans serve to mitigate the impact on our income of higher prepayment rates.

In addition, increased prepayments are generally associated with decreasing market interest rates as borrowers are able to refinance their mortgages at lower rates. Therefore, increased prepayments on our investments may accelerate the redeployment of our capital to generally lower yielding investments. Similarly, decreased prepayments are generally associated with increasing market interest rates and may slow our ability to redeploy capital to generally higher yielding investments.

Item 8. Financial Statements and Supplementary Data.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
MFA Financial, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of MFA Financial, Inc. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income/(loss), changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes and financial statement schedule IV – Mortgage Loans on Real Estate (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 20, 2026 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of the valuation of residential whole loans, at fair value

As discussed in Notes 2, 3 and 13 to the consolidated financial statements, the Company records certain residential whole loans at fair value on its consolidated balance sheet as a result of a fair value election made at the time of acquisition. As of December 31, 2025, the recorded balance of the Company's residential whole loans, at fair value was $7.7 billion. The Company determines the fair value of its residential whole loans held at fair value after considering valuations obtained from third-parties that specialize in providing valuations of residential mortgage loans. The valuation approach applied generally depends on whether the loan is considered performing or non-performing at the date the valuation is performed. For performing loans, estimates of fair value are derived using a discounted cash flow approach, where estimates of cash flows are determined from the scheduled payments, adjusted using forecasted prepayment, default and loss given default rates. For non-performing loans, asset liquidation cash flows are derived based on the estimated time to liquidate the loan, the estimated value of the collateral, expected costs and estimated home price levels. Estimated cash flows for both performing and non-performing loans are discounted at yields considered appropriate to arrive at a reasonable exit price for the asset.

We identified the assessment of the valuation of residential whole loans, at fair value, as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, was involved in determining certain of the estimate assumptions, including the forecasted prepayment, default and loss given default rates, property appraised value, and discount rate, which are not readily observable in the market and subject to significant measurement uncertainty. The evaluation of the methodologies and certain assumptions to determine the valuation of residential whole loans, at fair value, required subjective and complex auditor judgment as the assumptions used were sensitive to variation, such that minor changes in home prices and/or credit quality of the borrower can cause significant changes in the estimate.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's measurement of residential whole loans, at fair value. This included controls related to the Company's process to evaluate property appraised values and residential whole loan valuations. We involved valuation professionals with specialized skills and knowledge who assisted in evaluating the Company's internal controls specific to the assessment of the third-party developed valuation techniques and models.

We re-performed and assessed the Company's comparison of fair value estimates of residential whole loans obtained from third-parties that specialize in the valuation of residential mortgage loans.

We involved valuation professionals with specialized skills and knowledge, who assisted in:

- evaluating that the methodologies used by the Company in determining the property appraised value and residential whole loan fair value is in accordance with U.S. GAAP

- evaluating the methodology and assumptions used to determine the property appraised value used by the Company for a sample of residential whole loans at fair value

- evaluating certain assumptions used to determine the residential whole loan fair value used by the Company by comparing them to market research and relevant industry practices

- developing a fair value estimate for a selection of non-performing residential whole loans at fair value using the evaluated property appraised value, estimated time to liquidate the loan, expected liquidation costs, and home price index assumptions used by the Company and publicly available external market data collectively with independently developed valuation models and/or inputs and comparing the results of our estimate of fair value to the Company's fair value estimate and

- developing an independent fair value estimate for a selection of performing residential whole loans at fair value based on independently developed valuation models and/or inputs and comparing the results of our estimate of fair value to the Company's fair value estimate.

/s/ KPMG LLP

We have served as the Company's auditor since 2011.

New York, New York
February 20, 2026

MFA FINANCIAL, INC.
CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Per Share Amounts)	December 31, 2025	December 31, 2024
Assets:		
Residential whole loans, net ($7,717,007 and $7,511,210 held at fair value, respectively) *(1)(2)*	$ 8,810,354	$ 8,811,224
Securities, at fair value *(2)*	3,360,280	1,537,513
Cash and cash equivalents	213,211	338,931
Restricted cash	173,457	262,381
Other assets *(2)*	489,147	459,555
Total Assets	$ 13,046,449	$ 11,409,604
Liabilities:		
Financing agreements ($5,956,057 and $5,516,005 held at fair value, respectively)	$ 10,940,014	$ 9,155,461
Other liabilities	278,740	412,351
Total Liabilities	$ 11,218,754	$ 9,567,812
Commitments and contingencies (See Note 9)		
Stockholders' Equity:		
Preferred stock, $0.01 par value; 7.5% Series B cumulative redeemable; 12,050 and 8,050 shares authorized, respectively; 8,125 and 8,000 shares issued and outstanding, respectively ($203,132 and $200,000 aggregate liquidation preference, respectively)	$ 81	$ 80
Preferred stock, $0.01 par value; 6.5% Series C fixed-to-floating rate cumulative redeemable; 16,650 and 12,650 shares authorized, respectively; 11,286 and 11,000 shares issued and outstanding, respectively ($282,148 and $275,000 aggregate liquidation preference, respectively)	113	110
Common stock, $0.01 par value; 866,300 and 874,300 shares authorized, respectively; 101,663 and 102,083 shares issued and outstanding, respectively	1,017	1,021
Additional paid-in capital, in excess of par	3,718,350	3,711,046
Accumulated deficit	(1,895,541)	(1,879,941)
Accumulated other comprehensive income	3,675	9,476
Total Stockholders' Equity	$ 1,827,695	$ 1,841,792
Total Liabilities and Stockholders' Equity	$ 13,046,449	$ 11,409,604

(1) Includes approximately $7.6 billion and $6.9 billion of Residential whole loans transferred to consolidated variable interest entities ("VIEs") at December 31, 2025 and December 31, 2024, respectively. Such assets can be used only to settle the obligations of each respective VIE.
(2) See Note 6 for information regarding the Company's pledged assets.

The accompanying notes are an integral part of the consolidated financial statements.

MFA FINANCIAL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

		For the Year Ended December 31,				
(In Thousands, Except Per Share Amounts)		2025		2024		2023
Interest Income:						
Residential whole loans	$	605,611	$	633,556	$	537,883
Securities, at fair value		121,258		61,110		42,376
Other interest-earning assets		1,964		7,058		9,027
Cash and cash equivalent investments		16,231		22,241		16,311
Interest Income	$	745,064	$	723,965	$	605,597
Interest Expense:						
Asset-backed and other collateralized financing arrangements	$	495,549	$	500,026	$	413,517
Other interest expense		18,431		21,208		15,601
Interest Expense	$	513,980	$	521,234	$	429,118
Net Interest Income	$	231,084	$	202,731	$	176,479
Reversal/(Provision) for Credit Losses on Residential Whole Loans	$	(936)	$	3,084	$	8,853
Reversal/(Provision) for Credit Losses on Other Assets		—		(1,135)		—
Net Interest Income after Reversal/(Provision) for Credit Losses	$	230,148	$	204,680	$	185,332
Other Income/(Loss), net:						
Net gain/(loss) on residential whole loans measured at fair value through earnings	$	133,689	$	45,994	$	89,850
Impairment and other net gain/(loss) on securities and other portfolio investments		61,543		(10,869)		6,225
Net gain/(loss) on real estate owned		(6,760)		3,136		9,392
Net gain/(loss) on derivatives used for risk management purposes		(35,544)		78,503		3,761
Net gain/(loss) on securitized debt measured at fair value through earnings		(55,216)		(64,813)		(99,589)
Lima One mortgage banking income		22,848		32,944		43,384
Net realized gain/(loss) on residential whole loans held at carrying value		(882)		418		(1,240)
Other, net		(18,723)		115		11,331
Other Income/(Loss), net	$	100,955	$	85,428	$	63,114
Operating and Other Expense:						
Compensation and benefits	$	77,669	$	87,654	$	85,799
Other general and administrative expense		41,740		44,254		43,869
Loan servicing, financing and other related costs		33,446		35,306		34,136
Amortization of intangible assets		2,200		3,200		4,200
Operating and Other Expense	$	155,055	$	170,414	$	168,004
Income/(loss) before income taxes	$	176,048	$	119,694	$	80,442
Provision for/(benefit from) income taxes	$	(735)	$	443	$	278
Net Income/(Loss)	$	176,783	$	119,251	$	80,164
Less Preferred Stock Dividend Requirement	$	40,318	$	32,875	$	32,875
Net Income/(Loss) Available to Common Stock and Participating Securities	$	136,465	$	86,376	$	47,289
Basic Earnings/(Loss) per Common Share	$	1.31	$	0.83	$	0.46
Diluted Earnings/(Loss) per Common Share	$	1.30	$	0.82	$	0.46

The accompanying notes are an integral part of the consolidated financial statements.

MFA FINANCIAL, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

	For the Year Ended December 31,		
(In Thousands)	2025	2024	2023
Net income/(loss)	$ 176,783	$ 119,251	$ 80,164
Other Comprehensive Income/(Loss):			
Unrealized gains/(losses) on securities available-for-sale	(5,575)	1,764	(2,873)
Reclassification adjustment for securities sales included in net income/(loss)	(226)	(9,986)	(770)
Changes in fair value of financing agreements at fair value due to changes in instrument-specific credit risk	—	—	—
Other Comprehensive Income/(Loss)	(5,801)	(8,222)	(3,643)
Comprehensive Income/(Loss) before preferred stock dividends	$ 170,982	$ 111,029	$ 76,521
Dividends required on preferred stock	(40,318)	(32,875)	(32,875)
Comprehensive Income/(Loss) Available to Common Stock and Participating Securities	$ 130,664	$ 78,154	$ 43,646

The accompanying notes are an integral part of the consolidated financial statements.

MFA FINANCIAL, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In Thousands, Except Per Share Amounts)	Preferred Stock 7.5% Series B Cumulative Redeemable - Liquidation Preference $25.00 per Share Shares	Amount	Preferred Stock 6.5% Series C Fixed-to-Floating Cumulative Redeemable - Liquidation Preference $25.00 per Share Shares	Amount	Common Stock Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total
Balance at December 31, 2024	8,000	$ 80	11,000	$ 110	102,083	$ 1,021	$ 3,711,046	$ (1,879,941)	$ 9,476	$ 1,841,792
Net income/(Loss)	—	—	—	—	—	—	—	176,783	—	176,783
Issuance of preferred stock, net of expenses	125	1	286	3	—	—	9,307	—	—	9,311
Issuance of common stock, net of expenses	—	—	—	—	1,100	11	(68)	—	—	(57)
Repurchase of shares of common stock (1)	—	—	—	—	(1,520)	(15)	(15,303)	—	—	(15,318)
Equity based compensation expense	—	—	—	—	—	—	12,061	—	—	12,061
Change in accrued dividends attributable to stock-based awards	—	—	—	—	—	—	1,307	(2,626)	—	(1,319)
Dividends declared on common stock ($1.44 per share)	—	—	—	—	—	—	—	(147,305)	—	(147,305)
Dividends declared on Series B Preferred Stock ($1.875 per share)	—	—	—	—	—	—	—	(15,064)	—	(15,064)
Dividends declared on Series C Preferred Stock ($2.278731 per share)	—	—	—	—	—	—	—	(25,254)	—	(25,254)
Dividends attributable to dividend equivalents	—	—	—	—	—	—	—	(2,134)	—	(2,134)
Change in unrealized losses on securities, net	—	—	—	—	—	—	—	—	(5,801)	(5,801)
Balance at December 31, 2025	8,125	$ 81	11,286	$ 113	101,663	$ 1,017	$ 3,718,350	$ (1,895,541)	$ 3,675	$ 1,827,695

(In Thousands, Except Per Share Amounts)	Preferred Stock 7.5% Series B Cumulative Redeemable - Liquidation Preference $25.00 per Share Shares	Amount	Preferred Stock 6.5% Series C Fixed-to-Floating Cumulative Redeemable - Liquidation Preference $25.00 per Share Shares	Amount	Common Stock Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total
Balance at December 31, 2023	8,000	$ 80	11,000	$ 110	101,916	$ 1,019	$ 3,698,767	$ (1,817,759)	$ 17,698	$ 1,899,915
Net Income/(Loss)	—	—	—	—	—	—	—	119,251	—	119,251
Issuance of common stock, net of expenses	—	—	—	—	298	3	(79)	—	—	(76)
Repurchase of shares of common stock (1)	—	—	—	—	(131)	(1)	(1,491)	—	—	(1,492)
Equity based compensation expense	—	—	—	—	—	—	13,664	—	—	13,664
Change in accrued dividends attributable to stock-based awards	—	—	—	—	—	—	185	(4,437)	—	(4,252)
Dividends declared on common stock ($1.40 per share)	—	—	—	—	—	—	—	(142,916)	—	(142,916)
Dividends declared on Series B Preferred Stock ($1.875 per share)	—	—	—	—	—	—	—	(15,000)	—	(15,000)
Dividends declared on Series C Preferred Stock ($1.625 per share)	—	—	—	—	—	—	—	(17,875)	—	(17,875)
Dividends attributable to dividend equivalents	—	—	—	—	—	—	—	(1,205)	—	(1,205)
Change in unrealized losses on securities, net	—	—	—	—	—	—	—	—	(8,222)	(8,222)
Balance at December 31, 2024	8,000	$ 80	11,000	$ 110	102,083	$ 1,021	$ 3,711,046	$ (1,879,941)	$ 9,476	$ 1,841,792

MFA FINANCIAL, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In Thousands, Except Per Share Amounts)	Preferred Stock 7.5% Series B Cumulative Redeemable - Liquidation Preference $25.00 per Share Shares	Amount	Preferred Stock 6.5% Series C Fixed-to-Floating Cumulative Redeemable - Liquidation Preference $25.00 per Share Shares	Amount	Common Stock Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total
Balance at December 31, 2022	8,000	$ 80	11,000	$ 110	101,802	$ 1,018	$ 3,684,291	$ (1,717,991)	$ 21,341	$ 1,988,849
Net Income/(Loss)	—	—	—	—	—	—	—	80,164	—	80,164
Issuance of common stock, net of expenses	—	—	—	—	172	1	(7)	—	—	(6)
Repurchase of shares of common stock (1)	—	—	—	—	(58)	—	(600)	—	—	(600)
Equity based compensation expense	—	—	—	—	—	—	14,526	—	—	14,526
Change in accrued dividends attributable to stock-based awards	—	—	—	—	—	—	557	(3,933)	—	(3,376)
Dividends declared on common stock ($1.67 per share)	—	—	—	—	—	—	—	(142,681)	—	(142,681)
Dividends declared on Series B Preferred Stock ($1.875 per share)	—	—	—	—	—	—	—	(15,000)	—	(15,000)
Dividends declared on Series C Preferred Stock ($1.625 per share)	—	—	—	—	—	—	—	(17,875)	—	(17,875)
Dividends attributable to dividend equivalents	—	—	—	—	—	—	—	(443)	—	(443)
Change in unrealized losses on securities, net	—	—	—	—	—	—	—	—	(3,643)	(3,643)
Balance at December 31, 2023	8,000	$ 80	11,000	$ 110	101,916	$ 1,019	$ 3,698,767	$ (1,817,759)	$ 17,698	$ 1,899,915

(1) For the year ended December 31, 2025, includes approximately $5.3 million (493,848 shares) surrendered for tax purposes related to equity-based compensation awards. For the year ended December 31, 2024, includes approximately $1.5 million (129,949 shares) surrendered for tax purposes related to equity-based compensation awards. For the year ended December 31, 2023, includes approximately $0.6 million (58,505 shares) surrendered for tax purposes related to equity-based compensation awards.

The accompanying notes are an integral part of the consolidated financial statements.

MFA FINANCIAL, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS

(In Thousands)	For the Year Ended December 31,		
	2025	2024	2023
Cash Flows From Operating Activities:			
Net income/(loss)	$ 176,783	$ 119,251	$ 80,164
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:			
Net (gain)/loss on residential whole loans	(138,840)	(54,227)	(87,379)
Impairment and other net (gain)/loss on securities and other portfolio investments, net	(61,543)	9,190	(7,058)
Net (gain)/loss on real estate owned	6,887	(2,729)	(9,512)
Accretion of purchase discounts and amortization of purchase premiums on residential whole loans and securities	1,228	(5,492)	(18,968)
Provision/(reversal of provision) for credit losses on residential whole loans and other assets	936	(1,949)	(6,845)
Net (gain)/loss on derivatives used for risk management purposes	65,612	(2,478)	93,828
Net (gain)/loss on securitized debt measured at fair value through earnings	42,003	51,975	86,402
Net margin received/(paid) for derivatives used for risk management purposes	(96,068)	723	(35,643)
Net other non-cash (gains)/losses included in net income	67,399	69,267	31,719
(Increase)/decrease in other assets	4,465	25,132	(80,930)
Increase/(decrease) in other liabilities	7,383	(8,543)	62,961
Net cash provided by/(used in) operating activities	$ 76,245	$ 200,120	$ 108,739
Cash Flows From Investing Activities:			
Purchases and origination of residential whole loans, loan related investments and capitalized advances	$ (2,688,693)	$ (2,749,400)	$ (2,914,915)
Proceeds from sales of residential whole loans	274,921	654,143	345,656
Principal payments on residential whole loans and loan related investments	2,436,939	2,202,207	1,445,759
Purchases of securities	(2,162,706)	(869,149)	(588,915)
Proceeds from sales of securities and other assets	46,813	45,619	23,294
Principal payments on securities	289,649	84,018	35,626
Proceeds from sales of real estate owned	96,429	86,145	115,026
Other investing activities	(78,853)	121,820	(11,121)
Net cash provided by/(used in) investing activities	$ (1,785,501)	$ (424,597)	$ (1,549,590)
Cash Flows From Financing Activities:			
Principal payments on financing agreements with mark-to-market collateral provisions	$ (2,695,221)	$ (2,665,761)	$ (2,910,832)
Proceeds from borrowings under financing agreements with mark-to-market collateral provisions	4,343,097	2,905,130	3,049,030
Principal payments on other collateralized financing agreements	(1,901,450)	(2,646,310)	(1,997,811)
Proceeds from borrowings under other collateralized financing agreements	1,980,927	2,984,706	3,503,400
Payments made for other collateralized financing agreement related costs	(10,892)	(7,457)	(12,593)
Redemption and repurchase of convertible senior notes	—	(209,558)	(20,228)
Proceeds from issuance of senior notes	—	182,676	—
Payments made for settlements and unwinds of Swaps	(27,278)	(27,530)	—
Proceeds from issuance of preferred stock, net of expenses	9,311	—	—
Proceeds from issuances of common stock, net of expenses	(68)	(81)	(7)
Payments made for the repurchase of common stock	(15,313)	(1,491)	—
Dividends paid on preferred stock	(40,317)	(32,875)	(32,875)
Dividends paid on common stock and dividend equivalents	(148,184)	(143,871)	(143,103)
Net cash provided by/(used in) financing activities	$ 1,494,612	$ 337,578	$ 1,434,981
Net increase/(decrease) in cash, cash equivalents and restricted cash	$ (214,644)	$ 113,101	$ (5,870)
Cash, cash equivalents and restricted cash at beginning of period	$ 601,312	$ 488,211	$ 494,081
Cash, cash equivalents and restricted cash at end of period	$ 386,668	$ 601,312	$ 488,211
Supplemental Disclosure of Cash Flow Information			
Cash paid for interest	$ 508,308	$ 516,224	$ 418,135
Non-cash Investing and Financing Activities:			
Transfer from residential whole loans to real estate owned	$ 107,105	$ 103,666	$ 84,662
Transfer from commercial loans to real estate owned	$ —	$ 15,217	$ 22,716
Dividends and dividend equivalents declared and unpaid	$ 37,136	$ 36,039	$ 35,789
Receivable for sale of unsettled residential whole loans	$ —	$ —	$ 14,033
Payable for unsettled investment purchases	$ —	$ 63,094	$ 103,654

The accompanying notes are an integral part of the consolidated financial statements.

1. Organization

MFA Financial, Inc. (the "Company") was incorporated in Maryland on July 24, 1997 and began operations on April 10, 1998. The Company has elected to be treated as a real estate investment trust ("REIT") for U.S. federal income tax purposes. In order to maintain its qualification as a REIT, the Company must comply with a number of requirements under federal tax law, including that it must distribute at least 90% of its annual REIT taxable income to its stockholders. The Company has elected to treat certain of its subsidiaries as taxable REIT subsidiaries ("TRS"). In general, a TRS may hold assets and engage in activities that the Company cannot hold or engage in directly and generally may engage in any real estate or non-real estate related business (see Note 8).

2. Summary of Significant Accounting Policies

(a) Basis of Presentation and Consolidation

The accompanying consolidated financial statements of the Company have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although the Company's estimates contemplate current conditions and how it expects them to change in the future, it is reasonably possible that actual conditions could differ from those estimates, which could materially impact the Company's results of operations and its financial condition. Management has made significant estimates in several areas: impairment, valuation allowances and loss allowances on residential whole loans (see Note 3), certain securities designated as available-for-sale ("AFS") (see Note 4), certain Other assets (see Note 5), valuation of Securities, at fair value (see Notes 4 and 13), income recognition and valuation of residential whole loans (see Notes 3 and 13), valuation of financing agreements (Notes 6 and 13), and valuation of derivative instruments (see Notes 5(e) and 13). In addition, estimates are used in the determination of taxable income used in the assessment of REIT compliance and contingent liabilities for related taxes, penalties and interest (see Note 8), and litigation liability (Note 9(e)). Actual results could differ from those estimates.

The consolidated financial statements of the Company include the accounts of all subsidiaries. All intercompany accounts and transactions have been eliminated. In addition, the Company consolidates entities established to facilitate transactions related to the acquisition and securitization of residential whole loans. Certain prior period amounts have been reclassified to conform to the current period presentation.

(b) Residential Whole Loans (including Residential Whole Loans transferred to consolidated VIEs)

Residential whole loans included in the Company's consolidated balance sheets are primarily comprised of pools of fixed- and adjustable-rate residential mortgage loans acquired through consolidated trusts in secondary market transactions or originated by our indirect wholly owned subsidiary, Lima One Capital, LLC (together with its parent company, Lima One Holdings, LLC, "Lima One"). The accounting model utilized by the Company is determined at the time each loan package is initially acquired or each loan is originated. Prior to the second quarter of 2021, the Company typically elected the fair value option on loans that were 60 or more days delinquent at purchase. All other loans purchased prior to the second quarter of 2021 were typically held at carrying value. Starting in the second quarter of 2021, the Company began to elect the fair value option for all loans originated or acquired. The accounting model initially applied to loan originations and acquisitions is not permitted to be subsequently changed. Consequently, the Company is not permitted to retroactively apply fair value accounting to loans held at carrying value acquired in periods prior to the second quarter of 2021.

The Company's residential whole loans pledged as collateral against financing agreements are included in the consolidated balance sheets with amounts pledged disclosed in Note 6. Purchases and sales of residential whole loans are recorded on the settlement date.

The Company's residential whole loans are primarily comprised of: (i) loans to finance (or refinance) one-to-four family residential properties that are not considered to meet the definition of a "Qualified Mortgage" in accordance with guidelines adopted by the Consumer Financial Protection Bureau ("Non-QM loans"), (ii) business purpose loans primarily originated by Lima One, to finance (or refinance) non-owner occupied one-to-four family residential properties that are rented to one or more tenants ("Single-family rental loans"), (iii) short-term business purpose loans primarily originated by Lima One, collateralized by residential properties made to non-occupant borrowers that generally intend to rehabilitate or construct residential housing and then refinance or sell the properties ("Single-family transitional loans"), (iv) short-term business purpose loans primarily originated by Lima One, collateralized by multifamily properties, typically with a loan balance below $10 million, made to non-occupant borrowers that generally intend to moderately rehabilitate or stabilize and then refinance or sell the properties ("Multifamily transitional loans", collectively with Single-family transitional loans, "Transitional loans", also sometimes referred to as "Rehabilitation loans" or "Fix and Flip loans" and, collectively with Single-family rental loans, "Business purpose loans"), (v) loans primarily secured by residential real estate that were generally either non-performing or re-performing at acquisition ("Legacy RPL/NPL loans") and (vi) loans on investor properties that conform to the standards for purchase by a federally chartered corporation, such as the Federal National Mortgage Association ("Fannie Mae") or the Federal Home Loan Mortgage Corporation ("Freddie Mac") ("Agency eligible investor loans", which are included in "Other loans"). Residential whole loans are initially recorded at their purchase price (or amount funded for originated loans). Interest income is accrued based on each loan's current interest bearing balance and current interest rate. Interest income on loans acquired at a premium/discount to par is recorded each period based on the contractual coupon net of any amortization of premium or accretion of discount, adjusted for actual prepayment activity. For loans acquired with related servicing rights retained by the seller, interest income is reported net of related servicing costs.

For loans acquired prior to the second quarter of 2021 for which the fair value option was not elected, an allowance for credit losses is recorded at acquisition, and maintained on an ongoing basis, for all credit losses expected over the life of the respective loan. Any required credit loss allowance would reduce the net carrying value of the loan with a corresponding charge to earnings, and may increase or decrease over time. Judgments are required in determining any allowance for credit loss, including assumptions regarding the loan cash flows expected to be collected, the value of the underlying collateral and the ability of the Company to collect on any other forms of security, such as a personal guaranty provided either by the borrower or an affiliate of the borrower.

Income recognition is suspended, and interest accruals are reversed against income, for loans at the earlier of the date on which payments become 90 days past due or when, in the opinion of management, a full recovery of income and principal becomes doubtful (i.e., such loans are placed on nonaccrual status). For nonaccrual loans, interest income is recorded when interest payments are received. Interest accruals are resumed when the loan becomes contractually current. A loan is written off when it is no longer realizable and/or it is legally discharged.

Charge-offs to the allowance for loan losses occur when losses are confirmed through the receipt of cash or other consideration from the completion of a sale; when a modification or restructuring takes place in which we grant a concession to a borrower or agree to a discount in full or partial satisfaction of the loan; when we take ownership and control of the underlying collateral in full satisfaction of the loan; when loans are reclassified as other investments; or when significant collection efforts have ceased and it is highly likely that a loss has been realized.

The aggregate allowance for credit losses is equal to the sum of the losses expected over the life of each respective loan. Expected losses are generally calculated based on the estimated probability of default and loss severity of loans in the portfolio, which involves projecting each loan's expected cash flows based on their contractual terms, expected prepayments, and estimated default and loss severity rates. The expected losses in these projected cash flows are not discounted. The default and severity rates were estimated based on the following steps: (i) obtained the Company's historical experience through an entire economic cycle for each loan type or, to the extent the Company did not have sufficient historical loss experience for a given loan type, publicly available data derived from the historical loss experience of certain banks, which data the Company believes is generally representative of its portfolio, (ii) obtained historical economic data (U.S. unemployment rates and home price appreciation) over the same period, and (iii) estimated default and severity rates during three distinct future periods based on historical default and severity rates during periods when economic conditions similar to those forecasted were experienced. The default and severity rates were applied to the estimated amount of loans outstanding during each future period, based on contractual terms and expected prepayments. Expected prepayments are estimated based on historical experience and current and expected future economic conditions, including market interest rates. The three periods were as follows: (i) a one-year forecast of economic conditions based on U.S. unemployment rates and home price appreciation, followed by (ii) a two-year "reversion" period during which economic conditions (U.S. unemployment rates and home price appreciation) are projected to revert to historical averages on a straight line basis, followed by (iii) the remaining life of each loan, during which period economic conditions (U.S. unemployment rates and home price appreciation) are projected to equal historical averages. In addition, a liability is established (and recorded in Other Liabilities) each period using a similar methodology for committed but undrawn loan amounts. The Company forecasts future economic conditions based on forecasts provided by an external preparer of economic forecasts, as well as its own knowledge of the market and its portfolio. The Company may consider multiple scenarios and select the one that it believes results in the most reasonable estimate of expected losses. The Company may apply qualitative adjustments to these results as further described in Note 3. For certain loans where foreclosure has been deemed to be probable, loss estimates are based on whether the value of the underlying collateral is sufficient to recover the carrying value of the loan. This methodology has not changed significantly from the calculation of the allowance for credit losses in prior periods, although certain modeling factors have been refined over time and the data utilized has, in some cases, been updated to better align with actual and expected loss experiences.

Certain Legacy RPL/NPL loans acquired by the Company for which the Company did not elect the fair value option are accounted for as credit deteriorated as they have experienced a deterioration in credit quality since origination and prior to our purchase and were acquired at discounted prices that reflect, in part, the impaired credit history of the borrower. Substantially all of these loans have previously experienced payment delinquencies and the amount owed may exceed the value of the property pledged as collateral. Consequently, these loans generally have a higher likelihood of default than newly originated mortgage loans with loan-to-value ratios ("LTVs") of 80% or less to creditworthy borrowers. The Company believes that amounts paid to acquire these loans represent fair market value at the date of acquisition. Loans considered credit deteriorated are initially recorded at their purchase price on a net basis, after establishing an initial allowance for credit losses (their initial cost basis is equal to their purchase price plus the initial allowance for credit losses). Subsequent to acquisition, the gross recorded amount for these loans reflects the initial cost basis, plus accretion/amortization of interest income, less principal and interest cash flows received. These credit deteriorated loans are presented on the Company's consolidated balance sheets at carrying value, which reflects the recorded cost basis reduced by any allowance for credit losses. Interest income on such loans purchased is recorded each period based on the contractual coupon net of accretion/amortization of the difference between their cost basis and unpaid principal balance ("UPB"), subject to the Company's nonaccrual policy.

Loans Held-for-Sale

For loans for which the fair value option was not elected, once a decision has been made to sell loans previously classified as held for investment, such loans are considered held-for-sale and are carried at the lower of cost or fair value.

Residential Whole Loans at Fair Value

Certain of the Company's residential whole loans are presented at fair value on its consolidated balance sheets as a result of a fair value election made at the time of acquisition or origination. The Company generally considers accounting for these loans at fair value to be more reflective of the expected pattern of returns from these loans under current economic conditions. The Company determines the fair value of its residential whole loans held at fair value after considering portfolio valuations obtained from third-parties that specialize in providing valuations of residential mortgage loans and trading activity observed in the marketplace. Subsequent changes in fair value are reported in current period earnings and presented in Net gain/(loss) on residential whole loans measured at fair value through earnings on the Company's consolidated statements of operations.

Interest income is recorded on these loans based on their yield and is presented as part of interest income in the Company's consolidated statements of operations. Cash outflows associated with loan-related advances made by the Company on behalf of the borrower are included in the basis of the loan and are reflected in unrealized gains or losses reported each period. Income and costs associated with originating loans on which the fair value option was elected are recorded in other income and expense, respectively, in the period in which they are earned or incurred.

(c) Securities, at Fair Value

Residential Mortgage Securities

The Company has invested in residential mortgage-backed securities ("MBS") that are issued or guaranteed as to principal and/or interest by a federally chartered corporation, such as Fannie Mae or Freddie Mac, or an agency of the U.S. Government, such as the Government National Mortgage Association ("Ginnie Mae") (collectively, "Agency MBS"), and residential MBS that are not guaranteed by any agency of the U.S. Government or any federally chartered corporation ("Non-Agency MBS"). In addition, the Company has investments in credit risk transfer ("CRT") securities that are issued by or sponsored by Fannie Mae and Freddie Mac. The coupon payments on CRT securities are paid by the issuer and the principal payments received are dependent on the performance of loans in either a reference pool or an actual pool of loans. As the loans in the underlying pool are paid, the principal balance of the CRT securities is paid. As an investor in a CRT security, the Company may incur a principal loss if the performance of the actual or reference pool loans results in either an actual or calculated loss that exceeds the credit enhancement of the security owned by the Company.

Term Notes Backed by Mortgage Servicing Rights ("MSR") Collateral

The Company has invested in term notes that are issued by special purpose vehicles ("SPV") that have acquired rights to receive cash flows representing the servicing fees and/or excess servicing spread associated with certain MSRs. The Company considers payment of principal and interest on these term notes to be largely dependent on the cash flows generated by the underlying MSRs as this impacts the cash flows available to the SPV that issued the term notes. Credit risk borne by the holders of the term notes is also mitigated by structural credit support in the form of over-collateralization. Credit support is also provided by a corporate guarantee from the ultimate parent or sponsor of the SPV that is intended to provide for payment of interest and principal to the holders of the term notes if cash flows generated by the underlying MSRs are insufficient. During the second quarter of 2025, the term notes backed by MSR collateral were repaid in full.

Designation

Securities that the Company generally intends to hold until maturity, but that it may sell from time to time as part of the overall management of its business, are designated as AFS. Such securities, which include term notes backed by MSR collateral and certain CRT securities, are carried at their fair value with unrealized gains and losses excluded from earnings (except when an allowance for loan losses is recognized, as discussed below) and reported in accumulated other comprehensive income/(loss) ("AOCI"), a component of Stockholders' Equity.

Upon the sale of an AFS security, any unrealized gain or loss is reclassified out of AOCI to earnings as a realized gain or loss using the specific identification method.

The Company has elected the fair value option for its Agency and Non-Agency MBS and certain of its CRT securities. These securities are carried at their fair value with changes in fair value included in earnings for the period and reported in Other Income/ (Loss), net on the Company's consolidated statements of operations.

Revenue Recognition, Premium Amortization and Discount Accretion

Interest income on securities is accrued based on their outstanding principal balance and their contractual terms. Premiums and discounts associated with MBS assessed as high credit quality at the time of purchase are amortized into interest income over the life of such securities using the effective yield method. Adjustments to premium amortization are made for actual prepayment activity. Premiums and discounts associated with MBS not assessed as high credit quality at the time of purchase are amortized into interest income over the life of such securities using the effective yield method based upon current expected future cash flows. Any adjustment to yield is made on a prospective basis.

Determination of Fair Value for Securities

In determining the fair value of the Company's residential mortgage securities, management considers a number of observable market data points, including prices obtained from pricing services, brokers and repurchase agreement counterparties, dialogue with market participants, as well as management's observations of market activity (see Note 13). For term notes backed by MSR collateral, other factors taken into consideration include estimated changes in fair value of the related underlying MSR collateral, as applicable, and the financial performance of the ultimate parent or sponsoring entity of the issuer, which has provided a guarantee that is intended to provide for payment of interest and principal to the holders of the term notes if cash flows generated by the related underlying MSR collateral are insufficient.

Allowance for Credit Losses

When the fair value of an AFS security is less than its amortized cost basis at the balance sheet date, the security is considered impaired. The Company assesses its impaired securities, as well as securities for which a credit loss allowance had been previously recorded, on at least a quarterly basis and determines whether any changes to the allowance for credit losses are required. If the Company intends to sell an impaired security, or it is more likely than not that it will be required to sell the impaired security before its anticipated recovery, then the Company must recognize a write down through charges to earnings equal to the entire difference between the investment's amortized cost basis and its fair value at the balance sheet date. If the Company does not expect to sell an impaired security, only the portion of the impairment related to credit losses is recognized through a loss allowance charged to earnings with the remainder recognized through AOCI on the Company's consolidated balance sheets. Impairments recognized through other comprehensive income/(loss) ("OCI") do not impact earnings. Credit loss allowances are subject to reversal through earnings resulting from improvements in expected cash flows. The determination as to whether to record (or reverse) a credit loss allowance is subjective, as such determinations are based on factual information available at the time of assessment as well as the Company's estimates of future performance and cash flow projections. As a result, the timing and amount of losses constitute material estimates that are susceptible to significant change (see Note 4).

Balance Sheet Presentation

The Company's securities pledged as collateral against financing agreements and derivatives are included on the consolidated balance sheets with the fair value of the securities pledged disclosed in Notes 6 and 5, respectively. Purchases and sales of securities are recorded on the trade date.

(d) Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit with financial institutions and investments in money market funds, all of which have original maturities of three months or less. Cash and cash equivalents may also include cash pledged as collateral to the Company by its financing counterparties as a result of reverse margin calls (i.e., margin calls made by the Company). The Company did not hold any cash pledged by its counterparties at December 31, 2025 and December 31, 2024. At December 31, 2025 and December 31, 2024, the Company had cash and cash equivalents of $213.2 million and $338.9 million, respectively. At December 31, 2025 and December 31, 2024, the Company had $181.3 million and $217.8 million, respectively, of investments in overnight money market funds, which are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation ("FDIC") or any other government agency. In addition, deposits in FDIC insured accounts generally exceed insured limits (see Notes 6 and 13).

(e) Restricted Cash

Restricted cash primarily represents the Company's cash collections held in connection with certain of the Company's financing agreements, derivative financial instruments, consolidated securitization trusts and/or loan servicing activities that are not available to the Company for general corporate purposes. Restricted cash may be applied against amounts due to financing agreements, derivative financial instrument counterparties and/or trust obligations or may be returned to the Company when the related collateral requirements are exceeded or at the maturity of financing agreements, Swaps and/or securitizations. The Company had aggregate restricted cash of $173.5 million and $262.4 million at December 31, 2025 and December 31, 2024, respectively (see Notes 5(e), 6 and 13).

(f) Goodwill & Intangible Assets

At December 31, 2025 and December 31, 2024, the Company had goodwill of $61.1 million, which represents the excess of the fair value of consideration paid over the fair value of net assets acquired in connection with the acquisition of Lima One, and other intangible assets of $2.6 million and $4.8 million, respectively (net of amortization), primarily comprised of customer relationships (fully amortized as of June 30, 2025), non-competition agreements (fully amortized as of June 30, 2022), trademarks and trade names, and internally developed software recognized as part of the acquisition of Lima One (see Note 5(b)). The intangible assets are amortized over their expected useful lives, which ranged from one to ten years at acquisition. Goodwill, which is not subject to amortization, and intangible assets are tested for impairment at least annually, or more frequently under certain circumstances that could reduce the fair value of the Lima One reporting unit (a component of the Lima One segment) below its carrying amount. Through December 31, 2025, the Company had not recognized any impairment against its goodwill or intangible assets. Goodwill and intangible assets are included in Other assets on the Company's consolidated balance sheets.

(g) Real Estate Owned ("REO")

REO represents real estate acquired by the Company, including through foreclosure, deed in lieu of foreclosure, or purchased in connection with the acquisition of residential whole loans. Generally, REO acquired through foreclosure or deed in lieu of foreclosure is initially recorded at fair value less estimated selling costs. REO acquired in connection with the acquisition of residential whole loans is initially recorded at its purchase price. Subsequent to acquisition, REO is reported, at each reporting date, at the lower of the current carrying amount or fair value less estimated selling costs and for presentation purposes is included in Other assets on the Company's consolidated balance sheets. Changes in fair value that result in an adjustment to the reported amount of an REO property that has a fair value at or below its carrying amount are reported in Other Income/(Loss), net on the Company's consolidated statements of operations (see Note 5).

Certain multifamily REO properties and Commercial properties held within unconsolidated VIEs acquired by the Company are not immediately available for sale because we generally intend to stabilize the operations at such properties. Therefore, each property is measured at fair value at acquisition and then depreciated over the expected useful life. The amounts reported in the balance sheet at any given period represent the amortized cost basis of the property until there is a planned sale, at which point the carrying value would be updated to fair value less estimated selling costs.

(h) Leases and Depreciation

Leases

The Company records its operating lease liabilities and operating lease right-of-use assets on its consolidated balance sheets. The operating lease liabilities are equal to the present value of the remaining fixed lease payments (excluding real estate tax and operating expense escalations) discounted at the Company's estimated incremental borrowing rate at the date of lease commencement, and the operating lease right-of-use assets are equal to the operating lease liabilities adjusted for lease incentives and initial direct costs. As lease payments are made, the operating lease liabilities are reduced to the present value of the remaining lease payments and the operating lease right-of-use assets are reduced by the difference between the lease expense (straight-lined over the lease term) and the theoretical interest expense amount (calculated using the incremental borrowing rate at the date of lease commencement). See Notes 5 and 9 for further discussion on leases.

Leasehold Improvements, Real Estate and Other Depreciable Assets

Depreciation is computed on the straight-line method over the estimated useful life of the related assets or, in the case of leasehold improvements, over the shorter of the useful life or the lease term. Furniture, fixtures, computers and related hardware have estimated useful lives ranging from five to fifteen years at the time of purchase. Multifamily REO properties have estimated useful lives of 30 years at the time of acquisition and Commercial properties held within unconsolidated VIEs have estimated useful lives of 39 years.

(i) Loan Securitization and Other Debt Issuance Costs

Loan securitization related costs are costs associated with the issuance of beneficial interests by consolidated VIEs and incurred by the Company in connection with various financing transactions completed by the Company. These costs may include underwriting, rating agency, legal, accounting, diligence, bank and other fees. Such costs, which reflect deferred charges (unless the debt is recorded at fair value, as discussed below), are included on the Company's consolidated balance sheets as a direct deduction from the corresponding debt liability. These deferred charges are amortized as an adjustment to interest expense using the effective interest method. For certain financing agreements, such costs are amortized over the shorter of the period to the expected or stated legal maturity of the debt instruments. The Company periodically reviews the recoverability of these deferred costs and, in the event an impairment charge is required, such amount will be included in Operating and Other Expense on the Company's consolidated statements of operations. To the extent that the Company has elected the fair value option for the related debt liability, these costs are expensed at the closing of the transaction.

(j) Mortgage servicing rights ("MSRs")

MSRs represent the contractual right to service residential mortgage loans. The Company generally recognizes MSRs created through the sale of loans it originates. Under the accounting guidance for transfers and servicing, the Company initially measures a mortgage servicing asset that qualifies for separate recognition at fair value on the date of transfer. The Company has elected to record its investments at fair value in order to provide users of the financial statements with better information regarding the effects of prepayment risk and other market factors on MSRs. Under this election, the Company records a valuation adjustment on its MSRs on a quarterly basis to recognize the changes in fair value in net income. MSRs are aggregated into pools as applicable; each pool of MSRs is accounted for in the aggregate. Income from MSRs, other than valuation adjustments, is recorded in Lima One mortgage banking income; valuation adjustments are recorded in Impairment and other net gain/(loss) on securities and other portfolio investments. Fair value is generally determined by discounting the expected future cash flows using discount rates that incorporate the market risks and liquidity premium specific to the MSRs.

(k) Financing Agreements

The Company finances the majority of its residential mortgage assets with financing agreements that include securitized debt, repurchase agreements and other forms of collateralized financing. Under repurchase agreements, the Company sells assets to a lender and agrees to repurchase the same assets in the future for a price that is higher than the original sale price. The difference between the sale price that the Company receives and the repurchase price that the Company pays represents interest paid to the lender. Although legally structured as sale and repurchase transactions, the Company accounts for repurchase agreements as secured borrowings. Under its repurchase agreements and other forms of collateralized financing, the Company pledges its assets as collateral to secure the borrowing, in an amount which is equal to a specified percentage of the fair value of the pledged collateral, while the Company retains beneficial ownership of the pledged collateral. At the maturity of a repurchase financing, unless the repurchase financing is renewed with the same counterparty, the Company is required to repay the loan including any accrued interest and concurrently receives back its pledged collateral from the lender. With the consent of the lender, the Company may renew a repurchase financing at the then prevailing financing terms. Margin calls, whereby a lender requires that the Company pledge additional assets or cash as collateral to secure borrowings under its repurchase financing with such lender, are routinely experienced by the Company when the value of the assets pledged as collateral declines as a result of principal amortization and prepayments or due to changes in market interest rates, spreads or other market conditions. The Company also may make margin calls on counterparties when collateral values increase.

Should a counterparty decide not to renew a financing arrangement at maturity, the Company must either refinance elsewhere or be in a position to satisfy the obligation. If, during the term of a financing, a lender should default on its obligation, the Company might experience difficulty recovering its pledged assets which could result in an unsecured claim against the lender for the difference between the amount loaned to the Company plus interest due to the counterparty and the fair value of the collateral pledged by the Company to such lender, including accrued interest receivable on such collateral (see Notes 6 and 13).

The Company has elected the fair value option on certain of its financing agreements. These agreements are reported at their fair value, with changes in fair value being recorded in earnings each period (or OCI, to the extent the change results from a change in instrument specific credit risk), as further detailed in Note 6. Interest expense on such financing agreements is recorded based on the current stated interest rate and outstanding principal balance in effect for the related agreement.

(l) Equity-Based Compensation

Compensation expense for equity-based awards that are subject to vesting conditions, is recognized ratably over the vesting period of such awards, based upon the fair value of such awards at the grant date.

The Company has made annual grants of restricted stock units ("RSUs") under the Company's Equity Compensation Plan (the "Equity Plan"), certain of which cliff vest after a three-year period, subject only to continued employment, and others of which cliff vest after a three-year period, subject to both continued employment and the achievement of certain performance criteria based on a formula tied to the Company's achievement of average total shareholder return ("TSR") during that three-year period, as well as the TSR of the Company relative to the TSR of a group of peer companies (over the three-year period) selected by the Compensation Committee of the Company's Board of Directors (the "Compensation Committee") at the date of grant. The features in these awards related to the attainment of TSR over a specified period constitute a "market condition," which impacts the amount of compensation expense recognized for these awards. Specifically, the uncertainty regarding the achievement of the market condition was reflected in the grant date fair value of the RSUs, which is recognized as compensation expense over the relevant vesting period. The amount of compensation expense recognized is not dependent on whether the market condition was or will be achieved.

(m) Earnings per Common Share ("EPS")

Basic EPS is computed using the two-class method, which includes the weighted-average number of shares of common stock outstanding during the period and an estimate of other securities that participate in dividends, if any, to arrive at total common equivalent shares. In applying the two-class method, earnings are allocated to both shares of common stock and estimated securities that participate in dividends based on their respective weighted-average shares outstanding for the period. In calculating basic EPS, no adjustment is made to income available to common stockholders for forfeitable dividends or dividend equivalents. For the diluted EPS calculation, common equivalent shares are further adjusted for the effect of RSUs outstanding that are unvested and have dividends that are subject to forfeiture, using the treasury stock method. Under the treasury stock method, common equivalent shares are calculated assuming that all dilutive common stock equivalents are exercised and the proceeds, along with future compensation expenses associated with such instruments (if any), are used to repurchase shares of the Company's outstanding common stock at the average market price during the reported period. In addition, the Company's 6.25% Convertible Senior Notes due 2024 (the "Convertible Senior Notes") were included in the calculation of diluted EPS if the assumed conversion into common shares was dilutive, using the "if-converted" method until their maturity and repayment in full. This calculation involved adding back the periodic interest expense associated with the Convertible Senior Notes to the numerator and by adding the shares that would have been issued in an assumed conversion (regardless of whether the conversion option is in or out of the money) to the denominator for the purposes of calculating diluted EPS (see Note 11).

(n) Comprehensive Income/(Loss)

The Company's comprehensive income/(loss) available to common stock and participating securities includes net income, the change in net unrealized gains/(losses) on its AFS securities and derivative hedging instruments (to the extent that such changes are not recorded in earnings), adjusted by realized net gains/(losses) reclassified out of AOCI for sold AFS securities and terminated hedging relationships, as well as the portion of unrealized gains/(losses) on its financing agreements held at fair value related to instrument-specific credit risk, and is reduced by dividends declared on the Company's preferred stock and issuance costs of redeemed preferred stock.

(o) Derivative Financial Instruments

The Company may use derivative instruments to economically hedge a portion of its exposure to market risks, including interest rate risk and prepayment risk. The objective of the Company's risk management strategy is to reduce fluctuations in net book value over a range of interest rate scenarios.

The Company has entered into interest rate swap agreements and ERIS swap futures (collectively, "Swaps") that are not designated as hedges for accounting purposes. Changes in the fair value of the Company's Swaps not designated in hedging transactions are recorded in Other Income/(Loss), net on the Company's consolidated statements of operations.

(p) Fair Value Measurements and the Fair Value Option for Financial Assets and Financial Liabilities

The Company's presentation of fair value for its financial assets and liabilities is determined within a framework that stipulates that the fair value of a financial asset or liability is an exchange price in an orderly transaction between market participants to sell the asset or transfer the liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. This definition of fair value focuses on exit price and prioritizes the use of market-based inputs over entity-specific inputs when determining fair value. In addition, the framework for measuring fair value establishes a three-level hierarchy for fair value measurements based upon the observability of inputs to the valuation of an asset or liability as of the measurement date.

In addition to the financial instruments that it is required to report at fair value, the Company has elected the fair value option for certain of its financial assets and liabilities at the time of acquisition or issuance. Subsequent changes in the fair value of these financial instruments are generally reported in Other Income/(Loss), net, in the Company's consolidated statements of operations. A decision to elect the fair value option for an eligible financial instrument, which may be made on an instrument by instrument basis, is irrevocable (see Notes 2(b), 2(c), 3, 4, and 13).

(q) Variable Interest Entities

An entity is referred to as a VIE if it meets at least one of the following criteria: (i) the entity has equity that is insufficient to permit the entity to finance its activities without the additional subordinated financial support of other parties; or (ii) as a group, the holders of the equity investment at risk lack (a) the power to direct the activities of an entity that most significantly impact the entity's economic performance; (b) the obligation to absorb the expected losses; or (c) the right to receive the expected residual returns; or (iii) the holders of the equity investment at risk have disproportional voting rights and the entity's activities are conducted on behalf of the investor that has disproportionately few voting rights.

The Company consolidates a VIE when it has both the power to direct the activities that most significantly impact the economic performance of the VIE and a right to receive benefits or absorb losses of the entity that could be potentially significant to the VIE. The Company is required to reconsider its evaluation of whether to consolidate a VIE each reporting period, based upon changes in the facts and circumstances pertaining to the VIE.

The Company has entered into several financing transactions which resulted in the Company forming entities to facilitate these transactions. In determining the accounting treatment to be applied to these transactions, the Company concluded that the entities used to facilitate these transactions are VIEs and that they should be consolidated. If the Company had determined that consolidation was not required, it would have then assessed whether the transfers of the underlying assets would qualify as sales or should be accounted for as secured financings under GAAP (see Note 14).

The Company also includes on its consolidated balance sheets certain financial assets and liabilities that are acquired/issued by trusts and/or other special purpose entities that have been evaluated as being required to be consolidated by the Company under the applicable accounting guidance.

The Company also has investments in certain VIEs, in which it is not considered to be the primary beneficiary and which are therefore not consolidated, but the VIEs are considered equity method investments. Each of these VIEs own a commercial property upon which the Company has foreclosed, as further described in Note 5.

(r) Offering Costs Related to Issuance and Redemption of Preferred Stock

Offering costs related to the issuance of preferred stock are recorded as a reduction in Additional paid-in capital, a component of Stockholders' Equity, at the time such preferred stock is issued. On redemption of preferred stock, any excess of the fair value of the consideration transferred to the holders of the preferred stock over the carrying amount of the preferred stock in the Company's consolidated balance sheets is included in the determination of Net Income Available to Common Stock and Participating Securities in the calculation of EPS.

(s) New Accounting Standards and Interpretations

As of December 31, 2025, there were no new accounting standards or interpretations adopted by the Company that had a material effect on its consolidated financial statements in 2025.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendment improves income tax disclosure requirements by requiring public business entities, on an annual basis, to provide disclosure of defined categories in the income tax rate reconciliation, as well as disclosure of income taxes paid, disaggregated by jurisdiction. As of December 31, 2025, the Company has adopted ASU 2023-09 using a retrospective approach and included the required disclosures in the notes to the financial statements for income taxes. The Company has enhanced its income tax disclosures included in Note 8, Income Taxes, to comply with the requirements. The adoption did not have a material impact on the Company's financial statements.

3. Residential Whole Loans

Included on the Company's consolidated balance sheets at December 31, 2025 and 2024 are approximately $8.8 billion and $8.8 billion, respectively, of residential whole loans generally arising from the Company's interests in certain trusts established to acquire the loans and certain entities established in connection with its loan securitization transactions. The Company has assessed that these entities are required to be consolidated for financial reporting purposes. Starting in the second quarter of 2021, the Company elected the fair value option for all loan acquisitions, including loans originated by Lima One subsequent to its acquisition by the Company. Prior to the second quarter of 2021, the fair value option was typically elected only for loans that were 60 or more days delinquent at purchase.

The following table presents the components of the Company's Residential whole loans, and the accounting model designated at December 31, 2025 and 2024:

(Dollars in Thousands)	Held at Carrying Value December 31, 2025	Held at Carrying Value December 31, 2024	Held at Fair Value December 31, 2025	Held at Fair Value December 31, 2024	Total December 31, 2025	Total December 31, 2024
Non-QM loans	$ 593,213	$ 722,392	$ 4,753,480	$ 3,568,694	$ 5,346,693	$ 4,291,086
Business purpose loans:						
Single-family rental loans *(1)*	$ 88,112	$ 108,203	$ 1,147,234	$ 1,248,197	$ 1,235,346	$ 1,356,400
Single-family transitional loans *(2) (3)*	7,051	22,430	711,294	1,078,425	718,345	1,100,855
Multifamily transitional loans	—	—	489,637	938,926	489,637	938,926
Total Business purpose loans	$ 95,163	$ 130,633	$ 2,348,165	$ 3,265,548	$ 2,443,328	$ 3,396,181
Legacy RPL/NPL loans	414,676	457,654	564,340	624,895	979,016	1,082,549
Other loans	—	—	51,022	52,073	51,022	52,073
Allowance for Credit Losses	(9,705)	(10,665)	—	—	(9,705)	(10,665)
Total Residential whole loans	$ 1,093,347	$ 1,300,014	$ 7,717,007	$ 7,511,210	$ 8,810,354	$ 8,811,224
Number of loans	4,941	5,582	18,824	18,588	23,765	24,170

(1) No loans were held for sale as of December 31, 2025 and December 31, 2024. There were no gains/(losses) on held-for-sale loans for the year ended December 31, 2025. For the year ended December 31, 2024, the Company recorded a $0.5 million gain on these loans resulting from their sale, which were held-for-sale as of December 31, 2023.

(2) Includes $300.2 million and $442.4 million of loans collateralized by new construction projects at origination as of December 31, 2025 and December 31, 2024, respectively.

(3) No loans were held-for-sale as of December 31, 2025 and December 31, 2024. For the three months ended March 31, 2025, the Company recorded a $0.5 million loss on these loans resulting from the adjustment of their carrying value to the lower of cost or market. For the three months ended June 30, 2025, the Company recorded a $0.3 million loss on these loans resulting from their sale. There were no gains/(losses) on held-for-sale loans for the three months ended September 30, 2025. There were no gains/(losses) on held-for-sale loans for the three months ended December 31, 2025. There were no gains/(losses) on held-for-sale loans for the twelve months ended December 31, 2024.

The following tables present additional information regarding the Company's Residential whole loans:

December 31, 2025

(Dollars In Thousands)	Asset Amount	Fair Value	Unpaid Principal Balance ("UPB")	Weighted Average Coupon (1) (2)	Weighted Average Term to Maturity (Months)	Weighted Average LTV Ratio (3)	Weighted Average Original FICO (4)	Aging by UPB Current	Past Due Days 30-59	60-89	90+	60+ Days Past Due %
Non-QM loans	$5,344,968	$5,332,533	$5,322,321	6.74 %	337	64 %	738	$4,929,485	$170,509	$ 47,154	$175,173	4.2 %
Business purpose loans:												
Single-family rental	$1,234,428	$1,237,464	$1,246,745	6.34 %	311	66 %	740	$1,193,041	$ 22,309	$ 4,165	$ 27,230	2.5 %
Single-family transitional (5)	717,303	717,702	732,059	10.31 %	6	69 %	750	599,798	48,180	2,535	81,546	11.5 %
Multifamily transitional (5)	489,637	489,637	531,804	10.17 %	1	64 %	749	399,686	44,523	32,905	54,690	16.5 %
Total business purpose loans	$2,441,368	$2,444,803	$2,510,608	8.31 %		66 %		$2,192,525	$115,012	$ 39,605	$163,466	8.1 %
Legacy RPL/NPL loans	972,996	992,120	1,097,698	5.09 %	245	54 %	646	757,826	125,621	47,620	166,631	19.5 %
Other loans	51,022	51,022	59,283	3.43 %	308	63 %	757	59,283	—	—	—	— %
Residential whole loans, total or weighted average	$8,810,354	$8,820,478	$8,989,910	6.98 %		64 %		$7,939,119	$411,142	$134,379	$505,270	7.1 %

December 31, 2024

(Dollars In Thousands)	Asset Amount	Fair Value	Unpaid Principal Balance ("UPB")	Weighted Average Coupon (1) (2)	Weighted Average Term to Maturity (Months)	Weighted Average LTV Ratio (3)	Weighted Average Original FICO (4)	Aging by UPB Current	Past Due Days 30-59	60-89	90+	60+ Days Past Due %
Non-QM loans	$4,288,961	$4,258,298	$4,408,660	6.50 %	339	64 %	735	$4,114,436	$124,765	$ 50,619	$118,840	3.8 %
Business purpose loans:												
Single-family rental	$1,356,034	$1,355,965	$1,416,705	6.36 %	321	68 %	739	$1,346,312	$ 15,661	$ 5,445	$ 49,287	3.9 %
Single-family transitional (5)	1,099,466	1,099,700	1,106,631	10.44 %	5	67 %	750	957,266	33,393	15,964	100,008	10.5 %
Multifamily transitional (5)	938,926	938,926	976,964	9.17 %	6	64 %	751	870,525	20,815	—	85,624	8.8 %
Total Business purpose loans	$3,394,426	$3,394,591	$3,500,300	8.43 %		67 %		$3,174,103	$ 69,869	$ 21,409	$234,919	7.3 %
Legacy RPL/NPL loans	1,075,764	1,090,991	1,222,258	5.15 %	253	55 %	647	831,844	129,081	45,074	216,259	21.4 %
Other loans	52,073	52,073	63,614	3.44 %	320	65 %	758	62,998	616	—	—	— %
Residential whole loans, total or weighted average	$8,811,224	$8,795,953	$9,194,832	7.06 %		64 %		$8,183,381	$324,331	$117,102	$570,018	7.5 %

(1) Weighted average is calculated based on the interest bearing principal balance of each loan within the related category. For loans acquired with servicing rights released by the seller, interest rates included in the calculation do not reflect loan servicing fees. For loans acquired with servicing rights retained by the seller, interest rates included in the calculation are net of servicing fees. Certain Transitional Loans contain contractual features which increase the loan's interest rate following an event of default. The weighted average coupon presented is calculated based on each loan's coupon rate without regard to post-default rate adjustments.

(2) For the quarter ended December 31, 2025, the gross coupon was 6.88% for Non-QM loans, 6.37% for Single-family rental loans, 10.32% for Single-family transitional loans, 10.18% for Multifamily transitional loans, and 5.10% for Legacy RPL/NPL loans. For the quarter ended December 31, 2024, the gross coupon was 6.65% for Non-QM loans, 6.39% for Single-family rental loans, 10.45% for Single-family transitional loans, 9.18% for Multifamily transitional loans, and 5.16% for Legacy RPL/NPL loans.

(3) LTV represents the ratio of the total unpaid principal balance of the loan to the estimated value of the collateral securing the related loan as of the most recent date available, which may be the origination date. Excluded from the calculation of weighted average are certain low value loans secured by vacant lots, for which the LTV ratio is not meaningful.

(4) Excludes loans for which no Fair Isaac Corporation ("FICO") score is available.

(5) For Single-family and Multifamily transitional loans, the LTV presented is the ratio of the maximum unpaid principal balance of the loan, including unfunded commitments, to the estimated "after repaired" value of the collateral securing the related loan, where available. For certain Single-family transitional loans, totaling $270.9 million and $445.6 million at December 31, 2025 and December 31, 2024, respectively, and certain Multifamily transitional loans, totaling $121.1 million and $252.1 million at December 31, 2025 and December 31, 2024, respectively, an after repaired valuation was not available. For these loans, the weighted average LTV is calculated based on the current unpaid principal balance and the as-is value of the collateral securing the related loan.

Sales of Residential Whole Loans

During 2025, Residential whole loans with an unpaid principal balance of $274.5 million were sold, realizing losses, before the impact of economic hedging and the reversal of previously recognized unrealized losses, of $14.0 million. Upon sale, the Company reversed $8.2 million of previously recognized unrealized losses, resulting in a net loss on sale of $5.8 million during the year. During 2024, Non-QM loans with an unpaid principal balance of $692.8 million were sold, realizing losses, before the impact of economic hedging gains and the reversal of previously recognized unrealized losses, of $42.0 million. Upon sale, the Company reversed $47.1 million of previously recognized unrealized losses, resulting in a net gain on sale of $5.1 million.

Allowance for Credit Losses

The following table presents a roll-forward of the allowance for credit losses on the Company's Residential whole loans, at carrying value:

	For the Year Ended December 31, 2025				
(In Thousands)	**Non-QM loans**	**Single-family rental loans**	**Single-family transitional loans *(1)***	**Legacy RPL/ NPL loans *(2)***	**Totals**
Allowance for credit losses at December 31, 2024	$ 2,125	$ 366	$ 1,389	$ 6,785	$ 10,665
Current provision/(reversal)	(197)	614	(88)	(184)	145
Write-offs	—	—	(436)	(180)	(616)
Allowance for credit losses at March 31, 2025	$ 1,928	$ 980	$ 865	$ 6,421	$ 10,194
Current provision/(reversal)	87	(43)	669	78	791
Write-offs	—	—	(1,022)	(14)	(1,036)
Allowance for credit losses at June 30, 2025	$ 2,015	$ 937	$ 512	$ 6,485	$ 9,949
Current provision/(reversal)	205	(78)	548	(399)	276
Write-offs	(38)	(30)	—	(74)	(142)
Allowance for credit losses at September 30, 2025	$ 2,182	$ 829	$ 1,060	$ 6,012	$ 10,083
Current provision/(reversal)	(457)	90	(18)	109	(276)
Write-offs	—	(1)	—	(101)	(102)
Allowance for credit losses at December 31, 2025	$ 1,725	$ 918	$ 1,042	$ 6,020	$ 9,705

	Year Ended December 31, 2024				
(Dollars In Thousands)	**Non-QM loans**	**Single-family rental loans**	**Single-family transitional loans *(1)***	**Legacy RPL/ NPL loans *(2)***	**Totals**
Allowance for credit losses at December 31, 2023	$ 1,871	$ 4,355	$ 2,587	$ 11,638	$ 20,451
Current provision/(reversal)	(190)	228	(472)	(26)	(460)
Write-offs	—	59	(416)	(22)	(379)
Allowance for credit losses at March 31, 2024	$ 1,681	$ 4,642	$ 1,699	$ 11,590	$ 19,612
Current provision/(reversal)	(326)	978	(317)	(1,414)	(1,079)
Write-offs	—	(5,011)	(81)	(170)	(5,262)
Allowance for credit losses at June 30, 2024	$ 1,355	$ 609	$ 1,301	$ 10,006	$ 13,271
Current provision/(reversal)	387	205	48	(2,582)	(1,942)
Write-offs	—	(439)	(181)	(52)	(672)
Allowance for credit losses at September 30, 2024	$ 1,742	$ 375	$ 1,168	$ 7,372	$ 10,657
Current provision/(reversal)	383	184	379	(548)	398
Write-offs	—	(193)	(158)	(39)	(390)
Allowance for credit losses at December 31, 2024	$ 2,125	$ 366	$ 1,389	$ 6,785	$ 10,665

(1) Includes $3.8 million and $14.7 million of loans that were assessed for credit losses based on a collateral dependent methodology as of December 31, 2025 and 2024, respectively.

(2) Includes $28.4 million and $34.2 million of loans that were assessed for credit losses based on a collateral dependent methodology as of December 31, 2025 and 2024, respectively.

Estimates of credit losses under credit losses on financial instruments ("CECL") are highly sensitive to changes in assumptions, and current economic conditions have increased the difficulty of accurately forecasting future conditions.

The carrying value of Residential whole loans on nonaccrual status as of December 31, 2025 and December 31, 2024 was $579.9 million and $638.3 million, respectively. During the year ended December 31, 2025, the Company recognized $12.3 million of interest income on loans on nonaccrual status, including $7.2 million on its portfolio of loans which were non-performing at acquisition. At December 31, 2025 and December 31, 2024, there were approximately $25.7 million and $38.7 million, respectively, of loans held at carrying value on nonaccrual status that did not have an associated allowance for credit losses because they were determined to be collateral dependent and the estimated fair value of the related collateral exceeded the carrying value of each loan, respectively.

During the year ended December 31, 2025, the Company granted six loan modifications in its carrying value loan portfolio which gave borrowers term extensions, with one of them including an interest rate reduction. The average increase in weighted average life was 58 months, and the interest rate reduction was 1.25%. As of December 31, 2025, the carrying value of these loans was approximately $0.55 million. As of December 31, 2025, two of these modifications were delinquent for more than 120 days.

During the years ended December 31, 2024 and 2023, the Company granted three and four loan modifications in its carrying value loan portfolio, respectively, which gave borrowers term extensions.

The following table presents certain additional credit-related information regarding our Residential whole loans, at carrying value:

(Dollars In Thousands)	Amortized Cost Basis by Origination Year and LTV Bands			
	2025 - 2022	2021	Prior	Total
Non-QM loans				
LTV <= 80% *(1)*	$ —	$ 35,782	$ 550,530	$ 586,312
LTV > 80% *(1)*	—	—	6,901	6,901
Total Non-QM loans	$ —	$ 35,782	$ 557,431	$ 593,213
Twelve Months Ended December 31, 2025 Gross write-offs	$ —	$ —	$ 38	$ 38
Business purpose loans				
LTV <= 80% *(1)*	$ —	$ 5,684	$ 87,330	$ 93,014
LTV > 80% *(1)*	—	—	2,149	2,149
Total Business purpose loans	$ —	$ 5,684	$ 89,479	$ 95,163
Twelve Months Ended December 31, 2025 Gross write-offs	$ —	$ 31	$ 1,458	$ 1,489
Legacy RPL/NPL loans				
LTV <= 80% *(1)*	$ —	$ —	$ 370,606	$ 370,606
LTV > 80% *(1)*	—	—	44,070	44,070
Total Legacy RPL/NPL loans	$ —	$ —	$ 414,676	$ 414,676
Twelve Months Ended December 31, 2025 Gross write-offs	$ —	$ —	$ 369	$ 369
Total LTV <= 80% *(1)*	$ —	$ 41,466	$ 1,008,467	$ 1,049,932
Total LTV > 80% *(1)*	—	—	53,119	53,120
Total Residential whole loans, at carrying value	$ —	$ 41,466	$ 1,061,586	$ 1,103,052
Twelve Months Ended December 31, 2025 Total Gross write-offs	$ —	$ 31	$ 1,865	$ 1,896

(1) LTV represents the ratio of the total unpaid principal balance of the loan to the estimated value of the collateral securing the related loan as of the most recent date available, which may be the origination date. For Single-family and Multifamily transitional loans, the LTV presented is the ratio of the maximum unpaid principal balance of the loan, including unfunded commitments, to the estimated "after repaired" value of the collateral securing the related loan, where available. For certain Single-family transitional loans, an after repaired valuation was not obtained and the loan was underwritten based on an "as is" valuation. Excluded from the calculation of weighted average LTV are certain low value loans secured by vacant lots, for which the LTV is not meaningful.

The following table presents vintage information regarding our Residential whole loans, at fair value:

(In Thousands)	Fair Value by Origination Year						
	2025	2024	2023	2022	2021	Prior	Total
Non-QM loans	$1,636,561	$ 935,187	$ 536,892	$ 522,677	$1,093,462	$ 28,701	$4,753,480
Single-family rental loans	68,443	39,714	214,193	489,218	329,194	6,472	1,147,234
Single-family transitional loans	363,991	208,235	112,698	22,185	4,185	—	711,294
Multifamily transitional loans	—	62,635	198,847	151,417	76,738	—	489,637
Legacy RPL/NPL loans	—	—	—	—	—	564,340	564,340
Other loans	—	—	—	—	51,022	—	51,022
Total Residential whole loans, at fair value	$2,068,995	$1,245,771	$1,062,630	$1,185,497	$1,554,601	$ 599,513	$7,717,007

The following table presents realized credit losses, net of recoveries, on liquidated residential whole loans or residential whole loans that were transferred to REO, recognized in Other, net:

(In Thousands)	For the Year Ended December 31,					
		2025		2024		2023
Non-QM loans	$	(1,156)	$	(65)	$	962
Single-family rental loans		(12,454)		(2,347)		214
Single-family transitional loans		(5,405)		(2,775)		462
Multifamily transitional loans		(6,724)		(5,465)		46
Legacy RPL/NPL loans		(858)		(858)		(2,491)
Other loans		—		—		—
Total Residential whole loans	$	(26,597)	$	(11,510)	$	(807)

The following tables present certain information regarding the LTVs of the Company's Residential whole loans that are 60 days or more delinquent:

(Dollars In Thousands)	December 31, 2025				LTV (1)
	Carrying Value / Fair Value		UPB		
Non-QM loans	$	218,793	$	222,327	64 %
Business purpose loans:					
Single-family rental loans	$	29,967	$	31,395	68 %
Single-family transitional loans		70,821		84,081	83 %
Multifamily transitional loans		54,884		87,595	68 %
Total Business purpose loans	$	155,672	$	203,071	
Legacy RPL/NPL loans		197,511		214,251	60 %
Other loans		—		—	— %
Total Residential whole loans	$	571,976	$	639,649	

(Dollars In Thousands)	December 31, 2024				LTV (1)
	Carrying Value / Fair Value		UPB		
Non-QM loans	$	166,299	$	169,459	66 %
Business purpose loans:					
Single-family rental loans	$	42,995	$	54,732	99 %
Single-family transitional loans		109,221		115,972	79 %
Multifamily transitional loans		56,970		85,624	79 %
Total Business purpose loans	$	209,186	$	256,328	
Legacy RPL/NPL loans		240,356		261,333	63 %
Other loans		—		—	— %
Total Residential whole loans	$	615,841	$	687,120	

(1) LTV represents the ratio of the total unpaid principal balance of the loan to the estimated value of the collateral securing the related loan as of the most recent date available, which may be the origination date. For Single-family and Multifamily transitional loans, the LTV presented is the ratio of the maximum unpaid principal balance of the loan, including unfunded commitments, to the estimated "after repaired" value of the collateral securing the related loan, where available. For certain Single-family transitional loans, an after repaired valuation was not obtained and the loan was underwritten based on an "as is" valuation. Excluded from the calculation of weighted average LTV are certain low value loans secured by vacant lots, for which the LTV ratio is not meaningful.

The following tables present the components of interest income on the Company's Residential whole loans:

(In Thousands)	Held at Carrying Value			Held at Fair Value			Total		
	For the Year Ended December 31,			For the Year Ended December 31,			For the Year Ended December 31,		
	2025	2024	2023	2025	2024	2023	2025	2024	2023
Non-QM loans	37,074	43,227	47,471	255,159	192,735	145,856	292,233	235,962	193,327
Business purpose loans:									
Single-family rental loans	$ 6,914	$ 8,864	$ 11,167	$ 78,476	$ 95,258	$ 82,974	$ 85,390	$104,122	$ 94,141
Single-family transitional loans	4,129	1,230	1,346	81,805	112,249	82,377	85,934	113,479	83,723
Multifamily transitional loans	—	—	—	64,741	94,443	65,706	64,741	94,443	65,706
Total Business purpose loans	$ 11,043	$ 10,094	$ 12,513	$225,022	$301,950	$231,057	$236,065	$312,044	$243,570
Legacy RPL/NPL loans	28,210	31,241	34,150	47,264	52,298	62,464	75,474	83,539	96,614
Other loans	—	—	—	1,839	2,011	4,372	1,839	2,011	4,372
Total Residential whole loans	$ 76,327	$ 84,562	$ 94,134	$529,284	$548,994	$443,749	$605,611	$633,556	$537,883

The following table presents the components of Net gain/(loss) on residential whole loans measured at fair value through earnings:

(In Thousands)	For the Year Ended December 31,		
	2025	2024	2023
Non-QM loans	$ 119,716	$ 65,717	$ 56,871
Business purpose loans:			
Single-family rental loans	$ 50,136	$ 29,359	$ 17,117
Single-family transitional loans	(19,033)	(2,031)	468
Multifamily transitional loans	(19,569)	(35,890)	5,807
Total Business purpose loans	$ 11,534	$ (8,562)	$ 23,392
Legacy RPL/NPL loans	(1,031)	(10,830)	7,841
Other loans	3,470	(331)	1,746
Total Residential whole loans	$ 133,689	$ 45,994	$ 89,850

4. Securities, at Fair Value

Agency MBS

Agency MBS are guaranteed as to principal and/or interest by a federally chartered corporation, such as Fannie Mae or Freddie Mac, or an agency of the U.S. Government, such as Ginnie Mae.

The following table presents certain information regarding the composition of our Agency MBS portfolio:

December 31, 2025

(Dollars in Thousands)	Current Face	Weighted Average Purchase Price	Weighted Average Market Price	Fair Value	Weighted Average Loan Age (Months)	CPR (1)
30-Year Fixed Rate:						
5.00% Coupon	$ 859,115	99.5 %	100.1 %	$ 860,163	5	4.1 %
5.50% Coupon	2,123,143	100.2 %	101.7 %	2,159,949	12	15.0 %
6.00% Coupon	269,129	100.1 %	103.1 %	277,489	26	18.1 %
6.50% Coupon	5,373	101.0 %	104.3 %	5,603	25	8.2 %
Total	$ 3,256,760	100.0 %	101.4 %	$ 3,303,204	11	12.9 %

December 31, 2024

(Dollars in Thousands)	Current Face	Weighted Average Purchase Price	Weighted Average Market Price	Fair Value	Weighted Average Loan Age (Months)	CPR (1)
30-Year Fixed Rate:						
5.00% Coupon	$ 71,645	100.2 %	96.6 %	$ 69,233	21	3.3 %
5.50% Coupon	993,466	100.2 %	98.8 %	981,796	9	8.2 %
6.00% Coupon	313,173	100.1 %	100.7 %	315,317	14	11.5 %
6.50% Coupon	25,607	100.4 %	102.7 %	26,289	15	36.1 %
Total	$ 1,403,891	100.2 %	99.2 %	$ 1,392,635	11	9.2 %

(1) Reflects the average of the one month CPR for the number of months the security was held during the most recent three month period.

Term Notes Backed by MSR Collateral

During the second quarter of 2025, the Term Notes Backed by MSR Collateral were repaid in full. At December 31, 2024, the Company had $54.6 million of term notes issued by SPVs that had acquired rights to receive cash flows representing the servicing fees and/or excess servicing spread associated with certain MSRs. Payment of principal and interest on these term notes was considered to be largely dependent on cash flows generated by the underlying MSRs, as this impacts the cash flows available to the SPV that issued the term notes.

CRT Securities

CRT securities are debt obligations issued by or sponsored by Fannie Mae and Freddie Mac. The coupon payments on CRT securities are paid by the issuer and the principal payments received are dependent on the performance of loans in either a reference pool or an actual pool of loans. At December 31, 2025 and December 31, 2024, the Company had $34.9 million and $67.6 million, respectively, of CRT securities. As an investor in a CRT security, the Company may incur a principal loss if the performance of the actual or reference pool loans results in either an actual or calculated loss that exceeds the credit enhancement of the security owned by the Company. The Company assesses the credit risk associated with its investments in CRT securities by assessing the current and expected future performance of the associated loan pool. The Company pledges a portion of its CRT securities as collateral against its borrowings under repurchase agreements (see Note 6).

Non-Agency MBS

Non-Agency MBS are primarily secured by pools of residential mortgages, which are not guaranteed by an agency of the U.S. Government or any federally chartered corporation. At December 31, 2025, and December 31, 2024, the Company had $22.1 million and $22.6 million, respectively, of Non-Agency MBS. These securities were acquired on the de-consolidation of certain trusts that held previously securitized Agency Eligible investor loans.

The following tables present certain information about the Company's Agency MBS and other Securities:

December 31, 2025

(In Thousands)	Principal/ Current Face	Purchase Premiums	Accretable Purchase Discounts	Discount Designated as Credit Reserve *(1)*	Gross Amortized Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Net Unrealized Gain/(Loss)	Fair Value
Agency MBS	$ 3,256,760	$ 13,996	$ (13,070)	$ —	$ 3,257,686	$ 45,539	$ (21)	$ 45,518	$ 3,303,204
Other Securities *(2)(3)(4)*	59,919	4,009	(4,657)	(7,191)	52,080	5,231	(235)	4,996	57,076
Total residential mortgage securities *(2)(3)(4)*	$ 3,316,679	$ 18,005	$ (17,727)	$ (7,191)	$ 3,309,766	$ 50,770	$ (256)	$ 50,514	$ 3,360,280

December 31, 2024

(In Thousands)	Principal/ Current Face	Purchase Premiums	Accretable Purchase Discounts	Discount Designated as Credit Reserve *(1)*	Gross Amortized Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Net Unrealized Gain/(Loss)	Fair Value
Agency MBS	$ 1,403,891	$ 5,534	$ (3,525)	$ —	$ 1,405,900	$ 2,318	$ (15,583)	$ (13,265)	$ 1,392,635
Other Securities *(2)(3)(4)*	146,808	14,747	(5,662)	(23,691)	132,202	13,166	(490)	12,676	144,878
Total residential mortgage securities *(2)(3)(4)*	$ 1,550,699	$ 20,281	$ (9,187)	$ (23,691)	$ 1,538,102	$ 15,484	$ (16,073)	$ (589)	$ 1,537,513

(1) Discount designated as Credit Reserve is generally not expected to be accreted into interest income.
(2) Based on management's current estimates of future principal cash flows expected to be received.
(3) Amounts disclosed at December 31, 2025 include CRT securities with a fair value of $21.7 million for which the fair value option has been elected. Such securities had approximately $0.9 million gross unrealized gains and no gross unrealized losses at December 31, 2025. Amounts disclosed at December 31, 2024 include CRT securities with a fair value of $51.5 million for which the fair value option has been elected. Such securities had gross unrealized gains of approximately $3.2 million and no gross unrealized losses at December 31, 2024.
(4) Amounts disclosed at December 31, 2025 include Non-Agency MBS with a fair value of $22.1 million for which the fair value option has been elected. Such securities had approximately $0.6 million gross unrealized gains and $0.2 million gross unrealized losses at December 31, 2025. Amounts disclosed at December 31, 2024 include Non-Agency MBS with a fair value of $22.6 million for which the fair value option has been elected. Such securities had $0.5 million gross unrealized gains and $0.5 million gross unrealized losses at December 31, 2024.

Sales of Residential Mortgage Securities

During the year ended December 31, 2025, the Company sold an agency bond for approximately $18.2 million, realizing a gain of $0.7 million. During the year ended December 31, 2025, the Company sold CRT securities for approximately $28.6 million, realizing gains of $1.6 million. During the year ended December 31, 2024, the Company sold a CRT security for approximately $16.0 million, realizing gains of $7.3 million. During the year ended December 31, 2024, the Company sold MSR securities for approximately $29.6 million, realizing gains of $2.7 million. During the year ended December 31, 2023, the Company sold MSR securities for approximately $18.2 million, realizing gains of $908,000.

Impairment and Other Net Gain/(Loss) on Securities and Other Portfolio Investments

The following table presents the components of Impairment and other net gain/(loss) on securities and other portfolio investments, which is presented in Other Income/(Loss), net in the consolidated statements of operations:

(In Thousands)	For the Year Ended December 31,		
	2025	2024	2023
Net unrealized gain/(loss) on securities	$ 56,904	$ (16,194)	$ 7,341
Net realized gain/(loss) from the sale of securities	2,301	9,992	908
Impairment of securities	—	—	—
Total Impairment and other net gain/(loss) on securities	$ 59,205	$ (6,202)	$ 8,249
Net unrealized gain/(loss) on other portfolio investments	2,316	(4,761)	6,180
Net realized gain/(loss) on other portfolio investments	22	94	(5,869)
Reversal of impairment/(impairment) other portfolio investments	—	—	(2,335)
Total Impairment and other net gain/(loss) on securities and other portfolio investments	$ 61,543	$ (10,869)	$ 6,225

Unrealized Losses on Residential Mortgage Securities

There were no gross unrealized losses on the Company's AFS securities (whose changes in fair value are recorded through OCI) at December 31, 2025.

There were no allowances for credit losses recorded with respect to the Company's AFS securities for any of the periods presented. The Company did not recognize an allowance for credit losses through earnings related to its AFS securities for the years ended December 31, 2025, 2024 and 2023.

Impact of AFS Securities on AOCI

The following table presents the impact of the Company's AFS securities (whose changes in fair value are recorded through OCI) on its AOCI:

(In Thousands)	For the Year Ended December 31,		
	2025	2024	2023
AOCI from AFS securities:			
Unrealized gain on AFS securities at beginning of period	$ 9,476	$ 17,698	$ 21,341
Unrealized gain/(loss) on securities available-for-sale	(5,575)	1,764	(2,873)
Reclassification adjustment for MBS sales included in net income	(226)	(9,986)	(770)
Change in AOCI from AFS securities	(5,801)	(8,222)	(3,643)
Balance at end of period	$ 3,675	$ 9,476	$ 17,698

Interest Income on Securities, at Fair Value

The following table presents the components of interest income on the Company's Securities, at fair value:

(In Thousands)	For the Year Ended December 31,		
	2025	2024	2023
Agency MBS			
Coupon interest	$ 107,951	$ 43,823	$ 20,676
Effective yield adjustment *(1)(2)*	10	(238)	(146)
Interest income	$ 107,961	$ 43,585	$ 20,530
Other MBS			
Coupon interest	$ 5,306	$ 7,840	$ 8,128
Effective yield adjustment *(1)(2)*	1,841	88	191
Interest income	$ 7,147	$ 7,928	$ 8,319
Term notes backed by MSR collateral			
Coupon interest	$ 1,789	$ 6,204	$ 8,423
Effective yield adjustment *(2)(3)*	$ 4,361	$ 3,393	$ 5,104
Interest income	$ 6,150	$ 9,597	$ 13,527

(1) *Includes amortization of premium paid net of accretion of purchase discount. Interest income is recorded at an effective yield, which reflects net premium amortization/accretion based on actual prepayment activity.*
(2) *The effective yield adjustment is the difference between the net income calculated using the net yield less the current coupon yield. The net yield may be based on management's estimates of the amount and timing of future cash flows or on the instrument's contractual cash flows, depending on the relevant accounting standards.*
(3) *The effective yield adjustment for the year ended December 31, 2025 includes $2.6 million of accelerated discount accretion for MSR-related assets that were repaid in full during the second quarter of 2025.*

5.   Other Assets

The following table presents the components of the Company's Other assets at December 31, 2025 and 2024:

(In Thousands)	December 31, 2025	December 31, 2024
REO	135,035	130,854
Commercial REO	19,885	18,373
Goodwill	61,076	61,076
Intangibles, net *(1)*	2,600	4,800
Capital contributions made to loan origination partners	20,182	16,793
Commercial loans	6,079	7,435
Interest receivable	111,118	104,395
Other loan related receivables	8,874	21,643
Lease right-of-use asset *(2)*	42,810	35,461
Other	81,488	58,725
Total Other Assets	$ 489,147	$ 459,555

(1) Net of aggregate accumulated amortization of $25.4 million and $23.2 million as of December 31, 2025 and 2024, respectively.
(2) An estimated incremental borrowing rate of 7.5% was used in connection with the Company's primary operating lease, and an estimated incremental borrowing rate of 8.0% was used in connection with Lima One's headquarters lease (see Notes 2 and 9).

(a)   Real Estate Owned and Commercial REO

The following table summarizes the aggregate carrying value of REO properties by loan source prior to foreclosure proceeding or from completion of a deed-in-lieu of foreclosure or similar legal agreement.

(Dollars In Thousands)	December 31, 2025	December 31, 2024
Non-QM loans	$ 12,066	$ 1,278
Business purpose loans	80,822	71,090
Legacy RPL/NPL loans	42,147	58,486
Total	$ 135,035	$ 130,854
Number of properties	322	416

At December 31, 2025, $135.0 million of residential real estate property was held by the Company that was acquired either through a completed foreclosure proceeding or from completion of a deed-in-lieu of foreclosure or similar legal agreement. In addition, formal foreclosure proceedings were in process with respect to $46.5 million of residential whole loans held at carrying value and $237.1 million of residential whole loans held at fair value at December 31, 2025.

The following table presents the activity in the Company's REO for the years ended December 31, 2025 and 2024:

	For the Year Ended December 31,	
(Dollars In Thousands)	2025	2024
Balance at beginning of period	$ 130,854	$ 110,174
Adjustments to record at lower of cost or fair value	(12,581)	(8,304)
Transfer from residential whole loans *(1)*	107,105	103,666
Purchases and capital improvements, net	391	430
Disposals and other *(2)*	(90,734)	(75,112)
Balance at end of period	$ 135,035	$ 130,854
Number of properties	322	416

(1) The Company recognized $(4.1) million and $(6.7) million of gains/(losses), respectively, on Residential whole loans in Other Income/(Loss), net associated with the transfer of loans to REO for the years ended December 31, 2025 and December 31, 2024.

(2) During the year ended December 31, 2025, the Company sold 399 REO properties for consideration of $95.8 million, realizing net gains of approximately $5.7 million. During the year ended December 31, 2024, the Company sold 257 REO properties for consideration of $85.3 million, realizing net gains of approximately $10.5 million. These amounts are included in Other Income/(Loss), net on the Company's consolidated statements of operations.

Commercial REO

In the third quarter of 2024, the Company received 75% and 49% interests, respectively, in two VIEs through foreclosure of a multifamily property and a senior living facility underlying delinquent commercial mortgage loans. Each of these entities was determined to be a VIE but the Company was not determined to be the primary beneficiary; as a result, the investments in the entities are considered equity method investments. Each entity accounts for its respective commercial REO property (the "Commercial REO") similarly to the manner in which the Company accounts for its residential REO. The entities generally do not own any other significant assets or carry any significant liabilities, except that the two entities contain properties encumbered by third-party financing. As of December 31, 2025, one property was considered held-for-investment and one property was considered held-for-sale.

(b) Goodwill and Intangible Assets

On July 1, 2021, the Company completed the acquisition of Lima One. In connection with the acquisition of Lima One, the Company identified and recorded goodwill of $61.1 million and finite-lived intangible assets totaling $28.0 million. For the Lima One reporting unit, through the most recent testing date (October 1, 2025), no impairment has been recorded since the goodwill was initially recognized as the estimated fair value of the reporting unit has consistently exceeded its carrying value. Key assumptions used in the valuation included loan origination volume, expense levels, discount rates and capitalization multiples, all of which are subject to variability in the current market.

The amortization period for each of the finite lived intangible assets and the activity for the years ended December 31, 2025, 2024 and 2023 is summarized in the table below:

(Dollars in Thousands)	Carrying Value at December 31, 2022	Amortization Year Ended December 31, 2023	Amortization Year Ended December 31, 2024	Amortization Year Ended December 31, 2025	Carrying Value at December 31, 2025	Amortization Period (Years) *(1)*
Trademarks / Trade Names	$ 3,400	$ (400)	$ (400)	$ (400)	$ 2,200	10
Customer Relationships	6,000	(3,000)	(2,000)	(1,000)	—	4
Internally Developed Software	2,800	(800)	(800)	(800)	400	5
Total Identified Intangibles	$ 12,200	$ (4,200)	$ (3,200)	$ (2,200)	$ 2,600	

(1) Amortization is calculated on a straight-line basis over the amortization period, except for Customer Relationships, where amortization is calculated based on expected levels of customer attrition.

(c) Capital Contributions Made to Loan Origination Partners

The Company has made investments in several loan originators as part of its strategy to be a reliable source of capital to select partners from whom the Company sources residential mortgage loans through both flow arrangements and bulk purchases. At December 31, 2025, the carrying value of these investments (including adjustments for impairments or mark-to-market changes) was $20.2 million, including $5.1 million of common equity (including partnership interests) and $15.1 million of preferred equity.

During the year ended December 31, 2025 and 2024, there were no impairment charges recorded by the Company on its investment in loan origination partners. During the year ended December 31, 2023, the Company recorded an impairment charge in earnings of $2.3 million against the carrying value of its investment in one loan origination partner. In 2023, the Company sold a preferred equity interest in one loan origination partner, which was recorded at $6.6 million, and recorded a gain of $0.1 million. This impairment charge was recorded in Provision for credit losses on other assets in the consolidated statement of operations.

Prior to December 31, 2024, the Company had elected to account for certain of these investments pursuant to the fair value option, where changes in estimated fair value were recorded on the statement of operations. Such changes in estimated fair value resulted in gains/(losses) being recorded of $3.4 million, $(3.0) million and $6.4 million during 2025, 2024, and 2023, respectively.

For certain of the Company's investments, the interests acquired to date by the Company generally do not have a readily determinable fair value. Consequently, the Company accounts for these interests (including any acquired options and warrants) in loan originators initially at cost. The carrying value of these investments will be adjusted if it is determined that an impairment has occurred or if there has been a subsequent observable transaction in either the investee company's equity securities or a similar security that provides evidence to support an adjustment to the carrying value. In addition, for certain partners, options or warrants have also been acquired that provide the Company the ability to increase the level of its investment if certain conditions are met. At the end of each reporting period, or earlier if circumstances warrant, the Company evaluates whether the nature of its interests and other involvement with the investee entity requires the Company to apply equity method accounting or consolidate the results of the investee entity with the Company's financial results.

(d) Commercial Mortgage Loans

The Company owns two participations in commercial mortgage bridge loans, which are accounted for at fair value under the fair value option, and are classified as Level 3 fair value measurements in the fair value hierarchy. Each of the participations is 75% of the total UPB of the related loans and the remaining interest in each loan was retained by the originator of such loan. The commercial mortgage loans are collateralized by one multifamily property and one office property. The commercial mortgage loans are first liens and bear variable interest rates.

The following table presents certain additional information about the Company's commercial mortgage loans:

(Dollars In Thousands)	Fair Value / Carrying Value	UPB	Weighted Average Coupon *(1)*	Weighted Average Term to Maturity (Months)	UPB 60+ Days Delinquent	Weighted Average LTV Ratio
Commercial Loans - December 31, 2025	$ 6,079	$ 9,385	10.60 %	0	$ 9,385	189 %
Commercial Loans - December 31, 2024	$ 7,435	$ 9,385	11.48 %	0	$ 4,875	82 %

(1) Commercial Loans contain contractual features which increase the loan's interest rate following an event of default. The weighted average coupon presented is calculated based on each loan's coupon rate without regard to post-default rate adjustments.

(e) Derivative Instruments

Swaps

The Company's derivative instruments include both interest rate swap agreements and ERIS swap futures, which are used to economically hedge the interest rate risk associated with certain borrowings. Pursuant to these arrangements, the Company agreed to pay a fixed rate of interest and receive a variable interest rate, generally based on the Secured Overnight Financing Rate ("SOFR"), on the notional amount of the Swap. At December 31, 2025, none of the Company's Swaps were designated as hedges for accounting purposes.

Variation margin payments on the Company's Swaps are treated as a legal settlement of the exposure under the related Swap contract, the effect of which reduces what would have otherwise been reported as the fair value of the Swap, generally to zero.

The following table presents the assets pledged as collateral against the Company's Swaps:

(In Thousands)	December 31, 2025	December 31, 2024
Agency MBS, at fair value	$ 32,015	$ 44,411
Restricted Cash	24,317	16,567

At December 31, 2025, the Company had Swaps with an aggregate notional amount of $4.5 billion and an average maturity of approximately 46 months with a maximum term of approximately 120 months. The following table presents information about the Company's Swaps at December 31, 2025 and 2024:

	December 31, 2025			December 31, 2024		
Maturity (1)	Notional Amount (2)	Weighted Average Fixed-Pay Interest Rate	Weighted Average Variable Interest Rate (3)	Notional Amount (2)	Weighted Average Fixed-Pay Interest Rate	Weighted Average Variable Interest Rate (3)
(Dollars in Thousands)						
Within 30 days	$ —	— %	— %	$ 450,000	1.16 %	4.49 %
Over 30 days to 3 months	—	—	—	100,000	1.65	4.49
Over 3 months to 6 months	—	—	—	125,000	2.69	4.49
Over 6 months to 12 months	450,000	1.12	3.87	—	—	—
Over 12 months to 24 months	1,065,000	1.85	3.87	450,000	1.12	4.49
Over 24 months to 36 months	341,500	3.23	3.87	1,045,000	1.84	4.49
Over 36 months to 48 months	332,800	2.96	3.87	24,600	4.28	4.49
Over 48 months to 60 months	1,463,900	3.36	3.87	574,000	3.28	4.49
Over 60 months to 72 months	—	—	—	—	—	—
Over 72 months	827,300	3.36	3.87	545,150	3.42	4.49
Total Swaps	$ 4,480,500	2.74 %	3.87 %	$ 3,313,750	2.20 %	4.49 %

(1) Each maturity category reflects contractual amortization and/or maturity of notional amounts.
(2) As of December 31, 2025, the aggregate notional amounts of Swaps include $2.1 billion of interest rate swap agreements and $2.4 billion of ERIS swap futures. As of December 31, 2024, all aggregate notional amounts of Swaps were from interest rate swap agreements.
(3) Reflects the benchmark variable rate due from the counterparty at the date presented. This rate adjusts daily based on SOFR.

Impact of Derivative Instruments on Earnings

The following table presents the components of Net gain/(loss) on derivatives used for risk management purposes for the years ended December 31, 2025, 2024 and 2023, which is presented in Other Income/(Loss), net in the consolidated statements of operations:

	For the Year Ended December 31,		
(In Thousands)	2025	2024	2023
Income on Swaps variable receive leg	$ 155,923	$ 177,062	$ 158,554
Expense on Swaps fixed pay leg	(94,432)	(64,290)	(51,400)
Unrealized mark-to-market gain/(loss)	(65,612)	2,478	(91,696)
Net price alignment expense on margin collateral received	(4,145)	(9,217)	(11,697)
Realized gain/(loss) on terminated Swaps	(27,278)	(27,530)	—
Net gain on TBA short positions	—	—	—
Total Net gain/(loss) on derivatives used for risk management purposes	$ (35,544)	$ 78,503	$ 3,761

6. Financing Agreements

The following tables present the components of, and certain information with respect to, the Company's Financing agreements at December 31, 2025 and 2024:

(Dollars In Thousands)	Collateral	Unpaid Principal Balance	Fair Value/ Carrying Value (1)	Weighted Average Cost of Funding (2)	Weighted Average Term to Maturity (Months)
		December 31, 2025			
Agreements with mark-to-market collateral provisions	Residential whole loans and REO	$ 1,332,593	$ 1,331,967	6.07 %	11.4
Agreements with mark-to-market collateral provisions	Securities	2,980,762	2,980,762	4.41 %	0.4
Total Agreements with mark-to-market collateral provisions		$ 4,313,355	$ 4,312,729	5.14 %	
Agreements with non-mark-to-market collateral provisions	Residential whole loans and REO	82,019	82,016	6.83 %	14.5
Securitized debt	Residential whole loans	6,377,576	6,336,462	5.08 %	See Note 14
Other secured financing (3)	Other	23,908	23,908	6.47 %	54.4
8.875% Senior Notes due 2029	Unsecured	115,000	112,041	9.83 %	37.5
9.00% Senior Notes due 2029	Unsecured	75,000	72,858	9.94 %	43.5
Impact of net Swap carry				(0.62)%	
Total Financing agreements (2)		$10,986,858	$10,940,014	4.62 %	

(Dollars In Thousands)	Collateral	Unpaid Principal Balance	Fair Value/ Carrying Value (1)	Weighted Average Cost of Funding (2)	Weighted Average Term to Maturity (Months)
		December 31, 2024			
Agreements with mark-to-market collateral provisions	Residential whole loans and REO	$ 1,321,584	$ 1,321,043	7.27 %	7.9
Agreements with mark-to-market collateral provisions	Securities	1,279,007	1,279,007	5.47 %	0.2
Total Agreements with mark-to-market collateral provisions		$ 2,600,591	$ 2,600,050	6.71 %	
Agreements with non-mark-to-market collateral provisions	Residential whole loans and REO	577,231	576,774	7.82 %	10.4
Securitized debt	Residential whole loans	5,891,815	5,794,977	4.82 %	See Note 14
Convertible senior notes	Unsecured	—	—	6.84 %	
8.875% Senior Notes due 2029	Unsecured	115,000	111,270	9.83 %	49.5
9.00% Senior Notes due 2029	Unsecured	75,000	72,390	9.91 %	55.5
Impact of net Swap carry				(1.24)%	
Total Financing agreements (2)		$ 9,259,637	$ 9,155,461	4.54 %	

(1) *The Company has both financing agreements held at fair value and financing agreements held at their carrying value (amortized cost basis). Financing agreements held at fair value are reported at estimated fair value each period as a result of the Company's fair value option election. The fair value option was not elected for financing agreements held at carrying value. Consequently, total financing agreements as presented reflects a summation of balances reported at fair and carrying value. At December 31, 2025, the Company had $61.1 million of agreements with mark-to-market collateral provisions held at fair value, $48.2 million of agreements with non-mark-to-market collateral provisions held at fair value, and $5.8 billion of securitized debt held at fair value, with amortized cost bases of $61.1 million, $48.2 million, and $5.9 billion, respectively. At December 31, 2024, the Company had $19.8 million of agreements with mark-to-market collateral provisions held at fair value, $284.8 million of agreements with non-mark-to-market collateral provisions held at fair value, and $5.2 billion of securitized debt held at fair value, with amortized cost bases of $19.8 million, $284.8 million, and $5.3 billion, respectively.*

(2) *Weighted average cost of funding reflects year-to-date interest expense (inclusive of the amortization of deferred financing costs) divided by average balance for the financing agreements. The cost of funding for the total financing agreements includes the impact of the net Swap carry (the difference between Swap interest income received and Swap interest expense paid) on the Company's Swaps. For the year ended December 31, 2025, this decreased the overall funding cost by 62 basis points, and for the year ended December 31, 2024, this decreased the overall funding cost by 124 basis points. The Company does not allocate the impact of the net Swap carry by type of financing agreement.*

(3) *Up to $20 million of the unpaid principal balance is subject to a 60-day call period at the counterparty's option.*

The following table presents maturities with respect to the Company's financing agreements with mark-to-market and non-mark-to-market collateral provisions:

(In Thousands)	Collateral	0-3 Months (1)	3-6 Months	6-12 Months	Greater than 12 Months (2)	Total
		As of December 31, 2025				
		Unpaid Principal Balance, Maturing In				
Agreements with mark-to-market collateral provisions	Residential whole loans	$ 585,625	$ 49,404	$ 216,134	$ 481,430	$1,332,593
Agreements with mark-to-market collateral provisions	Securities	2,980,762	—	—	—	2,980,762
Total Agreements with mark-to-market collateral provisions		3,566,387	49,404	216,134	481,430	4,313,355
Agreements with non-mark-to-market collateral provisions	Residential whole loans	22,755	—	11,020	48,244	82,019

(1) $3.5 billion of the mark-to-market agreements (included in the 0-3 months category) can be terminated by either party.
(2) Amounts presented are based on the assumed exercise of the Company's unilateral option to extend by one year the maturity of an agreement with mark-to-market collateral provisions with $304.3 million outstanding. The longest maturity date is approximately 33 months.

The following table presents information with respect to the Company's financing agreements with mark-to-market collateral provisions and associated assets pledged as collateral at December 31, 2025 and 2024:

(Dollars in Thousands)	December 31, 2025	December 31, 2024
Mark-to-market financing agreements secured by residential whole loans (1)	$ 1,308,661	$ 1,295,653
Fair value of residential whole loans pledged as collateral under financing agreements	$ 1,642,252	$ 1,608,344
Weighted average haircut on residential whole loans (2)	20.28 %	19.24 %
Mark-to-market financing agreements secured by securities at fair value	$ 2,980,762	$ 1,279,007
Securities at fair value pledged as collateral under financing agreements	$ 3,107,405	$ 1,352,918
Weighted average haircut on securities at fair value (2)	3.82 %	4.99 %
Mark-to-market financing agreements secured by real estate owned	$ 23,307	$ 25,390
Fair value of real estate owned pledged as collateral under financing agreements	$ 41,072	$ 62,659
Weighted average haircut on real estate owned (2)	42.24 %	55.71 %

(1) Includes an aggregate of $466.9 million and $394.9 million of mark-to-market financing collateralized by Non-Agency MBS with a fair value of $600.0 million and $506.6 million obtained in connection with the Company's loan securitization transactions that are eliminated in consolidation as of December 31, 2025 and December 31, 2024, respectively.
(2) Haircut represents the percentage amount by which the collateral value is contractually required to exceed the amount borrowed.

The following table presents information with respect to the Company's financing agreements with non-mark-to-market collateral provisions and associated assets pledged as collateral at December 31, 2025 and 2024:

(Dollars in Thousands)	December 31, 2025	December 31, 2024
Non-mark-to-market financing secured by residential whole loans	$ 82,016	$ 576,774
Fair value of residential whole loans pledged as collateral under financing agreements	$ 115,326	$ 740,494
Weighted average haircut on residential whole loans	28.88 %	21.40 %
Non-mark-to-market financing secured by real estate owned	$ —	$ —
Fair value of real estate owned pledged as collateral under financing agreements	$ —	$ —
Weighted average haircut on real estate owned	— %	— %

In addition, the Company had aggregate restricted cash held in connection with its financing agreements, including securitized debt, of $25.5 million and $32.1 million at December 31, 2025 and 2024, respectively.

The following table presents repricing information (excluding the impact of associated derivative hedging instruments, if any) about the Company's financing agreements that have non-mark-to-market collateral provisions as well as those that have mark-to-market collateral provisions, at December 31, 2025 and 2024:

| Time Until Interest Rate Reset | December 31, 2025 | | December 31, 2024 | |
	Amortized Cost Basis	Weighted Average Interest Rate	Amortized Cost Basis	Weighted Average Interest Rate
(Dollars in Thousands)				
Within 30 days	$ 4,395,375	4.49 %	$ 3,177,822	5.85 %
Over 30 days to 3 months	—	—	—	—
Over 3 months to 12 months	—	—	—	—
Over 12 months	—	—	—	—
Total financing agreements	$ 4,395,375	4.49 %	$ 3,177,822	5.85 %

(a) Other Information on Financing Agreements

Convertible Senior Notes

In June 2019, the Company issued $230.0 million in aggregate principal amount of its Convertible Senior Notes in an underwritten public offering. The total net proceeds the Company received from the offering were approximately $223.3 million, after deducting offering expenses and the underwriting discount. The Convertible Senior Notes bore interest at a fixed rate of 6.25% per year. The Convertible Senior Notes were convertible at the option of the holders at any time until the close of business on the business day immediately preceding the maturity date into shares of the Company's common stock based on a conversion rate of 31.4346 shares (which reflected an adjustment resulting from the Company's Reverse Stock Split) of the Company's common stock for each $1,000 principal amount of the Convertible Senior Notes, which is equivalent to a conversion price of approximately $31.81 per share of common stock. The Convertible Senior Notes had an effective interest rate, including the impact of amortization to interest expense of debt issuance costs, of 6.94%. During the three months ended June 30, 2024, the Convertible Senior Notes matured and the Company repaid the then remaining outstanding amount in full.

In February 2023, the Company's Board authorized a repurchase program for its Convertible Senior Notes pursuant to which it could have repurchased up to $100 million of its Convertible Senior Notes. During the three months ended March 31, 2024, the Company repurchased $39.9 million principal amount of its Convertible Senior Notes for $39.8 million and recorded a loss of $0.1 million to Other Income/(Loss), net on the consolidated statement of operations. During the year ended December 31, 2023, the Company repurchased $20.4 million principal amount of the Convertible Senior Notes for $20.2 million and recorded a gain of $0.1 million to Other Income/(Loss), net on the consolidated statement of operations.

8.875% Senior Notes due 2029 ("8.875% Senior Notes")

In January 2024, the Company completed the issuance of $115.0 million in aggregate principal amount of its 8.875% Senior Notes in an underwritten public offering. The 8.875% Senior Notes are senior unsecured obligations of the Company and bear interest at a rate equal to 8.875% per year, payable in cash quarterly in arrears on February 15, May 15, August 15, and November 15 of each year, beginning on May 15, 2024, and are expected to mature on February 15, 2029, unless earlier redeemed. The Company may redeem the 8.875% Senior Notes in whole or in part at any time at the Company's option on or after February 15, 2026, at a redemption price equal to 100% of the outstanding principal amount of the 8.875% Senior Notes to be redeemed plus accrued and unpaid interest to, but excluding, the redemption date. The total net proceeds to the Company from the offering of the 8.875% Senior Notes, after deducting the underwriter's discount and commissions and offering expenses, were approximately $110.6 million. The 8.875% Senior Notes have an effective interest rate, including the impact of amortization to interest expense of debt issuance costs, of 9.83%.

9.00% Senior Notes due 2029 ("9.00% Senior Notes")

On April 17, 2024, the Company completed the issuance of $75.0 million in aggregate principal amount of its 9.00% Senior Notes in an underwritten public offering. The 9.00% Senior Notes are senior unsecured obligations of the Company and bear interest at a rate equal to 9.00% per year, payable in cash quarterly in arrears on February 15, May 15, August 15, and November 15 of each year, beginning on August 15, 2024, and are expected to mature on August 15, 2029, unless earlier redeemed. The Company may redeem the 9.00% Senior Notes in whole or in part at any time at the Company's option on or after August 15, 2026, at a redemption price equal to 100% of the outstanding principal amount of the 9.00% Senior Notes to be redeemed plus accrued and unpaid interest to, but excluding, the redemption date. The total net proceeds to the Company from the offering of the 9.00% Senior Notes, after deducting the underwriter's discount and commissions and offering expenses, were approximately $72.0 million. The 9.00% Senior Notes have an effective interest rate, including the impact of amortization to interest expense of debt issuance costs, of 9.94%.

Both the 8.875% Senior Notes and the 9.00% Senior Notes are the Company's senior unsecured obligations and are (i) effectively junior to all of the Company's secured indebtedness, which includes the Company's repurchase agreements and other financing arrangements, to the extent of the value of the collateral securing such indebtedness and (ii) equal in right of payment to each other and to the Company's existing and future senior unsecured obligations, if any.

(b) Counterparties

The Company had financing agreements, including repurchase agreements and other forms of secured financing, with 16 and 15 counterparties at December 31, 2025 and 2024, respectively. The following table presents information with respect to each counterparty under financing agreements for which the Company had greater than 5% of stockholders' equity at risk in the aggregate at December 31, 2025:

	December 31, 2025		
Counterparty	Amount at Risk *(1)*	Weighted Average Months to Maturity	Percent of Stockholders' Equity
(Dollars in Thousands)			
Wells Fargo	$ 134,564	3.3	7.36 %

(1) *The amount at risk reflects the difference between (a) the amount loaned to the Company through financing agreements, including interest payable, and (b) the cash and the fair value of the assets pledged by the Company as collateral, including accrued interest receivable on such assets.*

(c) Pledged Collateral

The following tables present the Company's assets (based on carrying value) pledged as collateral for its various financing arrangements as of December 31, 2025 and 2024:

	December 31, 2025			
		Financing Agreements		
(In Thousands)	Securitized	Non-Mark-to-Market *(1)*	Mark-to-Market *(1)*	Total
Assets:				
Residential whole loans *(2)*	$ 7,605,654	$ 115,326	$ 1,043,363	$ 8,764,343
Securities, at fair value	—	—	3,107,405	3,107,405
Other assets: REO	52,370	—	37,002	89,372
Total	$ 7,658,024	$ 115,326	$ 4,187,770	$11,961,120

	December 31, 2024			
		Financing Agreements		
(In Thousands)	Securitized	Non-Mark-to-Market *(1)*	Mark-to-Market (1)	Total
Assets:				
Residential whole loans *(2)*	$ 6,886,776	$ 740,260	$ 1,107,079	$ 8,734,115
Securities, at fair value	—	—	1,352,918	1,352,918
Other assets: REO	26,934	—	56,505	83,439
Total	$ 6,913,710	$ 740,260	$ 2,516,502	$10,170,472

(1) An aggregate of $27.0 million and $27.1 million of accrued interest on those assets pledged against non-mark-to-market and mark-to-market financing agreements had also been pledged as of December 31, 2025 and 2024, respectively.

(2) Includes an aggregate of $466.9 million and $394.9 million of mark-to-market financing collateralized by Non-Agency MBS with a fair value of $600.0 million and $506.6 million obtained in connection with the Company's loan securitization transactions that are eliminated in consolidation as of December 31, 2025 and December 31, 2024, respectively.

The Company pledges securities or cash as collateral to its counterparties in relation to certain of its financing arrangements. The Company exchanges collateral with its counterparties based on changes in the fair value, notional amount and term of the associated financing arrangements and Swaps, as applicable. In connection with these margining practices, either the Company or its counterparty may be required to pledge cash or securities as collateral. When the Company's pledged collateral exceeds the required margin, the Company may initiate a reverse margin call, at which time the counterparty may either return the excess collateral or provide collateral to the Company in the form of cash or equivalent securities. The Company's assets pledged as collateral are also described in Notes 2(e) - Restricted Cash and 5(e) - Derivative Instruments.

Certain of the Company's financing arrangements and derivative transactions are governed by underlying agreements that generally provide for a right of setoff in the event of default or in the event of a bankruptcy of either party to the transaction. In the Company's consolidated balance sheets, all balances associated with repurchase agreements are presented on a gross basis.

7. Other Liabilities

The following table presents the components of the Company's Other liabilities at December 31, 2025 and 2024:

(In Thousands)	December 31, 2025	December 31, 2024
Payable for unsettled investment purchases	$ —	$ 63,094
Dividends and dividend equivalents payable	37,136	36,021
Lease liability	53,431	41,050
Accrued interest payable	36,369	33,050
Accrued expenses and other	151,804	239,136
Total Other Liabilities	$ 278,740	$ 412,351

8. Income Taxes

The Company has elected to be taxed as a REIT under the provisions of the Internal Revenue Code of 1986, as amended, (the "Code"), and the corresponding provisions of state law. The Company expects to operate in a manner that will enable it to satisfy the various requirements to maintain its status as a REIT for federal income tax purposes. In order to maintain its status as a REIT, the Company must, among other things, distribute at least 90% of its REIT taxable income (excluding net long-term capital gains) to stockholders in the timeframe permitted by the Code. As long as the Company maintains its status as a REIT, the Company will not be subject to regular federal income tax at the REIT level to the extent that it distributes 100% of its REIT taxable income (including net long-term capital gains) to its stockholders within the permitted timeframe. Should this not occur, the Company would be subject to federal taxes at prevailing corporate tax rates on the difference between its REIT taxable income and the amounts deemed to be distributed for that tax year. The Company's objective is to distribute 100% of its REIT taxable income to its stockholders within the permitted timeframe. If the Company fails to distribute during each calendar year, or by the end of January following the calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% nondeductible excise tax on the excess of the required distribution over the amounts actually distributed. To the extent that the Company incurs interest, penalties or related excise taxes in connection with its tax obligations, including as a result of its assessment of uncertain tax positions, such amounts will be included in Operating and Other Expense on the Company's consolidated statements of operations.

In addition, the Company has elected to treat certain of its subsidiaries as TRS. In general, a TRS may hold assets and engage in activities that the Company cannot hold or engage in directly and generally may engage in any real estate or non-real estate-related business. Generally, a domestic TRS is subject to U.S. federal, state and local corporate income taxes. Given that a portion of the Company's business is conducted through one or more TRS, the net taxable income earned by its domestic TRS, if any, is subject to corporate income taxation. To maintain the Company's REIT election, no more than 20% (25% for taxable years beginning after December 31, 2025) of the value of the Company's assets at the end of each calendar quarter may consist of stock or securities in TRS. For purposes of the determination of U.S. federal and state income taxes, the Company's subsidiaries that elected to be treated as TRS record current or deferred income taxes based on differences (both permanent and timing) between the determination of their taxable income and net income under GAAP.

Based on its analysis of any potentially uncertain tax positions, the Company concluded that it does not have any material uncertain tax positions that meet the relevant recognition or measurement criteria as of December 31, 2025 or 2024. As of the date of this filing, the Company's tax returns for tax years 2022 through 2024 are open to examination.

The tax effects of temporary differences that give rise to significant portions of net deferred tax assets ("DTAs") recorded at the Company's domestic TRS entities at December 31, 2025 and 2024 are presented in the following table:

(In Thousands)	December 31, 2025	December 31, 2024
Deferred tax assets (DTAs):		
Net operating loss and tax credit carryforwards	$ 104,004	$ 89,910
Unrealized mark-to-market, impairments and loss provisions	17,602	18,004
Other realized / unrealized treatment differences	(39,080)	(45,234)
Total deferred tax assets	82,526	62,680
Less: valuation allowance	(82,526)	(62,680)
Net deferred tax assets	$ —	$ —

Realization of the Company's DTAs at December 31, 2025 is dependent on several factors, including generating sufficient taxable income to utilize net operating loss ("NOL") carryforwards and generating sufficient capital gains in future periods prior to the expiration of capital loss carryforwards. The Company determines the extent to which realization of the deferred assets is not expected to be more likely than not and establishes a valuation allowance accordingly.

No net deferred tax benefit was recorded by the Company for the years ended December 31, 2025 and 2024, related to the net taxable losses in TRS entities, since a valuation allowance for the full amount of the associated deferred tax asset at the ends of those periods was recognized as its recovery was not considered more likely than not. The related NOL carryforwards can be carried forward indefinitely, until fully utilized. The Company's estimate of net DTAs could change in future periods to the extent that actual or revised estimates of future taxable income change from current expectations.

At December 31, 2025, the Company's federal NOL carryforward from prior years was $354.0 million, which may be carried forward indefinitely. If certain substantial changes in the Company's ownership occur, there could be an annual limitation on the amount of the carryforwards that can be utilized.

The following table summarizes the Company's income tax provision/(benefit) primarily recorded at the Company's domestic TRS entities for the years ended December 31, 2025, 2024, and 2023:

	For the Year Ended		
(In Thousands)	December 31, 2025	December 31, 2024	December 31, 2023
Current provision/(benefit)			
Federal	$ (489)	$ 417	$ (21)
State	(246)	26	—
Total current provision/(benefit)	(735)	443	(21)
Deferred provision/(benefit)			
Federal	—	—	251
State	—	—	48
Total deferred provision/(benefit)	—	—	299
Total provision/(benefit)	$ (735)	$ 443	$ 278

As further described in Note 2(s), the Company has elected to retrospectively adopt the guidance in ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Taxes Disclosures, or ASU 2023-09. The following is a reconciliation of the statutory federal tax rate to the Company's effective tax rate for the years ended December 31, 2025, 2024, and 2023:

	For the Year Ended					
	December 31, 2025		December 31, 2024		December 31, 2023	
(Dollars in Thousands)	Amount	Percentage	Amount	Percentage	Amount	Percentage
U.S. Federal statutory tax rate	$ 36,970	21.0 %	$ 25,136	21.0 %	$ 16,893	21.0 %
State and local taxes, net of federal income tax effect (1)	246	0.1 %	(26)	— %	(48)	(0.1)%
Changes in valuation allowances	16,014	9.1 %	(7,641)	(6.4)%	(7,706)	(9.6)%
Nontaxable or nondeductible items						
REIT GAAP income or loss not subject to federal income tax	(26,714)	(15.2)%	(9,171)	(7.7)%	(16,123)	(20.0)%
VIE income or loss	(18,693)	(10.6)%	(1,124)	(0.9)%	7,072	8.8 %
TRS permanent differences	280	0.2 %	—	— %	607	0.8 %
Basis difference in contributed assets to subsidiaries	(8,307)	(4.7)%	(6,616)	(5.5)%	—	— %
Other adjustments	(531)	(0.3)%	(115)	(0.2)%	(417)	(0.6)%
Effective tax rate	$ (735)	(0.4)%	$ 443	0.3 %	$ 278	0.3 %

(1) The jurisdictions that contribute to the majority (greater than 50%) of the tax effect in this category include California, Maine, Minnesota, New Jersey, and Pennsylvania for 2025. No jurisdictions materially contributed to the majority (greater than 50%) of the net tax effect in this category for 2024 and 2023.

The amount of cash taxes paid by (refunded to) the Company by jurisdiction for the year ended:

	For the Year Ended
(In Thousands)	December 31, 2025
Federal	$ 656
Pennsylvania	(100)
Other states	8
Total cash taxes paid (refunded)	$ 564

9. Commitments and Contingencies

(a) Lease Commitments

The Company's primary lease commitment relates to its corporate headquarters. For the years ended December 31, 2025, 2024, and 2023, the Company recorded an expense in connection with this lease of approximately $5.3 million, $5.4 million, and $5.2 million, respectively. The original term specified in this lease is approximately fifteen years with a termination date of December 2036 and an option to renew for an additional five years.

Additionally, in December 2024, Lima One executed a new office lease for its headquarters in Greenville, South Carolina. Lima One moved into the new office space on July 15, 2025. For the year ended December 31, 2025, the Company recorded an expense in connection with this lease of approximately $2.1 million. The original term specified in this lease is approximately nine years with a termination date of December 2033 and two options to renew for an additional four years for the first extension and an additional five years for the second extension.

The Company recognized total lease expense of $8.6 million, $7.4 million and $6.7 million for the years ended December 31, 2025, 2024 and 2023, respectively, which is included in Other general and administrative expense on the Company's consolidated statements of operations.

At December 31, 2025, the contractual minimum rental payments (exclusive of possible rent escalation charges and normal recurring charges for maintenance, insurance and taxes) for the Company's lease commitments were as follows:

Year Ended December 31,	Minimum Rental Payments
(In Thousands)	
2026	$ 7,377
2027	7,731
2028	7,547
2029	7,529
2030	7,513
Thereafter	39,633
Total	$ 77,329
Present Value Discount	(23,898)
Total Lease Liability (Note 7)	$ 53,431

(b) Representations and Warranties in Connection with Loan Securitization and Other Loan Sale Transactions

In connection with the loan securitization and sale transactions entered into by the Company, the Company has the obligation under certain circumstances to repurchase assets previously transferred to securitization vehicles, or otherwise sold, upon breach of certain representations and warranties. As of December 31, 2025, the Company was not aware of any material unsettled repurchase claims that would require a reserve (see Note 14).

(c) Loan Commitments

At December 31, 2025, the Company had unfunded commitments in connection with its Single-family and Multifamily transitional loans of $271.2 million and $23.2 million, respectively (see Note 3). These commitments are subject to certain conditions that the respective borrowers must meet before funding is required. In addition, from time to time, Lima One makes short-term commitments to originate mortgage loans; such commitments were not significant at December 31, 2025.

(d) Guarantee

In connection with one of its investments in a loan origination partner, the Company has guaranteed up to $51.0 million of such investee's warehouse financing. As of December 31, 2025, the Company has not recorded a loss in connection with this guarantee.

(e) Litigation

The Company reserves for contingent liabilities when it is determined that a liability is probable and reasonably estimable. Litigation is subject to many factors that are difficult to predict, so there can be no assurance that, in the event of a material unfavorable result in one or more claims, the Company will not incur material costs.

The Company is not presently named as a defendant in any material litigation arising outside the ordinary course of business. However, the Company is from time to time involved in litigation arising in the course of its business activities. During the year ended December 31, 2025, the Company recorded an aggregate litigation reserve totaling $1.2 million within Other Income/(Loss), net and estimates additional reasonably possible losses of up to $1.5 million.

10. Stockholders' Equity

(a) Preferred Stock

7.50% Series B Cumulative Redeemable Preferred Stock ("Series B Preferred Stock")

On April 15, 2013, the Company completed the issuance of 8.0 million shares of its Series B Preferred Stock with a par value of $0.01 per share, and a liquidation preference of $25.00 per share plus accrued and unpaid dividends, in an underwritten public offering. On August 15, 2025, the Company filed an articles supplementary to the amended and restated articles of incorporation, which increased the number of authorized shares of Series B Preferred Stock to 12.1 million from 8.1 million. Also on August 15, 2025, the Company entered into a distribution agreement pursuant to the terms of which the Company may, from time to time, offer and sell shares of its preferred stock having an aggregate gross sales price of up to $100.0 million. During the year ended December 31, 2025, approximately 125,000 shares of Series B Preferred Stock were issued for gross proceeds of approximately $2.7 million.

The Company's Series B Preferred Stock is entitled to receive a dividend at a rate of 7.50% per year on the $25.00 liquidation preference before the Company's common stock is paid any dividends and is senior to the Company's common stock with respect to distributions upon liquidation, dissolution or winding up. Dividends on the Series B Preferred Stock are payable quarterly in arrears on or about March 31, June 30, September 30 and December 31 of each year. The Series B Preferred Stock is redeemable at $25.00 per share plus accrued and unpaid dividends (whether or not authorized or declared), exclusively at the Company's option.

The Series B Preferred Stock generally does not have any voting rights, subject to an exception in the event the Company fails to pay dividends on such stock for six or more quarterly periods (whether or not consecutive). Under such circumstances, the Series B Preferred Stock will be entitled to vote to elect two additional directors to the Company's Board of Directors (the "Board"), until all unpaid dividends have been paid or declared and set apart for payment. In addition, certain material and adverse changes to the terms of the Series B Preferred Stock cannot be made without the affirmative vote of holders of at least 66.67% of the outstanding shares of Series B Preferred Stock.

The following table presents cash dividends declared by the Company on its Series B Preferred Stock from January 1, 2023 through December 31, 2025:

Year	Declaration Date	Record Date	Payment Date	Annual Dividend Rate	Dividend Per Share
2025	November 20, 2025	December 4, 2025	December 31, 2025	7.50%	$0.46875
	August 21, 2025	September 4, 2025	September 30, 2025	7.50	0.46875
	May 19, 2025	June 4, 2025	June 30, 2025	7.50	0.46875
	February 18, 2025	March 4, 2025	March 31, 2025	7.50	0.46875
2024	November 20, 2024	December 3, 2024	December 31, 2024	7.50	0.46875
	August 16, 2024	August 30, 2024	September 30, 2024	7.50	0.46875
	May 21, 2024	June 5, 2024	June 28, 2024	7.50	0.46875
	February 20, 2024	March 5, 2024	March 28, 2024	7.50	0.46875
2023	November 21, 2023	December 4, 2023	December 29, 2023	7.50	0.46875
	August 17, 2023	September 5, 2023	September 29, 2023	7.50	0.46875
	May 22, 2023	June 5, 2023	June 30, 2023	7.50	0.46875
	February 21, 2023	March 6, 2023	March 31, 2023	7.50	0.46875

6.50% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock ("Series C Preferred Stock")

On February 28, 2020, the Company amended its charter through the filing of articles supplementary to reclassify 12,650,000 shares of the Company's authorized but unissued common stock as shares of the Company's Series C Preferred Stock. On March 2, 2020, the Company completed the issuance of 11.0 million shares of its Series C Preferred Stock with a par value of $0.01 per share, and a liquidation preference of $25.00 per share plus accrued and unpaid dividends, in an underwritten public offering. The total net proceeds the Company received from the offering were approximately $266.0 million, after deducting offering expenses and the underwriting discount. On August 15, 2025, the Company filed an articles supplementary to the amended and restated articles of incorporation, which increased the number of authorized shares of Series C Preferred Stock to 16.7 million from 12.7 million. Also on August 15, 2025, the Company entered into a distribution agreement pursuant to the terms of which the Company may, from time to time, offer and sell shares of its preferred stock having an aggregate gross sales price of up to $100.0 million. During the year ended December 31, 2025, approximately 286,000 shares of Series C Preferred Stock were issued for gross proceeds of approximately $6.9 million.

The Company's Series C Preferred Stock is entitled to receive dividends (i) from and including the original issue date to, but excluding, March 31, 2025, at a fixed rate of 6.50% per year on the $25.00 liquidation preference and (ii) from and after March 31, 2025, at a floating rate equal to three-month London Interbank Offered Rate ("LIBOR") plus a spread of 5.345% per year of the $25.00 per share liquidation preference before the Company's common stock is paid any dividends, and is senior to the Company's common stock with respect to distributions upon liquidation, dissolution or winding up. In light of the discontinuance of the publication of three-month LIBOR after June 2023, and pursuant to the Adjustable Interest Rate (LIBOR) Act and the Federal Reserve's final rules promulgated thereunder, the three-month CME Term SOFR (Secured Overnight Financing Rate) has replaced three-month LIBOR as the successor base rate and includes an additional spread adjustment of 0.26161% per year based on the recommendation from the Alternative Reference Rate Committee. Dividends on the Series C Preferred Stock are payable quarterly in arrears on or about March 31, June 30, September 30 and December 31 of each year. The Series C Preferred Stock is not redeemable by the Company prior to March 31, 2025, except under circumstances where it is necessary to preserve the Company's qualification as a REIT for U.S. federal income tax purposes and upon the occurrence of certain specified change in control transactions. On or after March 31, 2025, the Company may, at its option, subject to certain procedural requirements, redeem any or all of the shares of the Series C Preferred Stock for cash at a redemption price of $25.00 per share, plus any accrued and unpaid dividends thereon (whether or not authorized or declared) to, but excluding, the redemption date.

The Series C Preferred Stock generally does not have any voting rights, subject to an exception in the event the Company fails to pay dividends on such stock for six or more quarterly periods (whether or not consecutive). Under such circumstances, the Series C Preferred Stock will be entitled to vote to elect two additional directors to the Company's Board, until all unpaid dividends have been paid or declared and set apart for payment. In addition, certain material and adverse changes to the terms of the Series C Preferred Stock cannot be made without the affirmative vote of holders of at least 66.67% of the outstanding shares of Series C Preferred Stock.

The following table presents cash dividends declared by the Company on its Series C Preferred Stock from January 1, 2023 through December 31, 2025:

Year	Declaration Date	Record Date	Payment Date	Annual Dividend Rate	Dividend Per Share
2025	November 20, 2025	December 4, 2025	December 31, 2025	9.60811%	$0.613850
	September 2, 2025	September 4, 2025	September 30, 2025	9.90226	0.639521
	May 19, 2025	June 4, 2025	June 30, 2025	9.90578	0.619110
	February 18, 2025	March 4, 2025	March 31, 2025	6.50000	0.406250
2024	November 20, 2024	December 3, 2024	December 31, 2024	6.50000	0.406250
	August 16, 2024	August 30, 2024	September 30, 2024	6.50000	0.406250
	May 21, 2024	June 5, 2024	June 28, 2024	6.50000	0.406250
	February 20, 2024	March 5, 2024	March 28, 2024	6.50000	0.406250
2023	November 21, 2023	December 4, 2023	December 29, 2023	6.50000	0.406250
	August 17, 2023	September 5, 2023	September 29, 2023	6.50000	0.406250
	May 22, 2023	June 5, 2023	June 30, 2023	6.50000	0.406250
	February 21, 2023	March 6, 2023	March 31, 2023	6.50000	0.406250

(b) Dividends on Common Stock

The following table presents cash dividends declared by the Company on its common stock from January 1, 2023 through December 31, 2025:

Year	Declaration Date	Record Date	Payment Date	Dividend Per Share	
2025	December 11, 2025	December 31, 2025	January 30, 2026	$0.36	*(1)*
	September 11, 2025	September 30, 2025	October 31, 2025	0.36	
	June 12, 2025	June 30, 2025	July 31, 2025	0.36	
	March 6, 2025	March 31, 2025	April 30, 2025	0.36	
2024	December 11, 2024	December 31, 2024	January 31, 2025	0.35	*(2)*
	September 12, 2024	September 27, 2024	October 31, 2024	0.35	
	June 11, 2024	June 28, 2024	July 31, 2024	0.35	
	March 7, 2024	March 28, 2024	April 30, 2024	0.35	
2023	December 13, 2023	December 29, 2023	January 31, 2024	0.35	*(3)*
	September 20, 2023	October 2, 2023	October 31, 2023	0.35	
	June 15, 2023	June 30, 2023	July 31, 2023	0.35	
	March 10, 2023	March 31, 2023	April 28, 2023	0.35	

(1) At December 31, 2025, the Company had accrued dividends and dividend equivalents payable of $37.1 million related to the common stock dividend declared on December 11, 2025. This dividend will be treated as a dividend paid in 2026 to the extent of the Company's earnings and profits in 2026.

(2) At December 31, 2024, the Company had accrued dividends and dividend equivalents payable of $36.0 million related to the common stock dividend declared on December 11, 2024. A portion of this dividend was considered taxable income to the recipient in 2025. For more information see the Company's 2025 Dividend Tax Information on its website.

(3) At December 31, 2023, the Company had accrued dividends and dividend equivalents payable of $35.8 million related to the common stock dividend declared on December 13, 2023. A portion of this dividend was considered taxable income to the recipient in 2024. For more information see the Company's 2024 Dividend Tax Information on its website.

In general, the Company's common stock dividends have been characterized as ordinary income to its stockholders for income tax purposes. However, a portion of the Company's common stock dividends may, from time to time, be characterized as capital gains or return of capital. For the year ended December 31, 2025, the portion of the Company's common stock dividends paid during the year deemed to be a return of capital was $0.5800 per share of common stock. For the year ended December 31, 2024, the portion of the Company's common stock dividends paid during the year deemed to be a return of capital was $0.5516 per share of common stock. For the year ended December 31, 2023, the portion of the Company's common stock dividends paid during the year deemed to be a return of capital was $0.4108 per share of common stock.

(c) Discount Waiver, Direct Stock Purchase and Dividend Reinvestment Plan ("DRSPP")

On September 27, 2022, the Company filed a shelf registration statement on Form S-3 with the SEC under the Securities Act of 1933, as amended (the "Securities Act"), for the purpose of registering common stock for sale through its DRSPP. Pursuant to Rule 462(e) under the Securities Act, this shelf registration statement became effective automatically upon filing with the SEC and, registered an aggregate of 2.0 million shares of common stock. The Company's DRSPP is designed to provide existing stockholders and new investors with a convenient and economical way to purchase shares of common stock through the automatic reinvestment of dividends and/or optional cash investments. The DRSPP shelf registration statement expired by its terms on September 27, 2025.

During the years ended December 31, 2025, 2024 and 2023, the Company issued 0, 0 and 6,666 shares of common stock through the DRSPP, raising net proceeds of approximately $0, $0 and $74,000, respectively. From the inception of the DRSPP in September 2003 through December 31, 2025, the Company issued 8,848,219 shares pursuant to the DRSPP, raising net proceeds of $290.8 million.

(d) Preferred Stock At-the-Market Offering Program

On August 15, 2025, the Company entered into a distribution agreement pursuant to the terms of which the Company may, from time to time, offer and sell shares of its Series B Preferred Stock and/or its Series C Preferred Stock having an aggregate gross sales price of up to $100.0 million, through various sales agents in transactions deemed to be "at-the-market" offerings under federal securities laws (the "Preferred Stock ATM Program"). The Company sold an aggregate of approximately 411,000 shares of preferred stock through the Preferred Stock ATM Program during the year ended December 31, 2025 for gross sales proceeds of approximately $9.5 million. As of December 31, 2025, approximately $90.5 million remained available under the Preferred Stock ATM Program.

(e) Common Stock At-the-Market Offering Program

On August 15, 2025, the Company entered into a distribution agreement pursuant to the terms of which the Company may offer and sell shares of its common stock having an aggregate gross sales price of up to $300.0 million, from time to time, through various sales agents in transactions deemed to be "at-the-market" offerings under federal securities laws (the "Common Stock ATM Program"). The prior distribution agreement entered into on February 29, 2024, which had substantially the same terms, was terminated.

The Company did not sell any shares of common stock through the Common Stock ATM Program during the years ended December 31, 2025 and 2024.

(f) Stock Repurchase Program

On February 29, 2024, the Company announced its Board had authorized a $200 million stock repurchase program with respect to the Company's common stock, which was in effect through the end of 2025. Approximately $190 million remained available for repurchase under the stock repurchase program upon its expiration. On February 12, 2026, the Company's Board authorized a new $200 million stock repurchase program with respect to the Company's common stock, which will be in effect through December 31, 2028.

The stock repurchase program does not require the purchase of any minimum number of shares. The timing and extent to which the Company repurchases its shares will depend upon, among other things, market conditions, share price, liquidity, regulatory requirements and other factors, and repurchases may be commenced or suspended at any time without prior notice. Acquisitions under the stock repurchase program may be made in the open market, through privately negotiated transactions or block trades or other means, in accordance with applicable securities laws (including, in the Company's discretion, through the use of one or more plans adopted under Rule 10b5-1 promulgated under the Exchange Act of 1934, as amended (the "Exchange Act")).

During the year ended December 31, 2025, the Company repurchased 1,026,117 shares of its common stock through the stock repurchase program at an average cost of $9.76 per share and a total cost of approximately $10.0 million, net of fees and commissions paid to the sales agent of approximately $10,000. The Company did not repurchase any shares of its common stock during the year ended December 31, 2024 and 2023.

(g) Accumulated Other Comprehensive Income/(Loss)

The following tables present changes in the balances of each component of the Company's AOCI:

	For the Year Ended December 31, 2025		
(In Thousands)	Net Unrealized Gain/(Loss) on AFS Securities	Net Unrealized Gain/(Loss) on Financing Agreements *(1)*	Total AOCI
Balance at beginning of period	$ 9,476	$ —	$ 9,476
OCI before reclassifications	(5,575)	—	(5,575)
Amounts reclassified from AOCI	(226)	—	(226)
Net OCI during the period *(2)*	(5,801)	—	(5,801)
Balance at end of period	$ 3,675	$ —	$ 3,675

	For the Year Ended December 31, 2024		
(In Thousands)	Net Unrealized Gain/(Loss) on AFS Securities	Net Unrealized Gain/(Loss) on Financing Agreements *(1)*	Total AOCI
Balance at beginning of period	$ 17,698	$ —	$ 17,698
OCI before reclassifications	1,764	—	1,764
Amounts reclassified from AOCI	(9,986)	—	(9,986)
Net OCI during the period *(2)*	(8,222)	—	(8,222)
Balance at end of period	$ 9,476	$ —	$ 9,476

	For the Year Ended December 31, 2023		
(In Thousands)	Net Unrealized Gain/(Loss) on AFS Securities	Net Unrealized Gain/(Loss) on Financing Agreements *(1)*	Total AOCI
Balance at beginning of period	$ 21,341	$ —	$ 21,341
OCI before reclassifications	(2,873)	—	(2,873)
Amounts reclassified from AOCI	(770)	—	(770)
Net OCI during the period *(2)*	(3,643)	—	(3,643)
Balance at end of period	$ 17,698	$ —	$ 17,698

(1) Net Unrealized Gain/(Loss) on Financing Agreements at Fair Value due to changes in instrument-specific credit risk.
(2) For further information regarding changes in OCI, see the Company's consolidated statements of comprehensive income/(loss).

11. EPS Calculation

The following table presents a reconciliation of the earnings/(loss) and shares used in calculating basic and diluted earnings/(loss) per share for the years ended December 31, 2025, 2024 and 2023:

(In Thousands, Except Per Share Amounts)	For the Year Ended December 31, 2025	2024	2023
Basic Earnings/(Loss) per Share:			
Net income/(loss) to common stockholders	$ 176,783	$ 119,251	$ 80,164
Dividends declared on preferred stock	(40,318)	(32,875)	(32,875)
Dividends, dividend equivalents and undistributed earnings allocated to participating securities	(781)	(453)	—
Net income/(loss) attributable to common stockholders - basic	$ 135,684	$ 85,923	$ 47,289
Basic weighted average common shares outstanding	103,554	103,489	102,215
Basic Earnings/(Loss) per Share	$ 1.31	$ 0.83	$ 0.46
Diluted Earnings/(Loss) per Share:			
Net income/(loss) to common stockholders - basic	$ 135,684	$ 85,923	$ 47,289
Dividends, dividend equivalents and undistributed earnings allocated to participating securities	—	—	—
Interest expense on Convertible Senior Notes	—	—	—
Net income/(loss) attributable to common stockholders - diluted	$ 135,684	$ 85,923	$ 47,289
Basic weighted average common shares outstanding	103,554	103,489	102,215
Unvested and vested restricted stock units	427	1,613	1,363
Effect of assumed conversion of Convertible Senior Notes to common shares	—	—	—
Diluted weighted average common shares outstanding *(1)*	103,981	105,102	103,578
Diluted Earnings/(Loss) per Share	$ 1.30	$ 0.82	$ 0.46

(1) At December 31, 2025 and 2024, the Company had approximately 1,013,000 and 324,000 equity instruments outstanding that were excluded from the calculation of diluted EPS for the years ended December 31, 2025 and 2024, respectively, as they were determined to be anti-dilutive. These equity instruments reflect RSUs (based on current estimate of expected share settlement amount) with a weighted average grant date fair value of $10.32 and $10.94, respectively. These equity instruments may have a dilutive impact on future EPS.

During the years ended December 31, 2024 and 2023, the Convertible Senior Notes were determined to be anti-dilutive and were excluded from the calculation of diluted EPS under the "if-converted" method. Under this method, the periodic interest expense for dilutive notes is added back to the numerator and the weighted average number of shares that the notes are entitled to (if converted, regardless of whether the conversion option is in or out of the money) are included in the denominator for the purpose of calculating diluted EPS.

12. Equity Compensation and Other Benefit Plans

(a) Equity Compensation Plan

In accordance with the terms of the Company's Equity Plan, which was approved by the Company's stockholders on June 3, 2025 (and which amended and restated the Company's Equity Compensation Plan, which had been most recently approved in June 2023), directors, officers and employees of the Company and any of its subsidiaries and other persons expected to provide significant services for the Company and any of its subsidiaries are eligible to receive grants of stock options ("Options"), restricted stock, RSUs, dividend equivalent rights and other stock-based awards under the Equity Plan.

Subject to certain exceptions, stock-based awards relating to a maximum of 13.2 million shares of common stock may be granted under the Equity Plan; forfeitures and/or awards that expire unexercised do not count toward this limit. At December 31, 2025, approximately 9.0 million shares of common stock remained available for grant in connection with stock-based awards under the Equity Plan. A participant may generally not receive stock-based awards in excess of 2.0 million shares of common stock in any one year and no award may be granted to any person who, assuming exercise of all Options and payment of all awards held by such person, would own or be deemed to own more than 9.8% of the outstanding shares of the Company's common stock. Unless previously terminated by the Board, awards may be granted under the Equity Plan until June 3, 2035.

Restricted Stock Units

Under the terms of the Equity Plan, RSUs are instruments that provide the holder with the right to receive, subject to the satisfaction of conditions set by the Compensation Committee at the time of grant, a payment of a specified value, which may be a share of the Company's common stock, the fair market value of a share of the Company's common stock, or such fair market value to the extent in excess of an established base value, on the applicable settlement date. Although the Equity Plan permits the Company to issue RSUs that can settle in cash, all of the Company's outstanding RSUs as of December 31, 2025 are designated to be settled in shares of the Company's common stock. All holders of RSUs outstanding at December 31, 2025 may be entitled to receive dividend equivalent payments depending on the terms and conditions of the award either in cash at the time dividends are paid by the Company or at the time of settlement of the RSU award, or for performance-based RSU awards, as a grant of stock at the time such awards are settled. At December 31, 2025 and 2024, the Company had unrecognized compensation expense of $7.2 million and $6.3 million, respectively, related to RSUs. The unrecognized compensation expense at December 31, 2025 is expected to be recognized over a weighted average period of 1.7 years.

The following table presents information with respect to the Company's RSUs during the years ended December 31, 2025, 2024 and 2023:

	For the Year Ended December 31, 2025					
	RSUs With Service Condition	Weighted Average Grant Date Fair Value Per Share	RSUs With Market and Service Conditions	Weighted Average Grant Date Fair Value Per Share	Total RSUs	Total Weighted Average Grant Date Fair Value Per Share
Outstanding at beginning of year:	1,420,910	$ 12.76	2,665,347	$ 11.23	4,086,257	$ 11.76
Granted *(1)*	604,669	10.09	955,532	10.54	1,560,201	10.36
Settled	(330,714)	15.92	(799,069)	14.16	(1,129,783)	14.68
Cancelled/forfeited	(30,641)	10.51	(314,336)	14.25	(344,977)	13.92
Outstanding at end of year	1,664,224	$ 11.20	2,507,474	$ 9.66	4,171,698	$ 10.27
RSUs vested but not settled at end of year	1,142,777	$ 11.46	1,664,349	$ 9.55	2,807,126	$ 10.32
RSUs unvested at end of year	521,447	$ 10.64	843,125	$ 9.87	1,364,572	$ 10.17

	For the Year Ended December 31, 2024					
	RSUs With Service Condition	Weighted Average Grant Date Fair Value Per Share	RSUs With Market and Service Conditions	Weighted Average Grant Date Fair Value Per Share	Total RSUs	Total Weighted Average Grant Date Fair Value Per Share
Outstanding at beginning of year:	1,320,059	$ 14.01	1,867,842	$ 11.16	3,187,901	$ 12.34
Granted *(2)*	573,110	11.17	1,308,727	11.77	1,881,837	11.59
Settled	(312,808)	16.15	—	—	(312,808)	16.15
Cancelled/forfeited	(159,451)	10.80	(511,222)	11.99	(670,673)	11.71
Outstanding at end of year	1,420,910	$ 12.76	2,665,347	$ 11.23	4,086,257	$ 11.76
RSUs vested but not settled at end of year	957,045	$ 13.75	1,845,176	$ 12.23	2,802,221	$ 12.75
RSUs unvested at end of year	463,865	$ 10.71	820,171	$ 8.99	1,284,036	$ 9.61

	For the Year Ended December 31, 2023					
	RSUs With Service Condition	**Weighted Average Grant Date Fair Value Per Share**	**RSUs With Market and Service Conditions**	**Weighted Average Grant Date Fair Value Per Share**	**Total RSUs**	**Total Weighted Average Grant Date Fair Value Per Share**
Outstanding at beginning of year:	921,308	$ 18.63	1,138,495	$ 15.76	2,059,803	$ 17.04
Granted *(3)*	610,680	10.32	997,383	7.95	1,608,063	8.85
Settled	(146,440)	27.90	(13,639)	26.52	(160,079)	27.78
Cancelled/forfeited	(65,489)	13.44	(254,397)	18.32	(319,886)	17.32
Outstanding at end of year	1,320,059	$ 14.01	1,867,842	$ 11.16	3,187,901	$ 12.34
RSUs vested but not settled at end of year	635,595	$ 15.63	560,114	$ 13.61	1,195,709	$ 14.68
RSUs unvested at end of year	684,464	$ 12.52	1,307,728	$ 10.11	1,992,192	$ 10.94

(1) The weighted average grant date fair value of these awards require the Company to estimate certain valuation inputs. In determining the fair value for 1,300,017 of these awards granted in 2025, the Company applied: (i) a weighted average volatility estimate of approximately 34.73%, which was determined considering historic volatility in the price of the Company's and its peer group companies common stock over the three-year period prior to the grant date and the implied volatility of certain exchange-traded options on the Company's and its peer group companies' common stock at the grant date; and (ii) a weighted average risk-free rate of 4.20% based on the continuously compounded constant maturity treasury rate corresponding to a maturity commensurate with the expected vesting term of the awards, respectively. The weighted average grant date fair value for the remaining 107,184 awards with a service condition only was estimated based on the closing price of the Company's common stock at the grant date of $9.47. All of the 955,532 RSUs granted in 2025, the vesting of which is subject to both market and service conditions, are also subject to a one-year post-vesting holding requirement prior to settlement. To account for the estimated loss of value due to this holding restriction, a discount for lack of marketability is applied after the payout value is determined. There is no post vesting holding requirement on the 604,669 RSUs granted in 2025 the vesting of which is subject to a service condition only.

(2) The weighted average grant date fair value of these awards require the Company to estimate certain valuation inputs. In determining the fair value for 1,255,486 of these awards granted in 2024, the Company applied: (i) a weighted average volatility estimate of approximately 35.55%, which was determined considering historic volatility in the price of the Company's and its peer group companies common stock over the three-year period prior to the grant date and the implied volatility of certain exchange-traded options on the Company's and its peer group companies' common stock at the grant date; and (ii) a weighted average risk-free rate of 3.91% based on the continuously compounded constant maturity treasury rate corresponding to a maturity commensurate with the expected vesting term of the awards, respectively. The weighted average grant date fair value for the remaining 94,333 awards with a service condition only was estimated based on the closing price of the Company's common stock at the grant date of $10.76. All of the 1,308,727 RSUs granted in 2024, the vesting of which is subject to both market and service conditions, are also subject to a one-year post-vesting holding requirement prior to settlement. To account for the estimated loss of value due to this holding restriction, a discount for lack of marketability is applied after the payout value is determined. There is no post vesting holding requirement on the 573,110 RSUs granted in 2024 the vesting of which is subject to a service condition only.

(3) The weighted average grant date fair value of these awards require the Company to estimate certain valuation inputs. In determining the fair value for 1,517,675 of these awards granted in 2023, the Company applied: (i) a weighted average volatility estimate of approximately 56%, which was determined considering historic volatility in the price of the Company's and its peer group companies' common stock over the three-year period prior to the grant date and the implied volatility of certain exchange-traded options on the Company's and its peer group companies' common stock at the grant date; and (ii) a weighted average risk-free rate of 4.12% based on the continuously compounded constant maturity treasury rate corresponding to a maturity commensurate with the expected vesting term of the awards, respectively. The weighted average grant date fair value for the remaining 90,388 awards with a service condition only was estimated based on the closing price of the Company's common stock at the grant date of $11.23. All of the 997,383 RSUs granted in 2023, the vesting of which is subject to both market and service conditions, are also subject to a one-year post-vesting holding requirement prior to settlement. To account for the estimated loss of value due to this holding restriction, a discount for lack of marketability is applied after the payout value is determined. There is no post vesting holding requirement on the 610,680 RSUs granted in 2023 the vesting of which is subject to a service condition only.

Restricted Stock

The Company did not grant any shares of restricted common stock during the years ended December 31, 2025, 2024 and 2023. At December 31, 2025, 2024 and 2023, the Company did not have any unvested shares of restricted common stock outstanding, and no restricted shares vested during the years ended December 31, 2025 and 2024, respectively.

Dividend Equivalents

A dividend equivalent is a right to receive a distribution equal to the dividend distributions that would be paid on a share of the Company's common stock. Dividend equivalents may be granted as a separate instrument or may be a right associated with the grant of another award (e.g., an RSU) under the Equity Plan, and they are paid typically in cash or other consideration at such times and in accordance with such rules, as the Compensation Committee of the Board shall determine in its discretion. Dividend equivalent payments are generally charged to Stockholders' Equity when common stock dividends are declared to the extent that such equivalents are expected to vest. The Company made dividend equivalent payments associated with RSU awards of approximately $3.9 million, $2.4 million, and $463,000 during the years ended December 31, 2025, 2024 and 2023, respectively. In addition, no dividend equivalent rights awarded as separate instruments were granted during the years ended December 31, 2025, 2024 and 2023.

Expense Recognized for Equity-Based Compensation Instruments

The following table presents the Company's expenses related to its equity-based compensation instruments for the years ended December 31, 2025, 2024 and 2023:

	For the Year Ended December 31,		
(In Thousands)	**2025**	**2024**	**2023**
RSUs	$ 12,067	$ 13,883	$ 15,035
Total	$ 12,067	$ 13,883	$ 15,035

(b) Deferred Compensation Plans

The Company administers deferred compensation plans for its senior officers and non-employee directors (collectively, the "Deferred Plans"), pursuant to which participants may elect to defer up to 100% of certain cash compensation. The Deferred Plans are designed to align participants' interests with those of the Company's stockholders.

Amounts deferred under the Deferred Plans are considered to be converted into "stock units" of the Company. Stock units do not represent stock of the Company, but rather are a liability of the Company that changes in value as would equivalent shares of the Company's common stock. Deferred compensation liabilities are settled in cash at the termination of the deferral period, based on the value of the stock units at that time. The Deferred Plans are non-qualified plans under the Employee Retirement Income Security Act of 1974 and, as such, are not funded. Prior to the time that the deferred accounts are settled, participants are unsecured creditors of the Company.

The Company's liability for stock units in the Deferred Plans is based on the market price of the Company's common stock at the measurement date. The following table presents the Company's expenses (reversal) related to its Deferred Plans for the years ended December 31, 2025, 2024 and 2023:

	For the Year Ended December 31,		
(In Thousands)	**2025**	**2024**	**2023**
Non-employee directors	$ 161	$ 39	$ 586
Total	$ 161	$ 39	$ 586

The Company distributed cash of approximately $273,000, $77,000, and $374,000 to the participants of the Deferred Plans during the years ended December 31, 2025, 2024 and 2023, respectively.

The following table presents the aggregate amount of income deferred by participants of the Deferred Plans through December 31, 2025 and 2024 that had not been distributed and the Company's associated liability for such deferrals at December 31, 2025 and 2024:

	December 31, 2025		December 31, 2024	
(In Thousands)	**Undistributed Income Deferred *(1)***	**Liability Under Deferred Plans**	**Undistributed Income Deferred *(1)***	**Liability Under Deferred Plans**
Non-employee directors	$ 2,742	$ 2,738	$ 2,734	$ 2,561
Total	$ 2,742	$ 2,738	$ 2,734	$ 2,561

(1) Represents the cumulative amounts that were deferred by participants through December 31, 2025 and 2024, which had not been distributed through such respective date.

(c) Savings Plan

The Company sponsors a tax-qualified employee savings plan (the "Savings Plan") in accordance with Section 401(k) of the Code. Subject to certain restrictions, all of the Company's employees are eligible to make tax-deferred contributions to the Savings Plan subject to limitations under applicable law. Participants' accounts are self-directed and the Company bears the costs of administering the Savings Plan. The Company matches 100% of the first 3% of eligible compensation deferred by employees and 50% of the next 2%, subject to a maximum as provided by the Code. The Company has elected to operate the Savings Plan under the applicable safe harbor provisions of the Code, whereby among other things, the Company must make contributions for all participating employees and all matches contributed by the Company immediately vest 100%. For the years ended December 31, 2025, 2024 and 2023, the Company recognized expenses for matching contributions of $1.7 million, $1.4 million and $1.3 million, respectively.

13. Fair Value of Financial Instruments

GAAP requires the categorization of fair value measurements into three broad levels that form a hierarchy. A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of valuation hierarchy are defined as follows:

Level 1 — Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following describes the valuation methodologies used for the Company's financial instruments measured at fair value on a recurring basis, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Residential Whole Loans, at Fair Value

The Company determines the fair value of its residential whole loans held at fair value after considering valuations obtained from third parties that specialize in providing valuations of residential mortgage loans. The valuation approach applied generally depends on whether the loan is considered performing or non-performing at the date the valuation is performed. For performing loans, estimates of fair value are derived using a discounted cash flow approach, where estimates of cash flows are determined from the scheduled payments, adjusted using forecasted prepayment, default and loss given default rates. For non-performing loans, asset liquidation cash flows are derived based on the estimated time to liquidate the loan, the estimated value of the collateral, expected costs and estimated home price levels. Estimated cash flows for both performing and non-performing loans are discounted at yields considered appropriate to arrive at a reasonable exit price for the asset. Indications of loan value such as actual trades, bids, offers and generic market color may be used in determining the appropriate discount yield. The Company's residential whole loans held at fair value are classified as Level 3 in the fair value hierarchy; however, the Company determined that the market inputs used in valuing its Agency eligible investor loans were sufficiently observable to be classified as Level 2.

Securities, at Fair Value

Residential Mortgage Securities

In determining the fair value of the Company's residential mortgage securities, management considers a number of observable market data points, including prices obtained from pricing services and brokers as well as dialogue with market participants. Valuations of TBA securities positions are based on executed levels for positions entered into and subsequently rolled forward, as well as prices obtained from pricing services for outstanding positions at each reporting date. These valuations are assessed for reasonableness by considering market TBA levels observed via Bloomberg for the same coupon and term to maturity. In valuing Non-Agency MBS, the Company understands that pricing services use observable inputs that include, in addition to trading activity observed in the marketplace, loan delinquency data, credit enhancement levels and vintage, which are taken into account to assign pricing factors such as spread and prepayment assumptions. The Company collects and considers current market intelligence on all major markets, including benchmark security evaluations and bid-lists from various sources, when available.

The Company's residential mortgage securities are valued using various market data points as described above, which management considers directly or indirectly observable parameters. Accordingly, these securities are classified as Level 2 in the fair value hierarchy.

Term Notes Backed by MSR Collateral

The Company's valuation process for term notes backed by MSR collateral is similar to that used for residential mortgage securities and considers a number of observable market data points, including prices obtained from pricing services, brokers and repurchase agreement counterparties, dialogue with market participants, as well as management's observations of market activity. Other factors taken into consideration include estimated changes in fair value of the related underlying MSR collateral and, as applicable, the financial performance of the ultimate parent or sponsoring entity of the issuer, which has provided a guarantee that is intended to provide for payment of interest and principal to the holders of the term notes if cash flows generated by the related underlying MSR collateral are insufficient. Based on its evaluation of the observability of the data used in its fair value estimation process, these assets are classified as Level 2 in the fair value hierarchy.

Financing Agreements, at Fair Value

Agreements with mark-to-market collateral provisions

These agreements are secured and subject to margin calls and their base interest rates reset frequently to market based rates. As a result, no credit valuation adjustment is required, and the primary factor in determining their fair value is the credit spread paid over the base rate, which is a non-observable input as it is determined based on negotiations with the counterparty. The Company's financing agreements with mark-to-market collateral provisions held at fair value are classified as Level 2 in the fair value hierarchy if the credit spreads used to price the instrument reset frequently, which is typically the case with shorter term repurchase agreement contracts collateralized by securities. Financing agreements with mark-to-market collateral provisions that are typically longer term and are collateralized by residential whole loans where the credit spread paid over the base rate on the instrument is not reset frequently are classified as Level 3 in the fair value hierarchy.

Agreements with non-mark-to-market collateral provisions

These agreements are secured, but not subject to margin calls based on changes in the fair value of the financed residential whole loans. Such agreements may experience changes in advance rates or collateral eligibility as a result of factors such as changes in the delinquency status of the financed residential whole loans. As a result, a credit valuation adjustment would only be required if there were a significant decrease in collateral value, and the primary factor in determining their fair value is the credit spread paid over the base rate, which is a non-observable input as it is determined based on negotiations with the counterparty. The Company's financing agreements with non-mark-to-market collateral provisions held at fair value are classified as Level 3 in the fair value hierarchy.

Securitized Debt

In determining the fair value of securitized debt, management considers a number of observable market data points, including prices obtained from pricing services and brokers as well as dialogue with market participants, consistent with the valuation methodology for residential mortgage securities. Accordingly, the Company's securitized debt is classified as Level 2 in the fair value hierarchy.

Swaps

Variation margin payments on the Company's Swaps are treated as a legal settlement of the exposure under the related Swap contract, the effect of which reduces what would have otherwise been reported as the fair value of the Swap, generally to zero. The Company receives prices from pricing services to validate the fair value of the Swaps.

Changes to the valuation methodologies used with respect to the Company's financial instruments are reviewed by management to ensure any such changes result in appropriate exit price valuations. The Company will refine its valuation methodologies as markets and products develop and pricing methodologies evolve. The methods described above may produce fair value estimates that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with those used by market participants, the use of different methodologies, or assumptions, to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. The Company uses inputs that are current as of the measurement date, which may include periods of market dislocation, during which price transparency may be reduced. The Company reviews the classification of its financial instruments within the fair value hierarchy on a quarterly basis, and management may conclude that its financial instruments should be reclassified to a different level in the future.

The following tables present the Company's financial instruments carried at fair value on a recurring basis as of December 31, 2025 and 2024, on the consolidated balance sheets by the valuation hierarchy, as previously described:

Fair Value at December 31, 2025

(In Thousands)	Level 1	Level 2	Level 3	Total
Assets:				
Residential whole loans, at fair value	$ —	$ 51,022	$ 7,665,985	$ 7,717,007
Securities, at fair value	—	3,360,280	—	3,360,280
Total assets carried at fair value	$ —	$ 3,411,302	$ 7,665,985	$ 11,077,287
Liabilities:				
Agreements with non-mark-to-market collateral provisions	$ —	$ —	$ 48,245	$ 48,245
Agreements with mark-to-market collateral provisions	—	—	61,068	61,068
Securitized debt	—	5,846,744	—	5,846,744
Total liabilities carried at fair value	$ —	$ 5,846,744	$ 109,313	$ 5,956,057

Fair Value at December 31, 2024

(In Thousands)	Level 1	Level 2	Level 3	Total
Assets:				
Residential whole loans, at fair value	$ —	$ 52,073	$ 7,459,137	$ 7,511,210
Securities, at fair value	—	1,537,513	—	1,537,513
Total assets carried at fair value	$ —	$ 1,589,586	$ 7,459,137	$ 9,048,723
Liabilities:				
Agreements with non-mark-to-market collateral provisions	$ —	$ —	$ 284,843	$ 284,843
Agreements with mark-to-market collateral provisions	—	—	19,782	19,782
Securitized debt	—	5,211,380	—	5,211,380
Total liabilities carried at fair value	$ —	$ 5,211,380	$ 304,625	$ 5,516,005

Changes in Level 3 Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table presents additional information for the years ended December 31, 2025 and 2024 about the Company's Residential whole loans, at fair value, which are classified as Level 3 and measured at fair value on a recurring basis:

	Residential Whole Loans, at Fair Value	
	For the Year Ended December 31,	
(In Thousands)	2025	2024
Balance at beginning of period	$ 7,459,137	$ 7,455,729
Purchases and originations	2,336,919	2,077,564
Draws	351,757	556,943
Changes in fair value recorded in Net gain/(loss) on residential whole loans measured at fair value through earnings	150,122	96,353
Repayments	(2,251,708)	(1,962,039)
Loan sales and repurchases	(285,368)	(683,407)
Transfer to REO	(94,874)	(82,006)
Balance at end of period	$ 7,665,985	$ 7,459,137

The following table presents additional information for the years ended December 31, 2025 and 2024 about the Company's financing agreements with non-mark-to-market collateral provisions, which are classified as Level 3 and measured at fair value on a recurring basis:

	Agreements with Non-mark-to-market Collateral Provisions	
	Year Ended December 31,	
(In Thousands)	2025	2024
Balance at beginning of period	$ 284,843	$ 469,424
Issuances	25,612	216,189
Payment of principal	(262,210)	(400,770)
Changes in unrealized losses	—	—
Balance at end of period	$ 48,245	$ 284,843

The following table presents additional information for the years ended December 31, 2025 and 2024 about the Company's financing agreements with mark-to-market collateral provisions, which are classified as Level 3 and measured at fair value on a recurring basis:

	Agreements with Mark-to-market Collateral Provisions	
	Year Ended December 31,	
(In Thousands)	2025	2024
Balance at beginning of period	$ 19,782	$ 178,864
Issuances	229,522	127,422
Payment of principal	(188,236)	(286,504)
Changes in unrealized losses	—	—
Balance at end of period	$ 61,068	$ 19,782

Fair Value Methodology for Level 3 Financial Instruments

Residential Whole Loans, at Fair Value

The following tables present a summary of quantitative information about the significant unobservable inputs used in the fair value measurement of the Company's residential whole loans held at fair value for which it has utilized Level 3 inputs to determine fair value as of December 31, 2025 and 2024:

December 31, 2025

Fair Value *(1)*		Valuation Technique	Unobservable Input	Weighted Average *(2)*	Range	
					Min	Max
$	7,196,955	Discounted cash flow	Discount rate	6.5 %	5.5 %	20.0 %
			Prepayment rate	17.1 %	— %	50.5 %
			Default rate	1.6 %	— %	68.2 %
			Loss severity	11.4 %	— %	100.0 %
$	330,295	Liquidation model	Discount rate	9.1 %	8.0 %	20.0 %
			Annual change in home prices	1.9 %	(0.9)%	8.7 %
			Liquidation timeline (in years)	1.7	0.1	4.5
			Current value of underlying properties *(3)*	$748	$19	$11,400
$	7,527,250					

(1) *Excludes approximately $138.7 million of Residential whole loans, at fair value, with a UPB of $170.8 million, which were marked-to-market, but not based on a model, at December 31, 2025.*
(2) *Amounts are weighted based on the fair value of the underlying loan.*
(3) *Amounts represent simple average values of the properties underlying residential whole loans held at fair value.*

December 31, 2024

Fair Value *(1)*		Valuation Technique	Unobservable Input	Weighted Average *(2)*	Range	
					Min	Max
$	7,070,535	Discounted cash flow	Discount rate	7.6 %	6.2 %	20.0 %
			Prepayment rate	13.7 %	— %	58.3 %
			Default rate	1.8 %	— %	54.3 %
			Loss severity	12.3 %	— %	100.0 %
$	343,683	Liquidation model	Discount rate	8.8 %	8.0 %	20.0 %
			Annual change in home prices	3.2 %	— %	9.7 %
			Liquidation timeline (in years)	1.7	0.1	4.5
			Current value of underlying properties *(3)*	$618	$21	$8,500
$	7,414,218					

(1) *Excludes approximately $44.9 million of Residential whole loans, at fair value, with a UPB of $78.2 million, which were marked-to-market, but not based on a model, at December 31, 2024.*
(2) *Amounts are weighted based on the fair value of the underlying loan.*
(3) *Amounts represent simple average values of the properties underlying residential whole loans held at fair value.*

Changes in market conditions, as well as changes in the assumptions or methodology used to determine fair value, could result in a significant increase or decrease in the fair value of residential whole loans. Loans valued using a discounted cash flow model are most sensitive to changes in the discount rate assumption, while loans valued using the liquidation model technique are most sensitive to changes in the current value of the underlying properties and the liquidation timeline. Increases in discount rates, default rates, loss severities, or liquidation timelines, either in isolation or collectively, would generally result in a lower fair value measurement, whereas increases in the current or expected value of the underlying properties, in isolation, would result in a higher fair value measurement. In practice, changes in valuation assumptions may not occur in isolation and the changes in any particular assumption may result in changes in other assumptions, which could offset or amplify the impact on the overall valuation.

The following table presents the carrying values and estimated fair values of the Company's financial instruments at December 31, 2025 and 2024:

(In Thousands)	December 31, 2025 Level in Fair Value Hierarchy	December 31, 2025 Carrying Value	December 31, 2025 Estimated Fair Value	December 31, 2024 Carrying Value	December 31, 2024 Estimated Fair Value
Financial Assets:					
Residential whole loans	3	$ 8,759,332	$ 8,769,457	$ 8,759,151	$ 8,743,881
Residential whole loans	2	51,022	51,022	52,073	52,073
Securities, at fair value	2	3,360,280	3,360,280	1,537,513	1,537,513
Cash and cash equivalents	1	213,211	213,211	338,931	338,931
Restricted cash	1	173,457	173,457	262,381	262,381
Financial Liabilities *(1)*:					
Financing agreements with non-mark-to-market collateral provisions	3	82,016	82,019	576,774	577,231
Financing agreements with mark-to-market collateral provisions	3	1,331,968	1,332,593	1,321,041	1,321,584
Financing agreements with mark-to-market collateral provisions	2	2,980,762	2,980,762	1,279,007	1,279,007
Securitized debt	2	6,336,462	6,290,788	5,794,977	5,724,702
Other secured financing	3	23,908	23,908	—	—
8.875% Senior Notes	2	112,041	114,616	111,270	115,720
9.00% Senior Notes	2	72,858	75,338	72,390	75,218

(1) Carrying value of securitized debt, 8.875% Senior Notes, 9.00% Senior Notes, and certain repurchase agreements is net of associated debt issuance costs.

Other Assets Measured at Fair Value on a Nonrecurring Basis

The Company holds REO and Commercial REO (see Note 5) at the lower of the current carrying amount or fair value less estimated selling costs. The Company classifies fair value measurements of REO as Level 3 in the fair value hierarchy.

REO - During the years ended December 31, 2025 and 2024, the Company recorded REO with an aggregate estimated fair value, less estimated cost to sell, of $107.1 million and $103.7 million, respectively, at the time of foreclosure. During the year ended December 31, 2025, the Company reclassified three REO properties originally classified as held for investment to held for sale status and marked them down to their estimated fair value, less estimated cost to sell, of $10.4 million.

Commercial REO - During the year ended December 31, 2025, the Company did not record any new Commercial REO, but recorded valuation adjustments on existing Commercial REO totaling $(1.5) million. During the year ended December 31, 2024, the Company recognized at fair value two properties considered Commercial REO at $28.4 million and $40.0 million, of which the Company's 75% and 49% interests were $10.3 million and $4.9 million (net of related third-party financing), respectively. During the year ended December 31, 2024, the Company recorded valuation adjustments on Commercial REO totaling $(0.7) million.

The Company determined to sell certain residential whole loans in the fourth quarter of 2023. At the time this determination was made, certain of the loans were marked to fair value as their fair value at that time was lower than their carrying value. The aggregate value of these loans at the time of determination was $13.6 million and a loss of $1.2 million was recorded. These loans were classified as Level 3 in the fair value hierarchy.

14. Use of Special Purpose Entities and Variable Interest Entities

A Special Purpose Entity ("SPE") is an entity designed to fulfill a specific limited need of the company that organized it. SPEs are often used to facilitate transactions that involve securitizing financial assets or re-securitizing previously securitized financial assets. The objective of such transactions may include obtaining non-recourse financing, obtaining liquidity or refinancing the underlying financial assets on improved terms. Securitization involves transferring assets to a SPE to convert all or a portion of those assets into cash before they would have been realized in the normal course of business, through the SPE's issuance of debt or equity instruments. Investors in a SPE usually have recourse only to the assets in the SPE and, depending on the overall structure of the transaction, may benefit from various forms of credit enhancement such as over-collateralization in the form of excess assets in the SPE, priority with respect to receipt of cash flows relative to holders of other debt or equity instruments issued by the SPE, or a line of credit or other form of liquidity agreement that is designed with the objective of ensuring that investors receive principal and/ or interest cash flow on the investment in accordance with the terms of their investment agreement.

The Company has entered into several financing transactions that resulted in the Company consolidating as VIEs the SPEs that were created to facilitate these transactions. See Note 2(q) for a discussion of the accounting policies applied to the consolidation of VIEs and transfers of financial assets in connection with financing transactions.

The Company has engaged in loan securitizations primarily for the purpose of obtaining improved overall financing terms as well as non-recourse financing on a portion of its residential whole loan portfolio. Notwithstanding the Company's participation in these transactions, the risks facing the Company are largely unchanged as the Company remains economically exposed to the first loss position on the underlying assets transferred to the VIEs.

Loan Securitization Transactions

The following table summarizes the key details of the Company's consolidated loan securitization transactions currently outstanding as of December 31, 2025 and 2024:

(Dollars in Thousands)	December 31, 2025	December 31, 2024
Aggregate unpaid principal balance of residential whole loans sold	$ 11,489,998	$ 9,924,643
Face amount of Senior Bonds issued by the VIE and purchased by third-party investors	$ 10,142,071	$ 8,655,017
Outstanding amount of Senior Bonds, at carrying value *(1)*	$ 489,718	$ 583,597
Outstanding amount of Senior Bonds, at fair value	$ 5,846,744	$ 5,211,380
Outstanding amount of Senior Bonds, total	$ 6,336,462	$ 5,794,977
Weighted average rate for Senior Bonds issued *(2) (3)*	5.07 %	5.02 %
Weighted average contractual maturity of Senior Bonds *(3)*	37 years	36 years
Face amount of Senior Support Certificates received by the Company *(4)*	$ 1,307,153	$ 1,222,029
Cash received	$ 10,061,131	$ 8,574,069

(1) Net of $0.9 million and $1.1 million of deferred financing costs at December 31, 2025 and 2024, respectively.
(2) At December 31, 2025, 99.6% and 0.4% of Senior Bonds had a fixed and variable rate, respectively. At December 31, 2024, all Senior Bonds had a fixed rate.
(3) At December 31, 2025 and 2024, $4.7 billion and $4.2 billion, respectively, of Senior Bonds sold in securitization transactions contained a contractual coupon step-up feature whereby the coupon increases by either 100, 150, or 300 basis points at defined dates ranging from 30 months, up to 48 months from issuance if the bond is not redeemed before such date.
(4) Provides credit support to the Senior Bonds sold to third-party investors in the securitization transactions.

During the years ended December 31, 2025 and 2024, the Company issued Senior Bonds with a current face of $1.7 billion and $2.1 billion to third-party investors for proceeds of $1.7 billion and $2.1 billion, respectively, before offering costs and accrued interest. The Senior Bonds issued by the Company during the years ended December 31, 2025 and 2024 are included in Financing agreements on the Company's consolidated balance sheets (see Note 6). During the three months ended June 30, 2024, the Company liquidated one SPE (which had been formed in 2021) and repaid the remaining $68.1 million of outstanding Senior Bonds issued by such SPE. During the three months ended September 30, 2024, the Company redeemed one SPE (which had been formed in 2022) and repaid the remaining $176.3 million of outstanding Senior Bonds issued by such SPE.

As of December 31, 2025 and 2024, as a result of the transactions described above, securitized loans of approximately $7.6 billion and $6.9 billion are included in Residential whole loans and REO with a carrying value of approximately $52.4 million and $26.9 million are included in Other assets on the Company's consolidated balance sheets, respectively. As of December 31, 2025 and 2024, the aggregate carrying value of Senior Bonds issued by consolidated VIEs was $6.3 billion and $5.8 billion, respectively. These Senior Bonds are disclosed as Securitized debt and are included in Financing agreements on the Company's consolidated balance sheets. The holders of the securitized debt have no recourse to the general credit of the Company, but the Company does have the obligation, under certain circumstances, to repurchase assets from the VIE upon the breach of certain representations and warranties with respect to the residential whole loans sold to the VIE. In the absence of such a breach, the Company has no obligation to provide any other explicit or implicit support to any VIE.

The Company concluded that the entities created to facilitate the loan securitization transactions are VIEs. The Company completed an analysis of whether each VIE created to facilitate the securitization transactions should be consolidated by the Company, based on consideration of its involvement in each VIE, including the design and purpose of the SPE, and whether its involvement reflected a controlling financial interest that resulted in the Company being deemed the primary beneficiary of each VIE. In determining whether the Company would be considered the primary beneficiary, the following factors were assessed:

- whether the Company has both the power to direct the activities that most significantly impact the economic performance of the VIE; and
- whether the Company has a right to receive benefits or absorb losses of the entity that could be potentially significant to the VIE.

Based on its evaluation of the factors discussed above, including maintaining certain rights in each entity including rights to direct loss mitigation activities and its involvement in the purpose and design of the entity, the Company determined that it was required to consolidate each VIE created to facilitate the loan securitization transactions.

The Company also invests in securities issued by SPEs that may be VIEs. The Company is not the primary beneficiary of these SPEs, because it does not have the power to direct the activities that most significantly impact their economic performance, and therefore does not consolidate them. For these entities, the Company's maximum exposure to loss is the amortized cost basis of the securities it owns, and it does not provide any liquidity arrangements, guarantees or other commitments to these entities. For more information on the Company's investments in securities, see Note 4.

The Company also has interests in certain entities which are deemed to be VIEs that hold commercial property (see Note 5). The Company's maximum exposure to loss with respect to these entities is their carrying value, which aggregated $19.9 million at December 31, 2025.

Residential Whole Loans and REO (including Residential Whole Loans and REO transferred to consolidated VIEs)

Included on the Company's consolidated balance sheets as of December 31, 2025 and 2024 are a total of $8.8 billion and $8.8 billion, respectively, of residential whole loans. These assets, excluding certain loans originated and held by Lima One, and certain of the Company's REO assets, are directly owned by certain trusts established by the Company to acquire the loans and entities established in connection with the Company's loan securitization transactions. The Company has assessed that these entities are required to be consolidated (see Notes 3 and 5(a)).

15. Segment Reporting

At December 31, 2025, the Company's reportable segments include (i) mortgage-related assets and (ii) Lima One. The Corporate column in the table below primarily consists of corporate cash and related interest income, investments in loan originators and related economics, general and administrative expenses not directly attributable to Lima One, interest expense on unsecured senior notes (see Note 6), securitization issuance costs, and preferred stock dividends. The Company's segments are managed by its "chief operating decision maker" or "CODM" as defined under GAAP; the Company's CODM is its Chief Executive Officer. The CODM utilizes the segment reporting as part of their analysis of relative segment performance in deciding where to focus resources to enhance the Company's future performance.

The following tables summarize segment financial information, which in total reconciles to the same data for the Company as a whole:

(In Thousands)	Mortgage-Related Assets	Lima One	Corporate	Total
Year Ended December 31, 2025				
Interest Income	$ 507,363	$ 227,963	$ 9,738	$ 745,064
Interest Expense	351,034	144,751	18,195	513,980
Net Interest Income/(Expense)	$ 156,329	$ 83,212	$ (8,457)	$ 231,084
Reversal/(Provision) for Credit Losses on Residential Whole Loans	(936)	—	—	(936)
Reversal/(Provision) for Credit Losses on Other Assets	—	—	—	—
Net Interest Income/(Expense) after Reversal/(Provision) for Credit Losses	$ 155,393	$ 83,212	$ (8,457)	$ 230,148
Net gain/(loss) on residential whole loans measured at fair value through earnings	$ 124,971	$ 8,718	$ —	$ 133,689
Impairment and other net gain/(loss) on securities and other portfolio investments	58,132	22	3,389	61,543
Net gain/(loss) on real estate owned	1,181	(7,941)	—	(6,760)
Net gain/(loss) on derivatives used for risk management purposes	(28,756)	(6,788)	—	(35,544)
Net gain/(loss) on securitized debt measured at fair value through earnings	(51,199)	(4,017)	—	(55,216)
Lima One mortgage banking income	—	22,848	—	22,848
Net realized gain/(loss) on residential whole loans held at carrying value	(882)	—	—	(882)
Other, net	(4,053)	(16,723)	2,053	(18,723)
Other Income/(Loss), net	$ 99,394	$ (3,881)	$ 5,442	$ 100,955
Compensation and benefits	$ —	$ 37,846	$ 39,823	$ 77,669
Other general and administrative expense	(22)	19,010	22,752	41,740
Loan servicing, financing and other related costs	17,275	6,272	9,899	33,446
Amortization of intangible assets	—	2,200	—	2,200
Income/(loss) before income taxes	$ 237,534	$ 14,003	$ (75,489)	$ 176,048
Provision for/(benefit from) income taxes	$ —	$ —	$ (735)	$ (735)
Net Income/(Loss)	$ 237,534	$ 14,003	$ (74,754)	$ 176,783
Less Preferred Stock Dividend Requirement	$ —	$ —	$ 40,318	$ 40,318
Net Income/(Loss) Available to Common Stock and Participating Securities	$ 237,534	$ 14,003	$ (115,072)	$ 136,465

(Dollars in Thousands)	Mortgage-Related Assets		Lima One		Corporate		Total	
Year Ended December 31, 2024								
Interest Income	$	404,233	$	306,191	$	13,541	$	723,965
Interest Expense		285,329		214,697		21,208		521,234
Net Interest Income/(Expense)	$	118,904	$	91,494	$	(7,667)	$	202,731
Reversal/(Provision) for Credit Losses on Residential Whole Loans	$	3,084	$	—	$	—	$	3,084
Reversal/(Provision) for Credit Losses on Other Assets		(1,135)		—		—		(1,135)
Net Interest Income/(Expense) after Reversal/(Provision) for Credit Losses	$	120,853	$	91,494	$	(7,667)	$	204,680
Net gain/(loss) on residential whole loans measured at fair value through earnings	$	55,428	$	(9,434)	$	—	$	45,994
Impairment and other net gain/(loss) on securities and other portfolio investments		(7,976)		94		(2,987)		(10,869)
Net gain/(loss) on real estate owned		4,876		(1,740)		—		3,136
Net gain/(loss) on derivatives used for risk management purposes		58,238		20,265		—		78,503
Net gain/(loss) on securitized debt measured at fair value through earnings		(39,238)		(25,575)		—		(64,813)
Lima One mortgage banking income		—		32,944		—		32,944
Net realized gain/(loss) on residential whole loans held at carrying value		418		—		—		418
Other, net		1,326		(2,997)		1,786		115
Other Income/(Loss), net	$	73,072	$	13,557	$	(1,201)	$	85,428
Compensation and benefits	$	—	$	42,885	$	44,769	$	87,654
Other general and administrative expense		190		19,977		24,087		44,254
Loan servicing, financing and other related costs		18,873		2,857		13,576		35,306
Amortization of intangible assets		—		3,200		—		3,200
Income/(loss) before income taxes	$	174,862	$	36,132	$	(91,300)	$	119,694
Provision for/(benefit from) income taxes	$	—	$	—	$	443	$	443
Net Income/(Loss)	$	174,862	$	36,132	$	(91,743)	$	119,251
Less Preferred Stock Dividend Requirement	$	—	$	—	$	32,875	$	32,875
Net Income/(Loss) Available to Common Stock and Participating Securities	$	174,862	$	36,132	$	(124,618)	$	86,376

(Dollars in Thousands)	Mortgage-Related Assets	Lima One	Corporate	Total
Year Ended December 31, 2023				
Interest Income	$ 364,081	$ 228,825	$ 12,691	$ 605,597
Interest Expense	242,930	170,587	15,601	429,118
Net Interest Income/(Expense)	$ 121,151	$ 58,238	$ (2,910)	$ 176,479
Reversal/(Provision) for Credit Losses on Residential Whole Loans	8,539	314	—	8,853
Reversal/(Provision) for Credit Losses on Other Assets	—	—	—	—
Net Interest Income/(Expense) after Reversal/(Provision) for Credit Losses	$ 129,690	$ 58,552	$ (2,910)	$ 185,332
Net gain/(loss) on residential whole loans measured at fair value through earnings	$ 69,486	$ 20,364	$ —	$ 89,850
Impairment and other net gain/(loss) on securities and other portfolio investments	8,073	—	(1,848)	6,225
Net gain/(loss) on real estate owned	9,274	118	—	9,392
Net gain/(loss) on derivatives used for risk management purposes	839	2,922	—	3,761
Net gain/(loss) on securitized debt measured at fair value through earnings	(66,969)	(32,620)	—	(99,589)
Lima One mortgage banking income	—	43,384	—	43,384
Net realized gain/(loss) on residential whole loans held at carrying value	(1,240)	—	—	(1,240)
Other, net	7,960	2,284	1,087	11,331
Other Income/(Loss), net	$ 27,423	$ 36,452	$ (761)	$ 63,114
Compensation and benefits	$ —	$ 44,827	$ 40,972	$ 85,799
Other general and administrative expense	214	17,537	26,118	43,869
Loan servicing, financing and other related costs	20,100	1,515	12,521	34,136
Amortization of intangible assets	—	4,200	—	4,200
Income/(loss) before income taxes	$ 136,799	$ 26,925	$ (83,282)	$ 80,442
Provision for/(benefit from) income taxes	—	—	278	278
Net Income/(Loss)	$ 136,799	$ 26,925	$ (83,560)	$ 80,164
Less Preferred Stock Dividend Requirement	$ —	$ —	$ 32,875	$ 32,875
Net Income/(Loss) Available to Common Stock and Participating Securities	$ 136,799	$ 26,925	$ (116,435)	$ 47,289

(Dollars in Thousands)	Mortgage-Related Assets	Lima One	Corporate	Total
December 31, 2025				
Total Assets	$ 10,128,088	$ 2,632,740	$ 285,621	$13,046,449
December 31, 2024				
Total Assets	$ 7,395,925	$ 3,632,472	$ 381,207	$11,409,604

Lima One Segment

The Lima One segment includes the stand-alone mortgage origination and servicing business of Lima One, including related goodwill, intangible assets, and direct expenses, plus Lima One-related residential whole loans and REO (defined as both those owned by Lima One on the acquisition date and those originated by Lima One since the acquisition date) and the economics related thereto (including any related taxes and the economics of associated financing and hedging instruments), all as recorded under GAAP. Associated financing economics are equal to the results of direct financings of Lima One-related residential whole loans and REO plus allocations of the results of financings which include Lima One related residential whole loans and REO as part of their collateral, based on the relative carrying values of the financed assets. Associated hedging economics are equal to allocations of the

Company's overall hedging results based on the relative estimated duration of each asset class hedged and the relative fair values of assets within each asset class.

Mortgage-Related Assets Segment

This segment is comprised of the remainder of the Company's investments (including any related taxes and the economics of associated financing and hedging instruments).

16. Subsequent Events

In February 2026, the Company entered into an agreement with the landlord for the current corporate headquarters to accelerate the contractual expiration of its lease to November 30, 2026. In addition, the Company has reached an agreement in principle to enter into a ten-year lease for new corporate headquarters space located in New York City. While the Company is still evaluating the financial statement impact of these agreements, the Company currently expects to modify the right-of-use assets and lease obligations, recognize a gain of approximately $1-2 million, and recognize accelerated depreciation expense in 2026 related to the remaining undepreciated tenant improvements at the current corporate headquarters totaling approximately $7 million. Additionally, the Company expects to recognize a new right-of-use asset and lease liability and recognize lower rental expense at the expected new corporate headquarters. The Company expects that in the aggregate, once complete, these actions will result in run-rate annual expense savings of approximately $4 million per year over the next ten years.

Schedule IV - Mortgage Loans on Real Estate

December 31, 2025

Asset Type	Number	Interest Rate	Maturity Date Range	Balance Sheet Reported Amount		Principal Amount of Loans Subject to Delinquent Principal or Interest
(Dollars in Thousands)						
Residential Whole Loans						
Original loan balance $0 - $149,999	7,378	0.00% - 18.00%	7/26/2016-6/1/2065	$ 739,276	$	57,152
Original loan balance $150,000 - $299,999	7,449	1.70% - 14.63%	1/1/2017-6/1/2065	1,502,027		87,766
Original loan balance $300,000 - $449,999	3,564	0.00% - 13.40%	3/1/2023-9/1/2071	1,217,449		61,418
Original loan balance greater than $449,999	5,374	2.00% - 13.90%	11/30/2019-12/1/2065	5,361,308		298,934
	23,765			$ 8,820,060 (1)(2)	$	505,270

(1) Excludes an allowance for loan losses of $9.7 million at December 31, 2025.
(2) The federal income tax basis is approximately $2.3 billion.

Reconciliation of Balance Sheet Reported Amounts of Mortgage Loans on Real Estate

The following table summarizes the changes in the carrying amounts of residential whole loans during the year ended December 31, 2025:

	For the Year Ended December 31, 2025
(In Thousands)	**Residential Whole Loans**
Beginning Balance	$ 8,811,224
Additions during period:	
Purchases and originations	$ 2,688,676
Reversal of provision for loan loss	959
Changes in fair value recorded in gain/(loss) on loans recorded at fair value	153,592
Deductions during period:	
Repayments	$ (2,440,525)
Loan sales and repurchases	(287,982)
Premium amortization/discount accretion, net	(7,441)
Impairment on carrying value loans	—
Transfer to REO	(108,149)
Ending Balance	$ 8,810,354

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

(a) Evaluation of Disclosure Controls and Procedures

Management, under the direction of its Chief Executive Officer and Chief Financial Officer, is responsible for maintaining disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the 1934 Act) that are designed to ensure that information required to be disclosed in reports filed or submitted under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that such information is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures.

In connection with the preparation of this Annual Report on Form 10-K, management reviewed and evaluated the Company's disclosure controls and procedures. The evaluation was performed under the direction of the Company's Chief Executive Officer and Chief Financial Officer to determine the effectiveness, as of December 31, 2025, of the design and operation of the Company's disclosure controls and procedures. Based on that review and evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Company's current disclosure controls and procedures, as designed and implemented, were effective as of December 31, 2025. Notwithstanding the foregoing, a control system, no matter how well designed, implemented and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures within the Company to disclose material information otherwise required to be set forth in the Company's periodic reports.

(b) Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the 1934 Act as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP, and includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2025. In making this assessment, the Company's management used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control-Integrated Framework 2013* (the "2013 COSO Framework"). As a result of this assessment, management concluded that, as of December 31, 2025, the Company's internal control over financial reporting was effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

The Company's independent registered public accounting firm, KPMG LLP, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting. This report appears on the following page of this Annual Report on Form 10-K.

(c) Changes in Internal Control Over Financial Reporting

There have been no changes in the Company's internal control over financial reporting that occurred during the fourth quarter of 2025 that materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
MFA Financial, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited MFA Financial, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income/(loss), changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes and financial statement schedule IV – Mortgage Loans on Real Estate (collectively, the consolidated financial statements), and our report dated February 20, 2026 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

New York, New York
February 20, 2026

Item 9B. Other Information.

Not applicable.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

<center>PART III</center>

Item 10. Directors, Executive Officers and Corporate Governance.

We expect to file with the SEC, in April 2026 (and, in any event, not later than 120 days after the close of our last fiscal year), a definitive proxy statement (the "Proxy Statement"), pursuant to SEC Regulation 14A in connection with our Annual Meeting of Stockholders to be held on or about June 3, 2026. The information to be included in the Proxy Statement regarding the Company's directors, executive officers, and certain other matters required by Item 401 of Regulation S-K is incorporated herein by reference.

The information to be included in the Proxy Statement regarding compliance with Section 16(a) of the 1934 Act required by Item 405 of Regulation S-K is incorporated herein by reference.

The information to be included in the Proxy Statement regarding the Company's Code of Business Conduct and Ethics required by Item 406 of Regulation S-K is incorporated herein by reference.

The information to be included in the Proxy Statement regarding certain matters pertaining to the Company's corporate governance required by Items 407(c)(3), (d)(4) and (d)(5) of Regulation S-K is incorporated herein by reference.

We have adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by our directors, officers, employees and other individuals associated with us that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations, and any applicable listing standards. A copy of our insider trading policy is filed as Exhibit 19.1 to this Annual Report on Form 10-K.

We have adopted a set of Corporate Governance Guidelines, which together with the charters of the three standing committees of our Board of Directors (Audit, Compensation, and Nominating and Corporate Governance), and our Code of Business Conduct and Ethics (which constitutes the Company's code of ethics), provide the framework for the governance of the Company. A complete copy of our Corporate Governance Guidelines, the charters of each of the Board committees and the Code of Business Conduct and Ethics (which applies not only to our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, but also to all other employees of the Company) may be found by clicking on the "Governance" link found at the top of our homepage at www.mfafinancial.com and then clicking on the "Governance Documents" link (information from such site is not incorporated by reference into this Annual Report on Form 10-K). You may also obtain free copies of these materials by writing to our General Counsel at the Company's headquarters.

Item 11. Executive Compensation.

The information to be included in the Proxy Statement regarding executive compensation and other compensation related matters required by Items 402 and 407(e)(4) and (e)(5) of Regulation S-K is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The tables to be included in the Proxy Statement, which will contain information relating to the Company's equity compensation and beneficial ownership of the Company required by Item 403 of Regulation S-K, are incorporated herein by reference.

Securities Authorized For Issuance Under Equity Compensation Plans

During 2025, we adopted the Equity Plan, as approved by our stockholders. The Equity Plan amended and restated our 2023 Equity Compensation Plan. (For a description of the Equity Plan, see Note 12(a) to the consolidated financial statements included under Item 8 of this Annual Report on Form 10-K.)

The following table presents certain information with respect to our equity compensation plans as of December 31, 2025:

Award (1)	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column of this table)
RSUs	4,171,698		
Total	4,171,698	(2)	9,023,123 (3)

(1) All equity based compensation is granted pursuant to plans that have been approved by our stockholders.
(2) A weighted average exercise price is not applicable for our RSUs, as such equity awards result in the issuance of shares of our common stock provided that such awards vest and, as such, do not have an exercise price. At December 31, 2025, 2,807,126 RSUs were vested, 521,447 RSUs were subject to time based vesting and 843,125 RSUs will vest subject to achieving a market condition.
(3) Number of securities remaining available for future issuance under equity compensation plans excludes RSUs presented in the table which were issued and outstanding at December 31, 2025.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information to be included in the Proxy Statement regarding transactions with related persons, promoters and certain control persons and director independence required by Items 404 and 407(a) of Regulation S-K is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services.

Our independent registered public accounting firm is KPMG LLP, New York, New York. Auditor Firm ID: 185.

The information to be included in the Proxy Statement concerning principal accountant fees and services and the Audit Committee's pre-approval policies and procedures required by Item 14 is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)   Documents filed as part of the report

The following documents are filed as part of this Annual Report on Form 10-K:

(1)   Financial Statements.   The consolidated financial statements of the Company, together with the independent registered public accounting firm's report thereon, are set forth in Part II Item 8 "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K and are incorporated herein by reference.

(b)   Exhibits required by Item 601 of Regulation S-K

EXHIBIT INDEX

The following exhibits are filed as part of this Annual Report on Form 10-K. The exhibit numbers followed by an asterisk (*) indicate exhibits electronically filed herewith. All other exhibit numbers indicate exhibits previously filed and are hereby incorporated herein by reference. Exhibits beginning with "10." are management contracts or compensatory plans or arrangements.

3.1   Amended and Restated Articles of Incorporation of the Company, dated April 8, 1998 (incorporated herein by reference to Exhibit 3.1 to the Company's Form 8-K, dated April 24, 1998 (Commission File No. 1-13991)).

3.2   Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, dated August 5, 2002 (incorporated herein by reference to Exhibit 3.1 to the Company's Form 8-K, dated August 13, 2002 (Commission File No. 1-13991)).

3.3   Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, dated August 13, 2002 (incorporated herein by reference to Exhibit 3.3 to the Company's Form 10-Q for the quarter ended September 30, 2002 (Commission File No. 1-13991)).

3.4   Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, dated December 29, 2008 (incorporated herein by reference to Exhibit 3.1 to the Company's Form 8-K, dated December 29, 2008 (Commission File No. 1-13991)).

3.5   Articles of Amendment (Articles Supplementary) to the Amended and Restated Articles of Incorporation of the Company, dated January 1, 2010 (incorporated herein by reference to Exhibit 3.1 to the Company's Form 8-K, dated January 5, 2010 (Commission File No. 1-13991)).

3.6   Articles Supplementary of the Company, dated March 8, 2011 (incorporated herein by reference to Exhibit 3.1 to the Company's Form 8-K, dated March 11, 2011 (Commission File No. 1-13991)).

3.7   Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, dated May 24, 2011 (incorporated herein by reference to Exhibit 3.1 to the Company's Form 8-K, dated May 26, 2011 (Commission File No. 1-13991)).

3.8   Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, dated April 1, 2022 (incorporated herein by reference to Exhibit 3.1 to the Company's Form 8-K, dated April 4, 2022 (Commission File No. 1-13991)).

3.9   Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, dated April 1, 2022 (incorporated herein by reference to Exhibit 3.2 to the Company's Form 8-K, dated April 4, 2022 (Commission File No. 1-13991)).

3.10   Articles Supplementary of the Company, dated April 22, 2004, designating the Company's 8.50% Series A Cumulative Redeemable Preferred Stock (incorporated herein by reference to Exhibit 3.4 to the Company's Form 8-A, dated April 23, 2004 (Commission File No. 1-13991)).

3.11   Articles Supplementary of the Company, dated April 12, 2013, designating the Company's 7.50% Series B Cumulative Redeemable Preferred Stock (incorporated herein by reference to Exhibit 3.1 to the Company's Form 8-K, dated April 15, 2013 (Commission File No. 1-13991)).

3.12 Articles Supplementary to the Amended and Restated Articles of Incorporation of the Company, as amended and supplemented, designating the Company's 6.50% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, par value $0.01 per share (incorporated herein by reference to Exhibit 3.10 to the Company's Registration Statement on Form 8-A filed on February 28, 2020 (Commission File No. 1-13991)).

3.13 Amended and Restated Bylaws of the Company (as amended and restated through April 18, 2023) (incorporated herein by reference to Exhibit 3.1 to the Company's Form 8-K, dated April 21, 2023 (Commission File No. 1-13991)).

3.14 Articles Supplementary of the Company, dated August 13, 2025, designating the Company's 7.50% Series B Cumulative Redeemable Preferred Stock (incorporated herein by reference to Exhibit 3.1 to the Company's Form 8-K, dated August 15, 2025 (Commission File No. 1-13991)).

3.15 Articles Supplementary of the Company, dated August 13, 2025, designating the Company's 6.50% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock (incorporated herein by reference to Exhibit 3.2 to the Company's Form 8-K, dated August 15, 2025 (Commission File No. 1-13991)).

4.1 Description of the Company's securities registered pursuant to Section 12 of the Securities Exchange Act of 1934. (incorporated herein by reference to Exhibit 4.1 to the Company's Form 10-K for the year ended December 31, 2024, filed on February 20, 2025 (Commission File No. 1-13991)).

4.2 Specimen of Common Stock Certificate of the Company (incorporated herein by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-4, dated February 12, 1998 (Commission File No. 333-46179)).

4.3 Specimen of certificate representing the 7.50% Series B Cumulative Redeemable Preferred Stock (incorporated herein by reference to Exhibit 4.1 to the Company's Form 8-K, dated April 15, 2013 (Commission File No. 1-13991)).

4.4 Specimen of certificate representing the 6.50% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock (incorporated herein by reference to Exhibit 4.4 to the Company's Registration Statement on Form 8-A filed on February 28, 2020 (Commission File No. 1-13991)).

4.5 Indenture, dated June 3, 2019, between the Company and Wilmington Trust, National Association, as Trustee (incorporated herein by reference to Exhibit 4.1 to the Company's Form 8-K, dated June 3, 2019 (Commission File No. 1-13991)).

4.6 First Supplemental Indenture, dated June 3, 2019, between the Company and Wilmington Trust, National Association, as Trustee (incorporated herein by reference to Exhibit 4.2 to the Company's Form 8-K, dated June 3, 2019 (Commission File No. 1-13991)).

4.7 Form of 6.25% Convertible Senior Notes due 2024 (incorporated herein by reference to Exhibit 4.2 to the Company's Form 8-K, dated June 3, 2019 (Commission File No. 1-13991)).

4.8 Second Supplemental Indenture, dated January 11, 2024, between the Company and Wilmington Trust, National Association, as Trustee (incorporated herein by reference to Exhibit 4.9 to the Registrant's Registration Statement on Form 8-A, dated January 11, 2024).

4.9 Form of 8.875% Senior Notes Due 2029 of the Company (attached as Exhibit A to the Second Supplemental Indenture, incorporated herein by reference to Exhibit 4.9 to the Registrant's Registration Statement on Form 8-A, dated January 11, 2024).

4.10 Third Supplemental Indenture, dated April 17, 2024, between the Company and Wilmington Trust, National Association, as Trustee (incorporated herein by reference to Exhibit 4.10 to the Company's Registration Statement on Form 8-A, dated April 17, 2024).

4.11 Form of 9.000% Senior Notes Due 2029 of the Company (attached as Exhibit A to the Third Supplemental Indenture, incorporated herein by reference to Exhibit 4.10 to the Company's Registration Statement on Form 8-A, dated April 17, 2024).

10.1 Amended and Restated Employment Agreement, entered into as of February 22, 2021, by and between the Company and Craig L. Knutson (incorporated herein by reference to Exhibit 10.1 to the Company's Form 10-K, filed on February 23, 2021 (Commission File No. 1-13991)).

10.2 Amendment No. 1, dated as of May 3, 2022, to Amended and Restated Employment Agreement, entered into as of February 22, 2021, by and between the Company and Craig L. Knutson (incorporated herein by reference to Exhibit 10.1 to the Company's Form 10-Q, filed on May 4, 2022 (Commission File No. 1-13991)).

10.3 Amendment No. 2, dated as of February 21, 2024, to Amended and Restated Employment Agreement, entered into as of February 22, 2021, by and between the Company and Craig L. Knutson (incorporated herein by reference to Exhibit 10.3 to the Company's Form 10-K for the year ended December 31, 2023, filed on February 22, 2024 (Commission File No. 1-13991)).

10.4 Amended and Restated Employment Agreement, entered into as of February 22, 2021, by and between the Company and Bryan Wulfsohn (incorporated herein by reference to Exhibit 10.6 to the Company's Form 10-K, filed on February 23, 2021 (Commission File No. 1-13991)).

10.5 Amendment No. 1, dated as of May 3, 2022, to Amended and Restated Employment Agreement, entered into as of February 22, 2021, by and between the Company and Bryan Wulfsohn (incorporated herein by reference to Exhibit 10.3 to the Company's Form 10-Q, filed on May 4, 2022 (Commission File No. 1-13991)).

10.6 Agreement, entered into as of February 21, 2024, by and between the Company and Michael C. Roper (incorporated herein by reference to Exhibit 10.8 to the Company's Form 10-K for the year ended December 31, 2023, filed on February 22, 2024 (Commission File No. 1-13991)).

10.7 Amended and Restated Agreement, entered into as of February 21, 2024, by and between the Company and Harold E. Schwartz (incorporated herein by reference to Exhibit 10.9 to the Company's Form 10-K for the year ended December 31, 2023, filed on February 22, 2024 (Commission File No. 1-13991)).

10.8 MFA Financial, Inc. Equity Compensation Plan (incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K dated June 5, 2025 (Commission File No. 1-13991))

10.9 Senior Officers Deferred Bonus Plan, dated December 10, 2008 (incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K, dated December 12, 2008 (Commission File No. 1-13991)).

10.10 Fourth Amended and Restated 2003 Non-Employee Directors Deferred Compensation Plan, as amended and restated through December 15, 2014 (incorporated herein by reference to Exhibit 10.10 to the Company's Annual Report on Form 10-K for the year ended December 31, 2015 (Commission File No. 1-13991)).

10.11 Form of Phantom Share Award Agreement (Vested Award) relating to the Company's Equity Compensation Plan (incorporated herein by reference to Exhibit 10.5 to the Company's Form 8-K, dated January 24, 2014 (Commission File No. 1-13991)).

10.12 Form of Phantom Share Award Agreement (Time-Based Vesting) relating to the Company's Equity Compensation Plan (incorporated herein by reference to Exhibit 10.18 to the Company's Form 10-K, dated February 23, 2021 (Commission File No. 1-13991)).

10.13 Form of Phantom Share Award Agreement (Performance-Based Vesting) relating to the Company's Equity Compensation Plan (incorporated herein by reference to Exhibit 10.19 to the Company's Form 10-K, dated February 23, 2021 (Commission File No. 1-13991)).

10.14 Form of Phantom Share Award Agreement (Time-Based Vesting) relating to the Company's Equity Compensation Plan (incorporated herein by reference to Exhibit 10.16 to the Company's Form 10-K for the year ended December 31, 2023, filed on February 22, 2024 (Commission File No. 1-13991)).

10.15 Form of Phantom Share Award Agreement (Performance-Based Vesting) relating to the Company's Equity Compensation Plan (incorporated herein by reference to Exhibit 10.17 to the Company's Form 10-K for the year ended December 31, 2023, filed on February 22, 2024 (Commission File No. 1-13991)).

10.16 Summary Description of Compensation Payable to Non-Employee Directors (incorporated herein by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended June 30, 2014 (Commission File No. 1-13991)).

10.17 Modification to Compensation Payable to the Non-Executive Chairman of the Board (incorporated herein by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended June 30, 2016 (Commission File No. 1-13991)).

10.18   Modification to Compensation Payable to Non-Employee Directors (incorporated herein by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended June 30, 2017 (Commission File No. 1-13991)).

10.19   Form of Director and Officer Indemnification Agreement (incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K, dated May 19, 2020 (Commission File No. 1-13991)).

19.1   MFA Financial, Inc. Insider Trading Policy (incorporated herein by reference to Exhibit 19.1 to the Company's Form 10-K for the year ended December 31, 2024, filed on February 20, 2025 (Commission File No. 1-13991)).

21*   Subsidiaries of the Company.

23.1*   Consent of KPMG LLP.

31.1*   Certification of the Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2*   Certification of the Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1*   Certification of the Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2*   Certification of the Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

97.1   MFA Financial, Inc. Compensation Clawback Policy (adopted September 20, 2023 and effective as of October 2, 2023) (incorporated herein by reference to Exhibit 97.1 to the Company's Form 10-K for the year ended December 31, 2023, filed on February 22, 2024 (Commission File No. 1-13991)).

101   Interactive Data Files pursuant to Rule 405 of Regulation S-T formatted in iXBRL (Inline Extensible Business Reporting Language): (i) our Consolidated Balance Sheets as of December 31, 2025 and 2024; (ii) our Consolidated Statements of Operations for the years ended December 31, 2025, 2024 and 2023; (iii) our Consolidated Statements of Comprehensive Income / (Loss) for the years ended December 31, 2025, 2024 and 2023; (iv) Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2025, 2024 and 2023; (v) our Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024 and 2023; and (vi) the notes to our Consolidated Financial Statements.

104   Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

* Filed herewith.

(c) Financial Statement Schedules required by Regulation S-X

Schedule IV - Mortgage Loans on Real Estate as of December 31, 2025.

All other financial statement schedules have been omitted because the required information is not applicable or deemed not material, or the required information is presented in the consolidated financial statements and/or in the notes to consolidated financial statements filed in response to Item 8 of this Annual Report on Form 10-K.

SPECIAL NOTE REGARDING EXHIBITS

In reviewing the agreements included as exhibits to this Annual Report on Form 10-K, please remember they are included to provide you with information regarding their terms and are not intended to provide any other factual or disclosure information about the Company or the other parties to the agreements. The agreements contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the other parties to the applicable agreement and:

- should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements proved to be inaccurate;

- have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement;
- may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and
- were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments.

Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time. Additional information about the Company may be found elsewhere in this Annual Report on Form 10-K and the Company's other public filings, which are available without charge through the SEC's website at http://www.sec.gov.

The Company acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this report not misleading.

Item 16. Form 10-K Summary.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 20, 2026

MFA FINANCIAL, INC.
(Registrant)

By /s/ Michael Roper
   Michael Roper
   Senior Vice President and Chief Financial Officer
   (Principal Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Date: February 20, 2026

By /s/ Craig L. Knutson
   Craig L. Knutson
   Chief Executive Officer and Director
   (Principal Executive Officer)

Date: February 20, 2026

By /s/ Michael Roper
   Michael Roper
   Senior Vice President and Chief Financial Officer
   (Principal Financial Officer)

Date: February 20, 2026

By /s/ Bryan Doran
   Bryan Doran
   Senior Vice President and Chief Accounting Officer
   (Principal Accounting Officer)

Date: February 20, 2026

By /s/ Laurie Goodman
   Laurie Goodman
   Chair of the Board and Director

Date: February 20, 2026

By /s/ Robin Josephs
   Robin Josephs
   Director

Date: February 20, 2026

By /s/ Lisa Polsky
   Lisa Polsky
   Director

Date: February 20, 2026

By /s/ Christopher Small
   Christopher Small
   Director

Date: February 20, 2026

By /s/ Sheila A. Stamps
   Sheila A. Stamps
   Director

Date: February 20, 2026

By /s/ Richard C. Wald
   Richard C. Wald
   Director

STOCK PERFORMANCE GRAPH

The following graph and table provide a comparison of the cumulative total stockholder return on MFA's common stock, the S&P 500 Index, iShares Mortgage Real Estate ETF and the S&P 500 Financials Index for the period from December 31, 2020 to December 31, 2025.

In determining the returns, it is assumed that $100 was invested in MFA's common stock and each of the three other indices on December 31, 2020, and that all dividends were reinvested.



	12/31/2020	12/31/2021	12/31/2022	12/31/2023	12/31/2024	12/31/2025
MFA Financial, Inc.	$100.00	$127.62	$80.35	$104.96	$107.46	$113.86
S&P 500 Index	$100.00	$128.68	$105.35	$133.02	$166.27	$195.97
iShares Mortgage Real Estate ETF	$100.00	$116.17	$84.30	$96.56	$95.72	$108.52
S&P 500 Financials Index	$100.00	$134.87	$120.61	$135.21	$176.45	$202.86

Source: Bloomberg

_____

The information in the stock performance graph and table has been obtained from sources believed to be reliable, but neither its accuracy nor its completeness can be guaranteed. There can be no assurance that MFA's stock performance will continue in the future with trends that are the same or similar to those depicted in the graph or the table above. Accordingly, MFA does not and will not make or endorse any predictions as to future stock performance.

The stock performance graph and table shall not be deemed, under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, to be (i) "soliciting material" or "filed" or (ii) incorporated by reference by any general statement into any filing made by MFA with the Securities and Exchange Commission, except to the extent that MFA specifically incorporates such stock performance graph and table by reference.

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DIRECTORS AND OFFICERS

Directors

Laurie S. Goodman
Chair of the Board
Institute Fellow
Housing Finance Policy Center
Urban Institute

Craig L. Knutson
Chief Executive Officer
MFA Financial, Inc.

Robin Josephs
Independent Director

Lisa Polsky
Independent Director

Christopher Small
Chief Executive Officer
Black Owl Managing, LLC

Sheila A. Stamps
Independent Director

Richard C. Wald
Vice Chairman
Emigrant Bank

Executive Officers

Craig L. Knutson
Chief Executive Officer

Bryan Wulfsohn
President and
Chief Investment Officer

Bryan Doran
Senior Vice President and
Chief Accounting Officer

Mei Lin
Senior Vice President and
Co-Controller

Michael Roper
Senior Vice President and
Chief Financial Officer

Lori R. Samuels
Senior Vice President and
Chief Loan Operations Officer

Harold E. Schwartz
Senior Vice President,
General Counsel and Secretary

Natasha Seemungal
Senior Vice President and
Co-Controller

STOCKHOLDER INFORMATION

Executive Offices
MFA Financial, Inc.
One Vanderbilt Avenue, 48th Floor
New York, NY 10017
(212) 207-6400

Registrar and Transfer Agent
Computershare
Regular Mail:
P.O. Box 43006
Providence, RI 02940-3006

For overnight correspondence:
150 Royall Street
Canton, MA 02021
Toll Free: (866) 249-2610
Foreign Shareowners:
(201) 680-6578

TDD for Hearing Impaired:
(800) 231-5469

Web Addresses:
General: www.computershare.com/investor
Online inquiries: https://www-us.computershare.com/investor/contact

Stock Exchange Listing
New York Stock Exchange
(Symbol: MFA)

**Independent Registered Public
Accounting Firm**
KPMG LLP
345 Park Avenue
New York, NY 10154

Corporate Governance
Copies of MFA Financial, Inc.'s governance
documents, including its Corporate Governance
Guidelines, as well as the charters of the standing
committees of the Board of Directors and its Code
of Business Conduct and Ethics, are available on the
company's website at http://www.mfafinancial.com.
Written copies of these materials are available without
charge upon written request to the company's Secretary
at the address above.

Information Available to Stockholders
Copies of the company's 2025 Annual Report
on Form 10-K, as filed with the Securities and
Exchange Commission, as well as its proxy
statement, press releases and other documents,
are available on the company's website at
http://www.mfafinancial.com. Written copies of
these materials are available without charge upon
written request to the company's Secretary at the
address to the left.



One Vanderbilt Avenue, 48th Floor

New York, NY 10017

Telephone: 212.207.6400

Fax: 212.207.6420

www.mfafinancial.com

